Exhibit 99.1

NORBORD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 19, 2021

and

MANAGEMENT PROXY CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

NORBORD INC. AND WEST FRASER TIMBER CO. LTD.

December 15, 2020

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NORBORD SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

These materials are important and require your immediate attention. They require Norbord shareholders to make important decisions. If you require assistance, please contact your financial, legal, tax or other professional advisors. If you are a Norbord shareholder and have any questions or require more information, please contact Norbord’s transfer agent and depositary for the Arrangement, AST Trust Company (Canada), by telephone at 416-682-3860 or (toll free in North America) at 1-800-387-0825.

December 15, 2020

Dear Norbord shareholders:

On November 18, 2020, Norbord Inc. (“Norbord”) and West Fraser Timber Co. Ltd. (“West Fraser”) entered into a definitive agreement pursuant to which West Fraser, a leading North American diversified wood products company, will acquire all of the issued and outstanding shares of Norbord in an all-stock transaction valued at approximately US$3.1 billion (C$4.0 billion) to create a diversified global wood products leader.

As part of the transaction, Norbord shareholders will be entitled to receive 0.675 of a West Fraser common share (a “West Fraser Share”) for each Norbord common share (a “Norbord Share”) held, which equates to US$37.78 (C$49.35) per Norbord Share, based on the closing price of West Fraser Shares on November 18, 2020. This consideration represents a 13.6% premium to the closing price of Norbord Shares on the Toronto Stock Exchange (the “TSX”) on November 18, 2020, and a premium of 8.0% based on the 10-day volume weighted average trading prices of both companies on the TSX. As shareholders of the combined company, shareholders of Norbord will also benefit from enhanced trading liquidity and have the opportunity to participate in the benefits expected to result from this transaction and any future increase in company value.

Norbord believes that the transaction will firmly establish the combined company as a leader in the global wood products industry, with a greater platform for shareholder value creation founded on a premier product mix, strong balance sheet, and enhanced scale and diversity. In addition to these strategic benefits, the transaction is expected to result in synergies of up to US$61 million (C$80 million) annually within two years of closing. These synergies are expected to come from supply chain simplification, shared purchasing programs, transportation optimization, leveraging technologies and more efficient capital allocation.

For these and other reasons set out in the accompanying management proxy circular, Norbord’s board of directors (the “Norbord Board”) has unanimously approved the transaction and UNANIMOUSLY recommends that Norbord shareholders vote IN FAVOUR of the transaction.

Your vote on this matter is important.

The transaction will be effected by way of a plan of arrangement (the “Arrangement”) as more fully described in the accompanying management proxy circular.

Following completion of the Arrangement, former Norbord shareholders will own approximately 44% of the combined company and existing West Fraser shareholders will own approximately 56% of the combined company, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020. Norbord’s principal shareholder, Brookfield Asset Management Inc. and certain of its controlled affiliates (collectively, “Brookfield”), will beneficially own or exercise control or direction over approximately 19% of the outstanding voting shares of the combined company. Certain members of the Ketcham family and their affiliates (collectively, the “Ketcham Affiliates”), who are significant shareholders of West Fraser, will beneficially own or exercise control or direction over approximately 11% of the outstanding voting shares of the combined company.

You are invited to attend a special meeting of Norbord’s shareholders to be held on January 19, 2021 at 1:00 p.m. (Toronto time). Due to the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of Norbord’s communities, shareholders, employees and other stakeholders, Norbord will be holding the meeting in a virtual-only format, which will be conducted via live audio webcast online using the LUMI meeting platform at https://web.lumiagm.com/494815612, password “norbord2021” (case sensitive). During the audio webcast, attendees will be able to hear the meeting live, and registered shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the meeting is held. At the meeting, Norbord shareholders will be asked to approve the Arrangement. The Arrangement also requires court approval, regulatory approvals and the approval of the New York Stock Exchange to list the West Fraser Shares, as well as the satisfaction of other customary closing conditions. In addition, the issuance of West Fraser Shares as consideration requires the approval of the shareholders of West Fraser. If the requisite approvals are obtained and all other conditions to the Arrangement have been satisfied or waived, it is anticipated that the Arrangement will be completed in the first quarter of 2021.

Brookfield supports the Arrangement and has entered into a binding agreement to vote its Norbord Shares, representing approximately 43% of the outstanding Norbord Shares, in favour of the Arrangement. The Ketcham Affiliates have also entered into binding agreements to vote their outstanding voting shares of West Fraser representing approximately 19% of the outstanding voting shares of West Fraser, in favour of the Arrangement. In addition, the directors and named executive officers of Norbord and West Fraser have entered into binding agreements to vote their Norbord Shares and their voting shares of West Fraser, as applicable, in favour of the Arrangement.

The Norbord Board, after consultation with its legal advisors and based upon, among other things, receipt of a fairness opinion from RBC Capital Markets that the consideration under the Arrangement is fair, from a financial point of view, to the Norbord shareholders, unanimously determined that the Arrangement is in the best interests of Norbord and is fair to Norbord shareholders. After careful consideration of the Arrangement, the Norbord Board UNANIMOUSLY recommends that Norbord shareholders vote IN FAVOUR of the Arrangement.

Shareholders are requested to complete and return the enclosed form of proxy to ensure that your Norbord Shares are voted at the meeting, whether or not you, as a shareholder, are personally able to attend the virtual meeting. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, AST Trust Company (Canada), as soon as possible but no later than 1:00 p.m. (Toronto time) on January 15, 2021 or 48 hours prior to the time of any adjournment or postponement of the meeting (excluding Saturdays, Sundays and holidays). Registered shareholders should also complete, sign and return the enclosed letter of transmittal (printed on yellow paper) to AST Trust Company (Canada), in accordance with the instructions set out in the letter of transmittal, as soon as possible. If the Norbord Shares are certificated, the registered shareholder must forward the certificates with the letter of transmittal. For uncertificated Norbord Shares held through the direct registration system, registered shareholders are only required to complete and deliver the letter of transmittal. All deposits of Norbord Shares made under a letter of transmittal are irrevocable.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. Non-registered shareholders should contact their broker or other intermediary for instructions and assistance in receiving the consideration in respect of their Norbord Shares.

On behalf of the Norbord Board, we would like to take this opportunity to thank you for the support you have shown as Norbord shareholders.

Sincerely,

(Signed) “Peter Gordon”

Peter Gordon

Chair of the Board of Directors

Norbord Inc.

NORBORD INC.

NOTICE OF SPECIAL MEETING OF NORBORD SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Norbord Meeting”) of holders (“Norbord Shareholders”) of common shares (“Norbord Shares”) of Norbord Inc. (“Norbord”) will be held as a virtual-only meeting via live audio webcast online using the LUMI meeting platform at https://web.lumiagm.com/494815612, password “norbord2021” (case sensitive), on January 19, 2021 at 1:00 p.m. (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix C to the accompanying management proxy circular of Norbord dated December 15, 2020 (the “Norbord Circular”), approving the arrangement involving Norbord under Section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which West Fraser will, among other things, acquire all of the issued and outstanding common shares of Norbord, all as more particularly described in the Norbord Circular; and

2.	to transact such further and other business as may properly be brought before the Norbord Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Norbord Meeting are set forth in the Norbord Circular which accompanies this Notice of Special Meeting of Norbord Shareholders.

The board of directors of Norbord (the “Norbord Board”) UNANIMOUSLY recommends that Norbord Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Norbord Shareholders present in person (virtually) or represented by proxy and entitled to vote at the Norbord Meeting.

The record date for determining the Norbord Shareholders entitled to receive notice of and vote at the Norbord Meeting is the close of business on December 11, 2020 (the “Record Date”). Only Norbord Shareholders whose names have been entered in the register of Norbord Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Norbord Meeting.

Due to the public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of Norbord’s communities, shareholders, employees and other stakeholders, Norbord will be holding the Norbord Meeting in a virtual-only format, which will be conducted via live audio webcast online using the LUMI meeting platform at https://web.lumiagm.com/494815612, password “norbord2021” (case sensitive). During the audio webcast, attendees will be able to hear the Norbord Meeting live, and registered shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Norbord Meeting is being held. The accompanying Norbord Circular provides important and detailed instructions about how to participate at the virtual meeting.

Registered shareholders and duly appointed and registered proxyholders will be able to attend, submit questions and vote at the Norbord Meeting virtually at https://web.lumiagm.com/494815612, password “norbord2021” (case sensitive).

Your vote is important regardless of the number of Norbord Shares you own. Norbord Shareholders are invited to virtually attend the Norbord Meeting. Whether or not they are able to virtually attend the Norbord Meeting, Norbord Shareholders are urged to vote as soon as possible by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting.

Registered shareholders who are unable to attend the Norbord Meeting or any postponement or adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Norbord Meeting, the completed proxy form must be deposited at the office of Norbord’s transfer agent, (AST Trust Company (Canada) (“AST”), P.O. Box 721, Agincourt, ON M1S 0A1; Facsimile: (416)-368-2502 or toll free to 1-866-781-3111; E-mail: proxyvote@astfinancial.com), sent by mail, facsimile or e-mail or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Non-registered shareholders are advised that voting through a proxyholder at the Norbord Meeting will require, as a result of the virtual nature of the Norbord Meeting, the additional step of registering such proxyholder with AST, after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder with Norbord’s transfer agent will result in the proxyholder not receiving a 13-digit “Control Number” to participate in the virtual meeting and only being able to attend as a guest. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Norbord Meeting as guests but will not be able to vote or submit questions at the Norbord Meeting. Please refer to the instructions provided in the accompanying Norbord Circular under the heading “General Information Concerning the Norbord Meeting and Voting”. To be effective, a proxy must be received by AST not later than 1:00 p.m. (Toronto time) on January 15, 2021, or in the case of any postponement or adjournment of the Norbord Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting.

Late proxies may be accepted or rejected by the Chair of the Norbord Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Pursuant to the plan of arrangement pertaining to the Arrangement, substantially in the form of Appendix E to the Norbord Circular (the “Plan of Arrangement”), and the interim order obtained from the Ontario Superior Court of Justice (Commercial List) in respect of the Arrangement (the “Interim Order”), registered shareholders have a right to dissent in respect of the Arrangement Resolution. If the Arrangement is completed and their dissent right has been validly exercised, registered shareholders are entitled to be paid an amount equal to the fair value of their Norbord Shares. This dissent right is described in the Norbord Circular. A registered shareholder who wishes to dissent must ensure that a written notice of objection to the Arrangement Resolution is sent to Norbord c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: Adam Ibrahim on or prior to 4:00 p.m. (Toronto time) on January 15, 2021 or 4:00 p.m. (Toronto time) on the day which is two business days immediately preceding the date that any adjourned or postponed Norbord Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described in the Norbord Circular. Only registered shareholders are entitled to dissent. Accordingly, a non-registered shareholder desiring to exercise the right of dissent must make arrangements for a registered shareholder to dissent on his, her or its behalf. It is recommended that any Norbord Shareholder wishing to exercise a right of dissent seek independent legal advice. Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of the right to dissent with respect to the Arrangement. See “Rights of Dissenting Shareholders” in the Norbord Circular and Appendix I to the Norbord Circular.

If you have any questions about the information contained in this Norbord Circular or require assistance in completing your form of proxy or letter of transmittal, please feel free to contact Norbord’s transfer agent and depositary for the Arrangement, AST, by telephone at 416-682-3860 or (toll free in North America) at 1-800-387-0825.

DATED this 15th day of December, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Peter Gordon”

Peter Gordon
Chair of the Board of Directors Norbord Inc.

-i-

(continued)

Norbord Bonds	44
Interests of Certain Parties in the Arrangement	44

INFORMATION RELATING TO NORBORD	46

Overview	46
Information Respecting Directors and Executive Officers	46
Trading Price and Volume of Norbord Shares	47
Dividend Policy and History	48
Prior Sales and Purchases	48
Recent Developments on Debt Ratings	49
Risk Factors	50
Norbord Documents Incorporated by Reference	50

INFORMATION RELATING TO WEST FRASER	51

Overview	51
Description of Share Capital	52
Trading Price and Volume of West Fraser Shares	52
Prior Sales	53
Risk Factors	53
Auditors, Transfer Agent and Registrar	53
Documents Incorporated by Reference	54

INFORMATION RELATING TO THE COMBINED COMPANY	55

Overview	55
Anticipated Corporate Structure	55
Description of the Combined Company	55
Description of Share Capital	56
Dividends	57
Post-Arrangement Shareholders and Principal Shareholders	57
Directors and Executive Officers	58
West Fraser Credit Facility	58
Consolidated Capitalization	59
Unaudited Pro Forma Financial Information	59
Stock Exchange Listing Matters	59
Norbord Bonds	59
Auditors	60
Transfer Agent and Registrar	60

THE ARRANGEMENT AGREEMENT	60

Representations and Warranties	60
Conditions Precedent to the Arrangement	61
Covenants	63

-ii-

(continued)

Holdco Alternative	72
Termination of the Arrangement Agreement	72
Effective Date and Effective Time	76
Amendments	76
Governing Law	76

REGULATORY MATTERS	76

Canadian Securities Law Matters	76
U.S. Securities Law Matters	78
Stock Exchange Approvals	79
Competition Law Matters	79

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	80

Currency Conversion	81
Holders Resident in Canada	81
Holders Not Resident in Canada	85

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	87

Tax Characterization of the Arrangement	89
U.S. Holders	89
Non-U.S. Holders	94
Information Reporting and Backup Withholding	94

RISKS RELATING TO THE ARRANGEMENT AND THE COMBINED COMPANY	94

RIGHTS OF DISSENTING SHAREHOLDERS	100

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	102

INTERESTS OF EXPERTS OF NORBORD AND WEST FRASER	103
ADDITIONAL INFORMATION	103

Additional Information	103
Directors’ Approval	103

CONSENT OF RBC CAPITAL MARKETS	104

APPENDIX A GLOSSARY OF DEFINED TERMS	A-1

APPENDIX B UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF WEST FRASER	B-1

APPENDIX C FORM OF ARRANGEMENT RESOLUTION	C-1

-iii-

(continued)

-iv-

INTRODUCTION

This Norbord Circular is delivered in connection with the solicitation of proxies by and on behalf of management for use at the Norbord Meeting and any adjournment or postponement thereof. Norbord has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Norbord Meeting other than those contained in this Norbord Circular, the press release dated November 19, 2020 in respect of the Arrangement and the material change report dated November 27, 2020 in respect of the Arrangement. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Norbord’s website is inconsistent with this Norbord Circular, you should rely on the information provided in this Norbord Circular.

This Norbord Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Norbord Shareholders should not construe the contents of this Norbord Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

The information concerning West Fraser incorporated by reference or contained in this Norbord Circular has been publicly filed or provided by West Fraser. Although Norbord has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, Norbord does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by West Fraser, any of its affiliates or any of their respective Representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Norbord. In accordance with the Arrangement Agreement, West Fraser provided Norbord with all necessary information concerning West Fraser that is required by Law to be included in this Norbord Circular and ensured that such information does not contain any Misrepresentations.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Norbord Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached at Appendix D and available on SEDAR at www.sedar.com, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix E. You are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Norbord Circular is given as of December 15, 2020, unless otherwise stated.

DEFINED TERMS

This Norbord Circular contains defined terms, which are capitalized. For a list of the defined terms used herein and the meanings given to them, see Appendix A to this Norbord Circular.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Norbord publishes its consolidated financial statements in U.S. dollars, while West Fraser publishes its consolidated financial statements in Canadian dollars. Except as otherwise indicated in this Norbord Circular, references to “Canadian dollars” and “C$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

All annual financial statements and financial data derived therefrom included or incorporated by reference in this Norbord Circular pertaining to Norbord or West Fraser, including the unaudited pro forma combined consolidated financial statements of West Fraser, have been prepared and presented in accordance with IFRS.

Throughout this Norbord Circular and in the documents incorporated by reference that relate to Norbord, reference is made to EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, adjusted earnings (loss), adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed, return on equity, net debt, net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis (collectively, the “Norbord Non-IFRS measures”). Norbord believes that these Norbord Non-IFRS measures are important supplemental measures of Norbord’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. EBITDA is also used to assess segment performance and operating results.

In addition, certain documents incorporated by reference into this Norbord Circular that relate to West Fraser refer to Adjusted EBITDA, adjusted earnings, adjusted basic earnings per share, available liquidity, and total and net debt to total capital ratio (together with the Norbord Non-IFRS measures, the “Non-IFRS measures”).

In addition, reference is made in this Norbord Circular to Adjusted EBITDA on a pro forma basis after giving effect to the Arrangement. This figure is calculated by taking the pro forma earnings of West Fraser and Norbord and adding export duties, equity-based compensation, amortization, restructuring and impairment charges, finance expenses, tax and other items. See the unaudited pro forma combined consolidated financial statements of West Fraser attached as Appendix B to this Norbord Circular.

These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, earnings per share or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of these Non-IFRS measures used and presented by Norbord or West Fraser, as applicable, to the most directly comparable IFRS measures is provided in certain documents incorporated by reference herein in which these Non-IFRS measures are referenced.

Pro forma financial information included in this Norbord Circular is for informational purposes only and is unaudited. All unaudited pro forma financial information contained in this Norbord Circular has been derived from underlying financial statements prepared in accordance with IFRS to illustrate the effect of the Arrangement. The pro forma financial information set forth in this Norbord Circular should not be considered to be what the actual financial position or other results of operations would have necessarily been had West Fraser and Norbord operated as a single combined company as at or for the periods stated.

FORWARD-LOOKING STATEMENTS

Certain statements in this Norbord Circular, including the documents incorporated by reference herein, are forward-looking statements, including, but not limited to, those relating to the proposed Arrangement, the timing of the Closing, information concerning Norbord, West Fraser and the Combined Company and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including Norbord’s and West Fraser’s experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about current expectations and plans of management of Norbord and West Fraser relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the control of Norbord, West Fraser and the Combined Company, may affect the operations, business, financial condition, performance and results of Norbord and West Fraser or the Combined Company that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the future demand for, and sales volumes of, the Combined Company’s products; future production volumes, efficiencies and operating costs; increases or decreases in the prices of the Combined Company’s products; the Combined Company’s future stability and growth prospects; the Combined Company’s future profitability and capital needs, including capital expenditures; development and operating risks; key input prices, such as the price of logs, fibre, resin, wax and energy; currency risk; project development, expansion targets and operational delays; marketability; additional funding requirements; governmental regulations, licenses and permits; environmental regulation and liability; environmental and climate change risks; income tax rates; competition; uninsured risks; contingent liabilities and guarantees, including the outcome of pending litigation; dependence on key personnel; dependence on major customers and suppliers of products and services; litigation; health and safety; directors’ and officers’ conflicts of interest; the ability to consummate the Arrangement; the ability to obtain requisite regulatory and shareholder approvals; the failure to satisfy conditions precedent to the completion of the Arrangement; the ability of the Combined Company to successfully integrate the operations, management and employees of Norbord and achieve cost savings; the potential impact of the consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable Laws; the ability of the Combined Company to continue to develop and grow; the diversion of management time on the Arrangement; and management of the Combined Company’s success in anticipating and managing the foregoing factors, as well as the risks described under “Risk Relating to the Arrangement and the Combined Company”, “Information Relating to Norbord — Risk Factors” and “Information Relating to West Fraser — Risk Factors” in this Norbord Circular. In making these statements, Norbord and West Fraser have made assumptions with respect to: anticipated financial performance; business prospects and strategies; future production; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; interest rates; the availability of credit; the impact of increasing competition; conditions in general economic and financial markets; availability of equipment; availability and access to rail services and port facilities; effects of regulation by government agencies; future operating costs; the ability to add production and reserves through acquisitions, development and/or exploration; anticipated acquisitions; opportunities available to or pursued by the Combined Company; developments related to the COVID-19 pandemic or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Combined Company’s employees, government-imposed restrictions or other restrictions that may apply to the Combined Company’s employees and/or operations (including quarantine), the impact on customer demand and supply and distribution of the Combined Company; and other matters.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Although the forward-looking statements contained in this Norbord Circular are based upon what management of Norbord and West Fraser currently believe to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These forward-looking statements are made as of the date of this Norbord Circular and, other than as specifically required by applicable Law, none of Norbord, West Fraser or, following Closing, the Combined Company assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise, except as required by applicable Law.

NOTICE TO NORBORD SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS NORBORD CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The West Fraser Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act or the Securities Laws of any state or jurisdiction, and will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, and compliance with or exemption from the registration or qualification requirements of Securities Laws, including state “blue sky” laws.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Norbord Circular has been prepared in accordance with disclosure requirements under applicable Canadian Laws. Norbord Shareholders in the United States should be aware that these requirements may be different from those of the United States.

Financial statements and information of Norbord included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to auditing and auditor independence standards applicable in Canada and the United States. Financial statements and information of West Fraser included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to auditing and auditor independence standards applicable in Canada.

The enforcement by Norbord Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that Norbord and West Fraser are organized and exist under the laws of Canada; that a number of directors and officers of Norbord and West Fraser are residents of Canada; and that all or a substantial portion of Norbord’s and West Fraser’s respective assets, and those of their officers and directors, may be located outside of the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Norbord or West Fraser, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States.

In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States.

Certain information concerning Canadian federal income tax consequences of the Arrangement for Norbord Shareholders who are not resident in Canada is set forth under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. Certain information concerning United States federal income tax consequences of the Arrangement for Norbord Shareholders who are resident in the United States is set forth under the heading “Certain United States Federal Income Tax Considerations”.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE NORBORD MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Norbord Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in Appendix A to this Norbord Circular.

Q&A About the Arrangement

Q:	What are Norbord Shareholders being asked to vote on?

A:

Norbord Shareholders are being asked to vote on a special resolution to approve the acquisition of Norbord by West Fraser by way of a plan of arrangement under Section 192 of the CBCA pursuant to which West Fraser will acquire all of the outstanding Norbord Shares. See “The Arrangement — Norbord Shareholder Approval”.

Q:	What will I receive for my Norbord Shares under the Arrangement?

A:

Under the Arrangement, each Norbord Shareholder will receive, for each Norbord Share held, 0.675 of a West Fraser Share, subject to adjustment in accordance with the Arrangement Agreement and the Plan of Arrangement.

No fractional West Fraser Shares will be issued under the Plan of Arrangement. Norbord Shareholders will receive a cash payment in lieu of any fractional West Fraser Shares. Registered Shareholders and Qualifying Holdco Shareholders who are entitled to receive a cash payment in lieu of any fractional West Fraser Shares will receive such cash payment in Canadian dollars unless they elect in their Letter of Transmittal to receive such cash payment in U.S. dollars. Beneficial Shareholders will receive such cash payment in Canadian dollars unless they contact their Intermediary to request that the Intermediary elect to receive such cash payment in U.S. dollars on their behalf. If the Intermediary fails to make such an election, the Beneficial Shareholders will receive the cash payment in lieu of any fractional West Fraser Shares in Canadian dollars. See “The Arrangement — Procedure to Receive West Fraser Shares — No Fractional Shares”.

In addition, West Fraser has agreed pursuant to the Arrangement Agreement to allow Norbord Shareholders to elect a Holdco Alternative whereby they may transfer their Norbord Shares to a Qualifying Holdco in exchange for Qualifying Holdco Shares and then sell the Qualifying Holdco Shares to West Fraser in lieu of a direct sale of Norbord Shares, provided certain conditions set out in the Arrangement Agreement and described in this Norbord Circular are met. As consideration for the Qualifying Holdco Shares, a Qualifying Holdco Shareholder will be entitled to receive from West Fraser the same consideration such holder would have otherwise received if such holder had not elected the Holdco Alternative.

See “The Arrangement — Description of the Arrangement”, “The Arrangement — Procedure to Receive West Fraser Shares” and “The Arrangement — Holdco Alternative”.

Q:	Does this Consideration reflect a premium for the Norbord Shares?

A:

Yes. The Consideration being offered to Norbord Shareholders implies a share price premium for Norbord Shareholders. The Consideration offered pursuant to the Arrangement represents a premium of approximately (i) 13.6% based on the closing price of Norbord Shares on the TSX on November 18, 2020, the last trading day preceding the announcement of the Arrangement, and (ii) 8.0% based on the volume weighted average price of both West Fraser Shares and Norbord Shares on the TSX for the 10 trading days ended November 18, 2020. The amount of the premium at the time of Closing will vary according to the relative market prices of West Fraser Shares and Norbord Shares at that time.

Q:	Does the Norbord Board support the Arrangement?

A:

Yes. The Norbord Board has UNANIMOUSLY determined that the Arrangement is in the best interests of Norbord and is fair to Norbord Shareholders and UNANIMOUSLY recommends that Norbord Shareholders vote IN FAVOUR of the Arrangement Resolution.

In making its recommendation, the Norbord Board considered a number of factors which are described in this Norbord Circular under the heading “The Arrangement — Reasons for the Recommendation”, including the RBC Fairness Opinion, pursuant to which RBC concluded that, based upon and subject to the assumptions, qualifications and limitations set out therein, as at November 18, 2020, the Consideration under the Arrangement is fair, from a financial point of view, to Norbord Shareholders. See “The Arrangement — Background to the Arrangement”, “The Arrangement — Recommendation of the Norbord Board”, “The Arrangement — RBC Fairness Opinion” and “The Arrangement — Reasons for the Recommendation”.

Q:	What approvals of Norbord Shareholders are required at the Norbord Meeting?

A:

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Norbord Shareholders present in person (virtually) or represented by proxy and entitled to vote at the Norbord Meeting. See “The Arrangement — Norbord Shareholder Approval”.

Norbord and West Fraser have entered into a voting agreement with Brookfield pursuant to which Brookfield has agreed, among other things and subject to the terms of the Brookfield Voting and Support Agreement, to vote its Norbord Shares in favour of the Arrangement Resolution. West Fraser has also entered into voting agreements with all of the Norbord directors and Norbord Executives, pursuant to which such directors and Norbord Executives have agreed, subject to the terms and conditions of their respective voting agreements, to vote their Norbord Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, Brookfield held or exercised control or direction over approximately 43% of the issued and outstanding Norbord Shares and the Norbord directors and Norbord Executives collectively held or exercised control or direction over approximately 0.3% of the issued and outstanding Norbord Shares. See “The Arrangement — Brookfield Voting and Support Agreement” and “The Arrangement — Norbord Voting Agreements”.

Q:	What other approvals are required for the Arrangement?

A:

The Arrangement requires the approval of West Fraser Shareholders by the affirmative vote of at least a majority of the votes cast on the West Fraser Resolution by West Fraser Shareholders present in person (virtually) or represented by proxy and entitled to vote at the West Fraser Meeting. See “The Arrangement — West Fraser Shareholder Approval”.

The Arrangement must also be approved by the Court. The Court will be asked to determine that the Arrangement is fair to the Norbord Shareholders and to make the Final Order approving the Arrangement. Norbord will apply to the Court for the Final Order if the Norbord Shareholders approve the Arrangement Resolution at the Norbord Meeting and the West Fraser Shareholders approve the West Fraser Resolution at the West Fraser Meeting. See “The Arrangement — Court Approval and Completion of the Arrangement”.

The Arrangement is also subject to the conditional approval of the listing of the West Fraser Shares issued to Norbord Shareholders on the TSX, the approval of the NYSE to list the West Fraser Shares, the Competition Act Approval, the HSR Act Approval and the German Competition Approval. See “Regulatory Matters — Stock Exchange Approvals” and “Regulatory Matters — Competition Law Matters”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining the approvals required for the Arrangement and the satisfaction of all other conditions precedent, it is anticipated that the Arrangement will be completed in the first quarter of 2021.

Q:	What are the Canadian federal income tax consequences of participating in the Arrangement?

A:

Subject to the qualifications set forth in this Norbord Circular, the exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Norbord Shareholders under Canadian federal income tax laws, unless the Norbord Shareholder chooses to recognize such capital gain or capital loss in its income Tax Return for the taxation year in which the exchange occurs. For additional information and a general discussion of such tax considerations, see “Certain Canadian Federal Income Tax Considerations”. Neither this summary nor the discussion under “Certain Canadian Federal Income Tax Considerations” addresses tax considerations relevant to participating in the Holdco Alternative described in the Arrangement Agreement.

Tax matters are complicated, and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may vary, you should consult your tax advisor as to the specific tax consequences of the Arrangement to you.

Q:	What are the United States federal income tax consequences of participating in the Arrangement?

A:

The U.S. federal income tax consequences of the Arrangement to U.S. Holders will depend on whether the Exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Each of Norbord and West Fraser expressed the intent in the Arrangement Agreement for the transfer of Norbord Shares to West Fraser in exchange for West Fraser Shares pursuant to the Arrangement to qualify as a reorganization. However, whether the Exchange will qualify as a reorganization is uncertain, because this determination depends, in part, on facts and circumstances that are beyond the control of the Parties. Accordingly, there can be no assurance as to the qualification of the Exchange as a tax-free reorganization.

If the Exchange qualifies as a tax-free reorganization, then a U.S. Holder generally will recognize no gain or loss upon the receipt of West Fraser Shares in the Arrangement (except with respect to cash received in lieu of a fractional West Fraser Share). If the Exchange fails to qualify as a tax-free reorganization, then a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the fair market value of the West Fraser Shares received in the Arrangement (plus the value of any cash received in lieu of a fractional West Fraser Share) and such holder’s adjusted tax basis in Norbord Shares.

For a summary of certain U.S. federal income tax considerations arising from the Arrangement, see “Certain United States Federal Income Tax Considerations”, which qualifies the information set forth above. Neither this summary nor the discussion under “Certain United States Federal Income Tax Considerations” addresses tax considerations relevant to participating in the Holdco Alternative described in the Arrangement Agreement.

Tax matters are complicated, and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may vary, you should consult your tax advisor as to the specific tax consequences of the Arrangement to you, including the applicability of United States federal, state, local, non-United States and other tax laws.

Q:	How many West Fraser Shares will be issued under the Arrangement?

A:

Based on the number of West Fraser Shares and Norbord Shares issued and outstanding on December 15, 2020, West Fraser expects to issue, or reserve for issuance, an estimated 55,373,881 West Fraser Shares in connection with the Arrangement, representing 80.6% of the aggregate number of West Fraser Shares and West Fraser Class B Shares issued and outstanding as at that date. This is comprised of (i) an estimated 54,480,178 West Fraser Shares to be issued to Norbord Shareholders and Qualifying Holdco Shareholders as consideration under the Arrangement and (ii) an estimated 893,703 West Fraser Shares issuable upon the exercise of Replacement Options to be issued to Norbord Optionholders in exchange for their Norbord Options pursuant to the Arrangement. The exact number of West Fraser Shares that will ultimately be issued will be dependent upon the number of issued and outstanding Norbord Shares on the Effective Date, which may change due to the exercise of Norbord Options, rounding in respect of fractional share entitlements, and adjustments to the Exchange Ratio in accordance with the Arrangement Agreement.

Following Closing, existing West Fraser Shareholders will own approximately 56% of the Combined Company and former Norbord Shareholders will own approximately 44% of the Combined Company, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020. Brookfield will beneficially own or exercise control or direction over approximately 19% of the outstanding voting shares of the Combined Company and the Ketcham Affiliates will beneficially own or exercise control or direction over approximately 11% of the outstanding voting shares of the Combined Company.

Q:	What will happen to Norbord if the Arrangement is completed?

A:

If the Arrangement is completed, West Fraser will acquire all of the outstanding Norbord Shares and Norbord will become a wholly-owned subsidiary of West Fraser. Following Closing, it is expected that the Norbord Shares will be de-listed from the TSX and the NYSE and, if permitted under applicable Laws, Norbord will make an application to cease to be a reporting issuer under Securities Laws. See “Regulatory Matters — Canadian Securities Law Matters — Reporting Issuer Status”.

Q:	What will happen to the Norbord Bonds following Closing?

A:

Pursuant to the terms of the Norbord Bond Indentures, if the Arrangement closes, Norbord will be required to make a change of control offer to acquire all outstanding Norbord Bonds at 101% of the principal amount plus accrued and unpaid interest. Any Norbord Bonds that are not tendered to such offer will continue to remain outstanding obligations of Norbord after Closing subject to the terms and conditions of the Norbord Bond Indentures. See “The Arrangement — Norbord Bonds” and “Information Relating to the Combined Company — Norbord Bonds”.

Q:	Are the West Fraser Shares listed on a stock exchange?

A:

Yes. West Fraser Shares currently trade on the TSX under the symbol “WFT”. West Fraser has applied to the TSX to list the West Fraser Shares issuable pursuant to the Arrangement and the West Fraser Shares to be issued upon the exercise of the Replacement Options. West Fraser has also applied to the NYSE to list the West Fraser Shares (including the West Fraser Shares issuable pursuant to the Arrangement and the West Fraser Shares to be issued upon the exercise of the Replacement Options). It is a condition of Closing in favour of Norbord that West Fraser will have obtained approval for these listings, subject only to the customary listing conditions of the TSX and the NYSE. See “Regulatory Matters — Stock Exchange Approvals”.

Q:	Are Norbord Shareholders entitled to Dissent Rights?

A:

Yes. Under the Interim Order, Registered Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Norbord Circular carefully and consult with your legal advisor. See “Rights of Dissenting Shareholders”.

Q:	Will I receive dividends following Closing?

A:

Following Closing, shareholders of the Combined Company will be entitled to receive dividends if, as and when declared by the board of directors of the Combined Company. It is currently expected that the Arrangement will close prior to the anticipated record date for the Combined Company’s first quarter dividend, so that Norbord Shareholders who hold their West Fraser Shares following Closing would be able to receive that dividend, if declared. See “Information Relating to the Combined Company — Dividends”.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, a termination fee of C$110 million may be payable by Norbord or West Fraser in connection with such termination. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.

Q:	I am a Norbord Shareholder who wishes to use the Holdco Alternative. How do I elect to use the Holdco Alternative?

A:

To make an effective election, a properly completed and duly executed letter of transmittal, obtained separately from the Depositary, must be received by West Fraser or the Depositary by no later than 5:00 p.m. (Toronto time) on the Holdco Election Date at the address provided in the letter of transmittal. The Holdco Election Date will be the date that is 10 days prior to the Norbord Meeting, expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date. Any letter of transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Qualifying Holdco Shareholder. Norbord Shareholders who wish to avail themselves of the Holdco Alternative should contact West Fraser (or the Depositary) as soon as possible. A Norbord Shareholder or Qualifying Holdco Shareholder will be disentitled from the Holdco Alternative if they fail to do any of the following: (i) properly elect the Holdco Alternative on or prior to the Holdco Election Date, (ii) provide West Fraser with copies of all documents necessary to effect the Holdco Alternative or any transactions ancillary thereto on or before the later of the date that is 5 days prior to the Norbord Meeting or the date that is 15 days prior to the Effective Date (as communicated by West Fraser to the Norbord Shareholder or the Qualifying Holdco Shareholder), or (iii) properly enter into the Holdco Agreements.

Any Norbord Shareholder who wishes to elect the Holdco Alternative must satisfy the conditions to be a Qualifying Holdco Shareholder and must also comply with the other requirements set out in Section 2.13 of the Arrangement Agreement and described in this Norbord Circular. Norbord Shareholders who wish to avail themselves of the Holdco Alternative should consult with their own legal, tax, financial or other professional advisors before contacting West Fraser or the Depositary to inform them of their election. See “The Arrangement — Holdco Alternative”.

Q:	Should I send in my Letter of Transmittal now?

A:

All Registered Shareholders should complete, sign and return the Letter of Transmittal to the Depositary, in accordance with the instructions set out in the Letter of Transmittal, as soon as possible. If the Norbord Shares are certificated, the Registered Shareholder must forward the Norbord Share certificates with the Letter of Transmittal. For uncertificated Norbord Shares held through the direct registration system, Registered Shareholders are only required to complete and deliver the Letter of Transmittal.

All deposits of Norbord Shares made under a Letter of Transmittal are irrevocable. Please be sure to use the Letter of Transmittal (printed on yellow paper). See “The Arrangement — Procedure to Receive West Fraser Shares” and “The Arrangement — Letter of Transmittal”.

Q:	When will I receive the consideration?

A:

Norbord Shareholders and Qualifying Holdco Shareholders will receive the consideration for their Norbord Shares and Qualifying Holdco Shares, as applicable, as soon as practicable after Closing, provided all necessary documentation has been provided to the Depositary. Subject to obtaining the approvals required for the Arrangement and the satisfaction of all other conditions precedent, it is anticipated that the Arrangement will be completed in the first quarter of 2021. See “The Arrangement — Procedure for the Arrangement to Become Effective”.

Q:	What happens if I send in my Norbord Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Norbord Share certificate(s) will be returned promptly to you by the Depositary.

Q:	What will happen to my Norbord Options?

A:

Under the Arrangement, each outstanding Norbord Option will, without any further action on the part of any Norbord Optionholder, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (A) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange. See “The Arrangement — Description of the Arrangement” and “The Arrangement — Treatment of Incentive Securities”.

Q:	What will happen to my Norbord RSUs and Norbord DSUs?

A:

Under the Arrangement, each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

Under the Arrangement, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

See “The Arrangement — Description of the Arrangement” and “The Arrangement — Treatment of Incentive Securities”.

Q:	Who can help answer my questions?

A:

If you have any questions about submitting your Norbord Shares to the Arrangement, including with respect to the completion and delivery of your proxy and/or Letter of Transmittal, please contact the Depositary (AST Trust Company (Canada)):

Telephone:     416-682-3860 or 1-800-387-0825 (toll-free in North America)

Email:             inquiries@astfinancial.com

Q&A About the Norbord Meeting and Voting

Q:	Who is entitled to vote on the Arrangement Resolution and how will the votes be counted?

A:

The record date for determining the Norbord Shareholders entitled to receive notice of and to vote at the Norbord Meeting is December 11, 2020. Only Norbord Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Norbord Meeting. Each Norbord Shareholder is entitled to one vote in respect of each Norbord Share held. Votes will be counted by the Transfer Agent.

Q:	How can I vote my Norbord Shares if I am a Registered Shareholder?

A:

If you were a Registered Shareholder as of the close of business on the Record Date, you can vote by proxy or you can virtually attend the Norbord Meeting and complete a ballot virtually during the Norbord Meeting. Registered Shareholders will receive a Control Number from the Transfer Agent for the purposes of logging in to the Norbord Meeting.

In order to vote by proxy, complete, sign and date your form of proxy, and return it to the Transfer Agent (AST Trust Company (Canada)) using one of the following methods: (1) by email to proxyvote@astfinancial.com; (2) by facsimile to 416-368-2502 or 1-866-781-3111; or (3) by mail to AST Trust Company (Canada), using the business reply envelope accompanying your proxy. You may also vote by proxy using a touch-tone telephone toll-free at 1-888-489-5760 or on the internet at www.astvotemyproxy.com.

If you wish to appoint a person other than the management nominees identified in your form of proxy to act as your proxyholder, you must submit your proxy appointing that person as proxyholder and register that proxyholder with the Transfer Agent. See “General Information Concerning the Norbord Meeting and Voting — Appointment of Proxies”.

Q:	How can I vote my Norbord Shares if I am a Beneficial Shareholder?

A:

You are a Beneficial Shareholder if your Norbord Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS). If you are a Beneficial Shareholder, you can either vote using the enclosed voting instruction form or proxy form, or you can virtually attend the Norbord Meeting and complete a ballot virtually during the Norbord Meeting.

Your Intermediary or its agent (such as a bank, trust company or securities broker) is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Norbord Shares. Your Intermediary will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your Intermediary. See “General Information Concerning the Norbord Meeting and Voting — Appointment of Proxies”.

Beneficial Shareholders must appoint themselves as proxyholders in order to virtually attend, participate and vote at the Norbord Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still virtually attend the Norbord Meeting as guests. Guests will be able to listen to the Norbord Meeting but will not be able to vote at the Norbord Meeting.

Q:	Is there a deadline for my form of proxy to be received?

A:

Yes. Votes by proxy must be received by the Transfer Agent by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held. Note that if you are a Beneficial Shareholder, you must provide your voting instructions to your Intermediary before the date indicated on your voting instruction form, which may be earlier than the above deadline.

Q:	How will my Norbord Shares be voted if I give my proxy?

A:

Norbord Shares represented by properly executed proxies appointing the management nominees of Norbord as designated in the proxy will be voted for or against the Arrangement Resolution in accordance with the instructions contained in the proxy. If you do not specify on your form of proxy how you want a proxyholder appointed by you (other than the management nominees) to vote your Norbord Shares, then your proxyholder can vote your Norbord Shares as he or she sees fit. If a proxy appointing management nominees does not contain voting instructions, the Norbord Shares represented by such proxies will be voted IN FAVOUR of the Arrangement Resolution.

Q:	Can I revoke my proxy?

A:

Yes. In addition to revocation in any other manner permitted by Law, a Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Registered Shareholder or his or her legal representative authorized in writing or, where the Norbord Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received by the Transfer Agent before the deadline for filing proxies. A Registered Shareholder can also revoke a proxy by virtually attending and voting at the Norbord Meeting. See “General Information Concerning the Norbord Meeting and Voting — Voting Instructions — Registered Shareholders — Changing your Vote”.

If you are a Beneficial Shareholder and have already sent your completed voting instruction form to your Intermediary and you change your mind about your voting instructions, or want to vote at the Norbord Meeting, contact your Intermediary to find out whether this is possible and what procedures to follow. See “General Information Concerning the Norbord Meeting and Voting — Voting Instructions — Beneficial Shareholders — Changing your Vote”.

Q:	What if amendments are made to these matters or if other matters are brought before the Norbord Meeting?

A:

The form of proxy accompanying this Norbord Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Special Meeting and any other matters that may properly come before the Norbord Meeting or any postponement or adjournment thereof. As at the date of this Norbord Circular, Norbord’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Norbord Meeting. However, if any amendments to matters identified in the accompanying Notice of Special Meeting or any other matters which are not now known to management should properly come before the Norbord Meeting or any postponement or adjournment thereof, the Norbord Shares represented by properly executed proxies given in favour of the person(s) designated by management of Norbord or such other person duly appointed and registered as proxyholder in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority. See “General Information Concerning the Norbord Meeting and Voting — Exercise of Discretion by Proxies”.

GENERAL INFORMATION CONCERNING THE NORBORD MEETING AND VOTING

This Norbord Circular is furnished in connection with the solicitation by and on behalf of the management of Norbord of proxies to be used at the Norbord Meeting to be held at 1:00 p.m. (Toronto time) on January 19, 2021, or any adjournment(s) or postponement(s) thereof, to consider the matters set out in the Notice of Special Meeting accompanying this Norbord Circular.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, facsimile transmission, other electronic means or personal contact by the directors, officers or employees of Norbord without special compensation. Norbord may also retain a proxy solicitation agent, at Norbord’s discretion or if so requested by West Fraser, the cost of which will be borne by Norbord.

Record Date

The record date for determining the Norbord Shareholders entitled to receive notice of and to vote at the Norbord Meeting is December 11, 2020. Only Norbord Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Norbord Meeting.

Meeting Information

The Norbord Meeting is scheduled to be held at 1:00 p.m. (Toronto time) on January 19, 2021. Out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, Norbord Shareholders, employees and other stakeholders, we will be holding the Norbord Meeting in a virtual-only format, which will be conducted via live audio webcast. Norbord Shareholders will have an equal opportunity to participate virtually at the Norbord Meeting, regardless of their geographic location. The live audio webcast will be accessible online at https://web.lumiagm.com/494815612, password “norbord2021” (case sensitive).

In light of the COVID-19 pandemic, the Interim Order provides that (i) Norbord is permitted to conduct the Norbord Meeting (including conducting voting at the Norbord Meeting), in whole or in part using exclusively electronic means, including one or more of webcasting, telephone conference, and/or other electronic means as may be practicable and as determined by Norbord acting reasonably, (ii) Norbord is not required to convene an in-person meeting in respect of the Arrangement, and (iii) quorum for the Norbord Meeting may be satisfied by the attendance of Norbord Shareholders, in person or represented by proxy, through webcast, telephone conference or another electronic means employed by Norbord in accordance with the Interim Order.

Attending the Norbord Meeting

The Norbord Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Norbord Shareholders will not be able to attend the Norbord Meeting in person.

Registered Shareholders and duly appointed and registered proxyholders will be able to virtually attend, participate and vote at the Norbord Meeting. Registered Shareholders and duly appointed and registered proxyholders who virtually attend and participate in the Norbord Meeting will be able to listen to the Norbord Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “General Information Concerning the Norbord Meeting and Voting — Voting Instructions — Registered Shareholders — Voting at the Virtual Meeting”.

Beneficial Shareholders must appoint themselves as proxyholders in order to virtually attend, participate and vote at the Norbord Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still virtually attend the Norbord Meeting as guests. Guests will be able to listen to the Norbord Meeting but will not be able to vote at the Norbord Meeting. See “General Information Concerning the Norbord Meeting and Voting — Voting Instructions — Beneficial Shareholders — Voting at the Virtual Meeting” below.

Registered Shareholders, duly appointed and registered proxyholders and guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the Norbord Meeting as set out below. Guests can listen to the Norbord Meeting but are not able to vote or submit questions.

•	Log in online at https://web.lumiagm.com/494815612. We recommend that you log in at least 30 minutes before the Norbord Meeting starts.

•	Click “Login” and then enter your Control Number (see below) and password “norbord2021” (case sensitive).

OR

Click “Guest” and then complete the online form.

Registered Shareholders

The control number located on the form of proxy you received is your control number (“Control Number”) for the purposes of logging in to the Norbord Meeting.

Duly Appointed Proxyholders

The Transfer Agent will provide proxyholders with a Control Number by email after the proxyholder has been duly appointed and registered in accordance with the instructions provided in the form of proxy.

If you attend the Norbord Meeting, it is important that you are connected to the internet at all times during the Norbord Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Norbord Meeting. You should allow ample time to virtually check in to the Norbord Meeting and complete the related procedures.

Voting Instructions

You can vote your Norbord Shares by proxy or at the Norbord Meeting. Please follow the instructions below based on whether you are a Registered Shareholder or a Beneficial Shareholder.

Registered Shareholders

You are a Registered Shareholder if you have a share certificate for your Norbord Shares and they are registered in your name or if you hold Norbord Shares through direct registration. You will find a form of proxy enclosed.

Voting by Proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Norbord Meeting, or any adjournment(s) or postponement(s) thereof, and vote your Norbord Shares for you. Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of Norbord who are named in the form of proxy the authority to vote your Norbord Shares at the Norbord Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Norbord Shareholder. You can do so by following the instructions set out below under “General Information Concerning the Norbord Meeting and Voting — Appointment of Proxies”.

Voting at the Virtual Meeting

You do not need to complete or return your form of proxy if you plan to vote at the Norbord Meeting. To virtually attend the Norbord Meeting and complete a ballot virtually during the Norbord Meeting, simply follow the instructions set out under “General Information Concerning the Norbord Meeting and Voting — Meeting Information — Attending the Norbord Meeting” above.

Changing your Vote

A Registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the Registered Shareholder or his or her attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, to the Transfer Agent before the deadline for filing proxies, or in any other manner permitted by Law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

If you have followed the process for virtually attending and voting at the Norbord Meeting, voting at the Norbord Meeting virtually will revoke your previous proxy.

Beneficial Shareholders

You are a Beneficial (non-registered) Shareholder if your Norbord Shares are held in the name of an intermediary (“Intermediary”) (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS).

Your Intermediary or its agent (such as a bank, trust company or securities broker) is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Norbord Shares. Your Intermediary will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your Intermediary. Norbord has agreed to pay for Intermediaries to deliver the proxy-related materials and the relevant voting instruction form or proxy form to the beneficial owners of Norbord Shares. Norbord is not sending such materials related to the Norbord Meeting directly to non-objecting beneficial holders (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer).

The voting instruction form or proxy form that is sent by your Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Norbord Shares, including how to virtually attend and vote directly at the Norbord Meeting.

Voting at the Virtual Meeting

Should a Beneficial Shareholder wish to virtually attend and vote at the Norbord Meeting (or have another person virtually attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should follow the instructions for voting at the Norbord Meeting that are provided on the voting instruction form or form of proxy, as applicable, and refer to the instructions set out below under “General Information Concerning the Norbord Meeting and Voting — Appointment of Proxies”.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Norbord Meeting but will be able to participate as a guest. This is because Norbord does not have unrestricted access to the names of its Beneficial Shareholders. If you virtually attend the Norbord Meeting, Norbord may have no record of your shareholdings or entitlement to vote, unless your Intermediary has appointed you as proxyholder.

Guests will be able to listen to the virtual Norbord Meeting but will not be able to ask questions or vote.

Changing your Vote

If you have already sent your completed voting instruction form to your Intermediary and you change your mind about your voting instructions, or want to vote at the Norbord Meeting, contact your Intermediary to find out whether this is possible and what procedure to follow.

Exercise of Discretion by Proxies

If you do not specify on your proxy form how you want a proxyholder appointed by you (other than the management nominees) to vote your Norbord Shares, then your proxyholder can vote your Norbord Shares as he or she sees fit. Norbord Shares represented by properly executed proxies in favour of the management nominees of Norbord as designated in the proxy will be voted for or against the Arrangement Resolution in accordance with the instructions contained in the proxy. If a proxy appointing the management nominees of Norbord does not contain voting instructions, the Norbord Shares represented by such proxy will be voted IN FAVOUR of the Arrangement Resolution.

Appointment of Proxies

The following applies to Norbord Shareholders who wish to appoint a person (a “Third-Party Proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form, as applicable, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend and vote at the Norbord Meeting.

Norbord Shareholders who wish to appoint a Third-Party Proxyholder to attend the Norbord Meeting as their proxyholder and vote their Norbord Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that Third-Party Proxyholder with the Transfer Agent, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third-Party Proxyholder will result in the Third-Party Proxyholder not receiving a Control Number, which is required to vote at the Norbord Meeting, and only being able to attend as a guest.

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Step 1 — Submit your Form of Proxy or Voting Instruction Form: To appoint a Third-Party Proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering your proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder and wish to vote at the Norbord Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

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Step 2 — Register your Third-Party Proxyholder: To register a Third-Party Proxyholder, Norbord Shareholders must contact the Transfer Agent by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held, and provide the Transfer Agent with the required proxyholder contact information so that the Transfer Agent may provide the Third-Party Proxyholder with a 13-digit Control Number via email. This Control Number will allow Third-Party Proxyholders to log in and vote at the Norbord Meeting. Without a Control Number, a Third-Party Proxyholder will not be able to vote at the Norbord Meeting and will only be able to participate as a guest.

Beneficial Shareholders in the United States

If you are a Beneficial Shareholder located in the United States and wish to vote at the Norbord Meeting or, if permitted, appoint a Third-Party Proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to the Transfer Agent. Requests for registration from Beneficial Shareholders located in the United States that wish to vote at the Norbord Meeting or, if permitted, appoint a Third-Party Proxyholder must be sent by e-mail or by courier to: proxyvote@astfinancial.com (if by e-mail), or AST Trust Company (Canada), Attn: Proxy Dept, 1170 Birchmount Road, Toronto, Ontario, M1P 5E3, Canada (if by courier), and, in both cases, must be labeled “Legal Proxy” and received by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held.

In addition, Beneficial Shareholders located in the United States must contact the Transfer Agent by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America), by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held, so that the Transfer Agent may provide the Third-Party Proxyholder with a 13-digit Control Number via email. This 13-digit Control Number will allow Third-Party Proxyholders to log in and vote at the Norbord Meeting. Without a 13-digit Control Number, a Third-Party Proxyholder will only be able to participate as a guest at the Norbord Meeting.

If you are Unable to Attend the Virtual Meeting

In order for your vote to be counted, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held.

Registered Shareholders may vote by proxy using one of the following methods:

•	By email to proxyvote@astfinancial.com

•	By facsimile to 416-368-2502 or 1-866-781-3111

•	By mail to AST Trust Company (Canada), using the business reply envelope accompanying your proxy

•	By telephone at 1-888-489-5760

•	By internet at www.astvotemyproxy.com

Beneficial Shareholders may vote by following the voting instructions provided by their Intermediary.

How the Votes will be Counted

Votes will be counted by the Transfer Agent.

Quorum

A quorum at meetings of Norbord Shareholders consists of two persons who are present in person (virtually) and each entitled to vote at such meeting of Norbord Shareholders.

Principal Holders of Norbord Shares

The authorized share capital of Norbord consists of an unlimited number of Norbord Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of Non-Voting Participating Shares. As at the Record Date, 80,710,375 Norbord Shares were issued and outstanding. No other shares of Norbord are outstanding. Each Norbord Share is entitled to one vote at a meeting of Norbord Shareholders.

The Norbord Board has fixed the close of business on December 11, 2020 as the Record Date for the purpose of determining the Norbord Shareholders entitled to receive notice of the Norbord Meeting, but the failure of any Norbord Shareholder who was a Norbord Shareholder on the Record Date to receive notice of the Norbord Meeting does not deprive the Norbord Shareholder of the right to vote at the Norbord Meeting.

To the knowledge of Norbord and its directors and executive officers, no Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Norbord Shares as at the Record Date, other than Brookfield, which beneficially owned or exercised control or direction over an aggregate of 34,787,535 Norbord Shares, representing approximately 43% of the issued and outstanding Norbord Shares as at the Record Date.

THE ARRANGEMENT

Background to the Arrangement

The execution and public announcement of the Arrangement was the culmination of a comprehensive multi-year strategic process undertaken by Norbord. The terms of the Arrangement were arrived at through robust arm’s length negotiations between representatives of Norbord and representatives of West Fraser, together with each of their respective financial and legal advisors. The following is a summary of the material events leading up to West Fraser’s proposal for the Arrangement, the negotiation of the Arrangement Agreement (including related documents) and the meetings, negotiations, discussions and actions between the Parties that preceded the public announcement of the Arrangement and execution of the Arrangement Agreement.

Norbord regularly reviews its overall corporate strategy and, from time to time, has considered various strategic options that might accelerate the achievement of its business plan, maximize shareholder value and otherwise be in the best interests of Norbord.

In 2015, Norbord completed the merger with Ainsworth Lumber Co. Ltd (“Ainsworth”) in an all-share transaction that created the largest OSB manufacturer in North America with significant capacity in Europe. The combination added four geographically complementary operations of Ainsworth and positioned Norbord to take advantage of the continuing recovery in the U.S. housing market. Synergies related to the merger of US$45 million were achieved within 18 months of closing.

An Executive Committee of the Norbord Board (the “Executive Committee”) consisting of Pierre Dupuis, Peter Gordon (Chair) and Paul Houston was formed initially to monitor the progress of the merger with Ainsworth. Afterwards, the Executive Committee continued to meet monthly to monitor Norbord’s progress against its strategic and operational objectives. Paul Gagné succeeded Mr. Dupuis on the Executive Committee in May 2020 following Mr. Dupuis’ retirement from the Norbord Board.

Over the 2016-2017 period, Norbord focused its efforts on incremental growth within its existing manufacturing base. A major rebuild project at the idled Huguley, Alabama mill was undertaken to position that mill for a restart and an operational improvement initiative at High Level, Alberta significantly increased production volume from that mill. Norbord acquired an idled mill in Chambord, Quebec and commenced plans to rebuild it in preparation for an eventual restart (on December 14, 2020, Norbord announced its intention to restart the Chambord mill in the spring of 2021). A brownfield redevelopment of the Inverness, Scotland mill was initiated including the deployment of unused equipment from the Grande Prairie, Alberta mill, with a total project cost of approximately US$193 million.

In April 2018, with the benefit of a strong OSB market and increasing mill productivity from these and other projects, Norbord initiated a confidential process to explore, review and evaluate a broad range of potential strategic alternatives that would enhance shareholder value, including a potential sale of Norbord (the “Strategic Process”). Norbord retained two financial advisors (the “Strategic Process Financial Advisors”) with a mandate to explore various strategic alternatives for Norbord, including a market outreach process to determine potential interest in a sale transaction involving Norbord. At such time, the Strategic Process Financial Advisors provided the Norbord Board with a presentation regarding the Strategic Process, which included initial perspectives on the value of Norbord, an overview of the sales process timeline and potential buyers of Norbord.

During the period from early May 2018 until late June 2018, the Strategic Process Financial Advisors contacted 22 parties, including international timber and wood product companies and select private equity firms and other financial sponsors, with respect to their potential interest in acquiring Norbord, expressing Norbord’s preference for an all-cash transaction. West Fraser was one of the parties contacted during the Strategic Process. As part of the Strategic Process, Norbord negotiated and entered into non-disclosure and confidentiality agreements (the “NDAs”) with 12 third parties, including with West Fraser on May 24, 2018. Interested third parties that entered into an NDA were provided with access to Norbord’s data room.

In early June 2018, the participants in the Strategic Process were invited to submit initial non-binding indications of interest for an acquisition of Norbord. On June 13, 2018, Norbord received a preliminary acquisition proposal from West Fraser which was non-binding and conditional on further due diligence. West Fraser was the only party that submitted an indication of interest to acquire Norbord.

During July 2018, West Fraser and its advisors continued to conduct due diligence with respect to Norbord’s business operations, which included visits to a number of Norbord’s OSB mills, and had preliminary discussions with Norbord and its advisors about the principal terms, financial and otherwise, of a potential transaction. Notwithstanding such diligence efforts and meetings, West Fraser declined to pursue a formal offer to acquire Norbord and withdrew from the sales process in July 2018.

In early October 2018, it was determined that West Fraser’s withdrawal from the Strategic Process, coupled with declining North American OSB benchmark prices and other industry challenges hampering strategic buyers and other prospective bidders from making definitive offers, made it unlikely that Norbord would consummate a transaction under the Strategic Process. The Norbord Board therefore decided to terminate the formal Strategic Process.

Between 2018 and the summer of 2020, the Norbord Board, the Executive Committee and senior management continued to consider a broad range of strategic alternatives for Norbord. The strategic alternatives considered included a continuation of Norbord’s existing stand-alone business plan, as well as acquisitions and business combinations with a number of North American and European wood product producers. As part of such exercise, senior management of Norbord approached, and in certain cases held exploratory discussions with, a limited number of potential strategic counterparties. However, none of these discussions progressed past an initial stage. It became evident through this process that there were limited opportunities to grow OSB capacity through strategic business combinations or acquisitions in North America.

On May 7, 2020, Mr. Gordon called Raymond Ferris, West Fraser’s current Chief Executive Officer, to congratulate Mr. Ferris on West Fraser’s first quarter 2020 financial results that had been released on April 28, 2020. During that call, Mr. Gordon touched on the Strategic Process and conveyed his view that West Fraser and Norbord could be a good fit and Mr. Ferris advised that West Fraser remained open to exploring opportunities in the OSB industry. During the months of May through July 2020, Messrs. Gordon and Ferris had a number of preliminary conversations with respect to revisiting the strategic merits of the acquisition of Norbord by West Fraser first contemplated in 2018, but with a focus on an all-share transaction. Mr. Gordon, acting in both his capacity as Chair of the Norbord Board and as a representative of Brookfield, whose support would be important to a transaction, indicated that he was interested in discussing the opportunity with the Norbord Board and management, and discussed at a high level with Mr. Ferris the general terms upon which the Parties would be willing to consider a transaction. By late July 2020, Mr. Gordon also informed Peter Wijnbergen, Norbord’s Chief Executive Officer, and Robin Lampard, Norbord’s Chief Financial Officer, and several Brookfield representatives of these preliminary discussions. At the end of July 2020, the Brookfield representatives confirmed to Mr. Ferris that they would be supportive of Norbord pursuing a potential all-share transaction with West Fraser, subject to the terms of such transaction being acceptable to Brookfield and the Norbord Board. At that time, it was discussed that West Fraser would deliver a formal non-binding expression of interest to the Norbord Board outlining the terms on which West Fraser would be interested in proceeding with a transaction.

At a meeting of the Norbord Board held on August 4, 2020, Mr. Gordon briefed the Norbord Board about the discussions with Mr. Ferris and noted that he expected that a formal non-binding expression of interest from West Fraser would be forthcoming. After consideration and evaluation of West Fraser’s proposal as had been discussed with Mr. Gordon, and with the benefit of advice from Norbord’s legal counsel, Torys LLP, the Norbord Board directed management and Mr. Gordon to engage further with West Fraser following receipt of the formal proposal in order to conduct preliminary due diligence and assess the merits of West Fraser’s proposal. At the end of the meeting, the Norbord Board also met in camera without management being present, and also met without Mr. Gordon, Jack Cockwell and Lori Pearson, who are each officers or directors of Brookfield (the “Brookfield Related Directors”). The Norbord independent directors discussed the involvement and treatment of Brookfield in the proposed transaction and determined that it was not necessary to strike a special committee to consider a transaction at that stage as, based on initial transaction terms that had been discussed between Mr. Gordon and Mr. Ferris, there was no real or perceived conflict of interest of Brookfield or the Brookfield Related Directors, as Brookfield would receive the same consideration as all other Norbord Shareholders.

On August 6, 2020, West Fraser delivered to Norbord a non-binding preliminary expression of interest (the “Preliminary Offer”) with respect to the acquisition of Norbord in exchange for West Fraser Shares, conditional upon due diligence and negotiation of transaction terms, including the share exchange ratio.

As the NDA signed by West Fraser in connection with the Strategic Process had expired, on August 18, 2020, Norbord and West Fraser executed a mutual NDA to govern the sharing of confidential information. Following the execution of the mutual NDA, Norbord and West Fraser began the process of conducting reciprocal preliminary due diligence.

Between August 18, 2020 and September 10, 2020, various discussions were held among representatives of Norbord, Brookfield and West Fraser with respect to the diligence that would be required in order to assess the commercial merits of the Preliminary Offer.

On September 10, 2020, management of Norbord and West Fraser, including their respective Chief Executive Officers and Chief Financial Officers, with their respective legal advisors and representatives of Brookfield present, met in person to discuss the Preliminary Offer. During the meeting, West Fraser delivered a presentation regarding its business and the merits of a potential transaction.

At a meeting of the Norbord Board held on September 21, 2020, Mr. Wijnbergen and Ms. Lampard provided an update on the status of discussions between Norbord and West Fraser as well as a preliminary relative value analysis of a potential transaction with West Fraser on the terms contained in the Preliminary Offer. The Norbord Board discussed in detail the preliminary financial model and the merits of the potential transaction, from a financial point of view. However, the Norbord Board indicated that it would require additional information from West Fraser with respect to the business strategy and related organizational structure of the combined business before considering the transaction further. Following discussion, the Norbord Board directed management to request that information from West Fraser and otherwise determined to pause further work on the potential transaction.

From September 21, 2020 to September 30, 2020, Mr. Wijnbergen and Ms. Lampard, together with representatives of Brookfield, continued to work with West Fraser management to provide information to assist with the Norbord Board’s request. This included a presentation on Norbord’s business to West Fraser on September 24, 2020. In this period, management also began the process of considering what financial advice was needed and which financial institution would be able to assess the fairness of the transaction should a transaction be pursued.

On September 29, 2020, West Fraser management delivered a presentation to Mr. Wijnbergen and Ms. Lampard containing its further analysis of the merits of an all-share transaction involving the combination of Norbord and West Fraser, which Mr. Wijnbergen and Ms. Lampard subsequently presented to the Norbord Board on October 6, 2020. At that meeting, Norbord management advised that the proposed transaction would represent a strategic combination of two industry-leading companies. As complementary businesses producing and selling distinct products, it was noted that West Fraser intended to retain all the Norbord panelboard mills and rely on the skills and experience of current Norbord management and employees to lead the panelboard business. Management also advised that the companies have complementary operating cultures, with a common priority on safety, sustainability and cost management. Following that briefing, the Norbord Board instructed management to proceed to the next phase of considering a potential transaction by completing its due diligence on West Fraser and to begin negotiation of an Arrangement Agreement and other ancillary transaction documents. The Norbord Board also determined that it would not be necessary to engage a financial advisor to conduct an auction process given the fulsome Strategic Process conducted by the Strategic Process Financial Advisors in 2018. The Strategic Process had only produced interest from West Fraser in a potential transaction and it was not expected that a second auction process would produce a different outcome at this time. The Norbord Board also determined that it was not necessary to consider other strategic alternatives at this time in light of the alternatives considered as part of the 2018 Strategic Process as well as work done since 2018 to consider other alternatives to enhance the value of Norbord. Following discussion, the Norbord Board directed management to retain a financial institution to assess the fairness of the transaction, subject to the approval of the terms of engagement by the Executive Committee. After the Norbord Board meeting, Mr. Wijnbergen and Ms. Lampard called Mr. Ferris and Chris Virostek, West Fraser’s Chief Financial Officer, to inform them that the Norbord Board had instructed Norbord to proceed to the next phase of considering a potential transaction.

On October 14, 2020, representatives of McMillan LLP provided representatives of Torys LLP with initial drafts of the Arrangement Agreement and the Brookfield Voting and Support Agreement.

In mid-October, 2020, the Executive Committee met with management and representatives of Torys LLP to discuss retaining RBC to provide the RBC Fairness Opinion and the terms and scope of their engagement. Following extensive discussion with the Torys LLP representatives, the Executive Committee confirmed the Norbord Board’s view that it was not necessary for the engagement to extend beyond providing the RBC Fairness Opinion to include completing an auction or market canvass process or providing broader financial advice given the factors noted above.

RBC was retained on October 15, 2020. Pursuant to the terms of the engagement agreement with RBC, Norbord would be obligated to pay a flat fee and no portion of the fees payable to RBC for its services would be contingent on the amount of consideration offered under the transaction or the conclusions of the RBC Fairness Opinion.

From October 15, 2020 to November 4, 2020 the Parties commenced negotiating the terms of the Arrangement. In particular, the Parties discussed the form and terms of consideration, Norbord Board representation on the West Fraser Board following closing, treatment of Incentive Securities under the Arrangement, interim covenants, required regulatory approvals and conditions to closing, termination rights under the Arrangement Agreement and the size of the termination fee, among other matters. Norbord, West Fraser and Brookfield also commenced negotiation of the terms of the Brookfield Voting and Support Agreement.

During this time, the Parties continued to advance their reciprocal due diligence and RBC engaged with West Fraser’s financial advisor, Toronto Dominion Securities Inc., to discuss the transaction. Norbord and West Fraser, together with their respective advisors, consulted extensively with respect to the development of financial models of the transaction and combined business going forward. Members of Norbord’s senior management also visited several of West Fraser’s Canadian and U.S. facilities to conduct on-site diligence and Norbord retained a number of advisors to assist with its due diligence process, in particular related to West Fraser’s pulp and paper business and tax matters.

On November 2, 2020, representatives of West Fraser management indicated to Norbord management and Brookfield that West Fraser may be prepared to offer a limited amount of cash as part of the transaction consideration, which would be priced at a fixed amount equivalent to the cash value of the share consideration on announcement. Under this proposal, Norbord Shareholders electing to receive a combination of West Fraser Shares and cash consideration might have their cash consideration amount pro-rated. Norbord management and Brookfield indicated the need for further information with respect to this proposal, including details regarding the proposed price, exchange ratio and maximum amount of cash consideration being offered by West Fraser.

At Norbord’s quarterly board meeting held on November 4, 2020, representatives of Norbord management provided an update to the Norbord Board on the progress of the proposed transaction and ongoing negotiations with West Fraser. RBC also attended the meeting and provided a presentation with respect to its preliminary financial analysis of Norbord, West Fraser and the proposed transaction. The Norbord Board discussed with RBC their financial analysis and the assumptions upon which it was based, as well as various financial and deal structuring matters that would need to be resolved in advance of reaching an agreement with West Fraser. At the meeting, representatives of Torys LLP provided the Norbord Board with an update on the negotiations of the principal transaction documents with West Fraser, focusing on the terms of the Arrangement Agreement and the Brookfield Voting and Support Agreement.

Following that meeting, on November 9, 2020 the Norbord independent directors held an in-camera session with representatives of Torys LLP. At that meeting, the Norbord independent directors discussed the progress of the transaction and key open issues, such as the exchange ratio. They also considered process issues, the treatment of employees and the expected role of Norbord management post-closing. The independent directors also received an update on the negotiation of the Brookfield Voting and Support Agreement and reaffirmed their view that the transaction did not give rise to any apparent conflict of interest for Brookfield or the Brookfield Related Directors.

Between November 4, 2020 and November 13, 2020, the Parties, with the assistance of their advisors, continued to negotiate the terms of the Arrangement Agreement, the Brookfield Voting and Support Agreement, the Norbord Voting Agreements and the West Fraser Voting Agreements and conduct reciprocal due diligence. During that time, the Parties exchanged and discussed the financial models that they had each developed. However, West Fraser indicated its preference to further advance negotiation of other transaction terms and the key transaction agreements before presenting an indicative exchange ratio or a revised range for negotiation.

On November 13, 2020, the Norbord Board reconvened to receive an update on the transaction. Prior to the meeting, the Norbord Board was presented with an overview of the due diligence findings, as well as a summary of the key transaction agreements prepared by Torys LLP. At the meeting, representatives of Norbord management provided an update on the business due diligence completed to date and their analysis of the benefits of a transaction as compared to other strategic transactions or growth opportunities of Norbord on a standalone basis. As part of the presentation, Norbord management provided an overview of the alternative strategic transactions considered over the last several years and affirmed their view that, pending negotiation of a satisfactory exchange ratio, the Arrangement provides the most compelling opportunity for Norbord. Management indicated that West Fraser intended to retain the vast majority of Norbord employees to continue to operate the panelboard business. It was noted that West Fraser had also offered Mr. Wijnbergen the role of President of the Engineered Wood segment to be formed following closing of the proposed transaction, with leadership over West Fraser’s panel business, including Norbord’s panelboard business. RBC then provided an update to the Norbord Board with respect to the ongoing financial analysis and considerations regarding their approach to evaluating fairness, as well as a summary of the work still to be completed to finalize their analysis and provide the RBC Fairness Opinion. Representatives of Torys LLP then provided an overview of the terms of the Arrangement Agreement, as well as the status of negotiations. The meeting concluded with an in-camera session of the full Norbord Board, followed by a separate session involving only the Norbord independent directors.

Between November 13, 2020 and November 18, 2020, the Parties, with the assistance of their advisors, continued to negotiate the terms of the Arrangement Agreement, including regulatory covenants, interim covenants, the treatment of Incentive Securities under the Arrangement, Norbord Board representation at West Fraser post-closing, adjustments to the Exchange Ratio in respect of pre-closing dividends, a limited cash component to the Consideration, subject to proration and conditional upon Brookfield’s agreement to elect the maximum available cash consideration, and the Holdco Alternative. The Parties also continued to negotiate the terms of the Brookfield Voting and Support Agreement, the Norbord Voting Agreements and the West Fraser Voting Agreements.

On November 17, 2020, the Norbord Board met to receive an update on the status of negotiations from management and Torys LLP. Representatives of management confirmed that due diligence had been substantially completed, with only a few legal issues to be confirmed, and that no concerns had been raised to date. Management then took the Norbord Board through their financial model and analysis of a potential transaction and indicated that, based on that analysis, they would recommend continuing negotiations with a view to settling on transaction terms by November 18, 2020. On behalf of Brookfield, Mr. Gordon confirmed Brookfield’s support of continuing negotiations on this basis. Representatives of RBC provided an update on their financial analysis, which largely aligned with that of management, and provided their preliminary fairness analysis based on the transaction terms discussed at the meeting. Representatives of Torys LLP provided a summary of the Arrangement Agreement and Brookfield Voting and Support Agreement to the Norbord Board, and highlighted key terms that remained unsettled between the Parties. Discussion ensued amongst the Norbord Board, management and Torys LLP with respect to those unsettled matters, the exchange ratio recommended by management and negotiation objectives. Following that discussion, the Norbord Board provided Mr. Gordon, Mr. Wijnbergen and Ms. Lampard with a mandate to negotiate the final terms of the Arrangement Agreement substantially on the terms and conditions that had been discussed at the meeting and for the highest exchange ratio possible. The Norbord Board then discussed the fairness of the Arrangement to the key stakeholders other than the Norbord Shareholders, being the holders of Norbord Bonds and the Norbord employees (including participants in Norbord’s equity incentive plans), and received a report from management on how those stakeholders would be affected by the Arrangement. Among other factors, it was noted that if a transaction were to proceed, Norbord would be required to make a change of control offer to acquire all outstanding Norbord Bonds at 101% of the principal amount plus accrued and unpaid interest and the vast majority of Norbord employees were expected to be retained by West Fraser. Based on the forgoing, the Norbord Board concluded that these stakeholders were being fairly treated under the terms of the proposed Arrangement. The meeting concluded with an in-camera session without management or advisors present, followed by a separate session involving only the Norbord independent directors.

Following the November 17, 2020 board meeting, West Fraser sent Norbord a term sheet outlining the key deal issues to be resolved in order to conclude a definitive Arrangement Agreement and West Fraser’s position on these outstanding issues. Among the terms was West Fraser’s expectation that Brookfield would agree prior to announcement to elect to receive the maximum amount of cash consideration to be offered under the Arrangement. That election was understood to mean that the full amount of cash consideration available would be elected and Brookfield and any other Norbord Shareholder electing cash consideration would be prorated. Brookfield expressed its desire to be treated the same as all other Norbord Shareholders, who would not need to make an upfront consideration election, and noted that electing the cash consideration priced at announcement of the Arrangement could prevent it from participating in the full benefits of the transaction, as the value of the share consideration could improve between announcement and closing but the cash consideration would have a fixed value.

Throughout the day on November 18, 2020, Norbord management, Mr. Gordon, Brookfield and Torys LLP conducted further negotiations with West Fraser management and McMillan LLP on the key terms of the Arrangement Agreement, Brookfield Voting and Support Agreement, Norbord Voting Agreements and West Fraser Voting Agreements. During these discussions, West Fraser determined that the transaction consideration would consist exclusively of West Fraser Shares without any cash consideration component.

Late in the afternoon of November 18, 2020, West Fraser management and Norbord management resolved all outstanding terms of the Arrangement and agreed to an exchange ratio of 0.675 of a West Fraser Share for each issued and outstanding Norbord Share, pending delivery of the RBC Fairness Opinion and West Fraser Fairness Opinions, and final approval by the Norbord Board.

The Norbord Board met on the evening of November 18, 2020 to receive an update and to review the resolution of the issues that remained outstanding with respect to the Arrangement and the various transaction documents. Prior to the meeting, management had provided the Norbord Board with a complete diligence report on West Fraser, and members of management provided a summary at the meeting and confirmed that no issues that would impact the Arrangement had been identified. Management then provided the Norbord Board with an update on the exchange ratio negotiations, and their recommendation to proceed with the Arrangement on the basis of a 0.675 exchange ratio. Representatives of Torys LLP reviewed a summary of the final key terms of the Arrangement Agreement, Brookfield Voting and Support Agreement, Norbord Voting Agreements and West Fraser Voting Agreements provided to the Norbord Board in advance of the meeting, and discussed with the Norbord Board how the last issues had been settled with West Fraser. The Norbord Board then reviewed the impact of the Arrangement on key stakeholders of Norbord other than the Norbord Shareholders and reconfirmed that such stakeholders were being treated fairly under the terms of the Arrangement. RBC provided an updated analysis of the fairness of the Arrangement and rendered an oral opinion to the Norbord Board, confirmed by the delivery of the RBC Fairness Opinion, to the effect that, as of the date of the RBC Fairness Opinion and subject to the assumptions, qualifications and limitations set out in the RBC Fairness Opinion, the Consideration under the Arrangement is fair, from a financial point of view, to the Norbord Shareholders. The Norbord independent directors were then given an opportunity to hold an in-camera session but declined to do so with all indicating that all of their questions had been answered and they were in favour of the Arrangement. Following further discussion, the Norbord Board unanimously determined: (a) that the Arrangement is in the best interests of Norbord and is fair to the Norbord Shareholders, (b) to recommend to Norbord Shareholders that they vote in favour of the Arrangement and (c) to approve the Arrangement pursuant to the Plan of Arrangement and the execution and performance of the Arrangement Agreement and the Brookfield Voting and Support Agreement.

During the evening of November 18, 2020 and into the morning of November 19, 2020, the Arrangement Agreement, Brookfield Voting and Support Agreement, Norbord Voting Agreements and West Fraser Voting Agreements were finalized and executed. The Arrangement was announced by Norbord by way of a joint press release at approximately 8:30 a.m. (Toronto time) on November 19, 2020 prior to the opening of North American stock markets for trading. Norbord and West Fraser held a joint conference call on November 19, 2020 at 10:00 a.m. (Toronto time) to discuss the Arrangement.

Recommendation of the Norbord Board

After careful consideration, including consultation with its advisors and receipt of the RBC Fairness Opinion, the Norbord Board has unanimously determined that the Arrangement is in the best interests of Norbord and is fair to Norbord Shareholders, and UNANIMOUSLY recommends that Norbord Shareholders vote their Norbord Shares IN FAVOUR of the Arrangement Resolution.

Reasons for the Recommendation

In making its recommendation, the Norbord Board consulted with Norbord management and Norbord’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

•

Premium to Norbord Shareholders. The Consideration offered under the Arrangement represents a premium of approximately 13.6% to the closing price of the Norbord Shares on the TSX on November 18, 2020, the last trading day preceding the announcement of the Arrangement, and a premium of 8% based on the 10-day volume weighted average trading price of the Norbord Shares and the West Fraser Shares on the TSX.

•	Benefits of Norbord and West Fraser Combination.

•

Enables Strategic Growth in both Industrial OSB and Lumber. The Combined Company will have greater opportunities to expand into geographies and markets where it is difficult to do so on a standalone basis. The creation of a significant Engineered Wood business unit within the Combined Company that includes OSB, plywood, MDF and LVL will be better positioned to pursue new product development and growth in industrial panels. In the southern United States, the Combined Company will be uniquely positioned to execute on an integrated fibre procurement strategy including the potential to utilize lumber mill by-products to supplement the fibre utilized in the manufacturing of OSB, which will also support opportunities for future lumber capacity expansion.

•

Complementary Products. The Combined Company will benefit from the complementary range of products sold by Norbord and West Fraser. West Fraser is North America’s largest lumber producer and Norbord is North America’s largest OSB producer. With a complementary range of products used extensively in the building of new homes and repair and renovation of existing homes, and with increased scale and greater geographic and end-market diversification, the Combined Company will be a global wood products leader, with established and growing positions in both North America and Europe.

•

Enhanced Relevance, Efficiency and Value to Customers. With a combined home and building construction product offering that includes a wide range of lumber and OSB panel applications, as well as other engineered wood products, the Combined Company will be positioned to be more relevant, efficient and valuable for its principal pro-dealer, homebuilder, and building construction customer segments.

•

Meaningful Anticipated Synergies. Norbord and West Fraser expect that the Combined Company will deliver savings through increased scale and operating efficiencies. Management of Norbord and West Fraser expect the Arrangement to result in synergies of up to US$61 million (C$80 million) annually within two years of Closing. These synergies are expected to come from supply chain simplification, shared purchasing programs, transportation optimization, leveraging technologies and more efficient capital allocation.

•

More Stable Cash Flows and Increased Resilience. With increased scale and diversity across products, end uses, geographies and markets, the Combined Company is expected to have a stronger financial ability to weather volatility and deliver attractive returns through the cycle. For the nine months ended September 30, 2020, the Combined Company would have had: (i) pro forma revenues of approximately US$4.7 billion (C$6.4 billion), (ii) pro forma Adjusted EBITDA of approximately US$1.163 billion (C$1.6 billion) and (iii) pro forma earnings of approximately US$521 million (C$705 million). See the unaudited pro forma combined consolidated financial statements of West Fraser attached as Appendix B to this Norbord Circular.

•

Participation by Norbord Shareholders in Future Growth. Norbord Shareholders who receive West Fraser Shares pursuant to the Arrangement will have the opportunity to participate in any future increase in value of the Combined Company. Following Closing, Norbord Shareholders will own approximately 44% of the Combined Company, with existing West Fraser Shareholders owning approximately 56% of the Combined Company, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020.

•

Meaningfully Enhanced Capital Markets Profile. Upon Closing, the Combined Company will have a broader shareholder base with increased market liquidity and a larger public float than Norbord on a standalone basis. West Fraser intends to report its financials in U.S. dollars following Closing and will apply to list the West Fraser Shares on the NYSE on or prior to Closing, which will allow for broader market participation.

•

Corporate Governance and Operational Structure. Two of Norbord’s current independent directors will join West Fraser’s directors at Closing to form a board of directors of the Combined Company that will consist of 12 directors, of which four will be women. The Combined Company will be led by Mr. Ferris as Chief Executive Officer and Mr. Virostek as Chief Financial Officer. Following Closing, Mr. Wijnbergen, currently Norbord’s President and Chief Executive Officer, will be appointed President, Engineered Wood, responsible for the Combined Company’s OSB, plywood, particleboard, MDF and LVL operations. Sean McLaren, currently West Fraser’s Vice-President, U.S. Lumber, will be appointed President, Solid Wood, responsible for all of the Combined Company’s lumber operations.

•

Commitment to Safety and ESG Leadership. The Arrangement enables Norbord and West Fraser to further their respective commitments to safety and sustainability as well as environmental, social and governance (ESG) responsibility. Safety is the overarching priority of both companies, who each view safety as a hallmark of operational excellence and will continue to strive for improvements in safety performance by leveraging best practices from both companies, including Norbord’s “Stronger Together” initiative. With a more diverse production platform, the Combined Company will increase the utilization of harvested timber in manufacturing a wider range of carbon-storing products. Norbord and West Fraser bring together a dedication to sustainable products, with the Combined Company’s fibre supply chain being 100% certified for responsible sourcing and reforestation of 100% of harvest sites.

For further detail regarding the Combined Company, see “Information Relating to the Combined Company”.

•

RBC Fairness Opinion. The Norbord Board received the RBC Fairness Opinion that concluded that, as of November 18, 2020 and subject to the assumptions, qualifications and limitations set out therein, in the opinion of RBC, the Consideration under the Arrangement is fair, from a financial point of view, to the Norbord Shareholders. See “The Arrangement — RBC Fairness Opinion” and the RBC Fairness Opinion attached as Appendix H to this Norbord Circular.

•

Support of Brookfield. Brookfield has agreed to vote its Norbord Shares representing, in total, approximately 43% of the Norbord Shares, in favour of the Arrangement. See “The Arrangement — Brookfield Voting and Support Agreement”.

•

Consideration of Alternatives. The Arrangement was the culmination of a comprehensive multi-year strategic process undertaken by Norbord. The terms of the Arrangement were arrived at through robust arm’s length negotiations between representatives of Norbord and representatives of West Fraser, together with each of their respective financial and legal advisors. Beginning in April 2018, Norbord undertook a strategic review whereby, with the support of Brookfield, Norbord initiated a confidential process to explore, review and evaluate a broad range of potential strategic alternatives that would enhance shareholder value, including a potential sale of Norbord, a secondary sale of Norbord Shares by Brookfield, a substantial issuer bid or similar share repurchase transactions and other strategic transactions. The Strategic Process involved contacting 22 parties, including international timber and wood product companies and select private equity firms and other financial sponsors, with respect to their potential interest in acquiring Norbord. West Fraser was the only party that submitted an indication of interest to acquire Norbord at that time. While ultimately West Fraser declined to pursue a formal offer to acquire Norbord as part of the Strategic Process, between 2018 and the summer of 2020, the Norbord Board, the Executive Committee and senior management continued to consider a broad range of strategic alternatives for Norbord. The strategic alternatives considered included a continuation of Norbord’s existing stand-alone business plan, as well as acquisitions and business combinations with a number of North American and European wood product producers. None of the strategic alternatives presented an executable alternative that would be more attractive to Norbord than the Arrangement. In light of the foregoing, the Norbord Board concluded that the Arrangement is in the best interests of Norbord.

•

Arm’s Length Negotiations. The Arrangement is the result of arm’s length negotiations between Norbord and West Fraser. The Norbord Board took an active role in overseeing and providing guidance and instructions to management and Norbord’s advisors in respect of the negotiations concerning the Arrangement. The Norbord Board believes that the Consideration represents West Fraser’s highest price.

•	Stakeholders. In the view of the Norbord Board, the terms of the Arrangement Agreement also treat stakeholders of Norbord other than Norbord Shareholders equitably and fairly including:

•	the treatment of outstanding Incentive Securities under the Arrangement;

•	arrangements related to Norbord’s employment related matters; and

•

the treatment of Norbord Bondholders in connection with the Arrangement, including the change of control offer that will be made by Norbord to acquire all outstanding Norbord Bonds at 101% of the principal amount plus accrued and unpaid interest in accordance with the terms thereof. For further detail regarding the treatment of Norbord Bondholders, see “The Arrangement — Norbord Bonds”.

•	Certainty of Closing. West Fraser’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition.

•

Key Regulatory Approvals. The Norbord Board considered the likelihood of receiving the Key Regulatory Approvals, including by the Outside Date (as it may be extended), and believes there is a low level of execution risk in connection with obtaining the Key Regulatory Approvals.

•

Tax Deferred Rollover for Canadian Resident Holders. In general, the exchange of Norbord Shares for West Fraser Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Norbord Shareholder who is resident in Canada and holds its Norbord Shares as capital property unless such Norbord Shareholder chooses to recognize such capital gain (or capital loss) in its income Tax Return for the taxation year in which the exchange occurs. See “Certain Canadian Federal Income Tax Considerations”.

•

Other Factors. The Norbord Board also considered the Arrangement with reference to the financial condition and results of operations of Norbord, as well as its prospects, strategic alternatives and competitive position, including consideration of the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Norbord’s financial position.

The Norbord Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risks Relating to the Arrangement and the Combined Company”. The Norbord Board believed that, overall, the anticipated benefits of the Arrangement to Norbord outweighed these risks and potentially negative factors.

In its determination and recommendation, the Norbord Board also observed that a number of procedural safeguards were and are present to permit the Norbord Board to represent effectively the interests of Norbord, the Norbord Shareholders and Norbord’s other stakeholders, including, among others:

•

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Norbord’s ability to solicit interest from third parties, the Arrangement Agreement allows Norbord to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by the Norbord Shareholders and after the Norbord Board determines, in good faith, after consultation with its non-related financial advisors and outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties.

•

Conduct of the Business of Norbord. Pursuant to the Arrangement Agreement, Norbord is able to conduct its business and pay regular quarterly dividends in an amount of up to C$0.60 per quarter on each Norbord Share, in each case in the ordinary course of business consistent with past practice. See “The Arrangement Agreement — Covenants — Conduct of the Business of the Parties” and “The Arrangement Agreement — Covenants — Dividends”.

•	Reasonable Termination Fee. The amount of the Termination Fee payable in the event of a Superior Proposal, being C$110 million, is reasonable in the circumstances.

•	Shareholder and Court Approvals. The Arrangement is subject to the following shareholder and Court approvals:

•

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Norbord Shareholders, voting together as a single class, present in person (virtually) or represented by proxy and entitled to vote at the Norbord Meeting; and

•	The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Norbord Shareholders.

•	Dissent Rights. Registered Shareholders are entitled to exercise Dissent Rights with respect to the Arrangement and be paid fair value for their Norbord Shares.

The foregoing summary of the information and factors considered by the Norbord Board is not intended to be exhaustive, but includes the material information and factors considered by the Norbord Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Norbord Board’s evaluation of the Arrangement, the Norbord Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Norbord Board were made after consideration of all of the above-noted and other factors and in light of its knowledge of the business, financial condition and prospects of Norbord and was based upon the advice of the Norbord Board’s advisors. In addition, individual members of the Norbord Board may have assigned different weights to different factors.

RBC Fairness Opinion

RBC was retained by the Norbord Board on October 15, 2020 to provide Norbord with an opinion as to the fairness, from a financial point of view, of the Consideration to be received under the Arrangement. RBC delivered its opinion to the Norbord Board to the effect that, as of November 18, 2020, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in the RBC Fairness Opinion, RBC is of the opinion that the Consideration under the Arrangement is fair, from a financial point of view, to Norbord Shareholders. A copy of the RBC Fairness Opinion is attached as Appendix H.

In rendering the RBC Fairness Opinion, RBC relied, without independent verification, on financial and other information that was obtained by RBC from public sources, senior management of Norbord, West Fraser and their respective consultants and advisors. RBC assumed that this information was complete, accurate and fairly presented.

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC also has significant operations in the United States and internationally. The RBC Fairness Opinion represents the opinion of RBC and the form and content of the RBC Fairness Opinion have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

The RBC Fairness Opinion does not constitute a recommendation to Norbord Shareholders as to whether to vote in favour of the Arrangement Resolution. The Norbord Board urges Norbord Shareholders to read the RBC Fairness Opinion carefully and in its entirety.

The full text of the RBC Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by RBC, is reproduced as Appendix H to this Norbord Circular. This summary of the RBC Fairness Opinion is qualified in its entirety by reference to the full text of the RBC Fairness Opinion. Pursuant to the terms of the engagement agreement with RBC, Norbord is obligated to pay a flat fee and no portion of the fees payable to RBC for its services is contingent on the amount of Consideration offered under the Transaction or the conclusions of the RBC Fairness Opinion. Norbord has also agreed to reimburse the expenses of RBC and to indemnify RBC in respect of certain liabilities that may be incurred by RBC in connection with the provision of its services.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix E to this Norbord Circular.

If approved, the Arrangement will become effective at the Effective Time on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by Norbord and West Fraser. At the Effective Time, the following will occur and will be deemed to occur consecutively in the following order at five-minute intervals following the completion of the previous event without any further authorization, act or formality:

(a)

with respect to Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives or Norbord directors, such Incentive Securities will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

•

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the

Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

•

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio; and

•

with respect to the Norbord DSUs, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio;

(b)

with respect to Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives, such Incentive Securities will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

•

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (1) the Payout Value, less (2) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to C$0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

•

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement;

(c)

the exchanges and cancellations outlined herein will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date;

(d)

each Dissenting Shareholder shall transfer to Norbord all of the Dissenting Norbord Shares held, without any further act or formality on its part, and, in consideration therefor, Norbord shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those Dissenting Norbord Shares as determined pursuant to Section 4.1 of the Plan of

Arrangement, and, in respect of the Dissenting Norbord Shares so deemed to be transferred: (i) the Dissenting Shareholder shall cease to be a holder of such Dissenting Norbord Shares; (ii) the name of the Dissenting Shareholder shall be removed from the register of Norbord Shareholders as of the Effective Time; (iii) the Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Dissenting Norbord Shares to Norbord; and (iv) the Dissenting Norbord Shares shall be cancelled by Norbord and the central securities register of Norbord shall be revised accordingly;

(e)

each Qualifying Holdco Share of a particular Qualifying Holdco that is outstanding and held by a Qualifying Holdco Shareholder shall be transferred and deemed to be transferred by the Qualifying Holdco Shareholder to West Fraser (free and clear of any Liens) in accordance with the applicable Holdco Agreement in exchange for the Holdco Consideration for the particular Qualifying Holdco;

(f)

each Norbord Share (other than (i) any Dissenting Norbord Share and (ii) any Norbord Share held by a Qualifying Holdco, the Qualifying Holdco Shares of which are acquired by West Fraser pursuant to paragraph (e) above (which shall not be exchanged under the Arrangement and shall remain outstanding as a Norbord Share held by such Qualifying Holdco)) shall be transferred and assigned to West Fraser (free and clear of any Liens) in exchange for the Consideration; and

(g)

with respect to each Norbord Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with paragraph (e) and (f) above: (i) the registered holder thereof shall cease to be the registered holder of such Norbord Share or Qualifying Holdco Share (as applicable) and the name of such registered holder shall be removed from the register of Norbord Shareholders or Qualifying Holdco Shareholders (as applicable) as of the Effective Time of the applicable transfer and assignment provided for in paragraph (e) and (f) above; (ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Norbord Share or Qualifying Holdco Share; and (iii) West Fraser will be the holder of all of the outstanding Norbord Shares and Qualifying Holdco Shares and the central securities register of Norbord and any Qualifying Holdco shall be revised accordingly.

Based on the number of West Fraser Shares and Norbord Shares issued and outstanding on December 15, 2020, West Fraser expects to issue, or reserve for issuance, an estimated 55,373,881 West Fraser Shares in connection with the Arrangement, representing 80.6% of the aggregate number of West Fraser Shares and West Fraser Class B Shares issued and outstanding as at that date. This is comprised of (i) an estimated 54,480,178 West Fraser Shares to be issued to Norbord Shareholders and Qualifying Holdco Shareholders as consideration under the Arrangement and (ii) an estimated 893,703 West Fraser Shares issuable upon the exercise of Replacement Options to be issued to Norbord Optionholders in exchange for their Norbord Options pursuant to the Arrangement. The exact number of West Fraser Shares that will ultimately be issued will be dependent upon the number of issued and outstanding Norbord Shares on the Effective Date, which may change due to the exercise of Norbord Options, rounding in respect of fractional share entitlements, and adjustments to the Exchange Ratio in accordance with the Arrangement Agreement.

Following Closing, former Norbord Shareholders will own approximately 44% of the Combined Company and existing West Fraser Shareholders will own approximately 56% of the Combined Company, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020. Following Closing, Brookfield, Norbord’s principal shareholder, will beneficially own or exercise control or direction over approximately 19% of the outstanding voting shares of the Combined Company and the Ketcham Affiliates, who are significant shareholders of West Fraser, will beneficially own or exercise control or direction over approximately 11% of the outstanding voting shares of the Combined Company.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Norbord Shareholder Approval must be obtained;

•	the West Fraser Shareholder Approval must be obtained;

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

•	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

Norbord Shareholder Approval

The Norbord Board UNANIMOUSLY recommends that Norbord Shareholders vote IN FAVOUR of the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Norbord Shareholders present in person (virtually) or represented by proxy at the Norbord Meeting.

West Fraser Shareholder Approval

Pursuant to Section 611(c) of the TSX Company Manual, the Arrangement must be approved by at least a majority of the votes cast (50% plus one vote) by West Fraser Shareholders, either present in person (virtually) or by proxy, at the West Fraser Meeting, as the number of West Fraser Shares to be issued in the Arrangement exceeds 25% of the total number of outstanding West Fraser Shares.

Brookfield Voting and Support Agreement

The following description of certain provisions of the Brookfield Voting and Support Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Brookfield Voting and Support Agreement, which is attached as Schedule E to the Arrangement Agreement that is attached as Appendix D to this Norbord Circular.

Under the Brookfield Voting and Support Agreement, Brookfield has agreed, subject to the terms and conditions of the Brookfield Voting and Support Agreement, among other things:

•

to vote or cause to be voted any Norbord Shares that it owns, or has the power to control or direct, in favour of the Transaction, including by voting in favour of the Arrangement Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by the management of Norbord to the extent not otherwise inconsistent with the terms of the Brookfield Voting and Support Agreement) and by voting in favour of an alternative transaction, if applicable;

•

to vote or cause to be voted any Norbord Shares that it owns, or has the power to control or direct, against, or not tender or cause to be tendered such Norbord Shares to, (i) any corporate transaction involving Norbord or the Norbord Shares other than the Arrangement and any transaction related thereto; (ii) the issuance of any securities of Norbord other than in connection with the Arrangement and any transaction related thereto; (iii) any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement (including against any Acquisition Proposal in respect of Norbord) at any meeting of Norbord Shareholders called for the purpose of considering the same or (iv) any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Norbord in the Arrangement Agreement;

•

not to, except to the extent permitted by the Brookfield Voting and Support Agreement, directly or indirectly, solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal in respect of Norbord;

•

not to directly or indirectly option, sell, transfer, pledge, encumber, hedge, swap, grant a security interest in, hypothecate or enter into any monetization transaction with respect to any of Brookfield’s Norbord Shares, as applicable, or any right or interest therein, to any Person or group, except (i) with the prior written consent of Norbord and West Fraser, (ii) as expressly permitted under the Brookfield Voting and Support Agreement or (iii) to a Brookfield affiliate, provided Brookfield shall cause such affiliate to comply with the Brookfield Voting and Support Agreement;

•	not to take any action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement;

•

not to exercise any Dissent Rights in respect of its Norbord Shares that may arise with respect to the Arrangement, contest the approval of the Arrangement by any Governmental Entity or exercise any other rights or remedies available at common law or pursuant to applicable corporate or securities laws or other registrations or, except to the extent permitted by the Brookfield Voting and Support Agreement, take any action that is reasonably likely to in any manner impede, delay, postpone, hinder, prevent or challenge the Transaction; and

•

to attend the West Fraser 2021 AGM and to (i) vote for, or abstain from voting on, West Fraser’s nominees to the West Fraser Board, (ii) vote for, or abstain from voting on, the auditor selected by the West Fraser Board, (iii) not vote against any of the West Fraser Board’s recommendations for certain ordinary course matters at the West Fraser 2021 AGM, and (iv) not vote in favour of (x) the election to the West Fraser Board of any nominee proposed for election that is not a nominee proposed by the West Fraser Board or (y) the removal of any director on the West Fraser Board.

The Brookfield Voting and Support Agreement will terminate and be of no further force or effect upon the earliest of: (a) the mutual agreement in writing of Norbord, West Fraser and Brookfield; (b) in the event the Arrangement is completed in accordance with the Arrangement Agreement, the termination or expiration of Brookfield’s post-Arrangement covenants set out in the Brookfield Voting and Support Agreement; (c) the termination of the Arrangement Agreement in accordance with its terms, provided that if Norbord and West Fraser provide written notice to Brookfield of their intention to complete an alternative transaction prior to or concurrent with the termination of the Arrangement Agreement, the Brookfield Voting and Support Agreement will terminate automatically on the Outside Date if the alternative transaction is not completed by the Outside Date; (d) written notice by Brookfield if (i) Norbord makes a Norbord Change in Recommendation in accordance with the Arrangement Agreement in respect of a Material Adverse Effect with respect to West Fraser or (ii) the Arrangement Agreement is amended to reduce or adversely change the Consideration or is amended in any other respect that is materially adverse to Brookfield; and (e) in the event that the Arrangement is not completed in accordance with the Arrangement Agreement by the Outside Date, as such date may be extended in accordance with the Arrangement Agreement, written notice by Norbord, West Fraser or Brookfield.

As of the date of the Arrangement Agreement, Brookfield held or exercised control or direction over approximately 43% of the issued and outstanding Norbord Shares. The Brookfield Voting and Support Agreement was amended and restated on December 14, 2020 to give effect to revisions to comply with certain policies of the TSX.

Norbord Voting Agreements

The following description of certain provisions of the form of Norbord Voting Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the form of Norbord Voting Agreement, which is attached as Schedule F to the Arrangement Agreement that is attached as Appendix D to this Norbord Circular and is available on SEDAR at www.sedar.com.

Under the Norbord Voting Agreements, each of the directors of Norbord and the Norbord Executives has agreed, subject to the terms and conditions of the Norbord Voting Agreements, among other things:

•

at the Norbord Meeting, to vote or to cause to be voted his or her Norbord Shares owned (legally and beneficially or beneficially) as of the Record Date (i) in favour of the Arrangement Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by the management of Norbord) and (ii) against any matters that could reasonably be expected to impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement;

•

except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of Norbord or the exercise of other rights to purchase Norbord Shares, including any purchases of Norbord Shares under the Norbord ESSP, not to, directly or indirectly, acquire or seek to acquire Norbord Shares or other voting securities of Norbord, and any additional securities of Norbord so acquired will be deemed to be subject to the Norbord Voting Agreements;

•

not to sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any of his or her Norbord Shares without West Fraser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

•	not to exercise any Dissent Rights in connection with the Arrangement;

•

except as required pursuant to the Norbord Voting Agreements (including to give effect to its terms), not to grant or agree to grant any proxy or other right to vote his or her Norbord Shares or enter into any voting trust or pooling agreement or arrangement in respect of his or her Norbord Shares or subject any of his or her Norbord Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the Norbord Voting Agreements;

•	not to take any action which may in any way adversely affect the success of the Arrangement; and

•

not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal (provided that nothing in the Norbord Voting Agreements limit or affect in any way any actions such director or Norbord Executive may take in his or her capacity as a director or officer of Norbord or limit or restrict in any way the exercise of his or her fiduciary duties as a director or officer of Norbord).

The Norbord Voting Agreements will terminate and be of no further force or effect upon the earliest of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; and (c) the Outside Date.

As of the date of the Arrangement Agreement, the Norbord directors and Norbord Executives collectively held or exercised control or direction over approximately 0.3% of the issued and outstanding Norbord Shares.

West Fraser Voting Agreements

Norbord entered into voting support agreements with all of the directors of West Fraser and the West Fraser Executives, substantially in the form of the Norbord Voting Agreements, and with the Ketcham Affiliates, substantially in the form of the Brookfield Voting and Support Agreement. Under these voting support agreements, each of the directors of West Fraser, the West Fraser Executives and the Ketcham Affiliates has agreed, subject to the terms and conditions of the applicable voting support agreement, among other things, to vote their West Fraser Shares and West Fraser Class B Shares in favour of the West Fraser Resolution.

The Arrangement requires the approval of West Fraser Shareholders by the affirmative vote of at least a majority of the votes cast on the West Fraser Resolution at the West Fraser Meeting. As of the date of the Arrangement Agreement, the West Fraser directors and the West Fraser Executives collectively held or exercised control or direction over approximately 2.1% of the issued and outstanding voting shares of West Fraser and the Ketcham Affiliates collectively held or exercised control or direction over approximately 19% of the issued and outstanding voting shares of the Combined Company.

See “The Arrangement — Brookfield Voting and Support Agreement” and “The Arrangement — Norbord Voting Agreements”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Norbord Circular, Norbord obtained the Interim Order providing for the calling and holding of the Norbord Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix G. A copy of the notice of application applying for the Final Order is attached hereto as Appendix F.

Subject to the approval of the Arrangement Resolution by Norbord Shareholders at the Norbord Meeting and the approval of the West Fraser Resolution by West Fraser Shareholders at the West Fraser Meeting, the hearing in respect of the Final Order is scheduled to take place on January 22, 2021, or as soon thereafter as is reasonably practicable. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit and subject to the terms of the Arrangement Agreement. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the West Fraser Shares to be issued pursuant to the Arrangement.

Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Any Norbord Shareholder or other Person who wishes to participate, to appear, to be represented, and to present evidence or arguments at the hearing, must serve and file a notice of appearance (a “Notice of Appearance”) and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix G and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the new date.

Assuming the Final Order is granted, the Key Regulatory Approvals are obtained and the other conditions to Closing contained in the Arrangement Agreement are satisfied or waived, then the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Although Norbord’s and West Fraser’s objective is to have the Effective Date occur as soon as possible after the Norbord Meeting and the West Fraser Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required approvals or clearances. Norbord or West Fraser may determine not to complete the Arrangement without prior notice to or action on the part of Norbord Shareholders or West Fraser Shareholders. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.

Letter of Transmittal

A Letter of Transmittal (printed on yellow paper) has been mailed, together with this Norbord Circular, to each Registered Shareholder on the Record Date. Each Registered Shareholder must return a properly completed and signed Letter of Transmittal to the Depositary in order to receive the West Fraser Shares to which such Norbord Shareholder is entitled pursuant to the Arrangement. If the Norbord Shares are certificated, the Registered Shareholder must also forward the Norbord Share certificates with the Letter of Transmittal. For uncertificated Norbord Shares held through the direct registration system, Registered Shareholders are only required to complete and deliver the Letter of Transmittal.

It is recommended that Norbord Shareholders complete, sign and return the Letter of Transmittal, with accompanying Norbord Share certificate(s) if applicable, to the Depositary as soon as possible. All deposits of Norbord Shares made under a Letter of Transmittal are irrevocable. The Letter of Transmittal is available on Norbord’s website at www.norbord.com and on SEDAR at www.sedar.com.

Any use of the mail to transmit a certificate for Norbord Shares and a related Letter of Transmittal is at the risk of the Norbord Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not Norbord Shareholders forward the certificate(s) representing their Norbord Shares (if certificated), upon completion of the Arrangement on the Effective Date, Norbord Shareholders will cease to be Norbord Shareholders as of the Effective Date and will only be entitled to receive that number of West Fraser Shares to which they are entitled under the Arrangement or, in the case of Norbord Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Norbord Shares in accordance with the dissent procedures. See “Rights of Dissenting Shareholders”.

The instructions for exchanging certificates representing Norbord Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates. See “The Arrangement — Procedure to Receive West Fraser Shares — Exchange Procedure” and “The Arrangement — Procedure to Receive West Fraser Shares — Lost Certificates”.

A separate form of letter of transmittal will be made available for Qualifying Holdco Shareholders who have elected the Holdco Alternative. Qualifying Holdco Shareholders who wish to avail themselves of the Holdco Alternative must elect to use the Holdco Alternative and contact the Depositary, toll free at 1-800-387-0825 or by email at inquiries@astfinancial.com, in order to obtain the form of letter of transmittal applicable to Qualifying Holdco Shareholders who have elected the Holdco Alternative. In order to elect to use the Holdco Alternative, Qualifying Holdco Shareholders must provide written notice of such election to West Fraser (or the Depositary) not later than 5:00 p.m. (Toronto time) on the Holdco Election Date. The Holdco Election Date will be the date that is 10 days prior to the Norbord Meeting, expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative. See “The Arrangement — Holdco Alternative” and “The Arrangement — Procedure to Receive West Fraser Shares — Exchange Procedure”.

Procedure to Receive West Fraser Shares

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, West Fraser will deliver or arrange to be delivered to the Depositary (i) sufficient West Fraser Shares to satisfy the aggregate Consideration to be paid to Norbord Shareholders (other than dissenting Norbord Shareholders) and Qualifying Holdco Shareholders, and (ii) sufficient funds to satisfy any cash payments in lieu of fractional West Fraser Shares, in each case in accordance with the provisions of Section 2.12 and Article 5 of the Plan of Arrangement.

Pursuant to the Arrangement, each Norbord Shareholder (other than a Qualifying Holdco Shareholder and a Dissenting Shareholder) will be entitled to receive the Consideration for its Norbord Shares, and each Qualifying Holdco Shareholder will be entitled to receive the Holdco Consideration, in each case subject to the rounding and other provisions described under “The Arrangement — Procedure to Receive West Fraser Shares — No Fractional Shares”.

Norbord Shareholders

Upon receipt by the Depositary of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require (including, if the Norbord Shares are certificated, the certificates which immediately prior to the Effective Time represented outstanding Norbord Shares that were transferred pursuant to Section 3.1(f) of the Plan of Arrangement), the Norbord Shareholder who submitted the Letter of Transmittal will be entitled to receive in exchange therefor, and the Depositary will deliver to such Norbord Shareholder, the Consideration, which such Norbord Shareholder has the right to receive under the Arrangement for such Norbord Shares, less any amounts withheld pursuant to Section 5.1(g) of the Plan of Arrangement, and any certificate so surrendered will forthwith be cancelled.

Qualifying Holdco Shareholders

A separate form of letter of transmittal will be made available for Qualifying Holdco Shareholders who have transferred their Norbord Shares to a Qualifying Holdco. Qualifying Holdco Shareholders who wish to avail themselves of the Holdco Alternative must elect to use the Holdco Alternative and contact the Depositary, toll free at 1-800-387-0825 or by email at inquiries@astfinancial.com, in order to obtain the form of letter of transmittal applicable to Qualifying Holdco Shareholders who have elected the Holdco Alternative. In order to elect to use the Holdco Alternative, Qualifying Holdco Shareholders must provide written notice of such election to West Fraser (or the Depositary) not later than the Holdco Election Date. The Holdco Election Date will be 5:00 p.m. (Toronto time) on the date that is 10 days prior to the Norbord Meeting. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative. A number of other requirements apply to any Norbord Shareholder wising to avail themselves of the Holdco Alternative, which are described under “The Arrangement — Holdco Alternative”.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Qualifying Holdco Shares that were transferred pursuant to Section 3.1(e) of the Plan of Arrangement, together with a duly completed and executed letter of transmittal and such additional documents and instruments as the Depositary may reasonably require, the Qualifying Holdco Shareholder represented by such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such Qualifying Holdco Shareholder, the Holdco Consideration, which such Qualifying Holdco Shareholder has the right to receive under the Arrangement for such Qualifying Holdco Shares, less any amounts withheld pursuant to Section 5.1(g) of the Plan of Arrangement, and any certificate so surrendered will forthwith be cancelled.

Any exchange or transfer of Norbord Shares and Qualifying Holdco Shares pursuant to the Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

No Fractional Shares

No fractional West Fraser Shares will be issued under the Plan of Arrangement. All calculations of West Fraser in respect of the Consideration and the Holdco Consideration to be received pursuant to the Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate number of West Fraser Shares to be issued to a Norbord Shareholder or a Qualifying Holdco Shareholder as Consideration or Holdco Consideration under the Plan of Arrangement would result in a fraction of a West Fraser Share being issuable, then the number of West Fraser Shares to be issued to such Norbord Shareholder or Qualifying Holdco Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional West Fraser Share thereof, West Fraser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume-weighted average trading price of West Fraser Shares on the TSX for the five trading days immediately preceding the Effective Date.

Registered Shareholders and Qualifying Holdco Shareholders who are entitled to receive a cash payment in lieu of any fractional West Fraser Shares will receive such cash payment in Canadian dollars unless they elect in their Letter of Transmittal to receive such cash payment in U.S. dollars. Beneficial Shareholders will receive such cash payment in Canadian dollars unless they contact their Intermediary to request that the Intermediary elect to receive such cash payment in U.S. dollars on their behalf. If the Intermediary fails to make such an election, the Beneficial Shareholders will receive the cash payment in lieu of any fractional West Fraser Shares in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by AST Trust Company (Canada), in its capacity as foreign exchange service provider to West Fraser, on the date the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, and any transaction costs that may be associated with the conversion will be solely borne by the Registered Shareholder or Qualifying Holdco Shareholder, as applicable. AST Trust Company (Canada) will act as principal in such currency conversion transactions conducted for West Fraser and may earn a commercially reasonable spread between the exchange rate it uses to convert payments to Registered Shareholders and Qualifying Holdco Shareholders and the rate used by any counterparty from which it may purchase U.S. dollars as reasonable compensation for its services to West Fraser as foreign exchange service provider.

Return of Norbord Shares or Qualifying Holdco Shares

If the Arrangement is not completed, any deposited Norbord Shares or Qualifying Holdco Shares will be returned to the depositing Norbord Shareholder or Qualifying Holdco Shareholder, as applicable, at Norbord’s expense upon written notice to the Depositary from Norbord, by returning the deposited Norbord Shares or Qualifying Holdco Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Norbord Shareholder or the Qualifying Holdco Shareholder, as applicable, in the letter of transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Transfer Agent.

Mail Service Interruption

Notwithstanding the provisions of this Norbord Circular, the letter of transmittal, the Arrangement Agreement or the Plan of Arrangement, certificates representing Norbord Shares or Qualifying Holdco Shares to be returned, if applicable, will not be mailed if Norbord determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Norbord Shares or Qualifying Holdco Shares were originally deposited upon application to the Depositary until such time as Norbord has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Norbord Shares or Qualifying Holdco Shares were deposited.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Norbord Shares that were transferred pursuant to Section 3.1(f) of the Plan of Arrangement will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal. The person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to West Fraser and the Depositary (acting reasonably) in such sum as West Fraser may direct, or otherwise indemnify West Fraser and Norbord in a manner satisfactory to West Fraser and Norbord, acting reasonably, against any claim that may be made against West Fraser and Norbord with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

Until surrendered, each certificate that immediately prior to the Effective Time represented Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) and Section 3.1(f) of the Plan of Arrangement, respectively, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Holdco Consideration or the Consideration (as applicable) to which the holder is entitled to receive in lieu of such certificate as contemplated in Section 5.1 of the Plan of Arrangement, less any amounts withheld pursuant to Section 5.1(g) of the Plan of Arrangement. Any such certificate formerly representing Norbord Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Norbord Shares or Qualifying Holdco Shares of any kind or nature against or in Norbord or West Fraser. On such date, all Consideration or Holdco Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to West Fraser or Norbord, as applicable.

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Norbord Shareholder to receive the Consideration for Norbord Shares or of any Qualifying Holdco Shareholder to receive the Holdco Consideration pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to West Fraser or Norbord, as applicable.

Withholding Rights

West Fraser, Norbord and the Depositary shall be entitled to deduct and withhold from any amount payable or deliverable to any Person under the Plan of Arrangement and from all dividends or other distributions or other consideration or payments otherwise payable or deliverable to any former securityholders of Norbord, such amounts as West Fraser, Norbord or the Depositary, as applicable, determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, or to meet any related remittance requirement (collectively, a “Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

Right to Dissent

Under the Interim Order, registered holders of Norbord Shares are entitled to Dissent Rights but only if they follow the procedures specified in the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Qualifying Holdco Shareholders are not entitled to Dissent Rights in respect of the Arrangement. See “Rights of Dissenting Shareholders”.

Beneficial Shareholders

Beneficial Shareholders are Norbord Shareholders whose Norbord Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS). Beneficial Shareholders should contact their Intermediary for instructions and assistance in delivery of the share certificate(s) representing their Norbord Shares.

Holdco Alternative

A Norbord Shareholder that satisfies certain conditions is entitled to sell to West Fraser all of the issued shares of a Qualifying Holdco that holds Norbord Shares. Choosing the Holdco Alternative may require a Norbord Shareholder to implement a corporate structure through which to hold its Norbord Shares.

West Fraser will permit persons (“Qualifying Holdco Shareholders”) that, (A) are resident in Canada for purposes of the Tax Act (including a “Canadian partnership” as defined for the purposes of the Tax Act); (B) are not exempt from tax under Part I of the Tax Act; (C) are registered owners of Norbord Shares as of the date that is 10 days prior to the Norbord Meeting (expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date); and (D) elect in respect of such Norbord Shares, by notice in writing provided to West Fraser (or the Depositary) not later than 5:00 p.m. (Toronto time) on the date that is 10 days prior to the Norbord Meeting (the “Holdco Election Date”, expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date), to sell all of the issued shares of a corporation (a “Qualifying Holdco”), which shall not be comprised of more than one class of common shares, the terms and conditions of which shall be determined in consultation with West Fraser (the “Holdco Alternative”), provided that:

•

such Qualifying Holdco was incorporated under the CBCA or in another Canadian jurisdiction satisfactory to West Fraser, acting reasonably, not earlier than the date of the Arrangement Agreement (November 18, 2020);

•

such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than Norbord Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the ownership of the Norbord Shares or, with West Fraser’s consent, such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

•

at the time of the acquisition of the Qualifying Holdco Shares by West Fraser (the “Acquisition Time”), such Qualifying Holdco will have no liabilities or obligations of any kind whatsoever, absolute or contingent, accrued or accruing (except to West Fraser under the terms of the Holdco Alternative), and nothing shall have occurred that, with the passage of time or the happening of events, could lead to such liabilities or obligations;

•

at the Acquisition Time, such Qualifying Holdco will not have unpaid declared dividends or other unpaid distributions of any description and, prior to the Acquisition Time, such Qualifying Holdco shall not have declared or paid any dividends or other distributions, other than one or more increases in stated capital, one or more stock dividends, a cash dividend financed with a daylight loan, which shall not be outstanding as of the Acquisition Time, or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall no longer be outstanding as of the Acquisition Time;

•

at the Acquisition Time, such Qualifying Holdco shall have no shares outstanding other than the shares (the “Qualifying Holdco Shares”) being disposed of to West Fraser by the Qualifying Holdco Shareholder, who shall be the sole registered and beneficial owner of such shares with good and valid title thereto free and clear of all Liens, and no other person shall have any option, warrant or other right to acquire any securities of or other interest of any description in such Qualifying Holdco, and the Qualifying Holdco shall be the sole registered and beneficial owner of its Norbord Shares with good and valid title thereto free and clear of all Liens;

•	at all times such Qualifying Holdco shall be a resident of Canada for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;

•	such Qualifying Holdco shall have not more than three directors and three officers;

•

the Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending prior to the Acquisition Time, subject to West Fraser’s right to approve all such Tax Returns as to form and substance;

•

notwithstanding any other provision of the Arrangement Agreement, the Qualifying Holdco Shareholder, and its ultimate controlling shareholder, shall indemnify West Fraser and Norbord, and any successor thereof, for any and all liabilities of the Qualifying Holdco in respect of any matter in connection with the acquisition of such Qualifying Holdco Shares by West Fraser that relates to the period prior to the Effective Time, together with any inaccuracies in the provisos or failure to comply with any of the covenants referenced in Section 2.13 of the Arrangement Agreement, in a form satisfactory to West Fraser and Norbord, each acting reasonably, such indemnities to survive the execution and delivery of the Arrangement Agreement and the Effective Time;

•

the Qualifying Holdco Shareholder will provide West Fraser with copies of all documents necessary to effect the transactions contemplated in the Holdco Alternative or ancillary thereto on or before the later of: (a) five days prior to the date of the Norbord Meeting (expected to be January 14, 2021 based on a January 19, 2021 Norbord Meeting date) or (b) the date that is 15 days prior to the Effective Date, as communicated by West Fraser to the Qualifying Holdco Shareholder, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Acquisition Time;

•

the entering into or implementation of the Holdco Alternative will not result in any delay in the Norbord Meeting, the mailing date of this Norbord Circular or the completion of the Arrangement, and will not impair, impede or delay completing any other transaction contemplated by the Arrangement Agreement, and will not be, in the opinion of West Fraser, acting reasonably, prejudicial or adverse to West Fraser or Norbord;

•

access to the books and records of such Qualifying Holdco shall have been provided on or before the later of: (a) five days prior to the date of the Norbord Meeting (expected to be January 14, 2021 based on a January 19, 2021 Norbord Meeting date) or (b) the date that is 15 days prior to Effective Date, as communicated by West Fraser to the Qualifying Holdco Shareholder, and West Fraser and its advisors shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

•

the terms and conditions of such Holdco Alternative and the Holdco Agreements (as defined below) must be satisfactory to West Fraser and Norbord in form and substance, each acting reasonably, and must include representations, warranties and indemnities which are satisfactory to West Fraser and Norbord, each acting reasonably;

•	the Qualifying Holdco Shareholder shall waive its Dissent Rights;

•

the Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses, including legal and accounting expenses, incurred by West Fraser or Norbord in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by West Fraser or Norbord;

•

the Qualifying Holdco Shareholder and West Fraser shall agree that West Fraser or the Qualifying Holdco Shareholder may require that the Qualifying Holdco make the election provided in section 256(9) of the Tax Act in respect of the acquisition of control of the Qualifying Holdco by West Fraser;

•

at the Acquisition Time, performance of the Arrangement Agreement by the Qualifying Holdco Shareholder, and the consummation of the transactions contemplated hereby, will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or by-laws or constating documents of the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable); (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or judgment, order, writ, injunction or decree of any regulatory authority or Governmental Entity having jurisdiction over the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable); (iii) require any consent or other action by any person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any provision of any contract to which the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable) is a party or by which it or any of its properties or assets may be bound; or (iv) result in the creation or imposition of any Lien on the Norbord Shares held by the Qualifying Holdco or the shares of the Qualifying Holdco being sold to West Fraser by the Qualifying Holdco Shareholder; and

•

at the Acquisition Time, unless prior written consent is obtained by West Fraser, such Qualifying Holdco will not have made any election or designation under the Tax Act or any Canadian provincial or territorial income tax legislation, other than eligible dividend designations and proper elections made under section 85 of the Tax Act and any Canadian provincial or territorial income tax legislation in connection with the transactions contemplated in the Arrangement Agreement.

Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to West Fraser and Norbord, by the later of (i) five days prior to the date of the Norbord Meeting (expected to be January 14, 2021 based on a January 19, 2021 Norbord Meeting date) and (ii) the date that is 15 days prior to the Effective Date, of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of or the transactions involved in such Holdco Alternative are not satisfactory to West Fraser in form and substance, acting reasonably, West Fraser will consider reasonably any proposals put forward by the Qualifying Holdco Shareholder in structuring an alternative transaction in a manner satisfactory to West Fraser, acting reasonably. In the event that the terms and conditions of the transactions involved in such Holdco Alternative are not satisfactory to West Fraser, acting reasonably, and no alternative transactions can be agreed, no Holdco Alternative shall be offered and the other transactions contemplated by the Arrangement Agreement shall be completed subject to the other terms and conditions of the Arrangement Agreement.

Each Qualifying Holdco Shareholder (and, as required by West Fraser, the Qualifying Holdco Shareholder’s ultimate controlling shareholder) that has elected the Holdco Alternative will be required to enter into a share purchase agreement and other ancillary documentation (collectively, the “Holdco Agreements”) providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco by West Fraser and for such other matters involving the Qualifying Holdco (including representations, warranties and indemnities reasonably acceptable to West Fraser in form and substance) as are contemplated by the Plan of Arrangement in a form consistent with the foregoing. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to properly enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

Upon request by a Qualifying Holdco Shareholder, West Fraser may in its sole discretion agree to waive any of the requirements with respect to the Holdco Alternative.

Norbord shall use commercially reasonable efforts, as determined by Norbord in its sole discretion and provided such efforts do not impair, impede or delay completion of the Arrangement, to cooperate in providing any information that a Norbord Shareholder may reasonably request in determining whether it will elect the Holdco Alternative.

Choosing the Holdco Alternative requires a Norbord Shareholder to implement a corporate reorganization to hold the Norbord Shares. The Holdco Alternative may have favourable Canadian federal income tax consequences for certain Norbord Shareholders, but those consequences are not described in this Norbord Circular. Norbord Shareholders wishing to avail themselves of the Holdco Alternative should consult their own financial, legal and tax advisors before contacting the Depositary to inform them of their election.

Treatment of Incentive Securities

Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and Norbord DSUs

Each Norbord Option and Norbord RSU held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives or Norbord directors, will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

•

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

•

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio; and

•

with respect to the Norbord DSUs, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives

Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

•

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (1) the Payout Value, less (2) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to C$0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

•

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

Norbord Bonds

Pursuant to the terms of the Norbord Bond Indentures, if the Arrangement is completed, Norbord will be required to make a change of control offer to acquire all outstanding Norbord Bonds at 101% of the principal amount plus accrued and unpaid interest. Any Norbord Bonds that are not tendered to such offer will continue to remain outstanding obligations of Norbord after Closing subject to the terms and conditions of the Norbord Bond Indentures. If holders of not less than 90% of the aggregate principal amount of the outstanding 6.250% Notes or the 5.750% Notes validly tender to a change of control offer, Norbord will have the right to redeem all of the 6.250% Notes or the 5.750% Notes that remain outstanding, respectively, at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

West Fraser anticipates causing the termination by Norbord of its secured revolving credit facilities on Closing. The security relating to such debt will be subject to release and discharge following such termination and related repayment. On doing so and in accordance with the terms of the Norbord Bond Indentures and the applicable master deed of trust, the bonds issued to the bondholders securing such debt under the secured revolving credit facility will be returned to the trustee thereunder for cancellation and, upon such cancellation, Norbord will be entitled to have the security granted pursuant to such master deed of trust released and discharged. Following such release and discharge, the Norbord Bonds will be unsecured debt obligations of Norbord.

Interests of Certain Parties in the Arrangement

In considering the recommendation of the Norbord Board with respect to the Arrangement, Norbord Shareholders should be aware that certain members of the Norbord Board and of Norbord’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions as described below. The Norbord Board is aware of these interests and considered them along with the other matters described above in “The Arrangement — Recommendation of the Norbord Board” and “Information Relating to Norbord — Information Respecting Directors and Officers”.

Ownership of Incentive Securities

The directors and executive officers of Norbord hold Incentive Securities which will be affected by the Arrangement as described under the heading “The Arrangement — Treatment of Incentive Securities”.

Termination and Change of Control Benefits

Norbord has entered into letter agreements with certain members of its senior management team providing for severance entitlements in the event (i) Norbord (or its successor) or any of its affiliates terminates such individual’s employment on a without cause basis or such individual resigns in circumstances constituting constructive dismissal within 24 months following the Arrangement or other change of control transaction or (ii) in connection with the consummation of the Arrangement or other change of control transaction, Norbord (or its successor) or any of its affiliates does not offer such individual a comparable position. Upon such event, the individual is entitled to receive an amount equal to the product of (a) one month per full year of employment with Norbord and (b) the sum of (i) 1/12th of the individual’s base salary at the rate in effect on the termination date and (ii) 1/12th the average of the individual’s annual bonus earned in respect of the three most recently completed years prior to the termination date, less all applicable taxes, deductions and withholdings; provided that (a) is no less than 12 months or greater than 24 months. The Arrangement will constitute a change of control of Norbord for the purposes of these agreements.

Awards held by certain members of Norbord’s senior management team under the Norbord Stock Option Plan, the Legacy Ainsworth Option Plan and the Norbord RSU Plan provide for accelerated vesting or other preferential treatment of such outstanding awards in the event that Norbord (or its successor) or any of its affiliates terminates an award holder’s employment on a without cause basis or such award holder resigns in circumstances constituting constructive dismissal within 24 months following the Arrangement or other change of control transaction.

Board of Directors of West Fraser

Pursuant to the terms of the Arrangement Agreement, West Fraser shall take all necessary actions to ensure that upon Closing, two current independent directors of Norbord, being Marian Lawson and Colleen McMorrow, will be appointed to the West Fraser Board.

Insurance and Indemnification of Directors and Officers

Prior to the Effective Time, Norbord shall be entitled to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Norbord and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and West Fraser will, or will cause Norbord and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage.

Pursuant to the Arrangement Agreement, West Fraser has agreed that all rights to indemnification or exculpation now existing in favour of individuals who were directors or officers of Norbord or any of its subsidiaries immediately prior to the Effective Date shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

INFORMATION RELATING TO NORBORD

Overview

Norbord was formed under the CBCA on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. Norbord filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. Norbord filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, Norbord filed Articles amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd.

The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4. Norbord is an international producer of wood-based panels with approximately 2,400 employees and 16 plant locations in the United States, Canada and Europe. Norbord has assets of approximately US$2.1 billion as of October 3, 2020, net sales for the twelve month period ended October 3, 2020 of approximately US$2.0 billion and is the world’s largest producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.

Information Respecting Directors and Executive Officers

The names of the directors and named executive officers of Norbord, the positions held by them with Norbord and the designation, percentage of class and number of outstanding securities of Norbord beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates are as follows:

Name	Position	Norbord Shares	Norbord Options	Norbord RSUs	Norbord DSUs (Directors)	Norbord DSUs (Management)
Peter Wijnbergen	President and Chief Executive Officer	64,088	575,000	77,509	—	3,609
Robin Lampard	Senior Vice President and Chief Financial Officer	30,440	255,000	42,717	—	—
Alan McMeekin	Senior Vice President, Europe	11,000	167,486	3,799	—	—
Kevin Burke	Senior Vice President, North America	13,431	83,000	2,026	—	5,034
Mark Dubois-Phillips	Senior Vice President, Sales, Marketing and Logistics	3,336	61,500	325	—	1,357
Jack Cockwell	Director	24,128	—	—	—	—
Paul Gagne	Director	630	—	—	33,213	—
Peter Gordon	Director	—	—	—	—	—
Paul Houston	Director	95,513	—	—	33,406	—
Marian Lawson	Director	—	—	—	1,652	—
Colleen McMorrow	Director	—	—	—	991	—
Denise Nemchev	Director	—	—	—	6,484	—
Lori Pearson	Director	—	—	—	—	—

Trading Price and Volume of Norbord Shares

Norbord Shares

The Norbord Shares trade on the TSX and the NYSE under the symbol “OSB”.

TSX Trading Data

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Norbord Shares as reported on the TSX:

	TSX
	Price Range (C$)
	High	Low	Volume
December 2019	36.89	33.58	5,779,679
January 2020	40.32	33.35	6,161,617
February 2020	44.69	34.89	8,938,751
March 2020	38.50	13.01	14,820,335
April 2020	24.59	14.17	8,885,641
May 2020	28.55	20.77	7,165,259
June 2020	31.25	25.34	6,233,271
July 2020	44.12	30.56	5,846,118
August 2020	47.88	40.33	5,613,546
September 2020	46.70	38.10	4,986,076
October 2020	46.75	39.24	4,047,901
November 2020	51.07	41.11	11,641,623
December 1, 2020 to December 15, 2020	58.16	48.51	3,533,586

The closing price of the Norbord Shares on the TSX on November 18, 2020, the last trading day preceding the announcement of the Arrangement Agreement, was C$43.46. The closing price of the Norbord Shares on the TSX on December 15, 2020 was C$56.53.

NYSE Trading Data

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Norbord Shares as reported on the NYSE:

	NYSE
	Price Range (US$)
	High	Low	Volume
December 2019	27.74	25.42	3,622,260
January 2020	30.85	25.67	4,137,135
February 2020	33.70	25.95	5,840,651
March 2020	28.74	8.92	10,672,163
April 2020	17.67	10.01	6,499,696
May 2020	20.71	14.73	5,418,753
June 2020	23.33	18.55	5,853,931
July 2020	33.00	21.77	5,265,142
August 2020	36.53	30.36	5,641,634
September 2020	35.66	28.38	5,958,277
October 2020	35.52	29.46	4,987,402
November 2020	39.27	31.31	7,821,752
December 1, 2020 to December 15, 2020	45.62	37.66	1,732,028

The closing price of the Norbord Shares on the NYSE on November 18, 2020, the last trading day preceding the announcement of the Arrangement Agreement, was US$33.21. The closing price of the Norbord Shares on the NYSE on December 15, 2020 was US$44.55.

Dividend Policy and History

Norbord’s variable dividend policy targets the payment to Norbord Shareholders of a portion of free cash flow based upon Norbord’s financial position, results of operations, cash flow, capital requirements and restrictions under Norbord’s revolving bank lines, as well as the market outlook for Norbord’s principal products and broader market and economic conditions, among other factors. Under this policy, the Norbord Board has declared the following dividends in the preceding three financial years and the current year:

Quarter	Quarterly Dividend Declared per Norbord Share (C$)
Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017	0.60
Q1 2018	0.60
Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019	0.40
Q2 2019	0.40
Q3 2019	0.40
Q4 2019	0.20
Q1 2020	0.20
Q2 2020	0.05
Q3 2020	0.30
Q4 2020	0.60

The Norbord Board retains the discretion to amend Norbord’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Norbord Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under the terms of the Arrangement Agreement, Norbord is entitled to declare and pay regular quarterly dividends in the ordinary course of business in a manner consistent with past practice in an amount of up to C$0.60 per quarter on each Norbord Share. Any dividend above this amount will result in a dollar-for-dollar adjustment to the Exchange Ratio and will be subject to certain other restrictions in the Arrangement Agreement. See “The Arrangement Agreement — Covenants — Dividends”.

Prior Sales and Purchases

Share Repurchases

Under Norbord’s normal course issuer bid, Norbord was permitted to purchase up to 4,083,429 Norbord Shares pursuant to TSX rules prior to the bid’s expiry date of November 4, 2020.

During the first quarter of 2020, 0.9 million Norbord Shares were purchased under Norbord’s normal course issuer bid at a cost of US$22 million. During the third quarter of 2020, 0.2 million Norbord Shares were purchased at a cost of US$6 million. Norbord repurchased a total of 1.4 million Norbord Shares at a cost of US$33 million under its bid that expired November 4, 2020.

Norbord Options Granted

No Norbord Options were granted within the 12 months prior to the date of this Norbord Circular.

Norbord Shares Issued on the Exercise of Norbord Options

The following table summarizes the Norbord Shares issued on the exercise of Norbord Options within the 12 months prior to the date of this Norbord Circular:

Date of Exercise	Number of Norbord Options Exercised	Exercise Price (C$)
December 24, 2019	20,000	18.21
December 24, 2019	6,000	9.96
February 7, 2020	13,210	11.83
February 7, 2020	13,210	16.82
February 7, 2020	6,605	21.44
February 14, 2020	45,000	18.21
February 19, 2020	27,000	9.96
July 21, 2020	2,500	14.93
July 24, 2020	3,000	30.41
July 24, 2020	1,500	30.70
August 5, 2020	8,000	30.41
August 5, 2020	3,694	30.70
August 5, 2020	15,000	26.29
August 5, 2020	15,000	28.28
August 11, 2020	6,000	26.29
August 11, 2020	6,000	36.56
August 11, 2020	6,000	28.28
August 13, 2020	22,700	14.93
August 14, 2020	47,300	14.93
August 17, 2020	3,000	30.41
August 17, 2020	1,500	30.70
August 17, 2020	9,000	26.29
August 17, 2020	9,000	34.96
August 17, 2020	6,000	36.56
August 17, 2020	6,000	28.28
August 19, 2020	25,000	9.96
November 25, 2020	8,000	26.29
November 25, 2020	8,000	34.96
November 25, 2020	3,000	30.41
November 25, 2020	10,000	28.28
November 26, 2020	1,000	30.41
November 26, 2020	5,000	28.28
December 3, 2020	1,000	21.44
December 3, 2020	10,000	36.56
December 3, 2020	6,000	46.35
December 8, 2020	2,000	30.41
December 8, 2020	1,000	28.28
December 11, 2020	1,500	28.28
December 15, 2020	1,000	28.28

Norbord Shares Issued on Dividend Reinvestments

Norbord has a dividend reinvestment plan whereby Norbord Shareholders resident in Canada or the United States can elect to receive their dividends as additional Norbord Shares. No Norbord Shares were issued in connection with the Norbord dividend reinvestment plan within the 12 months prior to the date of this Norbord Circular.

Recent Developments on Debt Ratings

On November 20, 2020, Moody’s announced that Norbord’s Ba1 issuer rating and Ba1 senior secured note rating were placed on review for upgrade. Moody’s plans to resolve the review for upgrade following Closing. According to Moody’s, a Ba rating is considered speculative and is subject to substantial credit risk and is ranked fifth on the ratings scale. The ratings from Aaa to C are modified by the addition of the numbers 1 through 3 to indicate the relative standing within the major rating categories. A modifier of 1 indicates a ranking in the higher end of the respective ranking category.

S&P also announced on November 20, 2020 that it had placed Norbord’s BB issuer credit rating and BB+ issue–level rating on Norbord’s secured debt on CreditWatch with positive implications. S&P plans to resolve the CreditWatch following Closing. According to S&P, debt securities rated BB are less vulnerable to non-payment than other speculative issues; however, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions. The ratings are from AAA to D and ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) to show relative standing within the respective ranking categories.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances warrant.

Risk Factors

If the Arrangement is not completed, Norbord will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the “Risks of the Business” section of Norbord’s annual information form dated February 4, 2020 and in the “Risks and Uncertainties” section of Norbord’s management’s discussion and analysis for the year ended December 31, 2019 and for the three and nine month periods ended October 3, 2020, each of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and which sections are incorporated by reference herein. A copy of such documents will be sent to any Norbord Shareholder, without charge, upon request from Investor Relations of Norbord by calling (416) 365-0705 or by email request to info@norbord.com.

Norbord Documents Incorporated by Reference

The following documents filed by Norbord with the Securities Authorities are specifically incorporated by reference in this Norbord Circular:

1.	the annual information form of Norbord dated February 4, 2020;

2.	the audited consolidated financial statements of Norbord for the fiscal years ended December 31, 2019 and 2018, together with the notes thereto and auditors’ report thereon;

3.	management’s discussion and analysis of financial condition and results of operations of Norbord for the fiscal years ended December 31, 2019 and 2018;

4.	the condensed interim consolidated financial statements of Norbord for the three and nine month periods ended October 3, 2020, together with the notes thereto;

5.	management’s discussion and analysis of financial condition and results of operations of Norbord for the three and nine month periods ended October 3, 2020;

6.	the management proxy circular dated March 9, 2020, relating to the annual meeting of Norbord Shareholders held on May 6, 2020; and

7.	the material change report of Norbord dated November 27, 2020 in respect of the announcement of the Arrangement.

Any statement contained in or contents of a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Norbord Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement or contents. The modifying or superseding statement need not state that it has modified or superseded a prior statement or contents, or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement or contents, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or contents so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Norbord Circular.

Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Norbord by calling (416) 365-0705 or by email request to info@norbord.com. These documents are also available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Any document of the type required by Item 11.1 of Form 44-101F1 — Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Norbord with applicable Securities Authorities in Canada on SEDAR at www.sedar.com after the date of this Norbord Circular and before the Norbord Meeting, are deemed to be incorporated by reference into this Norbord Circular.

INFORMATION RELATING TO WEST FRASER

The following sections of this Norbord Circular should be read in conjunction with the documents incorporated by reference in these sections and the information concerning West Fraser appearing elsewhere in this Norbord Circular.

Overview

West Fraser is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada and the southern United States. West Fraser holds rights to timber resources that are sufficient to supply a significant amount of the fibre required by its Canadian operations and have long-term agreements for the supply of a portion of the fibre required by its United States operations. West Fraser carries on its operations through subsidiaries and joint operations in British Columbia, Alberta and the southern United States. West Fraser’s operations located in western Canada manufacture all of the products described above except southern yellow pine (SYP) lumber. West Fraser’s sawmills located in the southern United States produce SYP lumber, wood chips and other residuals.

West Fraser’s goal is to generate strong financial results through the business cycle, relying on a committed work force, the quality of its assets and its well-established people and operating culture. This culture emphasizes cost control in all aspects of the business and internal and external competitiveness. In its approach to employee relations, West Fraser emphasizes employee involvement and favours internal promotions whenever possible.

West Fraser is committed to operating in a financially conservative and prudent manner. The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. West Fraser’s earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the United States housing market for both new construction and repair and renovation spending. Most of West Fraser’s revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in United States dollars, exchange rate fluctuations of the United States dollar against the Canadian dollar is a major source of earnings volatility for West Fraser.

Maintaining a strong balance sheet and liquidity profile, along with West Fraser’s investment grade debt rating enables West Fraser to execute a balanced capital allocation strategy. West Fraser’s goal is to continually reinvest in its operations, across all market cycles, to maintain a leading cost position and prudently return capital to West

Fraser Shareholders. West Fraser believes that maintaining a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities and is a key tool in managing its business over the long term.

Acquisitions and expansions are considered with a view to extending West Fraser’s existing business lines, particularly in lumber operations, and to product and geographic diversification. West Fraser’s earnings over the business cycle have enabled it to make significant and ongoing capital investments in its facilities with the goal of achieving, maintaining or improving an overall low-cost position.

West Fraser’s head office is located at Suite 501, 858 Beatty Street, Vancouver, British Columbia, V6B 1C1. West Fraser’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

For further information regarding West Fraser, refer to West Fraser’s filings with the Canadian Securities Authorities, which may be obtained through the SEDAR website at www.sedar.com.

Description of Share Capital

West Fraser’s authorized share capital consists of 400,000,000 West Fraser Shares, 20,000,000 West Fraser Class B Shares, and 10,000,000 preferred shares issuable in series.

The West Fraser Shares and West Fraser Class B Shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each West Fraser Class B Share may at any time be exchanged for one West Fraser Share. The West Fraser Shares are listed and traded on the TSX under the symbol “WFT” while the West Fraser Class B Shares are not. Certain circumstances or corporate transactions may require the approval of the holders of West Fraser Shares and West Fraser Class B Shares on a separate class-by-class basis.

As at December 15, 2020, the issued share capital of West Fraser consisted of 66,397,144 West Fraser Shares and 2,281,478 West Fraser Class B Shares.

Trading Price and Volume of West Fraser Shares

The West Fraser Shares are listed and traded on the TSX under the symbol “WFT”. The following table sets out, for the period indicated the reported high and low quotations and the aggregate volume of trading of the West Fraser Shares on the TSX.

	Price Range (C$)
Period	High	Low	Volume
2019
December	59.34	53.50	6,947,437
2020
January	62.16	52.33	7,792,198
February	65.11	49.19	8,261,764
March	51.24	21.60	17,386,566
April	41.00	23.34	10,392,517
May	41.19	33.88	11,483,404
June	48.63	36.62	9,288,478
July	67.04	48.21	9,146,264
August	75.30	64.40	7,404,979
September	73.90	60.80	7,459,973
October	68.42	58.76	5,701,648
November	76.14	62.24	9,097,915
December 1-15	86.50	73.12	4,762,585

The closing price of the West Fraser Shares on the TSX on November 18, 2020, the last trading day prior to the announcement of the Arrangement, was C$73.11. The closing price of the West Fraser Shares on the TSX on December 15, 2020 was C$84.33.

Prior Sales

For the 12-month period prior to the date of this Norbord Circular, West Fraser has issued the West Fraser Shares and West Fraser Options listed in the table below:

Date	Security	Exercise Price or Base Price per Security (C$)	Number of Securities
December 12, 2019	West Fraser Shares	$52.16	1,136	(1)
January 14, 2020	West Fraser Shares	$53.65	1,040	(1)
February 14, 2020	West Fraser Options	$64.50	157,685	(2)
February 19, 2020	West Fraser Shares	$53.80	1,365	(1)
March 24, 2020	West Fraser Shares	$41.47	1,351	(1)
April 3, 2020	West Fraser Shares	$40.97	1,000	(3)
April 14, 2020	West Fraser Shares	$26.70	2,095	(1)
May 13, 2020	West Fraser Shares	$36.82	1,780	(1)
June 11, 2020	West Fraser Shares	$42.77	1,395	(1)
July 14, 2020	West Fraser Shares	$48.63	1,188	(1)
August 14, 2020	West Fraser Shares	$63.10	1,185	(1)
September 14, 2020	West Fraser Shares	$64.20	841	(1)
October 15, 2020	West Fraser Shares	$60.60	890	(1)
November 16, 2020	West Fraser Shares	$65.63	1,015	(1)
December 10, 2020	West Fraser Shares	$75.73	710	(1)

Notes:

(1)	The West Fraser Shares were issued pursuant to the exercise of options granted under its 1997 Employee Stock Purchase Plan.
(2)	157,685 West Fraser Options were granted under its 1994 Stock Option Plan. The West Fraser Options are exercisable into West Fraser Shares at an exercise price of C$64.50 until February 14, 2030.
(3)	The West Fraser Shares were issued pursuant to the exercise of options granted under its 1994 Stock Option Plan.

Risk Factors

An investment in the West Fraser Shares and its other securities is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the annual information form of West Fraser dated February 11, 2020 for the year ended December 31, 2019 and under the heading “Risks and Uncertainties” in the management discussion and analysis of West Fraser for the three and nine months ended September 30, 2020, and for the year ended December 31, 2019 both of which are incorporated by reference in this Norbord Circular, as well as the risk factors set forth elsewhere in this Norbord Circular, including under the heading “Risks Relating to the Arrangement and the Combined Company”.

Auditors, Transfer Agent and Registrar

The auditors of West Fraser are PricewaterhouseCoopers LLP. The transfer agent and registrar for the West Fraser Shares is AST Trust Company (Canada), Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Documents Incorporated by Reference

Information regarding West Fraser has been incorporated by reference in this Norbord Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference regarding West Fraser may be obtained on request without charge from West Fraser shareholder relations by phone at (604) 895-2700 or by email at shareholder@westfraser.com or may be obtained through the SEDAR website at www.sedar.com.

The following documents, filed with the various Securities Authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Norbord Circular:

(a)	the annual information form of West Fraser dated February 11, 2020 for the year ended December 31, 2019;

(b)	the audited consolidated financial statements of West Fraser as at and for the years ended December 31, 2019 and 2018 and the notes thereto, together with the report of the auditors thereon;

(c)	the management’s discussion and analysis of West Fraser for the years ended December 31, 2019 and 2018;

(d)	the unaudited condensed consolidated interim financial statements of West Fraser as at September 30, 2020 and for the three and nine months ended September 30, 2020;

(e)	the management’s discussion and analysis of West Fraser for the three and nine months ended September 30, 2020;

(f)	the management information circular of West Fraser dated April 16, 2020 prepared in connection with the annual meeting of West Fraser Shareholders held on May 26, 2020; and

(g)	the material change report of West Fraser dated November 27, 2020 in respect of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by West Fraser with any Securities Authorities in Canada subsequent to the date of this Norbord Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Norbord Circular. Other than the announcement of the Arrangement, West Fraser is not aware of any information that indicates any material change in its affairs since the date of its last published interim financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Norbord Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Norbord Circular.

Information contained in or otherwise accessed through the West Fraser website (www.westfraser.com), or any other website, does not form part of this Norbord Circular. All such references to West Fraser’s website are inactive textual references only.

INFORMATION RELATING TO THE COMBINED COMPANY

This section of this Norbord Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

Overview

On Closing, West Fraser will own all of the outstanding Norbord Shares and Norbord will be a wholly-owned subsidiary of West Fraser. Following Closing, existing West Fraser Shareholders and Norbord Shareholders are expected to own approximately 56% and 44% of the Combined Company, respectively, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020.

Following Closing, West Fraser’s head office will continue to be located at Suite 501, 858 Beatty Street, Vancouver, British Columbia, V6B 1C1. West Fraser’s registered office will continue to be located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Anticipated Corporate Structure

The corporate structures of West Fraser and Norbord are set out in the annual information form of West Fraser dated February 11, 2020 and the annual information form of Norbord dated February 4, 2020, respectively. On Closing, Norbord, and each of the Norbord subsidiaries, will become subsidiaries of West Fraser. It is anticipated that all Qualifying Holdcos will be wound up and eliminated from the Combined Company’s corporate structure following Closing.

Description of the Combined Company

The Arrangement is expected to result in the creation of a global wood products leader. Following Closing, West Fraser’s business will be comprised of 33 lumber mills, five pulp and paper mills and six renewable energy facilities (850GWH). In addition, West Fraser will own and operate 24 engineered wood product plants, including 14 OSB facilities, three MDF facilities, three plywood facilities, two particle board facilities, one LVL facility and one veneer facility. West Fraser will own and operate one furniture facility. Following Closing, West Fraser expects to employ approximately 10,000 people.

The following graphic illustrates West Fraser’s diverse operating footprint throughout Canada, the United States and Europe following Closing:

For a complete description of the business, assets and operations of West Fraser and Norbord prior to the Arrangement, see the annual information form of West Fraser dated February 11, 2020 and the annual information form of Norbord dated February 4, 2020, which are incorporated by reference in this Norbord Circular.

Description of Share Capital

The authorized share capital of West Fraser following Closing will continue to be as described in “Information Relating to West Fraser — Description of Share Capital” and the rights and restrictions of the West Fraser Shares and the West Fraser Class B Shares will remain unchanged.

Dividends

The declaration and payment of cash dividends is within the discretion of the West Fraser Board. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of C$0.80 per share were declared in 2019, C$0.70 per share were declared in 2018, C$0.36 per share were declared in 2017 and C$0.28 per share were declared in 2016 and 2015. From January 1, 2020 to October 26, 2020, dividends of C$0.60 per share, in the aggregate, were declared.

There can be no assurance that dividends will continue to be declared and paid by the Combined Company in the future, as the discretion of the West Fraser Board will be exercised from time to time taking into account the current circumstances of the Combined Company.

Post-Arrangement Shareholders and Principal Shareholders

Based on the number of West Fraser Shares and Norbord Shares issued and outstanding on December 15, 2020, West Fraser expects to issue an estimated 54,480,178 West Fraser Shares to Norbord Shareholders and Qualifying Holdco Shareholders as consideration under the Arrangement, on a non-diluted basis. On Closing, assuming that the current number of Norbord Shares and West Fraser Shares outstanding does not change from December 15, 2020, it is expected that the total number of West Fraser Shares issued and outstanding will be approximately 120,877,322 (excluding 2,281,478 West Fraser Class B Shares), on a non-diluted basis. Following Closing, existing West Fraser Shareholders and Norbord Shareholders are expected to own approximately 56% and 44% of the Combined Company, respectively, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020.

In addition, an estimated 893,703 West Fraser Shares will be issuable upon the exercise of Replacement Options. The Replacement Options will be issued under two new replacement stock option plans to be adopted by West Fraser in connection with Closing, which will only be used to grant these Replacement Options and will not require separate West Fraser Shareholder approval under the policies of the TSX as the aggregate number of West Fraser Shares issuable thereunder is less than 2% of the number of West Fraser Shares issued and outstanding prior to giving effect to the Arrangement.

The exact number of West Fraser Shares that will ultimately be issued will be dependent upon the number of issued and outstanding Norbord Shares on the Effective Date, which may change due to the exercise of Norbord Options, rounding in respect of fractional share entitlements and adjustments to the Exchange Ratio in accordance with the Arrangement Agreement.

Pursuant to the Arrangement Agreement, in the event West Fraser or Norbord declares a dividend prior to the Effective Date in excess of the threshold amounts set out in the Arrangement Agreement, the Exchange Ratio will be adjusted and, as a result, the number of West Fraser Shares issued in connection with the Arrangement will increase (in the case of a West Fraser dividend) or decrease (in the case of a Norbord dividend).

In the event West Fraser agrees to increase the Consideration, for example if Norbord receives a Superior Proposal, the TSX will generally not require further approvals from West Fraser Shareholders for the issuance of up to approximately 13,843,470 additional West Fraser Shares, such number being 25% of the estimated number of West Fraser Shares being approved by West Fraser Shareholders for issuance to Norbord Shareholders in connection with the Arrangement.

To the knowledge of West Fraser’s directors and executive officers, following Closing, no Person will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of West Fraser carrying 10% or more of the voting rights attached to the West Fraser Shares or the West Fraser Class B Shares, except as follows:

Name of Beneficial Holder	Title of Class	Amount Beneficially Owned or Controlled(1)	% of Class	% of Total Votes(1)
Brookfield(2)	Common	23,481,586	19.4	19.1

Ketcham Investments, Inc.(3)	Common Class B Common	5,662,718 1,743,228	4.7 76.4	4.6 1.4

				6.0

Tysa Investments, Inc.(4)	Class B Common	333,066	14.6	0.3

Notes:

(1)

Assumes an aggregate of 120,877,322 West Fraser Shares and 2,281,478 West Fraser Class B Shares are issued and outstanding following Closing, based on the number of West Fraser Shares and Norbord Shares issued and outstanding as of December 15, 2020 and the Exchange Ratio.

(2)

Brookfield is a publicly-traded company incorporated in Ontario, Canada with Class A Limited Voting Shares listed on the TSX and the NYSE. Brookfield’s major shareholders are Partners Limited and its 49%-owned affiliate, Partners Value Investments LP. The shareholders of Partners Limited, directly and indirectly, consist of current senior executives and directors of Brookfield and its affiliates, as well as a limited number of former senior executives. Information concerning Brookfield is taken from Norbord’s 2020 management proxy circular and is current as at March 9, 2020.

(3)	Ketcham Investments, Inc. is controlled by the family of Henry H. (Hank) Ketcham, Chairman of the West Fraser Board.
(4)	Tysa Investments, Inc. is controlled by William P. Ketcham, one of West Fraser’s former directors.

Directors and Executive Officers

On the Effective Date, the size of the West Fraser Board will be increased by two directors and will be comprised of all of the current directors of West Fraser, and two independent directors of Norbord, being Marian Lawson and Colleen McMorrow. As a result, the number of directors on the West Fraser Board who are women will increase from two to four, making up 1/3 of the West Fraser Board. Information about the directors of West Fraser following Closing is set out in the annual information form of West Fraser dated February 11, 2020 and in the management proxy circular of Norbord dated March 9, 2020 relating to the annual meeting of Norbord Shareholders held on May 6, 2020, as applicable, which are incorporated by reference in this Norbord Circular.

On Closing, Raymond Ferris will continue as the Chief Executive Officer of West Fraser and Chris Virostek will continue as the Chief Financial Officer of West Fraser. Peter Wijnbergen, the President and Chief Executive Officer of Norbord will be appointed President, Engineered Wood of West Fraser. Sean McLaren, the Vice-President, U.S. Lumber of West Fraser will be appointed as President, Solid Wood of West Fraser. The other executive officers of West Fraser will continue as the executive officers of the Combined Company following Closing.

Assuming 54,480,178 West Fraser Shares are issued to Norbord Shareholders in connection with the Arrangement, the members of the West Fraser Board, the West Fraser Executives and the Norbord Executives will hold, in the aggregate, approximately 1,478,600 West Fraser Shares and approximately 78,728 West Fraser Class B Shares representing 1.26% of the aggregate number of West Fraser Shares and West Fraser Class B Shares anticipated to be issued and outstanding following Closing, on a non-diluted basis.

West Fraser Credit Facility

In connection with the Arrangement, West Fraser has secured commitments to underwrite and make available US$1.3 billion (C$850 million and US$650 million) in committed credit facilities on Closing. The committed facilities will be underwritten and syndicated by the Toronto-Dominion Bank as sole underwriter, lead arranger and bookrunner.

Consolidated Capitalization

The following table sets out West Fraser’s consolidated capitalization as at September 30, 2020, adjusted to give effect to any material changes in the share capital of West Fraser since September 30, 2020, the date of West Fraser’s most recent unaudited condensed consolidated interim financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with the unaudited condensed consolidated interim financial statements of West Fraser as at and for the three and nine months ended September 30, 2020, including the notes thereto, and management’s discussion and analysis thereof, the unaudited consolidated interim financial statements of Norbord for the three and nine months ended October 3, 2020, including the notes thereto, and management’s discussion and analysis thereof, West Fraser’s unaudited pro forma combined consolidated financial statements and the accompanying notes thereto attached as Appendix B to the Norbord Circular, and the other financial information contained in or incorporated by reference in this Norbord Circular.

(in millions of U.S. dollars, except per share amounts)	As at September 30, 2020		As at September 30, 2020, after giving effect to the Arrangement
West Fraser share capital	$363		$3,410
West Fraser shares issued	68,676,007	(1)	123,118,183	(2)
Total current assets	$1,069		$1,834
Long-term debt	$503		$1,212

Notes:

(1)	Consisting of 66,394,529 West Fraser Shares and 2,281,478 West Fraser Class B Shares.
(2)	Consisting of 120,836,705 West Fraser Shares and 2,281,478 West Fraser Class B Shares.

Unaudited Pro Forma Financial Information

The unaudited pro forma combined consolidated financial statements of West Fraser, as at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019, which give effect to the Arrangement, are attached as Appendix B.

Stock Exchange Listing Matters

On Closing, the West Fraser Shares will continue trading on the TSX under the symbol “WFT”. In addition, it is a condition to Closing of the Arrangement that the West Fraser Shares, including the West Fraser Shares to be issued to Norbord Shareholders as Consideration under the Arrangement, be approved for listing on the NYSE on or prior to the Effective Date.

Norbord Bonds

Pursuant to the terms of the Norbord Bond Indentures, if the Arrangement is completed, Norbord will be required to make a change of control offer to acquire all outstanding Norbord Bonds at 101% of the principal amount plus accrued and unpaid interest. Any Norbord Bonds that are not tendered to such offer will continue to remain outstanding obligations of Norbord after Closing subject to the terms and conditions of the Norbord Bond Indentures. If holders of not less than 90% of the aggregate principal amount of the outstanding 6.250% Notes or the outstanding 5.750% Notes validly tender to a change of control offer, Norbord will have the right to redeem all of the 6.250% Notes or the 5.750% Notes that remain outstanding, respectively, at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

West Fraser anticipates causing the termination by Norbord of its secured revolving credit facilities on Closing. The security relating to such debt will be subject to release and discharge following such termination and related repayment. On doing so and in accordance with the terms of the Norbord Bond Indentures and the applicable master deed of trust, the bonds issued to the bondholders securing such debt under the secured revolving credit facility will be returned to the trustee thereunder for cancellation and, upon such cancellation, Norbord will be entitled to have the security granted pursuant to such master deed of trust released and discharged. Following such release and discharge, the Norbord Bonds will be unsecured debt obligations of Norbord.

Auditors

The auditors of West Fraser will continue to be PricewaterhouseCoopers LLP.

Transfer Agent and Registrar

The transfer agent and registrar for the West Fraser Shares will continue to be AST Trust Company (Canada), Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Appendix D to this Norbord Circular. Norbord Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of Norbord and West Fraser. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure to Norbord Shareholders, or may have been used for the purpose of allocating risk between the Parties. For these reasons, Norbord Shareholders should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by the Parties were generally made on a mutual basis and relate to, among other things: (a) fairness opinions and directors’ approvals; (b) organization and qualification; (c) authority relative to the Arrangement Agreement; (d) execution and binding obligation; (e) no default; (f) no violation; (g) governmental approvals; (h) capitalization; (i) ownership of subsidiaries; (j) shareholder and similar agreements; (k) reporting status and securities law matters; (l) public filings; (m) financial statements; (n) disclosure controls and procedures; (o) internal controls and financial reporting; (p) compliance with the Sarbanes-Oxley Act; (q) reportable audit events; (r) books and records and disclosure; (s) minute books; (t) Financial Indebtedness; (u) no material undisclosed liabilities; (v) no material change; (w) litigation; (x) taxes; (y) the Norbord Tenures and the West Fraser Tenures, as applicable; (z) property; (aa) sufficiency of assets; (bb) material contracts; (cc) authorizations; (dd) environmental matters; (ee) compliance with Laws; (ff) anti-corruption; (gg) sanctions; (hh) employment and labour matters; (ii) employee plans; (jj) First Nations claims; (kk) non-governmental organizations and community groups; (ll) intellectual property; (mm) computer systems; (nn) related party transactions; (oo) brokers; (pp) insurance; (qq) restrictions on business activities; (rr) certain contracts; (ss) no waiver or release under third-party confidentiality agreements; (tt) no ownership of the other Party’s shares; (uu) compliance with Competition Laws; (vv) the Investment Canada Act; and (ww) in the case of West Fraser, the West Fraser Shares to be issued as Consideration pursuant to the Arrangement.

Conditions Precedent to the Arrangement

Mutual Conditions

The Arrangement Agreement provides that the obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived, in whole or in part, with the mutual consent of West Fraser and Norbord:

•	the Norbord Shareholder Approval shall have been obtained at the Norbord Meeting in accordance with the Interim Order, applicable Law and the Arrangement Agreement;

•	the West Fraser Shareholder Approval shall have been obtained at the West Fraser Meeting in accordance with applicable Law and the Arrangement Agreement;

•

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance satisfactory to each Party, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

•

the TSX shall have conditionally approved the listing thereon of the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement and the West Fraser Shares issuable on the exercise of the Replacement Options, subject, in each case, to the satisfaction of customary listing conditions of the TSX;

•	the Key Regulatory Approvals shall have been obtained;

•

other than in connection with a Regulatory Action, there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or Order at Law or under applicable legislation, and there shall not have been any action taken under any Law by any Governmental Entity or other regulatory authority or any other Person, that makes illegal or otherwise directly or indirectly enjoins, prevents or prohibits Norbord or West Fraser from consummating the Arrangement;

•

there shall not be any Regulatory Action filed, taken or commenced as a result of the Arrangement (i) to cease trade, enjoin or prohibit West Fraser’s ability to acquire, hold, or exercise full rights of ownership over, any Norbord Shares, including the right to vote the Norbord Shares, or (ii) seeking to (A) prohibit the Arrangement; (B) prohibit the ownership or operation by West Fraser of any portion of the business, properties, assets or product lines of Norbord and its subsidiaries; (C) compel West Fraser to dispose of or hold separate any portion of the business, properties, assets or product lines of West Fraser and its subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis); or (D) limiting West Fraser’s freedom of action with respect to West Fraser and its subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis);

•

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control Persons or pursuant to Section 2.6 of National Instrument 45-102 — Resale of Securities); and

•

the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions under the U.S. Securities Act unless subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of West Fraser following the Effective Date.

Additional Conditions in Favour of Norbord

The Arrangement Agreement provides that the obligations of Norbord to complete the Arrangement are subject to the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Norbord and may be waived by Norbord in whole or in part at any time):

•

all covenants of West Fraser under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by Norbord shall have been duly performed by West Fraser in all material respects, and Norbord shall have received a certificate of West Fraser, addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

•

(i) each West Fraser Fundamental Representation (as defined in the Arrangement Agreement) shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) all other representations and warranties of West Fraser shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to West Fraser; and (iii) Norbord shall have received a certificate of West Fraser addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer of West Fraser (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

•

since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to West Fraser and West Fraser will have delivered to Norbord a certificate of West Fraser addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer of West Fraser (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

•

the NYSE shall have approved the listing thereon of the West Fraser Shares, including the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement and the West Fraser Shares issuable upon the exercise of the Replacement Options (subject only to official notice of issuance);

•

to the extent that West Fraser has declared an Excess Dividend, such Excess Dividend will have been paid prior to the Effective Date and each condition to the payment of such Excess Dividend set forth in Section 5.2(j) of the Arrangement Agreement will have been materially complied with; and

•

West Fraser shall have deposited, or caused to be deposited, with the Depositary sufficient West Fraser Shares to satisfy the obligations under Section 2.12 of the Arrangement Agreement and the Depositary will have confirmed to Norbord receipt from or on behalf of West Fraser of such West Fraser Shares.

Additional Conditions in Favour of West Fraser

The Arrangement Agreement provides that the obligations of West Fraser to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of West Fraser and may be waived by West Fraser in whole or in part at any time):

•

all covenants of Norbord under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by West Fraser shall have been duly performed by Norbord in all material respects, and West Fraser shall have received a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

•

(i) each Norbord Fundamental Representation (as defined in the Arrangement Agreement) shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Norbord shall be true and correct as of the Effective Time in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except (x) where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to Norbord and (y) that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Norbord under the Arrangement Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a contract); and (iii) West Fraser shall have received a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

•

since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to Norbord and Norbord will have delivered to West Fraser a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

•

to the extent that Norbord has declared an Excess Dividend, such Excess Dividend will have been paid prior to the Effective Date and each condition to the payment of such Excess Dividend set forth in Section 5.1(k) of the Arrangement Agreement will have been materially complied with; and

•	Norbord Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 5% of the Norbord Shares.

Covenants

Conduct of the Business of the Parties

Pursuant to the Arrangement Agreement, each of the Parties covenanted, among other things, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, to conduct its business in the ordinary course of business consistent in all material respects with past practice, including as such Party may have varied its operations on a temporary basis in response to the COVID-19 pandemic, and to use commercially reasonable efforts to maintain and preserve the business organization, assets, goodwill and business relationships it currently maintains and keep available the services of its respective officers and employees as a group.

Each Party has also agreed to use its commercially reasonable efforts to consult with the other Party in good faith prior to undertaking any measures (a) to comply with any quarantine, “stay at home”, social distancing, travel restrictions or any other similar directions issued by any Governmental Entity or pursuant to any Law in response to the COVID-19 pandemic, or (b) that are reasonably necessary to ensure the health and safety of the employees, suppliers and contractors of such Party and its subsidiaries in response to the COVID-19 pandemic, and to provide notice to the other Party upon undertaking any such measures.

The Arrangement

The Arrangement Agreement provides that, subject to the terms therein, the Parties shall, and shall cause their respective subsidiaries to, use commercially reasonable efforts to perform all obligations required to be performed by the Party or its subsidiaries under the Arrangement Agreement during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms.

Dividends

The Arrangement Agreement provides that if any dividend or other distribution (whether in cash, shares or property, or any combination thereof) is declared, set aside or paid by Norbord in excess of C$0.60 per quarter or by West Fraser in excess of C$0.30 per quarter (each an “Excess Dividend”) during the interim period, it will be a condition to the declaration and payment of any such Excess Dividend that:

(a)	the Excess Dividend will be declared no earlier than five Business Days prior to the Effective Time, and will be paid in full prior to the Effective Time;

(b)	there will only be one Excess Dividend declared and/or paid by each Party prior to the Effective Time;

(c)

the adjustment provisions of Section 2.17 of the Arrangement Agreement shall apply, resulting in a dollar for dollar adjustment to the Exchange Ratio (decreasing the Exchange Ratio in the case of a Norbord Excess Dividend and increasing the Exchange Ratio in the case of a West Fraser Excess Dividend);

(d)	the conditions in Sections 5.1(k)(iii) and (iv) of the Arrangement Agreement will be complied with;

(e)	the Party will have sufficient cash available for distribution to pay such Excess Dividend and, specifically:

a.

the Party will not fund the cash for payment of any Excess Dividend through any borrowing, advance, loan or other liability under its credit facilities or any other debt or debt like arrangements (including the accounts receivable securitization program);

b.

payment of any Excess Dividend will not result in the Party having any Financial Indebtedness in excess of that recorded on its October 3, 2020 balance sheet, in the case of Norbord, or September 30, 2020 balance sheet, in the case of West Fraser;

c.

the Party will not defer or delay any ongoing capital plans, including the plans set out in its capital plan referenced in the Arrangement Agreement, or the payment of expenses thereunder or the payment of any accounts payable which will be paid when due in the ordinary course in a manner consistent with past practice;

d.

the Party will ensure that the payment of the Excess Dividend would not result in the Party having cash on hand at the Effective Time of less than C$50 million, plus the amount of cash required to pay after the Effective Time all amounts that would be payable by the Party and its subsidiaries in respect of Taxes for the 2020 tax year to the extent that the Party has not fully paid such Taxes through installment payments, which cash will not be funded through any borrowing, advance, loan or other liability under its credit facilities or any other debt or debt like arrangements (the “Tax Installment Deficiency”); and

e.	payment of the Excess Dividend would not be prohibited under the CBCA, in the case of Norbord, or the BCBCA, in the case of West Fraser; and

(f)

in the event that a Party proposes to proceed with the declaration of an Excess Dividend, it will provide written notice of such proposal to the other Party no less than five Business Days prior to the date of declaration of the proposed Excess Dividend (an “Excess Dividend Notice”). Each Excess Dividend Notice will include: (i) the amount of any proposed Excess Dividend and the proposed adjustment to the Exchange Ratio under Section 2.17 of the Arrangement Agreement, along with a certificate of an officer certifying compliance with the covenants on interim dividends; (ii) the cash and Financial Indebtedness position of the Party and the estimated Tax Installment Deficiency as of a date within ten Business Days of the date of the Excess Dividend Notice; and (iii) the Party’s estimate of the Effective Time. The Party will review the proposed adjustment and provide within three Business Days, as calculated from the date of its receipt of the Excess Dividend Notice, a notice either (A) confirming its agreement with the proposed adjustment, (B) providing notice that it disagrees with the proposed adjustment and the reasons it is not in accordance with the Arrangement Agreement or that it disagrees that the conditions to the payment of the Excess Dividend have been satisfied and the reasons for such disagreement, or (C) providing its notice that it disagrees with the Party’s estimate of the Effective Time.

Approvals and Consents

Pursuant to the Arrangement Agreement, each of the Parties covenants and agrees that, except as expressly contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations as set forth in Article 6 of the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to promptly:

(i)	obtain all necessary waivers, consents, and approvals required to be obtained by it from parties to the material contracts to which it is a Party;

(ii)	co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations under the Arrangement Agreement; and

(iii)

obtain all necessary and material Regulatory Approvals as are required to be obtained by such Party and its subsidiaries under applicable Laws, including promptly taking any and all steps necessary to obtain the Key Regulatory Approvals; and

(b)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement. Without limiting the generality of the foregoing, it will not take any action or enter into any transaction, or any agreement to effect any transaction, that might reasonably be expected to make it more difficult or to increase the time required to obtain or increase the risk of not obtaining the Key Regulatory Approvals or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement.

Regulatory Approvals

The Arrangement Agreement provides that:

(a)	Each Party shall, as promptly as practicable after the execution of the Arrangement Agreement and other than as expressly contemplated by the Arrangement Agreement:

(i)	make, or cause to be made, all filings and submissions applicable to it under all Laws applicable to complete the Transaction in accordance with the terms of the Arrangement Agreement,

(ii)

use its commercially reasonable efforts to obtain, or cause to be obtained, all Regulatory Approvals, including the Key Regulatory Approvals, as necessary or advisable to be obtained in order to complete the Transaction, and

(iii)	use its commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under the Arrangement Agreement.

(b)	With respect to the Key Regulatory Approvals:

(i)

each of the Parties shall, as promptly as practicable after the date of the Arrangement Agreement, make, or cause to be made, all filings and submissions, and submit all documentation and information that is required to obtain the Key Regulatory Approvals;

(ii)

each Party will use its commercially reasonable efforts to satisfy all requests for additional information and documentation received under or pursuant to those filings, submissions and the applicable legislation and any Orders or requests made by any Governmental Entity under such legislation;

(iii)

the Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Key Regulatory Approvals and any other Orders, registrations, consents, filings, rulings, exemptions and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge their respective obligations or otherwise advisable under applicable Laws in connection with the Arrangement Agreement or the Plan of Arrangement;

(iv)

each Party will promptly notify the other Party of any substantive communications from or with any Governmental Entity with respect to the transactions contemplated by the Arrangement Agreement and will use its commercially reasonable efforts to ensure to the extent permitted by Law that the other Party, or their external counsel where appropriate, is involved in any substantive communications and invited to attend meetings with, or other appearances before, any Governmental Entity with respect to the transactions contemplated by the Arrangement Agreement; and

(v)

no Party shall extend or consent to any extension of the waiting period under the Competition Act or enter into any agreement with the Commissioner to not consummate the Arrangement, except with the written consent of the other Party, acting reasonably.

(c)

No Party shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(d)

Notwithstanding anything in the Arrangement Agreement to the contrary and in connection with obtaining the Key Regulatory Approvals, in no event will either Party be obligated to take or to commit to take any remedial action that, in the reasonable judgement of either Party, could be expected to materially limit the right of West Fraser to own, retain, control, operate, or exploit any production or manufacturing facility or any asset material to the operation of such facility of the Parties or any of their respective subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis).

Financing Assistance

The Arrangement Agreement contains customary covenants of Norbord to cooperate as reasonably requested by West Fraser in connection with any financing entered into in connection with the Arrangement.

Pre-Acquisition Reorganization

In the Arrangement Agreement, Norbord agreed that, upon the request of West Fraser, it would use commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as West Fraser may request prior to the Effective Date, acting reasonably (each a “Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly, and (ii) cooperate with West Fraser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; provided that the completion of a Pre-Acquisition Reorganization shall not be a condition to the consummation of the Arrangement and subject to customary limitations.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each Party has agreed to the following non-solicitation covenants:

(a)

Except as expressly provided in Article 7 of the Arrangement Agreement, neither Party shall, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of such Party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, if such Party is in compliance with its obligations under Article 7, such Party shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of the Arrangement Agreement; and (C) advise any Person making an Acquisition Proposal that the Norbord Board or the West Fraser Board, as applicable, has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	take any action or fail to take any action that, in either case, constitutes a Norbord Change in Recommendation or a West Fraser Change in Recommendation, as applicable;

(iv)

make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Norbord Board or the West Fraser Board, as applicable, of the transactions contemplated by the Arrangement Agreement; or

(v)

accept or enter into or publicly propose to accept or enter into (other than a confidentiality agreement permitted pursuant to Section 7.3 of the Arrangement Agreement) any letter of intent, agreement in principle, agreement, arrangement or understanding in respect of any Acquisition Proposal.

(b)

Each Party shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the other Party) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(i)

promptly discontinue access to and disclosure of all confidential information, including any data room and access to properties, facilities, books and records of such Party or of any of its subsidiaries; and

(ii)

use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require (i) the return or destruction of all copies of any non-public confidential information regarding such Party or any of its subsidiaries provided to any Person (other than the other Party) since January 1, 2020 in respect of a possible Acquisition Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)

Each Party represents and warrants as of the date of the Arrangement Agreement that neither such Party nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, non-solicitation, business purpose, use or similar agreement or restriction to which such Party or any of its subsidiaries is a party. Each Party covenants and agrees that (i) except in respect of an unsolicited Acquisition Proposal made on a non-public basis to such Party as contemplated by Sections 7.3 or 7.4 of the Arrangement Agreement, in the case of Norbord, or Sections 7.7 or 7.8 of the Arrangement Agreement, in the case of West Fraser, such Party shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party, and (ii) neither it, nor any of its subsidiaries have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting such Party, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party; provided, however, that the other Party acknowledges and agrees that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of Section 7.1(c)(ii) of the Arrangement Agreement.

Notification of Acquisition Proposals

If either Party or any of its subsidiaries or, to the knowledge of such Party, or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal with respect to such Party after the date of the Arrangement Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal inquiry, proposal, offer or request and will provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Persons. Such Party shall keep the other Party promptly and fully informed of the status of material or substantive developments and (to the extent such Party is permitted by Section 7.3 or Section 7.7 of the Arrangement Agreement, as applicable, to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, including any material changes, modifications or other amendments to such Acquisition Proposal or request, and shall promptly provide to the other Party copies of all material or substantive documents and correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms communicated), received in respect of, from or on behalf of any Person in connection with such Acquisition Proposal.

Responding to Acquisition Proposals and Superior Proposals

Notwithstanding Section 7.1 or Section 7.5 of the Arrangement Agreement, as applicable, if at any time prior to obtaining the Norbord Shareholder Approval or the West Fraser Shareholder Approval, as applicable, Norbord or West Fraser receives a bona fide written Acquisition Proposal (that was not solicited after the date of the Arrangement Agreement in contravention of Section 7.1(a) or Section 7.5(a) of the Arrangement Agreement, as

applicable), such Party or its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(i)

the Norbord Board or the West Fraser Board, as applicable, first determines in good faith, after consultation with its non-related financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(ii)

such Person submitting the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with such Party or any of its subsidiaries;

(iii)	such Party has been, and continues to be, in compliance with its obligations under Article 7 of the Arrangement Agreement;

(iv)

prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality agreement with such Person substantially in the same form as the Confidentiality Agreement and on terms no less favourable, in the aggregate, to such Party and that is no less onerous or more beneficial to such Person and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to the other Party; and

(v)	such Party promptly provides the other Party with:

(a)

written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such access and disclosure and that the Norbord Board or the West Fraser Board, as applicable, has determined that the failure to take such action would be inconsistent with its fiduciary duties; and

(b)	a copy of the confidentiality agreement referred to in (iv) above.

Notwithstanding anything else in the Arrangement Agreement:

(i)

the Norbord Board or the West Fraser Board, as applicable, has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Norbord Shares or the West Fraser Shares, as applicable, that it determines is not a Superior Proposal, provided that the other Party and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the Norbord Board or the West Fraser Board, as applicable, shall give reasonable consideration to such comments; and

(ii)

prior to the Norbord Meeting or the West Fraser Meeting, as applicable, Norbord and the Norbord Board shall not be prohibited from making a Norbord Change in Recommendation, and West Fraser and the West Fraser Board shall not be prohibited from making a West Fraser Change in Recommendation, as applicable, if:

(a)	a Material Adverse Effect with respect to the other Party has occurred and is continuing; and

(b)

the Norbord Board or the West Fraser Board, as applicable, has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

Superior Proposal Determination and Right to Match

Under the Arrangement Agreement, each Party has agreed to the following terms in respect of Superior Proposal determinations and the right to match Superior Proposals:

(a)

If a Party receives an Acquisition Proposal that the Norbord Board or the West Fraser Board, as applicable, has determined constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Norbord Shareholders or the West Fraser Resolution by the West Fraser Shareholders, as applicable, such Party may, subject to compliance with Article 8 of the Arrangement Agreement, make a Norbord Change in Recommendation or a West Fraser Change in Recommendation, as applicable, and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with such Party or any of its subsidiaries;

(ii)	such Party has been, and continues to be, in compliance with its obligations under Article 7 of the Arrangement Agreement in all material respects;

(iii)

such Party has delivered to the other Party a written notice of the determination of the Norbord Board or the West Fraser Board, as applicable, that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Norbord Board or the West Fraser Board, as applicable, to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”), which Superior Proposal Notice will set forth the determinations of the Norbord Board or the West Fraser Board, as applicable, regarding the value and financial terms that the Norbord Board or the West Fraser Board, as applicable, in consultation with such Party’s outside legal counsel and non-related financial advisor, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(iv)

such Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal, together with all documentation and supporting materials related to and detailing the Superior Proposal, including any financing documents received by such Party in connection with the Superior Proposal;

(v)	at least five Business Days (the “Matching Period”) have elapsed from the date on which the other Party received a copy of the documentation referred to above;

(vi)

during any Matching Period, the other Party has had the opportunity (but not the obligation), in accordance with Section 7.4(b) or Section 7.8(b) of the Arrangement Agreement, as applicable, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)

after the Matching Period, the Norbord Board or the West Fraser Board, as applicable, has determined in good faith, after consultation with its outside legal counsel and non-related financial advisor, that:

(a)

such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 7.4(b) or Section 7.8(b) of the Arrangement Agreement, as applicable); and

(b)

the failure of the Norbord Board or the West Fraser Board, as applicable, to recommend that such Party enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)

prior to or concurrently with entering into such definitive agreement such Party terminates the Arrangement Agreement pursuant to Section 8.2(c)(iv) or Section 8.2(d)(iv) of the Arrangement Agreement, as applicable, and pays the Termination Fee to the other Party pursuant to Section 8.3(a)(ii) or Section 8.3(b)(ii) of the Arrangement Agreement, as applicable.

(b)	During the Matching Period, or such longer period as the Party may approve in writing for such purpose:

(i)	the other Party will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement, including an increase in, or modification of, the Consideration;

(ii)

the Norbord Board or the West Fraser Board, as applicable, shall review any offer made by the other Party under Section 7.4(b) or Section 7.8(b) of the Arrangement Agreement, as applicable, to amend the terms of the Arrangement Agreement and the Arrangement in good faith and in a manner consistent with the fiduciary duties of the Norbord Board or the West Fraser Board, as applicable, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(iii)

such Party shall negotiate with the other Party in good faith and in a manner consistent with the fiduciary duties of the Norbord Board or the West Fraser Board, as applicable, to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms.

(c)

If the Norbord Board or the West Fraser Board, as applicable, determines that such Acquisition Proposal would cease to be a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, the Party shall promptly so advise the other Party and the Parties shall amend the Arrangement Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing, including promptly re-affirming the Norbord Board Recommendation or the West Fraser Board Recommendation, as applicable, to the Norbord Shareholders or the West Fraser Shareholders, as applicable.

(d)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Norbord Shareholders or the West Fraser Shareholders, as applicable, or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 7.4 or Section 7.8 of the Arrangement Agreement, as applicable, and the other Party shall be afforded a new three Business Day Matching Period from the later of (i) the date on which the other Party received the Superior Proposal Notice with respect to the new Superior Proposal from such Party, and (ii) the date on which the other Party received a copy of the documentation referred to in Section 7.4(a)(iii) or Section 7.8(a)(iii) of the Arrangement Agreement, as applicable, with respect to such new Superior Proposal.

(e)

The Norbord Board or the West Fraser Board, as applicable, shall promptly reaffirm the Norbord Board Recommendation or the West Fraser Board Recommendation, as applicable, by press release after: (i) the Norbord Board or the West Fraser Board, as applicable, determines any Acquisition Proposal that has been publicly announced or publicly disclosed is not a Superior Proposal; or (ii) the Norbord Board or the West Fraser Board, as applicable, determines that a proposed amendment to the terms of the Arrangement Agreement would result in any Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and the other Party has so amended the terms of the Arrangement Agreement. The other Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such Party shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

(f)

If a Party provides a Superior Proposal Notice to the other Party on a date that is less than seven Business Days before the Norbord Meeting or the West Fraser Meeting, as applicable, such Party shall be entitled to, and shall upon request from the other Party, postpone its special meeting in accordance with the terms of the Arrangement Agreement to a date specified by the other Party that is not more than seven Business Days after the scheduled date of such meeting. If a Matching Period would not terminate before the date fixed for the Norbord Meeting or the West Fraser Meeting, as applicable, the Party shall adjourn or postpone its special meeting to a date that is at least five Business Days after the expiration of the applicable Matching Period. Notwithstanding the foregoing, in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

(g)

For greater certainty, notwithstanding any Norbord Change in Recommendation or West Fraser Change in Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Norbord shall cause the Norbord Meeting to occur and the Arrangement Resolution to be put to the Norbord Shareholders thereat and West Fraser shall cause the West Fraser Meeting to occur and the West Fraser Resolution to be put to the West Fraser Shareholders thereat, in each case for consideration in accordance with the Arrangement Agreement, and neither Party shall, except as required by applicable Law, submit to a vote of the Norbord Shareholders or the West Fraser Shareholders, as applicable, any Acquisition Proposal other than the Arrangement Resolution or the West Fraser Resolution, as applicable, prior to the termination of the Arrangement Agreement.

Holdco Alternative

Pursuant to the Arrangement Agreement, the Parties have agreed to make the Holdco Alternative available to Norbord Shareholders. See “The Arrangement — Holdco Alternative”.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of Norbord and West Fraser;

(b)	by either Norbord or West Fraser, if:

(i)

the Effective Date shall not have occurred on or before the Outside Date, except that this right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Norbord or West Fraser from consummating the Arrangement and such applicable Law or Order shall have become final and non-appealable;

(iii)

the Norbord Meeting shall have been held and completed and the Norbord Shareholder Approval shall not have been obtained, provided that this right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure to obtain the Norbord Shareholder Approval; or

(iv)

the West Fraser Meeting shall have been held and completed and the West Fraser Shareholder Approval shall not have been obtained, provided that this right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure to obtain the West Fraser Shareholder Approval;

(c)	by West Fraser, if:

(i)

the Norbord Board takes any action or fails to take any action that, in either case, results in a Norbord Change in Recommendation, other than in circumstances where the Norbord Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to West Fraser and Norbord has complied with Section 7.3(b)(ii)(B) of the Arrangement Agreement;

(ii)

Norbord enters into (other than a confidentiality agreement pursuant to Section 7.3 of the Arrangement Agreement) any letter of intent, agreement in principal, agreement, arrangement or understanding in respect of an Acquisition Proposal, other than in circumstances where Norbord has terminated the Arrangement Agreement in accordance with Section 8.2(d)(iv) of the Arrangement Agreement and paid the Termination Fee in accordance with Section 8.3(a)(ii) of the Arrangement Agreement;

(iii)	Norbord breaches its obligations under Section 7.1, Section 7.2, Section 7.3 or Section 7.4 of the Arrangement Agreement in any material respect;

(iv)

prior to obtaining the West Fraser Shareholder Approval, subject to West Fraser having complied with Section 7.7 and Section 7.8 of the Arrangement Agreement, the West Fraser Board authorizes West Fraser to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.7 of the Arrangement Agreement) with respect to a Superior Proposal in accordance with Section 7.8 of the Arrangement Agreement; provided that concurrently with such termination, West Fraser pays the Termination Fee payable pursuant to Section 8.3 of the Arrangement Agreement to Norbord;

(v)

Norbord breaches any representation or warranty of Norbord set forth in the Arrangement Agreement which breach would cause the condition in Section 6.2(b) of the Arrangement Agreement not to be satisfied or Norbord fails to perform any material covenant or material obligation made in the Arrangement Agreement, which failure would cause the conditions in Section 6.2(a) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and provided that West Fraser is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement not to be satisfied; or

(vi)	a Material Adverse Effect has occurred with respect to Norbord and is continuing, provided that the West Fraser Board has complied with Section 7.7(b)(ii)(B) of the Arrangement Agreement.

(d)	by Norbord, if:

(i)

the West Fraser Board takes any action or fails to take any action that, in either case, results in a West Fraser Change in Recommendation, other than in circumstances where the West Fraser Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Norbord and West Fraser has complied with Section 7.7(b)(ii)(B) of the Arrangement Agreement;

(ii)

West Fraser enters into (other than a confidentiality agreement pursuant to Section 7.7 of the Arrangement Agreement) any letter of intent, agreement in principal, agreement, arrangement or understanding in respect of an Acquisition Proposal, other than in circumstances where West Fraser has terminated the Arrangement Agreement in accordance with Section 8.2(c)(iv) of the Arrangement Agreement and paid the Termination Fee in accordance with Section 8.3(b)(ii) of the Arrangement Agreement;

(iii)	West Fraser breaches its obligations under Section 7.5, Section 7.6, Section 7.7 or Section 7.8 of the Arrangement Agreement in any material respect;

(iv)

prior to obtaining the Norbord Shareholder Approval, subject to Norbord having complied with Sections 7.3 and 7.4 of the Arrangement Agreement, the Norbord Board authorizes Norbord to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.3 of the Arrangement Agreement) with respect to a Superior Proposal in accordance with Section 7.4 of the Arrangement Agreement; provided that concurrently with such termination, Norbord pays the Termination Fee payable pursuant to Section 8.3(a)(ii) of the Arrangement Agreement to West Fraser;

(v)

West Fraser breaches any representation or warranty of West Fraser set forth in the Arrangement Agreement which breach would cause the condition in Section 6.3(b) of the Arrangement Agreement not to be satisfied or West Fraser fails to perform any material covenant or material obligation made in the Arrangement Agreement, which failure would cause the condition in Section 6.3(a) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and provided that Norbord is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied; or

(vi)	a Material Adverse Effect has occurred with respect to West Fraser and is continuing, provided that the Norbord Board has complied with Section 7.3(b)(ii)(B) of the Arrangement Agreement.

Termination Fee

The Arrangement Agreement provides for a reciprocal termination fee of C$110 million that may be payable by either Norbord or West Fraser in the following circumstances:

(a)

Norbord shall pay to West Fraser and West Fraser shall be entitled to the Termination Fee upon the occurrence of any of the following events, which shall be paid by Norbord within the time specified in respect of each such event:

(i)

the Arrangement Agreement is terminated by West Fraser pursuant to Section 8.2(c)(i) (Norbord Change in Recommendation), Section 8.2(c)(ii) (Norbord Agreement with respect to Acquisition Proposal) or Section 8.2(c)(iii) (Norbord Breach of Deal Protection Covenants) of the Arrangement Agreement, in which case the Termination Fee shall be paid on the second Business Day following such termination;

(ii)

the Arrangement Agreement is terminated by Norbord pursuant to Section 8.2(d)(iv) (Norbord to enter into a Superior Proposal) of the Arrangement Agreement, in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)	the Arrangement Agreement is terminated:

i.	by either Party pursuant to Section 8.2(b)(i) (Effective Time Not Occurring Prior to Outside Date) of the Arrangement Agreement;

ii.	by either Party pursuant to Section 8.2(b)(iii) (No Norbord Shareholder Approval) of the Arrangement Agreement; or

iii.	by West Fraser pursuant to Section 8.2(c)(v) (Norbord Breaches of Representations, Warranties or Covenants) of the Arrangement Agreement

but only if, in the case of Section 8.3(a)(iii) of the Arrangement Agreement, prior to the termination of the Arrangement Agreement, an Acquisition Proposal shall have been made to Norbord, or an Acquisition Proposal with respect to Norbord is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Norbord (other than by West Fraser), and if within twelve months following the date of such termination (i) Norbord or one of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal, whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this paragraph; and (ii) such Acquisition Proposal is consummated at any time thereafter (whether or not within twelve months following the date of termination of the Arrangement Agreement), in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

(b)

West Fraser shall pay to Norbord and Norbord shall be entitled to the Termination Fee upon the occurrence of any of the following events, which shall be paid by West Fraser within the time specified in respect of each such event:

(i)

the Arrangement Agreement is terminated by Norbord pursuant to Section 8.2(d)(i) (West Fraser Change in Recommendation), Section 8.2(d)(ii) (West Fraser Agreement with respect to Acquisition Proposal) or Section 8.2(d)(iii) (West Fraser Breach of Deal Protection Covenants) of the Arrangement Agreement, in which case the Termination Fee shall be paid on the second Business Day following such termination;

(ii)

the Arrangement Agreement is terminated by West Fraser pursuant to Section 8.2(c)(iv) (West Fraser to enter into a Superior Proposal) of the Arrangement Agreement, in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)	the Arrangement Agreement is terminated:

i.	by either Party pursuant to Section 8.2(b)(i) (Effective Time Not Occurring Prior to Outside Date) of the Arrangement Agreement;

ii.	by either Party pursuant to Section 8.2(b)(iv) (No West Fraser Shareholder Approval) of the Arrangement Agreement; or

iii.	by Norbord pursuant to Section 8.2(d)(v) (West Fraser Breaches of Representations, Warranties or Covenants) of the Arrangement Agreement

but only if, in the case of Section 8.3(b)(iii) of the Arrangement Agreement, prior to the termination of the Arrangement Agreement, an Acquisition Proposal shall have been made to West Fraser, or an Acquisition Proposal with respect to West Fraser is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to West Fraser (other than by Norbord), and if within twelve months following the date of such termination (i) West Fraser or one of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal, whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this paragraph; and (ii) such Acquisition Proposal is consummated at any time thereafter (whether or not within twelve months following the date of termination of the Arrangement Agreement), in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

For purposes of Section 8.3 of the Arrangement Agreement, the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement, except that the references to “20%” therein shall be deemed to be references to “50%”.

In the Arrangement Agreement, the Parties acknowledge and agree that any payment by a Party of a Termination Fee to the other Party is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the other Party will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the Transaction in the circumstances in which the Termination Fee is payable, that such payment is not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing.

Effective Date and Effective Time

The Effective Date will be the date upon which West Fraser and Norbord agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to Closing set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist). The Arrangement will be deemed to have been completed at 3:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by West Fraser and Norbord in writing.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Norbord Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Governing Law

The Arrangement Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Pursuant to the Arrangement Agreement, the Parties irrevocably attorned and submitted to the exclusive jurisdiction of the courts of British Columbia with respect to any dispute related to the Arrangement Agreement.

REGULATORY MATTERS

Canadian Securities Law Matters

Status under Canadian Securities Laws and MI 61-101

Norbord is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada and, accordingly, is subject to the Securities Laws of such provinces and territories, including MI 61-101. MI 61-101 governs transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

Business Combination

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. As described in this Norbord Circular, all Norbord Shares will be exchanged for West Fraser Shares under the terms of the Plan of Arrangement. Since the interest of a holder of a Norbord Share (being an “equity security” of Norbord within the meaning of MI 61-101) may be terminated without the holder’s consent, the Arrangement would be considered a “business combination” in respect of Norbord pursuant to MI 61-101 if a related party of Norbord were entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement.

As disclosed in this Norbord Circular, if certain current employees of Norbord are terminated in connection with the Arrangement, they will receive compensation in the form of severance payments and payments in respect of the accelerated vesting of the Norbord Options and Norbord RSUs upon Closing. See “The Arrangement — Interests of Certain Parties in the Arrangement — Ownership of Incentive Securities” and “Information Relating to Norbord — Information Respecting Directors and Officers”.

Norbord has determined that none of these payments or other benefits is a “collateral benefit” for the purposes of MI 61-101 since: (i) the benefit is received solely in connection with the related party’s services as an employee or director of Norbord or of any of its affiliated entities; (ii) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Norbord Shares; (iii) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iv) full particulars of the benefit have been disclosed in this Norbord Circular; and (v) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Norbord Shares at the date on which the proposed Arrangement was agreed to.

Accordingly, the Arrangement is not considered to be a “business combination” in respect of Norbord, and as a result, no “minority approval” is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation is required for the Arrangement under MI 61-101.

Qualification and Resale of West Fraser Shares

The issue of West Fraser Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws. West Fraser Shares may be resold in each province and territory of Canada, provided: (i) that West Fraser is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an insider or officer of West Fraser (as such terms are defined by Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that West Fraser is in default of Canadian Securities Laws. Each Norbord Shareholder is urged to consult its professional advisors with respect to restrictions applicable to trades in West Fraser Shares under Canadian Securities Laws.

Reporting Issuer Status

It is expected that promptly following Closing, West Fraser will cause Norbord to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories of Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that Norbord is not required to prepare and file continuous disclosure documents. For so long as the Norbord Bonds remain outstanding under the existing terms of the Norbord Bond Indentures, there may be limitations on Norbord’s ability to cease to have public reporting obligations in Canada.

U.S. Securities Law Matters

Status Under U.S. Federal Securities Laws

Each of Norbord and West Fraser is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Upon consummation of the Arrangement, West Fraser will become subject to the reporting requirements of the U.S. Exchange Act and will file annual and current reports with the SEC. Such documents may be obtained on EDGAR at www.sec.gov/edgar.shtml.

It is anticipated that West Fraser will cause Norbord to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of the Norbord Shares under section 12 of the U.S. Exchange Act.

Overview of Certain U.S. Federal Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Norbord Shareholders and Qualifying Holdco Shareholders in the United States that are issued West Fraser Shares upon Closing (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisor to ensure that any subsequent resale of West Fraser Shares issued to them under the Arrangement complies with applicable Securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Norbord Shareholders in the United States”. The following discussion does not address the Canadian Securities Laws that will apply to the issue of West Fraser Shares or the resale of these securities by U.S. Shareholders within Canada. U.S. Shareholders reselling their West Fraser Shares in Canada must comply with Canadian Securities Laws.

Exemption from Registration Requirements of the U.S. Securities Act

The West Fraser Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the West Fraser Shares to be issued in connection with the Arrangement.

Resale of West Fraser Shares within the United States after Closing

Persons who are not “affiliates” of West Fraser after Closing and who have not been affiliates of West Fraser within 90 days of such date may resell in the United States the West Fraser Shares that they receive in connection with the Arrangement, without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

West Fraser Shares received by a holder who will be an “affiliate” of West Fraser after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Persons who are affiliates of West Fraser after the Arrangement may not sell the West Fraser Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions contained in Rule 144 under the U.S. Securities Act for resales within or outside the United States or Rule 903 or 904 of Regulation S under the U.S. Securities Act for resales outside of the United States.

Stock Exchange Approvals

TSX Approval

The West Fraser Shares are listed on the TSX and trade under the symbol “WFT”. West Fraser has applied to the TSX to list the West Fraser Shares to be issued as consideration pursuant to the Arrangement and the West Fraser Shares issuable upon the exercise of the Replacement Options. It is a condition of Closing that West Fraser will have obtained conditional approval for this listing, subject only to the satisfaction of the customary listing conditions of the TSX.

NYSE Approval

The West Fraser Shares are not currently listed on the NYSE. West Fraser has applied to the NYSE to list the West Fraser Shares, including the West Fraser Shares to be issued as consideration pursuant to the Arrangement and the West Fraser Shares issuable upon the exercise of the Replacement Options. It is a condition of Closing that West Fraser will have obtained approval for this listing on or prior to the Effective Date.

Delisting of Norbord Shares

Norbord Shares are currently listed for trading on the TSX and the NYSE under the symbol “OSB”. After the Arrangement, Norbord will no longer have outstanding any equity securities publicly traded in Canada or the United States. West Fraser intends to apply to the TSX and the NYSE to de-list the Norbord Shares from trading on or following the Effective Date.

Competition Law Matters

The completion of the Arrangement is conditional on the Competition Act Approval, the HSR Act Approval and the German Competition Approval.

Competition Act Approval

Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner with pre-closing notification filings (“Notifications”) in respect of their Notifiable Transaction. Subject to certain exemptions discussed below, a Notifiable Transaction cannot be completed until the applicable waiting period under section 123 of the Competition Act has expired or been terminated by the Commissioner.

The statutory waiting period is 30 calendar days after the day on which the parties to a Notifiable Transaction each submit their respective Notifications. The parties are entitled to complete the transaction at the end of the 30-day period, unless the Commissioner requests additional information from the parties that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after the parties’ certification of substantial compliance with the Supplementary Information Request and cannot complete the transaction after that 30-day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.

A Notifiable Transaction may be completed before the end of the applicable waiting period in two circumstances: (i) the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No Action Letter”); or (ii) the Commissioner issues an advance ruling certificate (an “ARC”) under subsection 102(1) of the Competition Act. In the case of a No Action Letter, the Commissioner retains the right to challenge the transaction before the Competition Tribunal at any time within one year after the transaction is completed.

The Arrangement constitutes a Notifiable Transaction under the Competition Act. Under the terms of the Arrangement Agreement, completion of the Arrangement is conditional on either: receipt of an ARC; or expiry or termination of the 30-day waiting period and receipt of a No Action Letter.

On November 26, 2020, the Parties filed with the Commissioner a request for an ARC or, in the alternative, a No Action Letter and each of Norbord and West Fraser filed their respective Notifications.

HSR Act Approval

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a Notification and Report Form (a “HSR Form”) pursuant to the HSR Act with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”, and together with the DOJ, the “Agencies”) and applicable waiting period requirements have been satisfied. The Arrangement exceeds the prescribed thresholds and therefore is subject to the applicable waiting period requirements of the HSR Act.

The waiting period under the HSR Act is 30 calendar days after the Parties to the Arrangement each submit their respective HSR Forms, unless earlier terminated by the Agencies or unless the Agencies issue a request for additional information and documentary material (a “Second Request”) prior to that time. If the Agencies were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following the Parties’ certification of substantial compliance with the Second Request. The Parties are entitled to complete the Arrangement following expiration, or early termination, of the waiting period, provided that the Agencies have not taken action that results in a court Order enjoining the Arrangement. The expiration or early termination of the waiting period does not bar the Agencies from subsequently challenging the Arrangement.

Expiration or early termination of any waiting period, and any extension thereof, applicable to the transactions contemplated by the Arrangement Agreement under the HSR Act is a condition to Closing of the Arrangement.

On November 25, 2020, the Parties filed their respective HSR Forms under the HSR Act.

German Competition Approval

Under German merger control law, transactions exceeding certain financial thresholds must be notified to the German Bundeskartellamt (“German Federal Cartel Office”) and closing is not permitted under German merger control law until the German Federal Cartel Office has granted clearance (the “German Competition Approval”).

The Arrangement exceeds the applicable financial thresholds and as such the receipt of the German Competition Approval is a condition to completion of the Arrangement. German merger control law provides for an initial one-month review period within which the authority must either clear the transaction or decide to open an in-depth investigation to further examine the transaction.

West Fraser submitted the requisite notification to the German Federal Cartel Office on December 3, 2020.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Norbord Shares who, for purposes of the Tax Act, and at all relevant times: (i) holds their Norbord Shares, and will hold any West Fraser Shares received pursuant to the Arrangement, as capital property, (ii) deals at arm’s length with each of Norbord and West Fraser, and (iii) is not affiliated with Norbord or West Fraser (a “Holder”). Generally, the Norbord Shares and West Fraser Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is, for purposes of certain rules (referred to as the “mark-to-market” rules) applicable to securities held by financial institutions, a “financial institution” as defined in the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, or (v) that has entered or enters into a “derivative forward agreement” or a “dividend rental arrangement”, as each such term is defined in the Tax Act, with respect to their Norbord Shares or any West Fraser Shares received pursuant to the Arrangement. Such Holders should consult their own tax advisors.

In addition, this summary does not apply to a person holding Norbord Options, Norbord RSUs, Norbord DSUs or other conversion or exchange rights to acquire Norbord Shares or to a Norbord Shareholder who received Norbord Shares upon the exercise of a stock option.

This summary does not address any tax consequences of participating in the Holdco Alternative described in the Arrangement. The Holdco Alternative may have favourable Canadian federal income tax consequences for certain Norbord Shareholders. Norbord Shareholders wishing to avail themselves of the Holdco Alternative should consult their own financial, tax and legal advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof and the current administrative policies and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account other federal tax considerations or any tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the Arrangement and/or the holding of West Fraser Shares. Accordingly, Norbord Shareholders should consult their own tax advisors having regard to their own circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Norbord Shares or West Fraser Shares, such as dividends, adjusted cost base and proceeds of disposition (including cash received in lieu of any fractional West Fraser Shares pursuant to the Arrangement)) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Norbord Shares or West Fraser Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Norbord Shares might not otherwise be considered to be capital property should consult their own tax advisors as to whether the election in subsection 39(4) of the Tax Act is available or advisable in their own particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada (or a corporation that does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada) and is, or becomes, controlled by a non-resident person or group of non-resident persons for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

The Arrangement

Exchange of Norbord Shares for West Fraser Shares

Pursuant to the Arrangement, a Resident Holder, other than a dissenting Resident Holder described in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Dissenting Resident Holders” below, will exchange such Resident Holder’s Norbord Shares for West Fraser Shares.

A Resident Holder will be deemed to have disposed of such Norbord Shares under a tax-deferred share-for-share exchange under subsection 85.1(1) of the Tax Act, unless: (i) such Resident Holder chooses to recognize a capital gain (or capital loss) in its income Tax Return for the year in which the exchange occurs, as described below, or (ii) immediately after the exchange, such Resident Holder, persons with whom the Resident Holder does not deal with at arm’s length for purposes of the Tax Act, or the Resident Holder together with all such persons, either controls West Fraser or beneficially owns shares of the capital stock of West Fraser having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of West Fraser.

More specifically, if section 85.1 of the Tax Act applies (and the Resident Holder does not choose to recognize a capital gain (or capital loss) in respect of the exchange, as described in the following paragraph), such Resident Holder generally will be deemed to have disposed of the Resident Holder’s Norbord Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and will be deemed to have acquired the West Fraser Shares received on the exchange at a cost equal to that same amount. This cost will be averaged with the adjusted cost base of all other West Fraser Shares held by the Resident Holder as capital property for purposes of determining the adjusted cost base of each West Fraser Share held by such Resident Holder. Pursuant to the Canada Revenue Agency’s current administrative practice, a Resident Holder who receives cash not exceeding C$200 in lieu of a fractional West Fraser Share will have the option of recognizing the capital gain (or capital loss) arising on the disposition of the fractional West Fraser Share or alternatively of reducing the adjusted cost base of the West Fraser Shares acquired by the amount of cash so received.

A Resident Holder may choose to recognize all of the capital gain (or capital loss) in respect of the exchange of Norbord Shares for West Fraser Shares under the Arrangement by including such capital gain (or capital loss) in its income Tax Return for the taxation year in which the exchange takes place. In such event, the Resident Holder will be considered to have disposed of the Norbord Shares for proceeds of disposition equal to the fair market value of the West Fraser Shares received on the exchange. Such Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Norbord Shares so exchanged immediately before the exchange. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”. Any Resident Holder that chooses to recognize a capital gain (or capital loss) will acquire the West Fraser Shares at a cost equal to the fair market value of such West Fraser Shares received on the exchange. The cost of such West Fraser Shares must be averaged with the adjusted cost base of all other West Fraser Shares held by such Resident Holder as capital property for the purposes of determining the adjusted cost base of each West Fraser Share to such Resident Holder.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Norbord Shares to Norbord in consideration for a cash payment from Norbord, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the “paid-up capital”, as defined in the Tax Act, of the Resident Holder’s Norbord Shares. Any dividend deemed to be received by such Resident Holder will be taxed in a manner similar to that described below under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Post-Arrangement — Dividends on West Fraser Shares”. In certain circumstances, the dividend deemed to have been received by a Resident Holder that is a corporation may be treated as proceeds of disposition.

In addition, such dissenting Resident Holder will be considered to have disposed of such Resident Holder’s Norbord Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as described above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such dissenting Resident Holder’s adjusted cost base of such Norbord Shares immediately before the disposition. The general tax consequences to such dissenting Resident Holder of realizing such a capital gain (or capital loss) are described below in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”.

Interest awarded by a court (if any) to such dissenting Resident Holder will be included in such Resident Holder’s income for the purposes of the Tax Act and any such Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may also be liable to pay an additional refundable tax as described below under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing the Resident Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of any dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Capital gains realized by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” as defined in the Tax Act, including dividends, interest and taxable capital gains.

Post-Arrangement

Dividends on West Fraser Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the West Fraser Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by West Fraser as an “eligible dividend” as defined in, and in accordance with the provisions of, the Tax Act. There may be restrictions under the Tax Act on West Fraser’s ability to designate any dividend as an eligible dividend.

Taxable dividends received by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income, subject to all limitations under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain corporations, including “private corporations” and “subject corporations”, as each such term is defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on West Fraser Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of West Fraser Shares

A disposition or deemed disposition of West Fraser Shares by a Resident Holder (other than a disposition to West Fraser in circumstances other than a purchase by West Fraser in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the West Fraser Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax” above.

Eligibility of West Fraser Shares for Investment

Provided the West Fraser Shares are listed on a “designated stock exchange” (which includes the TSX) within the meaning of the Tax Act, or West Fraser is otherwise a “public corporation” (other than a “mortgage investment corporation” as defined in the Tax Act) for purposes of the Tax Act, at the time the West Fraser Shares are issued pursuant to the Arrangement, then based on the current provisions of the Tax Act, the West Fraser Shares will, at such time, be qualified investments under the Tax Act for trusts governed by a “deferred profit sharing plan”, a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “registered disability savings plan” (“RDSP”) or a “tax-free savings account” (“TFSA”, and together with RRSP, RRIF, RESP and RDSP, “Registered Plans”), and as each such term is defined in the Tax Act.

Notwithstanding that West Fraser Shares may be qualified investments for Registered Plans, the holder of a TFSA or RDSP, the subscriber of an RESP or the annuitant under an RRSP or RRIF will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. The West Fraser Shares will generally not be a “prohibited investment” for a Registered Plan provided that: (i) the holder, subscriber or annuitant, as the case may be, deals at arm’s length with West Fraser for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in West Fraser, or (ii) the West Fraser Shares are “excluded property”, as defined in subsection 207.01(1) of the Tax Act, for such Registered Plan. Resident Holders who intend to hold the West Fraser Shares in a Registered Plan should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, Norbord Shares or West Fraser Shares received pursuant to the Arrangement in a business carried on in Canada or deemed to be carried on in Canada, and (iii) is not an insurer that carried on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

The Arrangement

Exchange of Norbord Shares for West Fraser Shares

Pursuant to the Arrangement, a Non-Resident Holder, other than a dissenting Non-Resident Holder described in “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — The Arrangement — Dissenting Non-Resident Holders” below, will exchange such Non-Resident Holder’s Norbord Shares for West Fraser Shares.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement unless at the time of the exchange the Norbord Shares are, or are deemed to be, “taxable Canadian property” as defined in the Tax Act to such Non-Resident Holder and are not “treaty-protected property” as defined in the Tax Act. Generally, the Norbord Shares owned by a Non-Resident Holder will be treaty-protected property if the gain from the disposition of such Norbord Shares would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under the Tax Act.

Generally, Norbord Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal with at arm’s length for purposes of the Tax Act, partnerships in which the Non-Resident Holder (or a person with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act) holds a membership interest directly or indirectly through one or more partnerships, or one or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of the capital stock of Norbord, and (ii) more than 50% of the fair market value of the Norbord Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties” as defined in the Tax Act, (c) “timber resource properties” as defined in the Tax Act, and (d) options in respect of, or interests in, or for civil law rights in, property described in any of items (a) to (c), whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Norbord Shares could also be deemed to be taxable Canadian property.

If the Norbord Shares are taxable Canadian property to a Non-Resident Holder at the time of the exchange, and are not treaty-protected property, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Norbord Shares for West Fraser Shares” as if the Non-Resident Holder were a Resident Holder.

A Non-Resident Holder may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act if such Non-Resident Holder satisfies the conditions described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Norbord Shares for West Fraser Shares” and is not a “foreign affiliate” of a taxpayer resident in Canada that has included the gain (or loss)

otherwise determined in its “foreign accrual property income” (as each such term is defined in the Tax Act). If section 85.1 of the Tax Act applies, the West Fraser Shares received in exchange for Norbord Shares that were taxable Canadian property to the Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months. Non-Resident Holders whose Norbord Shares may be held as taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Norbord Shares to Norbord in consideration for a cash payment from Norbord, will be deemed to have received a dividend, and will realize a capital gain (or capital loss) on the disposition of those Norbord Shares, in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Dissenting Resident Holders”.

Any dividend deemed to have been received by such dissenting Non-Resident Holder will be subject to Canadian withholding tax in generally the same manner as discussed below under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Post-Arrangement — Dividends on West Fraser Shares”. Any capital gain realized by such dissenting Non-Resident Holder on a disposition of such Norbord Shares will generally not be subject to tax under the Tax Act unless the Norbord Shares constitute taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. See “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — The Arrangement — Exchange of Norbord Shares for West Fraser Shares” above for a description of the circumstances in which Norbord Shares will constitute taxable Canadian property to a Non-Resident Holder (and, for greater certainty, the tax deferral provisions of section 85.1 of the Tax Act will not be available to a dissenting Non-Resident Holder).

Interest awarded by the Court (if any) to such dissenting Non-Resident Holder will not be subject to Canadian withholding tax, unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Post-Arrangement

Dividends on West Fraser Shares

Dividends paid or credited on the West Fraser Shares or deemed to be paid or credited on the West Fraser Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-United States Income Tax Convention (1980), as amended, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purposes of, and who can substantiate entitlement to the benefits in accordance with the provisions of, such convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of West Fraser Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of West Fraser Shares, unless the West Fraser Shares are taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act and are not treaty-protected property. See the discussion regarding taxable Canadian property above under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — The Arrangement — Exchange of Norbord Shares for West Fraser Shares”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of West Fraser Shares received pursuant to the Arrangement. This summary is based upon the Code, the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and Norbord has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations (such as estate or gift taxation or the Medicare contribution tax imposed on certain net investment income) or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Norbord Shares, West Fraser Shares or cash of any notes, debentures or other debt instruments;

•

any vesting, conversion, assumption, disposition, exercise, exchange or other transaction involving restricted share units, deferred share units, or any rights to acquire Norbord Shares or West Fraser Shares, including the Norbord Options, West Fraser Options or Replacement Options; and

•	any transaction, other than the Arrangement, in which Norbord Shares, West Fraser Shares or cash are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a Norbord Shareholder in light of such shareholder’s circumstances. In particular, this discussion applies only to a U.S. Holder or Non-U.S. Holder that holds Norbord Shares and West Fraser Shares, as applicable, as “capital assets” (generally, property held for investment), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

•	securities broker-dealers;

•	persons that hold Norbord Shares or West Fraser Shares as part of a hedging or integrated financial transaction or a straddle;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Norbord Shares or West Fraser Shares;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	real estate investment trusts;

•	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	financial institutions;

•	insurance companies;

•	traders that have elected a mark-to-market method of accounting;

•	tax-exempt organizations (including private foundations);

•	persons who will own, directly, indirectly or constructively, 5% or more of the total combined voting power or value of all stock of West Fraser immediately after the consummation of the Arrangement;

•	persons who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all stock of Norbord;

•	Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

•	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

•	U.S. Holders liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	any person that elects the Holdco Alternative; and

•	persons who hold Norbord Options or who received their Norbord Shares upon the exercise of employee stock options or otherwise as compensation.

This summary assumes that West Fraser has never been treated as a U.S. domestic corporation for U.S. federal income tax purposes, including, for the avoidance of doubt, pursuant to Section 897(i) or Section 7874 of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Norbord Shares or West Fraser Shares, as the case may be, who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of Norbord Shares or West Fraser Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Norbord Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Norbord Shares should consult their tax advisors regarding the specific tax consequences of the Arrangement and of the ownership and disposition of West Fraser Shares.

Holders of Norbord Shares should consult their tax advisors regarding the tax consequences of the Arrangement and of the ownership and disposition of West Fraser Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

Tax Characterization of the Arrangement

The U.S. federal income tax consequences of the Arrangement to U.S. Holders will depend on whether the exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement, taken together with certain related transactions (the “Exchange”), qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Each of Norbord and West Fraser expressed the intent in the Arrangement Agreement for the transfer of Norbord Shares to West Fraser in exchange for West Fraser Shares pursuant to the Arrangement to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. However, whether the Exchange will qualify as a reorganization is uncertain, because this determination depends, in part, on facts and circumstances that are beyond the control of the Parties. In particular, for the Exchange to qualify as a reorganization, West Fraser must have direct “control” of Norbord immediately after the Exchange. Whether West Fraser has such control will depend, in part, on the extent to which Norbord Shareholders elect to sell Qualifying Holdco Shares to West Fraser pursuant to the Holdco Alternative, as well as the manner in which any such Qualifying Holdcos are organized. Brookfield has disclosed to West Fraser that it intends to elect the Holdco Alternative and to organize any Qualifying Holdcos through which it or its affiliates hold Norbord Shares in a manner that will permit the Exchange to qualify as a tax-free reorganization. Provided that less than 20% of the outstanding Norbord Shares are held, immediately after the Exchange, by Qualifying Holdcos organized by Norbord Shareholders other than Brookfield, Norbord understands that West Fraser expects the Exchange to be treated as a tax-free reorganization. Nonetheless, no assurance can be provided as to the extent to which holders of Norbord Shares other than Brookfield will elect the Holdco Alternative. Because the qualification of the Exchange as a reorganization depends on facts which cannot be determined until after the consummation of the Arrangement, neither West Fraser nor Norbord has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein. Accordingly, there can be no assurance as to the qualification of the Exchange as a tax-free reorganization. Nor can there be any assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the desired treatment of the Exchange as a tax-free reorganization. U.S. Holders should consult their tax advisors regarding the proper U.S. federal income tax treatment of the Exchange.

U.S. Holders

Consequences if the Exchange Qualifies as a Tax-Free Reorganization

If, as expected, the Exchange qualifies as a tax-free reorganization, and subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, the following consequences will apply to a U.S. Holder who exchanges Norbord Shares for West Fraser Shares pursuant to the Arrangement:

•

No gain or loss will be recognized upon the receipt of West Fraser Shares in the Arrangement, except for gain or loss recognized upon the receipt of cash, if any, in lieu of fractional shares (as described below).

•

The aggregate tax basis of the West Fraser Shares received by a U.S. Holder will equal the aggregate tax basis of such holder’s Norbord Shares surrendered in the Arrangement (reduced by any amount allocable to fractional share interests for which cash is received).

•	The holding period for West Fraser Shares received in the Arrangement will include the U.S. Holder’s holding period for the Norbord Shares surrendered in the Arrangement.

Norbord intends to take the position that the receipt of cash in lieu of fractional West Fraser Shares is treated as if the U.S. Holder received such fractional West Fraser Shares in the Arrangement and then received the cash in redemption of such fractional West Fraser Shares. Accordingly, a U.S. Holder generally should recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount of the cash received in lieu of such fractional West Fraser Shares and the holder’s adjusted tax basis allocable thereto. This gain or loss generally should be long-term capital gain or loss if, as of the Effective Time of the Arrangement, the holding period for Norbord Shares that are surrendered in the exchange is more than one year.

Consequences if the Exchange Fails to Qualify as a Tax-Free Reorganization

If, contrary to expectation, the Exchange fails to qualify as a tax-free reorganization, and subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, the following consequences will apply to a U.S. Holder who exchanges Norbord Shares for West Fraser Shares pursuant to the Arrangement:

•

A U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the West Fraser Shares received in the Arrangement (plus the U.S. dollar value of the cash, if any, received in lieu of fractional shares) and (ii) the U.S. Holder’s adjusted tax basis in its Norbord Shares surrendered in the Arrangement.

•

The aggregate tax basis of the West Fraser Shares received in the Arrangement will equal the fair market value of the Norbord Shares surrendered in the Arrangement, as of the consummation of the Arrangement.

•	The holding period of the West Fraser Shares received in the Arrangement will begin on the day after the consummation of the Arrangement.

If a U.S. Holder purchased blocks of Norbord Shares in different transactions, then such holder must calculate gain or loss separately for each block of shares.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Norbord Shares that exercises Dissent Rights in the Arrangement and receives cash in exchange for all of its Norbord Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of the cash received by such U.S. Holder in exchange for Norbord Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of such U.S. Holder in such Norbord Shares surrendered. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Norbord Shares for more than one year. Preferential tax rates generally apply to long-term capital gain recognized by an individual or other non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

The amount of cash consideration paid in Canadian dollars to a U.S. Holder that exercises Dissent Rights in the Arrangement (including any amounts withheld to pay Canadian withholding taxes) that is taken into account in determining the taxable gain or loss recognized by a cash basis U.S. Holder of Norbord Shares, or an accrual basis U.S. Holder that so elects, will be the U.S. dollar amount calculated by reference to the spot Canadian/U.S. dollar rate on the settlement date, if the Norbord Shares are treated as traded on an “established securities market”. However, in the case of an accrual basis U.S. Holder of Norbord Shares that does not so elect, the U.S. dollar value of cash received in Canadian dollars pursuant to the exercise of Dissent Rights will be determined by reference to the spot Canadian/U.S. dollar rate on the exchange date. On the settlement date, any such U.S. Holder will recognize U.S.-source foreign currency gain or loss equal to the difference, if any, between the U.S. dollar value of the amount received based on the exchange rates in effect on the exchange date and the settlement date.

Distributions on West Fraser Shares Received Pursuant to the Arrangement

Subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to West Fraser Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as a dividend to the extent paid out of West Fraser’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds West Fraser’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its West Fraser Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. However, West Fraser may not calculate its earnings and profits in accordance with U.S. federal income tax principles, in which case U.S. Holders should expect that any distribution by West Fraser with respect to the West Fraser Shares generally will be reported as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of West Fraser Shares traded on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and West Fraser is not treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on West Fraser Shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder should consult its tax advisor regarding the application of the relevant rules in light of such holder’s particular circumstances.

Dividends paid by West Fraser generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by West Fraser with respect to West Fraser Shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit with respect to such holder’s particular circumstances.

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars on a later date generally will be required to recognize foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Sale or Other Taxable Disposition of West Fraser Shares Received Pursuant to the Arrangement

Subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of West Fraser Shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the West Fraser Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the West Fraser Shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

PFIC Status of Norbord

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Norbord was a PFIC during any year in which the U.S. Holder owned Norbord Shares, and, if so, whether West Fraser is a PFIC in the taxable year that includes the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets, generally determined on a quarterly basis, produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC for any taxable year, a non-U.S. corporation must take into account its pro rata share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Based on its current assets, income, and activities, Norbord does not expect to be a PFIC for its taxable year ending December 31, 2020, and Norbord does not believe that it was a PFIC in any of its prior taxable years, based on its assets, income and activities during such years. However, the determination of PFIC status for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Moreover, the U.S. Treasury Department released preliminary versions of final and proposed Treasury Regulations in December 2020 that would modify certain aspects of the income and asset tests described above, including the look-through rules. PFIC classification depends on the composition of the corporation’s income, expenses, and assets from time to time and the nature of its activities, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance that Norbord has not been and will not be a PFIC for any taxable year during which a U.S. Holder holds or has held Norbord Shares.

If Norbord were a PFIC during any taxable year in which a U.S. Holder holds or held Norbord Shares, and if West Fraser were not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement, whether or not the Exchange qualifies as a reorganization. If gain were required to be recognized, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Norbord Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. If, however, Norbord were a PFIC during any taxable year in which a U.S. Holder holds or held Norbord Shares, West Fraser were a PFIC for its taxable year that includes the day following the consummation of the Arrangement, and the Exchange qualifies as a tax-free reorganization, then a U.S. Holder should not be subject to the adverse consequences described above, based on proposed Treasury Regulations under Section 1291 of the Code. U.S. Holders should consult their tax advisors with respect to Norbord’s status under the PFIC rules (including the effect of the recently released preliminary versions of final and proposed Treasury Regulations) and the potential application of the PFIC rules in light of their particular circumstances.

PFIC Status of West Fraser

Norbord understands that no determination has been made as to whether West Fraser is likely to be a PFIC for its taxable year ending December 31, 2020, or whether West Fraser was a PFIC in any of its prior taxable years. The determination of PFIC status for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As noted above, the U.S. Treasury Department released preliminary versions of final and proposed Treasury Regulations in December 2020 that would modify certain aspects of the income and asset tests described above, including the look-through rules. PFIC classification depends on the composition of the corporation’s income, expenses, and assets from time to time and the nature of its activities, generally cannot be determined until the close of the taxable year in question, and is determined annually.

Thus, there can be no assurance that West Fraser has not been and will not become a PFIC for any taxable year during which a U.S. Holder holds West Fraser Shares.

If West Fraser were a PFIC for any taxable year during which a U.S. Holder held West Fraser Shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the West Fraser Shares would be allocated ratably over the U.S. Holder’s holding period for the West Fraser Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before West Fraser became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its West Fraser Shares were to exceed 125% of the average of the annual distributions on the West Fraser Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of West Fraser Shares.

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat such holder’s interest in West Fraser as a “qualified electing fund” (a “QEF election”) for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of West Fraser, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, obtain a PFIC annual information statement from West Fraser and prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. No assurance can be provided that West Fraser will provide a PFIC annual information statement or otherwise make available any information necessary to make a QEF election with respect to each such entity. Thus, U.S. Holders may not be able to make the QEF election with respect to their interests in West Fraser.

In the case of a PFIC that is a publicly traded foreign company whose shares constitute “marketable stock”, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that West Fraser or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.

Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the recently released preliminary versions of final and proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of West Fraser Shares acquired in the Arrangement.

Foreign Financial Asset Reporting

Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders should consult their tax advisors regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of West Fraser Shares received pursuant to the Arrangement.

Non-U.S. Holders

Exchange of Norbord Shares for West Fraser Shares and Exercise of Dissent Rights Pursuant to the Arrangement

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement or upon the receipt of cash from Norbord as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Ownership and Disposition of West Fraser Shares Received Pursuant to the Arrangement

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from West Fraser or upon any gain realized upon the sale or other disposition of West Fraser Shares.

Information Reporting and Backup Withholding

U.S. Holders of Norbord Shares may be subject to information reporting and may be subject to backup withholding, currently at a 24% rate, on any cash payments made in connection with the Arrangement. Distributions on, or proceeds from the sale or other taxable disposition of, West Fraser Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Distributions on, or proceeds from the sale or other taxable disposition of, West Fraser Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to such payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or substitute form) or (ii) is otherwise exempt from backup withholding. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to certify their non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

RISKS RELATING TO THE ARRANGEMENT AND THE COMBINED COMPANY

An investment in Norbord Shares as a result of the combination of Norbord and West Fraser is subject to certain risks. In addition to the risk factors described under the heading “Risks of the Business” section of Norbord’s annual information form dated February 4, 2020 and under the heading “Risk Factors” in West Fraser’s annual information form dated February 11, 2020 which are specifically incorporated by reference into this Norbord Circular, the following are additional and supplemental risk factors which Norbord Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

There can be no certainty that the Arrangement will be completed

Closing is subject to certain conditions that are outside the control of both Norbord and West Fraser, including, without limitation, the Norbord Shareholder Approval, the West Fraser Shareholder Approval, the Key Regulatory Approvals and the receipt of the Final Order. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

There is also no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated by either Party before Closing.

If the Arrangement is not completed, the market price of the Norbord Shares and the West Fraser Shares may decline and their respective businesses may suffer. In addition, Norbord and West Fraser will each be responsible for their respective expenses incurred in connection with the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

If a Material Adverse Effect occurs, the Arrangement may not be completed

Closing is subject to the condition that, among other things, at the time of Closing, no Material Adverse Effect with respect to Norbord or West Fraser shall have occurred since the date of the Arrangement Agreement. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of Norbord or West Fraser, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs with respect to either West Fraser or Norbord, and the other Party does not waive its right to terminate or changes its recommendation to its shareholders, the Arrangement may not proceed.

The Arrangement may face regulatory scrutiny or require the Parties to take remedial actions, which could delay or prevent completion of the Arrangement or negatively impact future business and operations

The Arrangement is notifiable under the Competition Act, the HSR Act, and German merger control law. The Commissioner; the DOJ or FTC, state attorneys general and, in certain circumstances, private parties in the United States; and the German Federal Cartel Office may challenge the Arrangement on competition or antitrust law grounds at any time before or after Closing. Accordingly, the Commissioner, the DOJ or FTC, the German Federal Cartel Office or others could take action under competition or antitrust laws seeking to prevent, rescind or dissolve the Arrangement, or to conditionally approve the Arrangement subject to the requirement that Norbord and/or West Fraser take remedial actions. There can be no assurance that a challenge to the Arrangement on competition or antitrust law grounds will not be made or, if a challenge is made, that it can be successfully defended by West Fraser and Norbord. Further, any such challenge could result in the Key Regulatory Approvals not being obtained by the Outside Date, as such Outside Date may be extended in accordance with the Arrangement Agreement, which would then entitle either West Fraser or Norbord to terminate the Arrangement Agreement.

In addition, the granting of the Key Regulatory Approvals may be conditioned upon the Parties taking remedial actions that, in the reasonable judgment of either Party, could be expected to materially limit the right of West Fraser to own, retain, control, operate, or exploit any production or manufacturing facility or any asset material to the operation of such facility of the Parties or any of their respective subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis) following Closing. As neither Party is obligated to take any such actions under the terms of the Arrangement Agreement, there can be no assurance that the Parties will agree to take such remedial actions, which may delay or prevent Closing. If the Parties agree to take such remedial actions, there can be no assurance that such actions will not negatively impact the business and operations of the Combined Company.

Uncertainty surrounding the Arrangement could adversely affect Norbord’s and/or West Fraser’s retention of customers, suppliers and personnel and could negatively impact future business and operations

Because the Arrangement is dependent upon satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, the customers and suppliers of Norbord and West Fraser may delay or defer decisions concerning Norbord or West Fraser, respectively. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact the business and operations of Norbord or West Fraser, as applicable, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of Norbord may experience uncertainty about their future roles at the Combined Company until the Combined Company’s strategies with respect to such employees are announced and executed. This may adversely affect Norbord’s and West Fraser’s ability to attract or retain key management of Norbord in the interim period until the Arrangement is completed and in the period following Closing.

Benefits from the Arrangement may not be achieved to the extent, or within the time period, currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Arrangement

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Norbord Circular under the heading “The Arrangement — Reasons for the Recommendation”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Norbord’s business with West Fraser’s business following Closing. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following Closing and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement. In addition, there is no assurance that the prospective organic growth opportunities and potential merger and acquisition growth opportunities may be realized or prove to be accretive to the Combined Company.

The Arrangement may not maximize the growth potential of, or deliver greater value for, the Combined Company beyond the level that Norbord could have achieved on its own

One of the principal reasons for the Arrangement is to maximize the growth potential of the Combined Company beyond the level that Norbord could have achieved on its own without being acquired by West Fraser. Achieving this growth potential is dependent on a number of factors, many of which will be beyond the control of the Combined Company. The inability to realize the full extent of the anticipated growth opportunities and synergies from the Arrangement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of the Combined Company. As a result, there is a risk that Norbord Shareholders might achieve more value over the long-term if Norbord was to pursue its existing stand-alone business strategies independent of West Fraser or a transaction other than the Arrangement.

The value of the West Fraser Shares that Norbord Shareholders receive under the Arrangement may be less than the value of the West Fraser Shares as of the date of the Arrangement Agreement or the date of the Norbord Meeting

The Consideration payable to Norbord Shareholders pursuant to the Arrangement is based on a fixed Exchange Ratio and there will be no adjustment for changes in the market price of Norbord Shares or West Fraser Shares prior to the consummation of the Arrangement. During this period, the operating results and financial condition of West Fraser may decline and the outlook for West Fraser may deteriorate. None of the Parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Norbord Shares or the West Fraser Shares.

There may be a significant amount of time between the date when Norbord Shareholders vote at the Norbord Meeting and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Norbord Shares or the West Fraser Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Norbord Circular, the Norbord Meeting and Closing.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by any Governmental Entity and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the West Fraser Shares that Norbord Shareholders will receive at Closing. There can be no assurance that the market value of the West Fraser Shares that Norbord Shareholders will receive at Closing will equal or exceed the market value of the Norbord Shares held by such Norbord Shareholders prior to such time. In addition, there can be no assurance that the trading price of the West Fraser Shares will not decline following Closing.

Norbord will be subject to interim period covenants that may restrict its flexibility to operate the business and may result in lost opportunities

Under the Arrangement Agreement, Norbord agreed that, among other things, during the period from the date of the Arrangement Agreement until the earlier of Closing and the time the Arrangement Agreement is terminated in accordance with its terms, it would, and would cause its subsidiaries to, conduct its business in the ordinary course of business consistent in all material respects with past practice and in accordance with its current capital plans, and use commercially reasonable efforts to maintain and preserve the business organization, assets, goodwill and business relationships it currently maintains and keep available the services of its respective officers and employees as a group. Norbord cannot guarantee that it will continue to operate in the ordinary course of business during the interim period or that it will be able to maintain intact the current business organization, assets, goodwill and business relationships of Norbord and its subsidiaries. The Arrangement Agreement also restricts Norbord from taking certain specified actions during the interim period without the consent of West Fraser, which consent will not be unreasonably withheld, until the Arrangement is completed. Such restrictions may prevent Norbord from pursuing attractive business opportunities that may arise prior to Closing or undertaking changes to its operations that it would otherwise proceed with if it were not bound by these interim covenants. See “The Arrangement Agreement — Conditions Precedent to the Arrangement” and “The Arrangement Agreement — Covenants”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Norbord

Under the Arrangement Agreement, Norbord may be required to pay a fee of C$110 million in the event the Arrangement Agreement is terminated by Norbord in order to accept a Superior Proposal. This obligation to pay the Termination Fee may discourage other parties from attempting to acquire Norbord or otherwise from making an Acquisition Proposal to Norbord, even if those parties would otherwise be willing to offer greater value than that offered by West Fraser under the Arrangement.

Norbord may become liable to pay the Termination Fee, which could have an adverse effect on its financial condition

Under the Arrangement Agreement, Norbord may be required to pay the Termination Fee even if an alternate transaction does not close. Payment of this amount could have an adverse effect on Norbord’s financial condition following any such termination of the Arrangement Agreement.

Following the Arrangement the trading price of the West Fraser Shares may be volatile

The trading prices of the Norbord Shares and the West Fraser Shares have been and will continue to be subject to, and following Closing, the West Fraser Shares will be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Norbord and West Fraser and, following Closing, the Combined Company, sell and purchase;

•	current events affecting the economic situation in North America, Europe and the international markets in which West Fraser’s and Norbord’s products are sold;

•	trends in the lumber and OSB industries and other industries in which Norbord and West Fraser operate;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	the fact that the risks and uncertainties facing the Combined Company following Closing may be different from those currently affecting each of Norbord and West Fraser on a stand-alone basis;

•	sales by Brookfield of any of the West Fraser Shares held by it following Closing;

•	acquisitions and financings;

•	the economics of current and future projects undertaken by Norbord, West Fraser and, following Closing, the Combined Company;

•	variations in the operating results, financial condition or dividend policies of the Combined Company;

•	the operating and share price performance of other companies, including those that investors may deem comparable to the Combined Company; and

•	the issuance of additional equity securities by the Combined Company following Closing.

In addition to factors directly affecting the Combined Company, the West Fraser Shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of the West Fraser Shares (including those received by Norbord Shareholders and Qualifying Holdco Shareholders upon Closing), regardless of the Combined Company’s own relative operating performance and could cause the market price of such shares to decline.

The completion of the Arrangement may require Norbord to provide notice to or obtain the consent of certain provincial governments with respect to the Norbord Tenures

In connection with the Arrangement, Norbord will provide notice to certain provincial governments with respect to the Norbord Tenures in such provinces. The relevant Governmental Entities may impose conditions or revise the current Norbord Tenures and, as a result, there can be no assurance that: (i) such revisions will not constitute, individually or in the aggregate, a Material Adverse Effect that causes the Arrangement not to proceed, and (ii) following the Arrangement, the Combined Company will not experience a reduction in its allocated cutting rights under such provincial forestry legislation which could adversely affect the Combined Company and the value of the West Fraser Shares.

The unaudited pro forma combined consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma combined consolidated financial statements contained in this Norbord Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following Closing for several reasons. For example, the unaudited pro forma combined consolidated financial statements have been derived from the historical financial statements of Norbord and West Fraser and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of the Combined Company following Closing. Moreover, the unaudited pro forma combined consolidated financial statements do not reflect all costs that are expected to be incurred by Norbord and West Fraser in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Norbord and West Fraser is not reflected in the unaudited pro forma combined consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma combined consolidated financial information may not prove to be accurate, and may not be reflective of the Combined Company’s financial condition or results of operations following Closing. The market price of the West Fraser Shares may be adversely affected if the actual results of the Combined Company fall short of the unaudited pro forma combined consolidated financial statements contained in this Norbord Circular. See the unaudited pro forma combined consolidated financial statements of West Fraser attached as Appendix B to this Norbord Circular.

The West Fraser Shares to be received by Norbord Shareholders pursuant to the Arrangement will have different rights from the Norbord Shares

Following Closing, Norbord Shareholders will no longer be shareholders of Norbord, a corporation governed by the CBCA, but will instead be shareholders of West Fraser, a corporation governed by the BCBCA. There may be important differences between the current rights of Norbord Shareholders and the rights to which such shareholders will be entitled as West Fraser Shareholders under the BCBCA and West Fraser’s constating documents. See Appendix J for a comparison of shareholders’ rights under the CBCA and BCBCA.

The amount of any dividends paid by Norbord before Closing and by the Combined Company after Closing is not guaranteed

Norbord has a variable dividend policy. For more information on Norbord’s variable dividend policy and history, see “Information Relating to Norbord — Dividend Policy and History”. The Arrangement Agreement provides that if a dividend is declared by Norbord in excess of C$0.60 per quarter during the interim period, the Exchange Ratio will be adjusted on a dollar-for-dollar basis in accordance with the provisions of the Arrangement Agreement to account for such dividend and the dividend will be subject to certain other conditions. See “The Arrangement Agreement — Covenants — Dividends”.

Historically, West Fraser has not had a fixed dividend policy. The declaration and payment of cash dividends is within the discretion of the West Fraser Board. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of C$0.80 per share were declared in 2019 and from January 1, 2020 to October 26, 2020, dividends of C$0.60 per share, in the aggregate, were declared. In the future, any dividends may be discontinued or the amount of any such dividends paid may fluctuate or be lower than the dividends historically paid by West Fraser. There is no assurance that the Transaction will not adversely impact the financial condition of the Combined Company and the ability of the Combined Company to maintain dividends at Norbord’s or West Fraser’s current rate. The board of directors of the Combined Company will retain the power to declare dividends in its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the dividends historically paid by Norbord or West Fraser or that the board of directors of the Combined Company will not decide to suspend or discontinue the payment of cash dividends in the future.

The credit ratings of the Combined Company may be downgraded, or there may be adverse conditions in the credit markets, which may impede the Combined Company’s access to debt markets or raise its borrowing rates

Access to financing for the Combined Company will depend on, among other things, suitable market conditions and maintenance of long-term credit ratings. The credit ratings of the Combined Company may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition and the deterioration in general economic and business conditions. Any downgrades in the credit ratings of the Combined Company may impede the Combined Company’s access to the debt markets or raise its borrowing rates.

There is no assurance that the Arrangement will strengthen the Combined Company’s financial position or improve its capital markets profile

While the Arrangement will increase the Combined Company’s asset and revenue base, it will also increase the Combined Company’s debt and its exposure (in absolute dollar terms) to negative downturns in the market for wood products if both the existing West Fraser and Norbord businesses are adversely impacted by these downturns. Such downturns may force the Combined Company to draw against its credit facilities in order to fund its operations to the extent that these downturns result in negative cash flows for the Combined Company. In addition, downturns in the wood products market may adversely impact the ability of the Combined Company to repay or refinance the outstanding debt of West Fraser or Norbord when this debt matures and becomes payable. There is also no assurance that the completion of the Arrangement and the listing of the West Fraser Shares on the NYSE will result in the Combined Company being able to increase its investor base, gain increased investor exposure, increase trading liquidity or become a leading investment vehicle for investors seeking wood products exposure in North America.

The U.S. federal income tax consequences of the Arrangement to U.S. Holders are not certain

The U.S. federal income tax consequences of the Arrangement to U.S. Holders will depend on whether the Exchange of Norbord Shares for West Fraser Shares pursuant to the Arrangement qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Each of Norbord and West Fraser expressed the intent in the Arrangement Agreement for the transfer of Norbord Shares to West Fraser in exchange for West Fraser Shares pursuant to the Arrangement to qualify as a reorganization. However, whether the Exchange will qualify as a reorganization is uncertain, because this determination depends, in part, on facts and circumstances that are beyond the control of the Parties. In particular, it is uncertain whether West Fraser will satisfy the requirement that it have direct “control” of Norbord immediately after the Exchange, as discussed more fully above in “Certain United States Federal Income Tax Considerations — Tax Characterization of the Arrangement”. Accordingly, there can be no assurance as to the qualification of the Exchange as a tax-free reorganization. If the Exchange fails to qualify as a tax-free reorganization, then a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the fair market value of the West Fraser Shares received in the Arrangement (plus the value of any cash received in lieu of a fractional West Fraser Share) and such holder’s adjusted tax basis in Norbord Shares.

For a summary of the U.S. federal income tax consequences of the Arrangement, see the discussion in “Certain United States Federal Income Tax Considerations”. Norbord Shareholders should consult their tax advisors regarding the tax consequences of the Arrangement in light of their particular circumstances.

RIGHTS OF DISSENTING SHAREHOLDERS

This section summarizes the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, and is not a comprehensive statement of the procedures to be followed by Registered Shareholders who wish to exercise their Dissent Rights. Registered Shareholders who wish to dissent should obtain legal advice and carefully read the provisions of the Plan of Arrangement, the provisions of Section 190 of the CBCA and the Interim Order, which are appended hereto at Appendix E, Appendix I and Appendix G, respectively.

Anyone who is a Beneficial Shareholder and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds Norbord Shares as an Intermediary for one or more Beneficial Shareholders, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such beneficial owner(s). In such case, the Dissent Notice should specify the number of Norbord Shares held by the Intermediary for such Beneficial Shareholder(s). A Registered Shareholder who properly exercises their Dissent Rights (a “Dissenting Shareholder”) may dissent only with respect to all the Norbord Shares held on behalf of any one Beneficial Shareholder and registered in the name of the Dissenting Shareholder.

Each Dissenting Shareholder will be deemed to have transferred their Norbord Shares (the “Dissenting Norbord Shares”) or, in the event that the Dissenting Shareholder is an Intermediary, the number of Dissenting Norbord Shares held on behalf of the Beneficial Shareholder who wishes to exercise Dissent Rights, to Norbord free and clear of any liens, claims and encumbrances, as of the Effective Date, and if they:

(a)

are ultimately entitled to be paid fair value for their Dissenting Norbord Shares, will be entitled to be paid the fair value of such Dissenting Norbord Shares and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights). There can be no assurance that a Dissenting Shareholder will receive consideration for their Dissenting Norbord Shares of equal value to the Consideration that such Dissenting Shareholder would have received pursuant to the Arrangement; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Norbord Shares, will be deemed to have participated in the Arrangement in respect of their Dissenting Norbord Shares on the same basis as a non-dissenting Norbord Shareholder and shall be entitled to receive only the Consideration that such non-dissenting Norbord Shareholders are entitled to receive.

All Dissent Notices must be received from the Registered Shareholder by Norbord c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: Adam Ibrahim on or prior to 4:00 p.m. (Toronto time) on the day that is two Business Days immediately preceding the date of the Norbord Meeting (as it may be adjourned or postponed from time to time). It is important that Norbord Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Norbord Meeting.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Norbord Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Dissenting Norbord Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Norbord Shares they hold as an Intermediary on behalf of any one Beneficial Shareholder, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Dissenting Norbord Shares held in the name of that Beneficial Shareholder, given that Section 190 of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution, whether in person or by proxy, will not constitute a Dissent Notice.

Within 10 days after the approval of the Arrangement Resolution, Norbord is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a Registered Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send to Norbord a written demand for payment (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissenting Norbord Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of the Dissenting Norbord Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to Norbord c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: Adam Ibrahim, the certificates representing the Dissenting Norbord Shares. Norbord will endorse share certificates received from Dissenting Shareholders with a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder. Dissenting Shareholders who fail to send the share certificates representing the Dissenting Norbord Shares forfeit their right to make a claim under Section 190 of the CBCA.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of their Dissenting Norbord Shares, other than the right to be paid the fair value of their Dissenting Norbord Shares as determined pursuant to Section 190 of the CBCA, the Interim Order and the Final Order, except where, prior to Effective Date: (i) the Dissenting Shareholder withdraws their Demand for Payment before Norbord makes an Offer to Pay (defined below) to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws their Demand for Payment; or (iii) the Norbord Board revokes the Arrangement Resolution, in which case Norbord will reinstate the Dissenting Shareholder’s rights in respect of their Dissenting Norbord Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, subject to Section 190 of the CBCA, in no case will West Fraser, Norbord or any other Person be required to recognize any Dissenting Shareholder, in respect of their Dissenting Norbord Shares (including any Dissenting Norbord Shares held as an Intermediary), as a Norbord Shareholder after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the list of Registered Shareholders at the Effective Date. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Norbord Options, Norbord RSUs or Norbord DSUs, (ii) holders of Norbord Shares who vote or have instructed a proxyholder to vote such Norbord Shares in favour of the Arrangement Resolution and (iii) Norbord Shareholders who have elected to sell their Norbord Shares to West Fraser under the Holdco Alternative.

No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written offer to pay (an “Offer to Pay”) for their Dissenting Norbord Shares in an amount considered by the board of directors of the Combined Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissenting Norbord Shares must be on the same terms as every other Offer to Pay in respect of Dissenting Norbord Shares. Payment for the Dissenting Norbord Shares held by a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made.

If an Offer to Pay for the Dissenting Norbord Shares held by a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Norbord may, within 50 days after the Effective Date or within such further period as the Court may allow, submit an application to the Court to fix a fair value for the Dissenting Norbord Shares held by a Dissenting Shareholder. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or such other period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If Norbord makes an application to the Court, it must give notice to each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Dissenting Norbord Shares have not been purchased will be joined as parties and bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissenting Norbord Shares of all such Dissenting Shareholders.

The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the Norbord Shares held by Dissenting Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment of the amount so fixed. Any judicial proceeding involving the determination of fair value will result in delay of receipt by a Dissenting Shareholder of payment for such Dissenting Shareholder’s Dissenting Norbord Shares. The final order of the Court in the proceedings commenced by an application by Norbord or a Dissenting Shareholder must be rendered against Norbord and in favour of each Dissenting Shareholder joined as a party and for the amount of the Norbord Shares held by Dissenting Shareholders as fixed by the Court.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Norbord Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Norbord, other than as disclosed in this Norbord Circular or the documents incorporated by reference herein, no “informed person” (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) of Norbord, or any associate or affiliate of any such informed person, has, had or would have any material interest, direct or indirect, in any transaction since the commencement of Norbord’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Norbord or any of its subsidiaries. See “General Information Concerning the Norbord Meeting and Voting — Principal Holders of Norbord Shares” and “The Arrangement — Interests of Certain Parties in the Arrangement”.

INTERESTS OF EXPERTS OF NORBORD AND WEST FRASER

The following persons, firms and companies have prepared certain sections of this Norbord Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion described or included in, or incorporated by reference in, this Norbord Circular.

Name of Expert	Nature of Relationship
RBC Capital Markets	Authors responsible for the preparation of the RBC Fairness Opinion
KPMG LLP (1)	Auditors of Norbord
PricewaterhouseCoopers LLP (2)	Auditors of West Fraser

Notes:

(1)

KPMG LLP has advised Norbord that it is independent with respect to Norbord within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant U.S. professional and regulatory standards.

(2)

PricewaterhouseCoopers LLP has advised West Fraser that it is independent with respect to West Fraser in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional Information

The information contained in this Norbord Circular is given as of December 15, 2020, except as otherwise indicated. Financial information is provided in Norbord’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended October 3, 2020.

Additional information relating to Norbord can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Norbord Shareholders may contact Norbord by mail at 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4, by calling (416) 365-0705 or by email request to info@norbord.com to request copies of Norbord’s annual consolidated financial statements and management’s discussion and analysis.

Information contained in or otherwise accessible through Norbord’s website does not form a part of this Norbord Circular and is not incorporated by reference into this Norbord Circular.

Directors’ Approval

The content and the sending of the Notice of Special Meeting and this Norbord Circular to each Norbord Shareholder entitled to receive notice of the Norbord Meeting and to the auditors of Norbord, have been approved by the Norbord Board.

Dated at Toronto, Ontario this 15th day of December, 2020.

By order of the Norbord Board,

(Signed) “Peter Gordon”

Peter Gordon

Chair of the Norbord Board

CONSENT OF RBC CAPITAL MARKETS

To: The Board of Directors of Norbord Inc.

We hereby consent to the references within the management proxy circular of Norbord Inc. (“Norbord”) dated December 15, 2020 (the “Circular”) to our firm name and to the fairness opinion of our firm dated November 18, 2020 (the “RBC Fairness Opinion”), which we prepared for the Board of Directors of Norbord in connection with the arrangement agreement dated November 18, 2020 entered into between Norbord and West Fraser Timber Co. Ltd., and to the inclusion of the full text of the RBC Fairness Opinion as Appendix “H” to the Circular. In providing this consent, we do not intend that any persons other than the Board of Directors of Norbord rely upon such fairness opinion.

Toronto, Ontario

December 15, 2020

(Signed) RBC Dominion Securities Inc.

APPENDIX A

GLOSSARY OF DEFINED TERMS

“5.750% Notes” means Norbord’s 5.750% Senior Secured Notes due July 2027;

“6.250% Notes” means Norbord’s 6.250% Senior Secured Notes due April 2023;

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the other Party and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, expression of interest or inquiry from any Person or group of Persons (other than from the other Party or any of its subsidiaries) made after the date of the Arrangement Agreement relating to:

(a)

any direct or indirect acquisition or sale (or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of (i) assets of the Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Party and its subsidiaries or contribute 20% or more of the consolidated annual revenue of the Party and its subsidiaries; or (ii) 20% or more of any voting or equity securities or any securities exchangeable or convertible into voting, equity or other securities (or rights or interests therein or thereto) of the Party or any of its Material Subsidiaries;

(b)	any direct or indirect take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Party;

(c)

any transaction, including any treasury issuance, that, if consummated, would result in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities or any securities exchangeable or convertible into voting, equity or other securities (or rights or interests therein or thereto) of the Party or any of its Material Subsidiaries;

(d)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Party or any of its Material Subsidiaries that, individually or in the aggregate, involves 20% or more of the consolidated assets of the Party and its Material Subsidiaries, taken as a whole, or which would, if consummated, contribute 20% or more of the consolidated revenue of the Party and its Material Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of the Party);

(e)	any other similar transactions or series of transactions involving the Party or its Material Subsidiaries; or

(f)	any public announcement of an intention to do any of the foregoing;

“Acquisition Time” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions;

“Agencies” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — HSR Act Approval”;

“Ainsworth” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“ARC” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Competition Act Approval”;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 9.1 of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of West Fraser and Norbord, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated November 18, 2020, between West Fraser and Norbord, together with the Schedules attached thereto, the West Fraser Disclosure Letter and the Norbord Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Norbord Shareholders approving the Arrangement to be considered at the Norbord Meeting, substantially in the form of Appendix C hereto;

“Articles of Arrangement” means the articles of arrangement of Norbord in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to Norbord and West Fraser, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, classification, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of or from any Governmental Entity having jurisdiction over the Person or required by any applicable Law;

“BCBCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, including the regulations promulgated thereunder;

“Beneficial Shareholder” means a Norbord Shareholder whose Norbord Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS);

“Brookfield” means, collectively, Brookfield Asset Management Inc. and its affiliates that hold Norbord Shares and that are party to the Brookfield Voting and Support Agreement;

“Brookfield Voting and Support Agreement” means the voting and support agreement dated November 18, 2020 (as amended and restated on December 14, 2020) between Norbord, Brookfield and West Fraser;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means the Securities Act (ON), together with all other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing” means the closing of the Arrangement as provided for in the Arrangement Agreement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means West Fraser after completion of the Arrangement;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Competition Act Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either:

(a)

(i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a written confirmation that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement; or

(b)	the Commissioner shall have issued an ARC under Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Competition Laws” means the Competition Act, the HSR Act (and any similar Law enforced by any Governmental Entity regarding pre-acquisition notifications for the purpose of competition reviews), the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment;

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement made as of August 18, 2020 between West Fraser and Norbord, as it may be amended;

“Consideration” means a portion of a West Fraser Share equal to the Exchange Ratio for each Norbord Share;

“Control Number” has the meaning ascribed thereto in “General Information Concerning the Norbord Meeting and Voting — Meeting Information — Registered Shareholders”;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Demand for Payment” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Depositary” means AST Trust Company (Canada);

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the Interim Order and Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Norbord Shares” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Dissenting Shareholder” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“DOJ” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — HSR Act Approval”;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Excess Dividend” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Dividends”;

“Excess Dividend Notice” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Dividends”;

“Exchange” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations — Tax Characterization of the Arrangement”;

“Exchange Ratio” means the exchange ratio of 0.675 of a West Fraser Share for each Norbord Share, as such Exchange Ratio may be adjusted pursuant to the Arrangement Agreement;

“Executive Committee” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended;

“Final Order” means the final order of the Court pursuant to Section 192(4) of the CBCA approving the Arrangement, as such order may be amended by the Court (with the consent of West Fraser and Norbord, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of West Fraser and Norbord, acting reasonably) on appeal;

“Financial Indebtedness” means in relation to a Person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire, purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other Person;

“Forest Act” means the Forest Act (British Columbia) and all policies thereunder as now in effect and as may be amended from time to time prior to the Effective Date;

“FTC” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — HSR Act Approval”;

“German Competition Approval” means a clearance decision issued by, or deemed to have been obtained due to lapse, expiration or termination of the waiting period from, the German Federal Cartel Office under Chapter VII of the Act against Restraints of Competition of 1958 (Germany);

“German Federal Cartel Office” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — German Competition Approval”;

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Holdco Agreements” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“Holdco Alternative” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“Holdco Consideration” means, in respect of each Qualifying Holdco Share, (i) 0.675 of a West Fraser Share, subject to adjustment as provided for in the Arrangement Agreement, multiplied by the number of Norbord Shares held by such Qualifying Holdco, divided by (ii) the aggregate number of Qualifying Holdco Shares that are issued and outstanding;

“Holdco Election Date” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder;

“HSR Act Approval” means the expiration or early termination of any waiting period, including any extension thereof, under the HSR Act;

“HSR Form” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — HSR Act Approval”;

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“In the Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Norbord DSUs, the Norbord RSUs and the Norbord Options;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Interim Order” means the interim order of the Court made in connection with the Arrangement on December 17, 2020 and providing for, among other things, the calling and holding of the Norbord Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Intermediary” has the meaning ascribed thereto in “General Information Concerning the Norbord Meeting and Voting — Voting Instructions — Beneficial Shareholders”;

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“Ketcham Affiliates” means, collectively, the Ketcham family and its affiliates that beneficially own or exercise control or direction over voting shares of West Fraser;

“Key Regulatory Approvals” means the Competition Act Approval, the HSR Act Approval and the German Competition Approval;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and the NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Legacy Ainsworth Option Plan” means the Norbord stock option plan for participants in the Ainsworth Lumber Co. Ltd. stock option plan effective as of March 31, 2015;

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) that accompanies this Norbord Circular for use by registered Norbord Shareholders;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LVL” means laminated veneer lumber;

“Matching Period” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Superior Proposal Determination and Right to Match”;

“Material Adverse Effect” means, in respect of any Party, any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Party and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of that Party to timely perform its obligations under the Arrangement Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to:

(a)	the execution, announcement, pendency or performance of the Arrangement Agreement or the transactions contemplated hereby;

(b)	general political, economic or financial conditions in Canada, the United States or the European Union;

(c)	the state of securities or commodity markets in general;

(d)	the commencement or continuation of any war, armed hostilities or acts of terrorism;

(e)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event in any jurisdiction in which a Party operates;

(f)	any change generally affecting the industries in which that Party conducts its business;

(g)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity;

(h)	any change in applicable generally accepted accounting principles, including IFRS;

(i)

with respect to Norbord, any matter which has been disclosed by Norbord in (i) the Norbord Disclosure Letter or (ii) any documents or information filed by Norbord under applicable Securities Laws on SEDAR or filed with or furnished to the SEC by Norbord under the U.S. Exchange Act between December 31, 2019 and November 18, 2020;

(j)

with respect to West Fraser, any matter which has been disclosed by West Fraser in (i) the West Fraser Disclosure Letter or (ii) any documents or information filed by West Fraser under applicable Securities Laws on SEDAR between December 31, 2019 and November 18, 2020;

(k)

failure of a Party to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(l)

any decrease in the trading price or any decline in the trading volume of the equity securities of that Party (it being understood that the causes underlying such change in trading price or trading volume (other than those causes identified in sub-paragraphs (a) through (j) above, as applicable to that Party) may be taken into account in determining whether a Material Adverse Effect has occurred); or

(m)	any action taken by a Party or any of its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business),

provided, however, that (x) in respect of clauses (b) through (h), such change, development, effect, event, circumstance, fact or occurrence does not have a materially disproportionate effect on that Party relative to other companies in the industry in which the Party operates; and (y) references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act (ON);

“material fact” has the meaning ascribed thereto in the Securities Act (ON);

“Material Subsidiary” means, in the case of Norbord, the Norbord Material Subsidiaries, and in the case of West Fraser, the West Fraser Material Subsidiaries;

“MDF” means medium density fibreboard;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in Section 2.4(b) of the Arrangement Agreement;

“Moody’s” means Moody’s Investors Services;

“NDAs” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“No Action Letter” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Competition Act Approval”;

“Non-IFRS measures” has the meaning ascribed thereto in “Reporting Currency and Financial Information”;

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“Norbord” means Norbord Inc., a corporation existing under the CBCA;

“Norbord Board” means the board of directors of Norbord as the same is constituted from time to time;

“Norbord Board Recommendation” means the unanimous determination of the Norbord Board, after consultation with its legal advisors and RBC, that the Arrangement is in the best interests of Norbord and is fair to Norbord Shareholders and the unanimous recommendation of the Norbord Board to Norbord Shareholders that they vote in favour of the Arrangement Resolution;

“Norbord Bond Indentures” means (i) the indenture dated as of April 16, 2015 between Norbord as issuer and Computershare Trust Company, N.A. as trustee, in respect of the 6.250% Notes and (ii) the indenture dated as of June 24, 2019 between Norbord as issuer and Computershare Trust Company, N.A. as trustee, in respect of the 5.750% Notes;

“Norbord Bondholders” means holders of Norbord Bonds;

“Norbord Bonds” means the 6.250% Notes and the 5.750% Notes;

“Norbord Change in Recommendation” means:

(a)	the failure by the Norbord Board to make the Norbord Board Recommendation;

(b)

the withdrawal, amendment, modification or qualification of the Norbord Board Recommendation in a manner adverse to West Fraser prior to the Norbord Meeting or any public statement by Norbord of an intention to withdraw, amend, modify or qualify the Norbord Board Recommendation in a manner adverse to West Fraser prior to the Norbord Meeting;

(c)

the failure by the Norbord Board to publicly reaffirm (without qualification) the Norbord Board Recommendation within five Business Days (but, in any case, prior to the Norbord Meeting) after having been requested to do so in writing by West Fraser, acting reasonably;

(d)	the acceptance, approval, endorsement or recommendation of any Acquisition Proposal, or a public proposal to do so, by the Norbord Board;

(e)

the failure by the Norbord Board to take any position, or the taking by the Norbord Board of a neutral position, with respect to any Acquisition Proposal for more than five Business Days (but, in any case, prior to the Norbord Meeting) after the announcement of such Acquisition Proposal;

(f)	the failure by Norbord to include the Norbord Board Recommendation in the Norbord Circular in accordance with Section 2.4(b) of the Arrangement Agreement; or

(g)	any resolution or proposal by the Norbord Board to take any of the foregoing actions in paragraphs (a) through (f) above;

“Norbord Circular” means the notice of the Norbord Meeting to be sent to the Norbord Shareholders in connection with the Norbord Meeting and the accompanying management proxy circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Norbord Continuing Executives” means the holders of Incentive Securities who are not Norbord Departing Executives;

“Norbord Departing Executives” means the officers and employees of Norbord who will cease and not continue as officers and employees of Norbord immediately following the completion of the Transaction;

“Norbord Disclosure Letter” means the disclosure letter executed by Norbord and delivered to West Fraser on November 18, 2020 in connection with the execution of the Arrangement Agreement;

“Norbord DSU Plans” means (i) the deferred share unit plan for management of Norbord, as amended and restated as of May 5, 2020, (ii) the deferred share unit plan for non-employee directors of Norbord, as amended and restated as of May 5, 2020, and (iii) the deferred share unit plan of Ainsworth Lumber Co. Ltd., as amended and restated as of March 31, 2015;

“Norbord DSUs” means the outstanding deferred share units credited under the Norbord DSU Plans;

“Norbord ESSP” means the employee share savings plan of Norbord as amended and restated as of May 31, 2016;

“Norbord Executives” means:

(a)	Peter Wijnbergen, President and Chief Executive Officer;

(b)	Robin Lampard, Senior Vice President and Chief Financial Officer;

(c)	Alan McMeekin, Senior Vice-President, Sales and Marketing;

(d)	Kevin Burke, Senior Vice-President, North America Operations; and

(e)	Mark Dubois-Philips, Senior Vice-President, Sales, Marketing and Logistics (North America);

“Norbord Fundamental Representations” means the representations and warranties of Norbord set forth in paragraphs (a), (c), (f)(i)(A) and (h) of Schedule C of the Arrangement Agreement and the first sentence of paragraph (b) of Schedule C of the Arrangement Agreement;

“Norbord Material Subsidiaries” means each of the following subsidiaries of Norbord:

(a)	Norbord Alabama Inc.;

(b)	Norbord Europe Ltd.;

(c)	Norbord Georgia LLC;

(d)	Norbord Mississippi LLC;

(e)	Norbord NV;

(f)	Norbord Sales Inc.;

(g)	Norbord South Carolina Inc.;

(h)	Norbord Texas (Jefferson) Inc.; and

(i)	Norbord Texas (Nacogdoches) Inc.;

“Norbord Meeting” means the special meeting of Norbord Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Norbord Circular;

“Norbord Non-IFRS measures” has the meaning ascribed thereto in “Reporting Currency and Financial Information”;

“Norbord Optionholders” means the holders of Norbord Options;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan;

“Norbord RSU Plan” means the restricted stock unit plan of Norbord instituted effective as of January 31, 2006;

“Norbord RSUs” means the outstanding restricted share units credited under the Norbord RSU Plan;

“Norbord Shareholder Approval” has the meaning ascribed thereto in Section 2.2(a)(ii) of the Arrangement Agreement;

“Norbord Shareholders” means the holders of Norbord Shares;

“Norbord Shares” means common shares in the capital of Norbord, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “OSB”;

“Norbord Stock Option Plan” means the stock option plan of Norbord dated April 27, 2012, as amended on June 14, 2015, and includes, as it relates to Norbord UK Eligible Employees, the Norbord UK Subplan;

“Norbord Tenures” means, with respect to Norbord, all forest licenses, forest management agreements, tree farm licenses, timber sale licenses, timber quotas, timber permits, pulpwood agreements and other forms of agreements granting harvesting rights under the Forest Act, or similar legislation in any other jurisdictions, held by it and its subsidiaries;

“Norbord UK Eligible Employees” has the meaning ascribed thereto in Section 2 of the Norbord UK Subplan;

“Norbord UK Subplan” means the Appendix to the Norbord Stock Option Plan, approved on February 12, 2013, relating to the granting of Norbord Options to Norbord UK Eligible Employees;

“Norbord Voting Agreements” means the voting support agreements entered into by West Fraser with all of the directors of Norbord and the Norbord Executives, pursuant to which, among other things, such directors and Norbord Executives have agreed to vote all of the Norbord Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreement, substantially in the form of Schedule F of the Arrangement Agreement;

“Notice of Appearance” has the meaning ascribed thereto in “The Arrangement — Court Approval and Completion of the Arrangement”;

“Notice of Special Meeting” means the Notice of Special Meeting of Norbord Shareholders that accompanies this Norbord Circular;

“Notifiable Transaction” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Competition Act Approval”;

“Notifications” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Competition Act Approval”;

“NYSE” means the New York Stock Exchange;

“Offer to Pay” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“OSB” means oriented strand board;

“Outside Date” means February 28, 2021 or such later date as may be agreed to in writing by the Parties, provided that if on such date the condition set forth in Section 6.1(e) shall not be satisfied but all other conditions set forth in Article 6 of the Arrangement Agreement (other than those capable of being satisfied at the Effective Time only) shall have been satisfied, then the Outside Date may be postponed by up to two extension periods of up to three months each on the following basis:

(a)

either Party may elect postponement for an initial three month extension period by written notice to the other Party prior to 5:00 pm Pacific Time on the Outside Date, provided that (i) such Party is not in default of its obligations under the Arrangement Agreement; and (ii) a Regulatory Action remains outstanding and either Party is diligently contesting it; and

(b)

if the Regulatory Action remains outstanding as of the expiry of the first extension period, then either Party may elect postponement for a second three month extension period by written notice to the other Party prior to 5:00 pm Pacific Time on the initial extended Outside Date, provided that such Party is not in default of its obligations under the Arrangement Agreement;

“Parties” means Norbord and West Fraser, and “Party” means either of them;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the volume-weighted average price on the TSX of the West Fraser Shares for a five Business Day period, starting with the opening of trading on the seventh Business Day prior to the Effective Date to the closing of trading on the third to last Business Day prior to the Effective Date, as reported by Bloomberg;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations — U.S. Holders — Distributions on West Fraser Shares Received Pursuant to the Arrangement”;

“Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA, substantially in the form and on the terms set out in Appendix E hereto, and any amendments or variations thereto made in accordance with Section 9.1 of the Arrangement Agreement or the Plan of Arrangement;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Pre-Acquisition Reorganization”;

“Preliminary Offer” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“QEF election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”;

“Qualifying Holdco” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“Qualifying Holdco Shares” has the meaning ascribed thereto in “The Arrangement — Holdco Alternative”;

“RBC” means RBC Capital Markets;

“RBC Fairness Opinion” means the opinion of RBC to the effect that, as of the date of the opinion, the Consideration under the Arrangement is fair, from a financial point of view, to the Norbord Shareholders;

“RDSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“Record Date” means December 11, 2020;

“Registered Plans” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“Registered Shareholder” means a Norbord Shareholder that has a share certificate for Norbord Shares which are registered in their name or if a Norbord Shareholder holds Norbord Shares through direct registration;

“Regulatory Action” means any action, lawsuit, review, investigation, inquiry or other proceeding taken, commenced or threatened by or before any antitrust or competition regulatory authorities of Canada, the United States or any other jurisdiction in connection with Competition Laws to enjoin, prohibit or impose material limitations or conditions on the transactions contemplated by the Arrangement Agreement or which would or would reasonably be expected to have such an effect;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby, including the Key Regulatory Approvals;

“Replacement Option” means an option to purchase West Fraser Shares to be issued in accordance with Section 3.1(a)(i) of the Plan of Arrangement;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, consultants, agents, representatives and any financial or other advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in the Arrangement Agreement, and (b) the Person’s subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“RESP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“RRIF” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“RRSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“S&P” means S&P Global Ratings;

“SEC” means the United States Securities and Exchange Commission;

“Second Request” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — HSR Act Approval”;

“Securities Act (ON)” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

“Securities Laws” means the Securities Act (ON), the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Strategic Process” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“Strategic Process Financial Advisors” has the meaning ascribed thereto in “The Arrangement — Background to the Arrangement”;

“subsidiary” means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal with respect to a Party made after the date of the Arrangement Agreement by an arm’s length third party or arm’s length third parties acting jointly (and, for certainty, is not made by Brookfield or any of its affiliates if in respect of Norbord) that:

(a)	complies with Securities Laws in all material respects;

(b)	if in respect of Norbord, did not result from or otherwise involve a breach of Sections 7.1, 7.2, 7.3 or 7.4 of the Arrangement Agreement by Norbord or its Representatives;

(c)	if in respect of West Fraser, did not result from or otherwise involve a breach of Sections 7.5, 7.6, 7.7 or 7.8 of the Arrangement Agreement by West Fraser or its Representatives;

(d)

relates to the acquisition of 100% of the outstanding shares of a Party or all or substantially all of the consolidated assets of a Party and its subsidiaries, whether by way of a single or multistep transaction or a series of related transactions;

(e)

is reasonably capable of being completed without undue delay, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal (including required shareholder approvals and minimum tender requirements) and the Person making such Acquisition Proposal;

(f)

that is not subject to a financing condition or contingency and in respect of which it has been demonstrated to the satisfaction of the Party’s board of directors, acting in good faith (and after receipt of advice from its non-related financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(g)	is not subject to a due diligence or access to information condition; and

(h)

in respect of which the Party’s board of directors determines, in their good faith judgment, after consultation with outside legal counsel and after receiving advice from their non-related financial advisors that, having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of the Party from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by the other Party pursuant to Section 7.4(b) or Section 7.8(b) of the Arrangement Agreement);

“Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Superior Proposal Determination and Right to Match”;

“Supplementary Information Request” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Competition Act Approval”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Installment Deficiency” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Dividends”;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” means C$110 million;

“TFSA” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of West Fraser Shares for Investment”;

“Third-Party Proxyholder” has the meaning ascribed thereto in “General Information Concerning the Norbord Meeting and Voting — Appointment of Proxies”;

“Transaction” means the completion of the acquisition of Norbord by West Fraser in accordance with the terms of the Plan of Arrangement;

“Transfer Agent” means AST Trust Company (Canada);

“Treasury Regulations” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended;

“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended;

“U.S. Shareholders” has the meaning ascribed thereto in “Regulatory Matters — U.S. Securities Law Matters — Overview of Certain U.S. Federal Securities Laws”;

“West Fraser” means West Fraser Timber Co. Ltd., a corporation existing under the BCBCA;

“West Fraser 2021 AGM” means the annual general meeting of West Fraser Shareholders to be held in 2021;

“West Fraser Board” means the board of directors of West Fraser as the same is constituted from time to time;

“West Fraser Board Recommendation” means the unanimous determination of the West Fraser Board, after consultation with its legal and financial advisors, including the West Fraser Financial Advisors, that the Arrangement is in the best interests of West Fraser and is fair to West Fraser Shareholders and the unanimous recommendation of the West Fraser Board to West Fraser Shareholders that they vote in favour of the West Fraser Resolution;

“West Fraser Change in Recommendation” means:

(a)	the failure by the West Fraser Board to make the West Fraser Board Recommendation;

(b)

the withdrawal, amendment, modification or qualification of the West Fraser Board Recommendation in a manner adverse to Norbord prior to the West Fraser Meeting or any public statement by West Fraser of an intention to withdraw, amend, modify or qualify the West Fraser Board Recommendation in a manner adverse to Norbord prior to the West Fraser Meeting;

(c)

the failure by the West Fraser Board to publicly reaffirm (without qualification) the West Fraser Board Recommendation within five Business Days (but, in any case, prior to the West Fraser Meeting) after having been requested to do so in writing by Norbord, acting reasonably;

(d)	the acceptance, approval, endorsement or recommendation of any Acquisition Proposal, or a public proposal to do so, by the West Fraser Board;

(e)

the failure by the West Fraser Board to take any position, or the taking by the West Fraser Board of a neutral position, with respect to any Acquisition Proposal for more than five Business Days (but, in any case, prior to the West Fraser Meeting) after the announcement of such Acquisition Proposal;

(f)	the failure by West Fraser to include the West Fraser Board Recommendation in the West Fraser Circular in accordance with Section 2.7(b) of the Arrangement Agreement; or

(g)	any resolution or proposal by the West Fraser Board to take any of the foregoing actions in paragraphs (a) through (f) above;

“West Fraser Circular” means the notice of the West Fraser Meeting to be sent to the West Fraser Shareholders in connection with the West Fraser Meeting and the accompanying management proxy circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“West Fraser Class B Shares” means the Class B common shares of West Fraser;

“West Fraser Disclosure Letter” means the disclosure letter executed by West Fraser and delivered to Norbord on November 18, 2020 in connection with the execution of the Arrangement Agreement;

“West Fraser DSU” means a deferred share unit granted under the West Fraser DSU Plan;

“West Fraser DSU Plan” means the Director Deferred Share Unit Plan of West Fraser;

“West Fraser Executives” means the following executives of West Fraser:

(a)	Ray Ferris, President and Chief Executive Officer;

(b)	Chris Virostek, Vice-President, Finance and Chief Financial Officer;

(c)	Chris McIver, Vice-President, Sales and Marketing;

(d)	Sean McLaren, Vice-President, U.S. Lumber; and

(e)	Brian Balkwill, Vice-President, Canadian Wood Products;

“West Fraser Fairness Opinions” means the fairness opinions of the West Fraser Financial Advisors;

“West Fraser Financial Advisors” means Toronto Dominion Securities Inc. and Scotia Capital Inc., in their capacity as financial advisors to the West Fraser Board;

“West Fraser Fundamental Representations” means the representations and warranties of West Fraser set forth in paragraphs (a), (c), (f)(i)(A) and (h) of Schedule D of the Arrangement Agreement and the first sentence of paragraph (b) of Schedule D of the Arrangement Agreement;

“West Fraser Material Subsidiaries” means each of the following subsidiaries of West Fraser:

(a)	West Fraser Mills Ltd.;

(b)	Blue Ridge Lumber Inc.;

(c)	Sundre Forest Products Inc.;

(d)	Manning Forest Products Ltd.;

(e)	West Fraser, Inc.;

(f)	West Fraser Wood Products Inc.;

(g)	West Fraser Southeast, Inc.; and

(h)	West Fraser Newsprint Ltd.;

“West Fraser Meeting” means the special meeting of West Fraser Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Arrangement Agreement to consider the West Fraser Resolution and for any other purpose as may be set out in the West Fraser Circular;

“West Fraser Options” means the outstanding options to purchase West Fraser Shares granted under or otherwise subject to the West Fraser Stock Option Plan;

“West Fraser Resolution” means the resolution of the West Fraser Shareholders approving the issuance of such number of West Fraser Shares as is necessary to allow West Fraser to acquire 100% of the issued and outstanding Norbord Shares pursuant to the Arrangement in accordance with Section 611(c) of the TSX Company Manual;

“West Fraser Shareholder Approval” means the approval by the majority of West Fraser Shareholders of the West Fraser Resolution in the manner required by Section 611(c) of the TSX Company Manual;

“West Fraser Shareholders” means the holders of the West Fraser Shares and the West Fraser Class B Shares;

“West Fraser Shares” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “WFT”;

“West Fraser Stock Option Plan” means the stock option plan of West Fraser, as amended and restated as of April 19, 2016;

“West Fraser Tenures” means, with respect to West Fraser, all forest licenses, forest management agreements, tree farm licenses, timber sale licenses, timber quotas, timber permits, pulpwood agreements and other forms of agreements granting harvesting rights under the Forest Act, or similar legislation in any other jurisdictions, held by it and its subsidiaries;

“West Fraser Voting Agreements” means (i) the voting support agreements entered into by Norbord with all of the directors of West Fraser and the West Fraser Executives pursuant to which, among other things, such directors and West Fraser Executives have agreed to vote all of the West Fraser Shares and West Fraser Class B Shares held by them in favour of the West Fraser Resolution, on the terms and subject to the conditions set forth in such agreement, substantially in the form of Schedule F of the Arrangement Agreement, and (ii) the voting and support agreements entered into by Norbord with the Ketcham Affiliates pursuant to which, among other things, such Persons have agreed to vote all of the West Fraser Shares and West Fraser Class B Shares held by them in favour of the West Fraser Resolution, on the terms and subject to the conditions set forth in such agreements, substantially in the form of Schedule G to the Arrangement Agreement; and

“Withholding Obligation” has the meaning ascribed thereto in “The Arrangement — Procedure to Receive West Fraser Shares — Withholding Rights”.

APPENDIX B

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF WEST

FRASER

(see attached)

WEST FRASER TIMBER CO. LTD.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

FINANCIAL STATEMENTS AS AT AND FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2020 AND FOR THE

YEAR ENDED DECEMBER 31, 2019

West Fraser Timber Co. Ltd.

Pro forma Combined Consolidated Balance Sheet

As at September 30, 2020

(in millions of US dollars, except where indicated - unaudited)

	WFT[1]	Norbord	Reclass Adjustments	Pro forma Adjustments	Notes	Pro forma Combined
Current assets
Cash and short-term investments	$234	$240	$—	$(15)	5k	$459
Receivables	313	246	—	—		559
Income taxes receivable	—	6	—	—		6
Inventories	509	216	—	62	5c	787
Prepaid expenses	13	10	—			23

	1,069	718	—	47		1,834
Non-current assets
Property, plant and equipment	1,615	1,366	—	642	5d	3,623
Timber licences	358	—	3	8	5a,d	369
Goodwill and other intangibles	582	19	(3)	1,668	5a,e	2,266
Export duty deposits receivable	77	—	—	—		77
Other assets	21	8	—	—		29
Deferred income tax assets	8	1	—	—		9

	$3,730	$2,112	$—	$2,365		$8,207

Current liabilities
Payables and accrued liabilities	$409	$281	$(1)	1	5a,f	690
Current portion of long-term debt	7	—	—	—		7
Current portion of reforestation and decommissioning obligations	33	—	3	—	5a	36
Income taxes payable	51	49	—	—		100

	500	330	2	1		833
Non-current liabilities
Long-term debt	503	658	—	51	5g	1,212
Other liabilities	413	41	(2)	4	5a,h	456
Deferred income tax liabilities	203	202	—	151	5i	556

	1,619	1,231	—	207		3,057

Shareholders’ equity
Share capital	363	1,265	—	1,782	5j	3,410
Contributed surplus and merger reserve	—	(92)	—	99	5f,j	7
Retained earnings and accumulated other comprehensive earnings	1,748	(292)	—	277	5j,k	1,733

	2,111	881	—	2,158		5,150

	$3,730	$2,112	$—	$2,365		$8,207

West Fraser Timber Co. Ltd.

Pro forma Combined Consolidated Statement of Earnings and Comprehensive Earnings

For the nine months ended September 30, 2020

(in millions of US dollars, except where indicated - unaudited)

	WFT[1]	Norbord	Reclass Adjustments	Pro forma Adjustments	Notes	Pro forma Combined
Sales	$3,078	$1,613	$—	$(1)	5l	$4,690

Costs and expenses
Cost of products sold	1,876	1,123	(221)	(1)	5a,l	2,777
Freight and other distribution costs	389	—	167	—	5a	556
Export duties	94	—	—	—		94
Amortization	148	103	—	40	5d	291
Selling, general and administration	133	13	48	—	5a	194
Equity-based compensation	4	—	4	1	5a,f	9
Restructuring and impairment charges	—	26	—	—		26

	2,644	1,265	(2)	40		3,947

Operating earnings	434	348	2	(41)		743
Finance expense	(30)	(32)	—	9	5g	(53)
Other	(1)	(3)	(2)	—	5a	(6)

Earnings before tax	403	313	—	(32)		684
Tax (provision) recovery	(98)	(72)	—	7	5i	(163)

Earnings	$305	$241	$—	$(25)		$521

Earnings per share (dollars)
Basic	$5.97	$2.98			7	4.23
Diluted	$5.97	$2.98			7	4.23
Weighted average number of shares (millions)
Basic	68.7	80.8			7	123.1
Diluted	68.8	81.0			7	123.3

Comprehensive earnings
Earnings	$305	$241	$—	$(25)		$521
Other comprehensive earnings
Translation loss on foreign operations	—	(6)		—	1	(6)
Actuarial loss on post-retirement benefits	(34)	(1)		—		(35)

Comprehensive earnings	$271	$234	$—	$(25)		$480

West Fraser Timber Co. Ltd.

Pro forma Combined Consolidated Statement of Earnings and Comprehensive Earnings

For the twelve months ended December 31, 2019

(in millions of US dollars, except where indicated - unaudited)

	WFT[1]	Norbord	Reclass Adjustments	Pro forma Adjustments	Notes	Pro forma Combined
Sales	$3,675	$1,731	$—	$(4)	5l	$5,402

Costs and expenses
Cost of products sold	2,752	1,582	(309)	58	5b,c,l	4,083
Freight and other distribution costs	538	—	233	—	5b	771
Export duties	122	—	—	—		122
Amortization	195	136	—	53	5d	384
Selling, general and administration	159	14	74	—	5b	247
Equity-based compensation	4	—	3	3	5b,f	10
Restructuring and impairment charges	25	12	—	—		37

	3,795	1,744	1	114		5,654

Operating earnings	(120)	(13)	(1)	(118)		(252)
Finance expense	(37)	(53)	—	12	5g	(78)
Other	(8)	(3)	1	—	5b	(10)
Earnings before tax	(165)	(69)	—	(106)		(340)
Tax recovery	52	27	—	23	5i	102

Earnings	$(113)	$(42)	$—	$(83)		$(238)

Earnings per share (dollars)
Basic	$(2.18)	$(0.51)			7	(1.93)
Diluted	$(2.34)	$(0.51)			7	(2.00)
Weighted average number of shares (millions)
Basic	68.9	81.8			7	123.3
Diluted	69.2	81.8			7	123.8

Comprehensive earnings
Earnings	$(113)	$(42)	$—	$(83)		$(238)
Other comprehensive earnings
Translation gain on foreign operations	—	14	—	—	1	14
Actuarial loss on post-retirement benefits	(75)	—	—	—		(75)

Comprehensive earnings	$(188)	$(28)	$—	$(83)		$(299)

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

1. BASIS OF PRESENTATION

These unaudited pro forma combined consolidated financial statements have been prepared in connection with the proposed Transaction (the “Transaction”) between West Fraser Timber Co. Ltd. (the “Company” or “West Fraser”) and Norbord Inc. (“Norbord”), whereby West Fraser will acquire all of the issued and outstanding common shares of Norbord (the “Norbord Shares”). The Transaction is expected to close in the first quarter of 2021.

Change in functional and reporting currency

West Fraser has determined that as a result of the Transaction, the functional currency of its Canadian operations will change from the Canadian dollar (“CAD”) to the United States dollar (“USD”) as of the close of the proposed Transaction. For purposes of these pro forma financial statements, the change in functional currency was given pro forma effect as of September 30, 2020 for the pro forma balance sheet, and January 1, 2019 for the statement of earnings. Management considered a variety of factors when making this decision. The most significant being most sales are made in U.S. dollars, a portion of operating expenses are in U.S. dollars, and increased levels of U.S. dollar financing after the Transaction completes. To prepare the September 30, 2020 consolidated balance sheet, all assets, liabilities, share capital, and other shareholders’ equity components were translated into U.S. dollars at the exchange rate at September 30, 2020. To prepare the consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for the periods presented.

Concurrent with the change in functional currency, West Fraser will change its presentation currency from Canadian dollars to U.S. dollars. This change in presentation currency is to better reflect the Company’s business activities, following the increased presence in the U.S. as a result of the proposed Transaction and in connection with the planned listing of West Fraser’s common shares (the “West Fraser Shares”) on the New York Stock Exchange on or at the closing of the Transaction.

A change in functional currency is applied prospectively and must be based on a change in circumstance triggering event, e.g., the Transaction. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under the International Accounting Standards Board (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates. These pro forma financial statements did not apply the full transition rules of IAS 21, as pro forma rules require the preparation of the statement of earnings assuming the Transaction was completed on January 1, 2019. As such, the impact of the change in functional and presentation currency in the statement of earnings for fiscal 2019 and the nine months ended September 30, 2020, will be different when presented according to the transition rules of IAS 21. The main difference is that the foreign exchange gains and losses for West Fraser’s Canadian operations will be recorded in other comprehensive earnings in West Fraser’s cumulative translation account for the periods before the change in functional currency and earnings after the change in functional currency.

Pro forma financial statements

These unaudited pro forma combined consolidated financial statements have been prepared using information derived from, and should be read in conjunction with, the condensed consolidated unaudited interim financial statements of West Fraser as at and for the nine months ended September 30, 2020, and the audited consolidated annual financial statements of West Fraser for the year ended December 31, 2019, subject to the change in functional currency from Canadian dollars to U.S. dollars discussed above; and the unaudited condensed consolidated interim financial statements of Norbord as at and for the nine months ended October 3, 2020, and the audited consolidated annual financial statements of Norbord for the year ended December 31, 2019.

The historical annual and interim financial statements of West Fraser and Norbord were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IAS. These pro forma combined consolidated financial

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

statements have been compiled from and include:

a)	An unaudited pro forma combined consolidated balance sheet as at September 30, 2020 combining:

i.	The unaudited condensed consolidated interim balance sheet of West Fraser as at September 30, 2020, after changing the functional currency from Canadian dollars to U.S. dollars as noted above;

ii.	The unaudited condensed consolidated interim balance sheet of Norbord as at October 3, 2020; and

iii.	The adjustments described in note 5.

b)	An unaudited pro forma combined consolidated statement of earnings and comprehensive earnings for the nine months ended September 30, 2020 combining:

i.

The unaudited condensed consolidated statement of earnings and comprehensive earnings of West Fraser for the nine months ended September 30, 2020, after changing the functional currency from Canadian dollars to U.S. dollars as noted above;

ii.	The unaudited condensed consolidated interim statement of earnings and comprehensive income of Norbord for the nine months ended October 3, 2020; and

iii.	The adjustments described in note 5.

c)	An unaudited pro forma combined consolidated statement of earnings and comprehensive earnings for the year ended December 31, 2019 combining:

i.

The consolidated annual statement of earnings and comprehensive earnings of West Fraser for the year ended December 31, 2019, after changing the functional currency from Canadian dollars to U.S. dollars as noted above;

ii.	The consolidated annual statement of earnings (loss) and comprehensive income (loss) of Norbord for the year ended December 31, 2019; and

iii.	The adjustments described in note 5.

The unaudited pro forma combined consolidated balance sheet as at September 30, 2020 reflects the Transaction described in Note 3 as if it was completed on September 30, 2020. The unaudited pro forma combined consolidated statement of earnings and comprehensive earnings for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been prepared as if the proposed Transaction described in Note 3 had occurred on January 1, 2019.

The unaudited pro forma combined consolidated financial statements are not intended to reflect the financial performance or the financial position of West Fraser, which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma combined consolidated financial statements, and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred on completion of the Transaction, or other non-recurring charges have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma combined consolidated financial statements are set out in West Fraser’s audited annual consolidated financial statements for the year ended December 31, 2019, and the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020. In preparing the unaudited pro forma combined consolidated financial statements, a preliminary review was undertaken to identify any accounting policy differences between Norbord and those of the Company, where the impact was potentially material and could be reasonably estimated. Certain of Norbord’s assets, liabilities, income, and expenses have been reclassified to conform to West Fraser’s consolidated financial statement presentation. A final review of accounting policies and statement presentation will be completed after closing to ensure all differences have been identified and recognized.

3. DESCRIPTION OF THE TRANSACTION

Under the terms of the Transaction, Norbord shareholders will receive 0.675 of a West Fraser Share for each Norbord Share held (the “Exchange Ratio”). The Exchange Ratio assumes there are no Excess Dividends (as that term is defined in the arrangement agreement, dated November 18, 2020, between West Fraser and Norbord) declared by either West Fraser or Norbord prior to closing of the Transaction.

Completion of the Transaction is contingent on the approval of both West Fraser’s shareholders and Norbord’s shareholders, court approvals, regulatory approvals, listing of the West Fraser Shares on the New York Stock Exchange, and certain other customary conditions.

4. PURCHASE PRICE ALLOCATION

The proposed acquisition of the Norbord Shares by West Fraser, pursuant to the Transaction, constitutes a business combination under IFRS 3, Business Combinations (“IFRS 3”), with West Fraser as the acquirer. Accordingly, West Fraser has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Norbord. IFRS 3 requires the Company to allocate the estimated fair value of the purchase consideration to Norbord’s identifiable assets and liabilities at fair value and to recognize goodwill as the excess of the purchase consideration over the fair value of Norbord’s net identifiable assets acquired and liabilities assumed.

As of December 15, 2020, West Fraser has not completed a detailed valuation study necessary to arrive at the final estimates of the fair value of Norbord’s assets to be acquired and liabilities to be assumed. In addition, the final determination of the fair value of Norbord’s assets and liabilities, including inventory, timber licenses, property, plant, and equipment, and other intangibles, will be based on the amounts that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction date. Further, the value of the consideration to be paid by West Fraser on the consummation of the Transaction will be determined based on the closing price of the West Fraser Shares on the Transaction date. Lastly, no effect has been given to any new Norbord Shares or other equity awards that may be issued or granted subsequent to September 30, 2020, and before the Transaction’s closing date. As a result, the pro forma adjustments are preliminary and subject to change as additional information becomes available and further analysis is performed.

The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined consolidated financial information. West Fraser has estimated the fair value of Norbord’s assets and liabilities based on discussions with Norbord’s management, preliminary valuation information, due diligence, and information presented in Norbord’s public filings. Until the Transaction is completed, West Fraser and Norbord are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of the fair value of Norbord’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma combined consolidated balance

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

sheet and statement of earnings and comprehensive earnings.

The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired, and liabilities assumed for the purposes of these unaudited pro forma combined consolidated financial statements are summarized in the tables below:

Estimated West Fraser purchase consideration:
Estimated fair value of 54 million West Fraser Shares to be issued [1]	$3,047
Fair value of equity-based compensation instruments	15

Consideration	$3,062

Fair value of net assets acquired:
Cash and short-term investments	$240
Accounts receivable	246
Income tax receivable	6
Inventories	278
Prepaid expenses	10
Property, plant and equipment	2,008
Timber	11
Other non-current assets	8
Deferred income tax assets	1
Payables and accrued liabilities	(273)
Income tax payable	(49)
Current portion of reforestation and decommissioning obligations	(3)
Long-term debt	(709)
Other non-current liabilities	(43)
Deferred income tax liabilities	(353)
Goodwill and other intangibles	1,684

Net assets acquired	$3,062

1.

For the purpose of these pro forma financial statements, the estimated fair value of West Fraser Shares to be issued was determined using the closing price of West Fraser Share as per the Toronto Stock Exchange on November 18, 2020 (note 5(j)). The final consideration transferred will be determined based on West Fraser’s share price on the Transaction close date.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma combined consolidated financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction has occurred on September 30, 2020, for the consolidated balance sheet and January 1, 2019, for the consolidated statement of earnings and comprehensive earnings. The Exchange Ratio is as specified in the arrangement agreement dated November 18, 2020 between West Fraser and Norbord and is disclosed in this Circular. West Fraser has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair value of Norbord’s assets acquired and the liabilities assumed, and the related allocations of the purchase price. The valuation studies are expected to be finalized by the end of 2021.

Assumptions and adjustments made are as follows:

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

a)	Reclassifications for consistency of presentation in respect of Norbord’s October 3, 2020 balance sheet and statement of earnings are as follows:

	Reclass 1	Reclass 2	Reclass 3	Reclass 4	Total
Balance sheet
Timber licenses	3				3
Intangibles	(3)				(3)
Current portion of reforestation and decommissioning obligations		3			3
Payables and accrued liabilities		(1)			(1)
Other liabilities		(2)			(2)
Statement of earnings
Freight and other distribution costs	167				167
Cost of products sold	(167)	(52)	(2)		(221)
Equity-based compensation				4	4
Selling, general and administration		52		(4)	48
Other loss			2		2

Norbord combines timber licenses and other intangible assets, while West Fraser presents these separately. Norbord includes the current portion of reforestation obligations with payables and accrued liabilities and other liabilities, while West Fraser presents this separately.

Norbord includes freight and other distribution costs in cost of products sold, while West Fraser presents this separately. Norbord includes certain charges in cost of products sold that West Fraser includes in selling, general, and administration expense. Norbord includes certain foreign exchange gains and losses in cost of products sold, while West Fraser includes these in other income. Norbord combines equity-based compensation in general and administration, while West Fraser presents this separately. West Fraser has not finalized the detailed studies necessary to identify all line item classification differences.

b)	Reclassifications for consistency of presentation in respect of Norbord’s December 31, 2019 statement of earnings are as follows:

	Reclass 1	Reclass 2	Reclass 3	Reclass 4	Total
Statement of earnings
Freight and other distribution costs	233				233
Cost of products sold	(233)	(76)			(309)
Equity-based compensation				3	3
Selling, general and administration		76	1	(3)	74
Other income			(1)		(1)

Norbord includes freight and other distribution costs in cost of products sold, while West Fraser presents this separately. Norbord includes certain charges in cost of products sold that West Fraser includes in selling, general, and administration expense. Norbord includes certain foreign exchange gains and losses in general and administration,

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

while West Fraser includes these in other income. Norbord combines equity-based compensation in general and administration, while West Fraser presents this separately. West Fraser has not finalized the detailed studies necessary to identify all line item classification differences.

c)

The $62 million increase to inventories represents the difference between the estimated fair value on September 30, 2020, and the carrying value of Norbord’s inventories. Accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. The fair value of inventory determined as at September 30, 2020 as part of the pro forma purchase price allocation was expensed in the 2019 pro forma statement of earnings per pro forma financial statement rules. This might have been materially different if we calculated the fair value of inventory using January 1, 2019 inventory volumes and pricing. Oriented Strand Board is subject to pricing volatility, and as such, the fair value at the close date of the Transaction could be materially different.

d)

The $642 million increase to property, plant, and equipment and $8 million increase to timber licenses represent the difference between the estimated fair value on September 30, 2020, and Norbord’s carrying value. The depreciation adjustment to the September 30, 2020 and December 31, 2019 statement of earnings represents the incremental depreciation charge from the fair value adjustment.

e)

The $1,668 million increase to goodwill and other intangible assets represents the excess consideration paid over the estimated fair value of Norbord’s net assets. West Fraser has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair value of Norbord’s assets acquired and the liabilities assumed, and the related allocations of the purchase price. The valuation studies are expected to be finalized by the end of 2021. Additional definite and indefinite life intangible assets may be identified as the valuation process continues, for example, customer contracts.

f)

Payables and accrued liabilities increased by $1 million due to the fair value adjustment of Norbord’s Restricted Stock Unit (“RSU”) and Deferred Share Unit (“DSU”) plans. Contributed surplus increased by $7 million due to the fair value adjustment of the Norbord share option plans. Equity-based compensation expense increased by $1 million in the September 30, 2020 and $3 million in the December 31, 2019 statement of earnings due to the purchase price accounting adjustment for share options vested during the period.

g)

The $51 million increase to long-term debt represents the estimated fair value adjustment to Norbord’s long-term debt. This amount is accreted into income over the life of the debt resulting in a finance expense recovery of $9 million in the September 30, 2020 and $12 million in the December 31, 2019 statement of earnings.

h)	The $4 million increase to other liabilities represents the estimated purchase price valuation adjustment to Norbord’s defined benefit pension plans.

i)

The $151 million increase in deferred tax liabilities recognized is due to the changes in the balance sheet values for inventories, timber licenses, property, plant, equipment, equity-based compensation, long-term debt, and defined benefit pension plans described in notes 5(c), 5(d), 5(f), 5(g), and 5(h). A $7 million and $23 million tax recovery, respectively, was booked in the September 30, 2020 and December 31, 2019 statement of earnings as a result of these adjustments flowing through the statement of earnings.

j)

The $2,158 million increase is equity is represented by (1) the elimination of historical equity of Norbord, which decreased equity by $881 million; (2) an increase of $7 million from the equity-based compensation adjustment described in note 5f; (3) a decrease of $15 million related to Transaction costs as described in note 5k; and (4) an increase of $3,047 million from the issuance of approximately 54 million of West Fraser Shares to Norbord shareholders at a fair value of $37.78 (CAD$49.35) per Norbord Share. The price per share is based on the closing price of the West Fraser Shares as listed on the Toronto Stock Exchange on November 18, 2020, the day prior to the announcement date of the Transaction, and a CAD/USD exchange rate of 0.7655.

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

k)

The $15 million decrease to cash and short-term investments and retained earnings and accumulated other comprehensive earnings represents the estimated cash transaction costs expected to be incurred by the Company. As these costs are not expected to have a continuing impact on the combined consolidated Company’s results, the amount was recorded as a decrease in retained earnings.

l)

Represents the elimination of sales and cost of products sold for log and hog fuel sales between West Fraser and Norbord. These amounts are $1 million for September 30, 2020, and $4 million for December 31, 2019.

6. PRO FORMA SHARE CAPITAL

After giving effect to the pro forma adjustments described in note 5(j), West Fraser’s issued and outstanding share capital would be as follows:

	Number of Common shares	Amount
Common shares	66,394,529	$363
Class B common shares	2,281,478	—

Issued and outstanding, September 30, 2020	68,676,007	$363
Common share consideration issued in connection with the Transaction	54,442,176	3,047

Pro forma balance as at September 30, 2020	123,118,183	$3,410

The West Fraser Shares and West Fraser Class B common shares (“West Fraser Class B Shares”) are equal in all respects, including the right to dividends, rights upon dissolution or winding up, and the right to vote, except that each West Fraser Class B Share may at any time be exchanged for one West Fraser Share. The West Fraser Shares are listed and traded on the Toronto Stock Exchange under the symbol WFT, while the West Fraser Class B Shares are not listed on any exchange. Certain circumstances or corporate transactions may require the approval of the holders of the West Fraser Shares and West Fraser Class B Shares on a separate class by class basis.

West Fraser Timber Co. Ltd.

Notes to the Pro Forma Combined Consolidated Financial Statements

As at and for the nine months ended September 30, 2020 and for the year ended December 31, 2019

(in millions of U.S. dollars, except where indicated - unaudited)

7. PRO FORMA EARNING AND PRO FORMA EARNINGS PER SHARE

Pro forma basic and diluted earnings per share for the nine months ended September 30, 2020, and the year ended December 31, 2019, has been calculated based on the actual weighted average number of West Fraser Shares and West Fraser Class B Shares outstanding for the respective periods; as well as the number of West Fraser Shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2019:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Pro forma earnings
Basic	$521	$(238)
Share option expense (recovery)	5	(6)
Equity-settled share option adjustment	(2)	(3)

Diluted	$524	$(247)

Weighted average number of shares (thousands)
Basic per West Fraser	68,670	68,882
Number of shares issued in Transaction	54,442	54,442

Pro forma Basic	123,112	123,324
Share options per West Fraser	154	290
Number of share options replaced in Transaction	48	146

Pro forma Diluted	123,314	123,760

Pro forma earnings per share (dollars)
Basic	4.23	(1.93)
Diluted	4.23	(2.00)

APPENDIX C

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (“Arrangement”) under Section 192 of the Canada Business Corporations Act, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached to the management proxy circular of Norbord Inc. (“Norbord”) in connection therewith (the “Circular”), and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2.	the Plan of Arrangement be and is hereby authorized, approved and adopted;

3.

the arrangement agreement dated November 18, 2020 between Norbord and West Fraser Timber Co. Ltd. (“West Fraser”), as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein, and the actions of the directors of Norbord in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Norbord in executing and delivering the Arrangement Agreement and causing the performance by Norbord of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4.

notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of Norbord or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Norbord be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Norbord (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.

any director or officer of Norbord is hereby authorized, for and on behalf of Norbord, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Norbord, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Norbord, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

C-1

APPENDIX D

ARRANGEMENT AGREEMENT

(see attached)

ARRANGEMENT AGREEMENT

Made as of

November 18, 2020

Between

WEST FRASER TIMBER CO. LTD.

and

NORBORD INC.

4.1 Representations and Warranties	D-50

4.2 Disclaimer	D-51

4.3 Survival of Representations and Warranties	D-51

ARTICLE 5 COVENANTS OF NORBORD AND WEST FRASER	D-51

5.1 Covenants of Norbord Regarding the Conduct of Business	D-51

5.2 Covenants of West Fraser Regarding the Conduct of Business	D-57

5.3 Mutual Covenants	D-62

5.4 Regulatory Approvals	D-63

5.5 Additional Covenants of Norbord	D-65

5.6 Additional Covenants of West Fraser	D-66

5.7 Financing Assistance	D-67

5.8 Pre-Acquisition Reorganization	D-68

5.9 Privacy	D-70

ARTICLE 6 CONDITIONS	D-71

6.1 Mutual Conditions Precedent	D-71

6.2 Additional Conditions Precedent to the Obligations of West Fraser	D-72

6.3 Additional Conditions Precedent to the Obligations of Norbord	D-73

6.4 Satisfaction of Conditions	D-74

6.5 Notice and Cure Provisions	D-74

ARTICLE 7 ADDITIONAL COVENANTS	D-75

7.1 Norbord Non-Solicitation	D-75

7.2 Notification of Acquisition Proposals	D-77

7.3 Responding to Acquisition Proposal and Superior Proposals	D-78

7.4 Norbord Superior Proposal Determination and Right to Match	D-79

7.5 West Fraser Non-Solicitation	D-82

7.6 Notification of Acquisition Proposals	D-83

7.7 Responding to Acquisition Proposal and Superior Proposals	D-84

7.8 West Fraser Superior Proposal Determination and Right to Match	D-85

7.9 Access to Information; Confidentiality	D-88

7.10 Insurance and Indemnification	D-88

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER	D-89

8.1 Term	D-89

8.2 Termination	D-89

8.3 Termination Fee	D-92

8.4 Fees and Expenses	D-94

ARTICLE 9 GENERAL PROVISIONS	D-95

9.1 Amendment	D-95

9.2 Waiver	D-95

9.3 Third Party Beneficiaries	D-95

9.4 Further Assurances	D-96

9.5 Notices	D-96

9.6 Governing Law	D-97

9.7 Injunctive Relief	D-97

9.8 Time of Essence	D-97

9.9 Entire Agreement, Binding Effect and Assignment	D-97

9.10 Severability	D-98

9.11 Counterparts, Execution	D-98

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Representations and Warranties of Norbord

Schedule D – Representations and Warranties of West Fraser

Schedule E – Form of Brookfield Voting Agreement

Schedule F – Form of Director/Officer Voting Agreement

Schedule G - Form of West Fraser Shareholder Voting Agreement

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 18, 2020,

BETWEEN

WEST FRASER TIMBER CO. LTD., a corporation existing
under the laws of the Province of British Columbia
(“West Fraser”)

and

NORBORD INC., a corporation existing under the laws of Canada
(“Norbord”)

WHEREAS:

A. West Fraser and Norbord wish to propose an arrangement involving the acquisition by West Fraser of all of the issued and outstanding Norbord Shares in exchange for the Consideration;

B. The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the CBCA;

C. Upon the effectiveness of the Arrangement, Norbord Shareholders will be entitled to receive the Consideration for their Norbord Shares in the manner provided for in this Agreement;

D. For U.S. federal income tax purposes, West Fraser and Norbord intend for (i) the transfer of Norbord Shares to West Fraser in exchange for West Fraser Shares pursuant to the Arrangement to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury

Regulations promulgated thereunder, and (ii) this Agreement to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code;

E. West Fraser and Norbord have entered into a voting agreement with Brookfield pursuant to which, among other things, Brookfield has agreed to vote in favour of and support the transactions contemplated by this Agreement, subject to the conditions set forth in such agreement;

F. West Fraser has entered into voting agreements with all of the directors of Norbord and the Norbord Executives, pursuant to which, among other things, such directors and Norbord Executives have agreed to vote all of the Norbord Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements;

G. Norbord has entered into voting agreements with all of the directors of West Fraser, certain shareholders of West Fraser and the West Fraser Executives, pursuant to which, among other things, such directors, shareholders and West Fraser Executives have agreed to vote all of the West Fraser Shares held by them in favour of the West Fraser Resolution, on the terms and subject to the conditions set forth in such agreements; and

H. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangements.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by this Agreement and other than any transaction involving only the other Party and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, expression of interest or inquiry from any Person or group of Persons (other than from the other Party or any of its subsidiaries) made after the date hereof relating to:

(a)

any direct or indirect acquisition or sale (or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of (i) assets of the Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Party and its subsidiaries or contribute 20% or more of the consolidated annual revenue of the Party and its subsidiaries; or (ii) 20% or more of any voting or equity securities or any securities exchangeable or convertible into voting, equity or other securities (or rights or interests therein or thereto) of the Party or any of its Material Subsidiaries;

(b)	any direct or indirect take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Party;

(c)

any transaction, including any treasury issuance, that, if consummated, would result in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities or any securities exchangeable or convertible into voting, equity or other securities (or rights or interests therein or thereto) of the Party or any of its Material Subsidiaries;

(d)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Party or any of its Material Subsidiaries that, individually or in the aggregate, involves 20% or more of the consolidated assets of the Party and its Material Subsidiaries, taken as a whole, or which would, if consummated, contribute 20% or more of the consolidated revenue of the Party and its Material Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of the Party;

(e)	any other similar transactions or series of transactions involving the Party or its Material Subsidiaries; or

(f)	any public announcement of an intention to do any of the foregoing;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, the West Fraser Disclosure Letter and the Norbord Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 9.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of West Fraser and Norbord, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Norbord Shareholders approving the Arrangement to be considered at the Norbord Meeting, substantially in the form of Schedule Error! Reference source not found. hereto;

“Articles of Arrangement” means the articles of arrangement of Norbord in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to Norbord and West Fraser, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, classification, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from any Governmental Entity having jurisdiction over the Person or required by any applicable Law;

“Brookfield” means, collectively, Brookfield Asset Management Inc. and its affiliates that hold Norbord Shares and that are party to the Brookfield Voting Agreement;

“Brookfield Voting Agreement” means the voting and support agreement dated the date hereof between Norbord, Brookfield and West Fraser substantially in the form of Schedule D;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means the Securities Act (ON), together with all other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Clayton Act” means the Clayton Act of 1914, as amended;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commissioner of Competition” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Competition Act Approval” means that, in connection with the transactions contemplated by this Agreement, either:

(a)

(i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner of Competition shall have issued a written confirmation that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement; or

(b)	the Commissioner of Competition shall have issued an Advance Ruling Certificate under Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Competition Laws” means the Competition Act, the HSR Act (and any similar Law enforced by any Governmental Entity regarding pre-acquisition notifications for the purpose of competition reviews), the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment;

“Computer System Carve-Outs” means (i) mobile devices owned by third parties subject to a Party’s bring-your-own-device policies and procedures; (ii) personal computing devices owned by any third party which is used by employees, contractors, customers or suppliers; (iii) the Internet and public utility and telecommunications infrastructure provided by third parties (including fibre-optic networks, broadband infrastructure, cellular networks, landline networks, satellite services and power grids); (iv) Computer Systems supporting public websites or services used for marketing or recruitment purposes (such as social media); and (v) Computer Systems of customers or suppliers of materials (such as invoicing portals maintained by third parties);

“Computer Systems” means all computer hardware, servers, peripheral equipment, software and firmware (including operating system, virtualization, runtime, middleware and applications software), databases, raw and processed data, technology infrastructure (including telecommunications equipment), hosted systems, software as a service, platform as a service, infrastructure as a service, and other computer systems and services that are used by or accessible to a Party to receive, store, process or transmit data to carry on its business or its day to day operations and affairs, in each case other than with respect to the Computer System Carve-Outs;

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement made as of August 18, 2020 between West Fraser and Norbord, as it may be amended;

“Consideration” means a portion of a West Fraser Share equal to the Exchange Ratio for each Norbord Share;

“Consideration Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the closing price on the TSX of the West Fraser Shares for the day prior to the date of this Agreement;

“Contract” means any written contract, agreement, license, franchise, lease, arrangement or other enforceable right or binding obligation;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“COVID-19 Measures” means measures undertaken by a Party or its subsidiaries:

(a)

to comply with any quarantine, “stay at home”, social distancing, travel restrictions or any other similar directions issued by any Governmental Entity or pursuant to any Law in response to the COVID-19 pandemic, or

(b)	that are reasonably necessary to ensure the health and safety of the employees, suppliers and contractors of such Party and its subsidiaries in response to the COVID-19 pandemic;

“Depositary” means any trust company, bank or financial institution agreed to in writing by West Fraser and Norbord, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Norbord Shares for the Consideration in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Employee Plans” means (i) all employee benefit plans, as defined in Section 3(3) of ERISA (whether or not subject thereto), and (ii) all other health, welfare, retiree welfare, fringe, supplemental unemployment benefit, change of control, bonus, commission, profit sharing, transition, retention, option, insurance, compensation, incentive, equity incentive, incentive compensation, deferred compensation, tax gross-up, share purchase, share compensation, disability, registered and non-registered pension, supplemental executive pension, post-employment, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, programs, practices, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its subsidiaries, (but excluding any Statutory Plans) which are sponsored by, contributed to, maintained by or binding upon a Party or any of its subsidiaries or in respect of which a Party or any of its subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute and including, for greater certainty:

(a)	in respect of West Fraser, the West Fraser DSU Plan, the West Fraser PSU Plan and the West Fraser Stock Option Plan; and

(b)

in respect of Norbord, the Norbord Stock Option Plan, the Legacy Ainsworth Option Plan, the Norbord DSU Plans, the Norbord RSU Plan, the Norbord ESSP, the Norbord AIP and the Norbord Profit Sharing Plans;

“Environmental Laws” means all applicable federal, provincial, state, municipal, local, domestic and foreign Laws imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Permits” means all Authorizations required by or available with or from any Governmental Entity under any Environmental Laws or otherwise provided under any Environmental Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that is or has in the past six years been under common control, or treated as a single employer, together with such Person under Section 414(b), (c), (m) or (o) of the Code;

“Exchange Ratio” means the exchange ratio of 0.675 of a West Fraser Share for each Norbord Share, as such Exchange Ratio may be adjusted pursuant to this Agreement;

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended;

“Final Order” means the final order of the Court pursuant to Section 192(4) of the CBCA approving the Arrangement, as such order may be amended by the Court (with the consent of West Fraser and Norbord, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of West Fraser and Norbord, acting reasonably) on appeal;

“Financial Indebtedness” means in relation to a Person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire, purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other Person;

“Financing” has the meaning ascribed thereto in Section 5.7;

“First Nations Claim” means any and all claims (whether or not proven) by any Person to or in respect of:

(a)	rights, title or interest of any First Nations Group by virtue of its status as a First Nations Group;

(b)	treaty rights;

(c)	Métis rights, title or interests; or

(d)

specific or comprehensive claims being considered by the Government of Canada, and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Effective Date;

“First Nations Group” means any Indian band, first nation Métis community or aboriginal group, tribal council, band council or other aboriginal organization in Canada or any other group whose rights are recognized and affirmed under section 35 of Canada’s Constitution Act;

“Forest Act” means the Forest Act (British Columbia) and all policies thereunder as now in effect and as may be amended from time to time prior to the Effective Date;

“German Competition Approval” means a clearance decision issued by, or deemed to have been obtained due to lapse, expiration or termination of the waiting period from, the Bundeskartellamt (Federal Cartel Office) under Chapter VII of the Act against Restraints of Competition of 1958 (Germany);

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law as hazardous or potentially causing an adverse effect;

“Holdco Agreements” has the meaning ascribed thereto in Section 2.13(c);

“Holdco Alternative” has the meaning ascribed thereto in Section 2.13(a);

“Holdco Election Date” has the meaning ascribed thereto in Section 2.13(a);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder;

“HSR Act Approval” means the expiration or early termination of any waiting period, including any extension thereof, under the HSR Act;

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“In the Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Norbord DSUs, the Norbord RSUs and the Norbord Options;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means, with respect to a Party:

(a)

all patents, patent rights, patent applications, reissues, continuations, continuations-in-part, re-examinations, divisional applications and analogous rights to them, and inventions and discoveries owned or used by a Party in its business;

(b)	all trademarks, trademark applications and registrations, signs, trade dress, service marks, logos, slogans, brand names and other identifiers of source owned or used by a Party in its business;

(c)	all copyrights and copyright applications and registrations owned or used by a Party in its business;

(d)

all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned or used by a Party in its business;

(e)

all trade names, trade name registrations, business names, corporate names, telephone numbers, domain names, domain name registrations, website names and worldwide web addresses, social media accounts and social media handles and other communication addresses owned or used by a Party in its business;

(f)

all rights and interests in and to works, inventions (whether patentable or not), processes, data, databases, confidential information, trade secrets, designs, know-how, technical information, product formulae and information, manufacturing, engineering and other technical drawings and manuals, technology, technical information, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information owned or used by a Party in its business;

(g)

all other intellectual property rights owned or used by a Party in carrying on, or arising from the operation of, its business, and foreign equivalents or counterpart rights, in any jurisdiction throughout the world;

(h)	all licences granted to a Party of the intellectual property described in paragraphs (a) to (g) above; and

(i)	all goodwill associated with any of the foregoing.

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Norbord Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“Key Regulatory Approvals” means the Competition Act Approval, HSR Act Approval and German Competition Approval;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Legacy Ainsworth Option Plan” means the Norbord stock option plan for participants in the Ainsworth Lumber Co. Ltd. stock option plan effective as of March 31, 2015;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, in respect of any Party, any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Party and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of that Party to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to:

(a)	the execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby;

(b)	general political, economic or financial conditions in Canada, the United States or the European Union;

(c)	the state of securities or commodity markets in general;

(d)	the commencement or continuation of any war, armed hostilities or acts of terrorism;

(e)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event in any jurisdiction in which a Party operates;

(f)	any change generally affecting the industries in which that Party conducts its business;

(g)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity;

(h)	any change in applicable generally accepted accounting principles, including IFRS;

(i)	with respect to Norbord, any matter which has been disclosed by Norbord in the Norbord Disclosure Letter or in the Norbord Public Disclosure Record prior to the date hereof;

(j)	with respect to West Fraser, any matter which has been disclosed by West Fraser in the West Fraser Disclosure Letter or in the West Fraser Public Disclosure Record prior to the date hereof;

(k)	failure of a Party to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(l)

any decrease in the trading price or any decline in the trading volume of the equity securities of that Party (it being understood that the causes underlying such change in trading price or trading volume (other than those causes identified in sub-paragraphs (a) through (j) above, as applicable to that Party) may be taken into account in determining whether a Material Adverse Effect has occurred); or

(m)	any action taken by a Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the Ordinary Course of business),

provided, however, that (x) in respect of clauses (b) through (h), such change, development, effect, event, circumstance, fact or occurrence does not have a materially disproportionate effect on that Party relative to other companies in the industry in which the Party operates; and (y) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act (ON);

“Material Contracts” means any Contract to which a Party or any of its subsidiaries is a party or bound or to which any of their respective assets are subject:

(a)	which, if terminated or if it ceased to be in effect, would have a Material Adverse Effect;

(b)

under which a Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $1 million in the aggregate;

(c)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $10 million;

(d)

under which a Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $10 million over the remaining term of the Contract, except for (i) sales orders and purchase orders entered into in the ordinary course of business, (ii) Contracts related to the forecasted capital expenditures disclosed in the Norbord Capital Plan or the West Fraser Capital Plan, as the case may be and (iii) any Contract which is terminable on 90 days or less notice without penalty or continuing obligation;

(e)

that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that limits or restricts in any material respect the ability of such Party or any of its subsidiaries to solicit any customers or clients of other parties thereto;

(f)	which relates to any material partnership, limited liability company agreement, joint venture, alliance agreement or similar agreement or arrangement;

(g)

entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by amalgamation, merger or otherwise) of assets, capital stock or other equity interests of another Person for aggregate consideration in excess of $10 million;

(h)

which is still in force and has been filed by any Party with Securities Authorities as a material contract and forms part of the Norbord Public Disclosure Record or the West Fraser Public Disclosure Record, as applicable;

(i)	with any Governmental Entity;

(j)	providing for the payment of any commission based on sales, other than to employees of such Party or any of its subsidiaries in excess of $5 million over a 12-month period;

(k)	collective bargaining agreement or any other material Contract with any labour union; or

(l)

between a Party or any of its subsidiaries, on the one hand, and any of their respective officers, directors or shareholders, on the other hand, excluding pursuant to an employment agreement or Employee Plan or fees payable in the ordinary course to members of the Norbord Board or the West Fraser Board, as applicable;

“material fact” has the meaning ascribed thereto in the Securities Act (ON);

“Material Subsidiary” means, in the case of Norbord, the Norbord Material Subsidiaries, and in the case of West Fraser, the West Fraser Material Subsidiaries;

“MD&A” means management’s discussion and analysis;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in Section 2.4(b);

“Norbord” means Norbord Inc., a corporation existing under the laws of Canada;

“Norbord AIP” means the Norbord Annual Incentive Compensation Plan for Corporate Employees, dated May 2005, as amended January, 2010;

“Norbord Board” means the board of directors of Norbord as the same is constituted from time to time;

“Norbord Board Recommendation” means the unanimous determination of the Norbord Board, after consultation with its legal advisors and RBC, that the Arrangement is in the best interests of Norbord and is fair to Norbord Shareholders and the unanimous recommendation of the Norbord Board to Norbord Shareholders that they vote in favour of the Arrangement Resolution;

“Norbord Capital Plan” means the capital plan forecasted by Norbord and made available to West Fraser in the Norbord Data Room;

“Norbord Change in Recommendation” means:

(a)	the failure by the Norbord Board to make the Norbord Board Recommendation;

(b)

the withdrawal, amendment, modification or qualification of the Norbord Board Recommendation in a manner adverse to West Fraser prior to the Norbord Meeting or any public statement by Norbord of an intention to withdraw, amend, modify or qualify the Norbord Board Recommendation in a manner adverse to West Fraser prior to the Norbord Meeting;

(c)

the failure by the Norbord Board to publicly reaffirm (without qualification) the Norbord Board Recommendation within five Business Days (but in any case prior to the Norbord Meeting) after having been requested to do so in writing by West Fraser, acting reasonably;

(d)	the acceptance, approval, endorsement or recommendation of any Acquisition Proposal, or a public proposal to do so, by the Norbord Board;

(e)

the failure by the Norbord Board to take any position, or the taking by the Norbord Board of a neutral position, with respect to any Acquisition Proposal for more than five Business Days (but in any case prior to the Norbord Meeting) after the announcement of such Acquisition Proposal;

(f)	the failure by Norbord to include the Norbord Board Recommendation in the Norbord Circular in accordance with Section 2.4(b) of this Agreement; or

(g)	any resolution or proposal by the Norbord Board to take any of the foregoing actions in paragraphs (a) through (f) above;

“Norbord Circular” means the notice of the Norbord Meeting to be sent to the Norbord Shareholders in connection with the Norbord Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Norbord Computer Systems” has the meaning ascribed thereto in paragraph (mm)(i) of Schedule B;

“Norbord Continuing Executives” means the holders of Incentive Securities who are not Norbord Departing Executives;

“Norbord Data Room” means the electronic data room established by Norbord in connection with the transactions contemplated by this Agreement, hosted by Donnelley Financial Solutions, as such electronic data room existed as of 11:59 pm (Eastern time) on November 18, 2020;

“Norbord Departing Executives” means the officers and employees of Norbord who will cease and not continue as officers and employees of Norbord immediately following the completion of the Transaction;

“Norbord Disclosure Letter” means the disclosure letter executed by Norbord and delivered to West Fraser on the date hereof in connection with the execution of this Agreement;

“Norbord DRIP” means the dividend reinvestment plan of Norbord, as amended and restated as of August 30, 2017;

“Norbord DSU Plans” means (i) the deferred share unit plan for management of Norbord, as amended and restated as of May 5, 2020, (ii) the deferred share unit plan for non-employee directors of Norbord, as amended and restated as of May 5, 2020, and (iii) the deferred share unit plan of Ainsworth Lumber Co. Ltd., as amended and restated as of March 31, 2015;

“Norbord DSUs” means the outstanding deferred share units credited under the Norbord DSU Plans;

“Norbord Employee Plans” has the meaning ascribed thereto in paragraph (ii)(i) of Schedule B;

“Norbord ESSP” means the employee share savings plan of Norbord as amended and restated as of May 31, 2016;

“Norbord Excess Dividend” means any dividend or other distribution (whether in cash, shares or property, or any combination thereof) declared, set aside or paid on the Norbord Shares if such dividend or other distribution is in excess of $0.60 per share per quarter;

“Norbord Excess Dividend Notice” has the meaning ascribed thereto in Section 5.1(k);

“Norbord Executives” means:

(a)	Peter Wijnbergen, President and Chief Executive Officer;

(b)	Robin Lampard, Senior Vice President and Chief Financial Officer;

(c)	Alan McMeekin, Senior Vice-President, Sales and Marketing;

(d)	Kevin Burke, Senior Vice-President, North America Operations; and

(e)	Mark Dubois-Philips, Senior Vice-President, Sales, Marketing and Logistics (North America);

“Norbord Fairness Opinion” means the opinion of RBC to the effect that, as of the date of the opinion, the Consideration to be received by the Norbord Shareholders under the Arrangement is fair, from a financial point of view, to the Norbord Shareholders;

“Norbord Financial Statements” has the meaning ascribed thereto in paragraph (m) of Schedule B;

“Norbord Fundamental Representations” means the representations and warranties of Norbord set forth in paragraphs (a), (c), (f)(i)(A) and (h) of Schedule B and the first sentence of paragraph (b) of Schedule B;

“Norbord Intellectual Property” has the meaning ascribed thereto in paragraph (ll)(i) of Schedule B;

“Norbord Lease Documents” has the meaning ascribed thereto in paragraph (z)(iii) of Schedule B;

“Norbord Leased Properties” has the meaning ascribed thereto in paragraph (z)(iii) of Schedule B;

“Norbord Matching Period” has the meaning ascribed thereto in Section 7.8(a)(v);

“Norbord Material Subsidiaries” means each of the following subsidiaries of Norbord:

(a)	Norbord Alabama Inc.;

(b)	Norbord Europe Ltd.;

(c)	Norbord Georgia LLC;

(d)	Norbord Mississippi LLC;

(e)	Norbord NV;

(f)	Norbord Sales Inc.;

(g)	Norbord South Carolina Inc.;

(h)	Norbord Texas (Jefferson) Inc.; and

(i)	Norbord Texas (Nacogdoches) Inc.;

“Norbord Meeting” means the special meeting of Norbord Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Norbord Circular;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan;

“Norbord Owned Real Property” has the meaning ascribed thereto in paragraph (z)(z) of Schedule B;

“Norbord Profit Sharing Plans” means (i) the Norbord Profit Sharing Incentive Plan (Canada), dated March 2018; and (ii) the Norbord Profit Sharing Incentive Plan (US);

“Norbord Public Disclosure Record” means all documents and information filed by Norbord under applicable Securities Laws on SEDAR and filed with or furnished to the SEC by Norbord under the U.S. Exchange Act, since December 31, 2019;

“Norbord RSU Plan” means the restricted stock unit plan of Norbord instituted effective as of January 31, 2006;

“Norbord RSUs” means the outstanding restricted share units credited under the Norbord RSU Plan;

“Norbord Shareholder Approval” has the meaning ascribed thereto in Section 2.2(a)(ii); “Norbord Shareholders” means the holders of Norbord Shares;

“Norbord Shares” means common shares in the capital of Norbord, as currently constituted and that are currently listed and posted for trading on the TSX and NYSE under the symbol “OSB”;

“Norbord Stock Option Plan” means the stock option plan of Norbord dated April 27, 2012, as amended on June 14, 2015, and includes, as it relates to Norbord UK Eligible Employees, the Norbord UK Subplan;

“Norbord Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(iii);

“Norbord Tax Installment Deficiency” has the meaning ascribed thereto in Section 5.1(k);

“Norbord Tenures” means, with respect to Norbord, all forest licenses, forest management agreements, tree farm licenses, timber sale licenses, timber quotas, timber permits, pulpwood agreements and other forms of agreements granting harvesting rights under the Forest Act, or similar legislation in any other jurisdictions, held by it and its subsidiaries;

“Norbord Termination Fee Event” has the meaning ascribed thereto in Section 8.3(a);

“Norbord UK Eligible Employees” has the meaning ascribed thereto in Section 2 of the Norbord UK Subplan;

“Norbord UK Subplan” means the Appendix to the Norbord Stock Option Plan, approved on February 12, 2013, relating to the granting of Norbord Options to Norbord UK Eligible Employees;

“Norbord Voting Agreements” means the voting agreements entered into by West Fraser with all of the directors of Norbord and the Norbord Executives, pursuant to which, among other things, such directors and Norbord Executives have agreed to vote all of the Norbord Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreement, substantially in the form of Schedule E;

“NYSE” means the New York Stock Exchange;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Ordinary Course” means, with respect to an action to be taken by a Party or its subsidiaries, that such action is consistent with the past practices of the Party and its subsidiaries, as such practices are reflected in the financial statements of the Party, and is taken in the ordinary course of the normal day-to-day operations of the business of the Company, including as such operations may have been varied by a Party on a temporary basis in response to the COVID-19 pandemic;

“Outside Date” means February 28, 2021 or such later date as may be agreed to in writing by the Parties, provided that if on such date the condition set forth in Section 6.1(e) shall not be satisfied but all other conditions set forth in Article 6 (other than those capable of being satisfied at the Effective Time only) shall have been satisfied, then the Outside Date may be postponed by up to two extension periods of up to three months each on the following basis:

(a)

either Party may elect postponement for an initial three month extension period by written notice to the other Party prior to 5:00 pm Pacific Time on the Outside Date, provided that (i) such Party is not in default of its obligations under this Agreement; and (ii) a Regulatory Action remains outstanding and either Party is diligently contesting it; and

(b)

if the Regulatory Action remains outstanding as of the expiry of the first extension period, then either Party may elect postponement for a second three month extension period by written notice to the other Party prior to 5:00 pm Pacific Time on the initial extended Outside Date, provided that such Party is not in default of its obligations under this Agreement;

“Parties” means Norbord and West Fraser, and “Party” means either of them;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the volume-weighted average price on the TSX of the West Fraser Shares for a five Business Day period, starting with the opening of trading on the seventh Business Day prior to the Effective Date to the closing of trading on the third to last Business Day prior to the Effective Date, as reported by Bloomberg;

“Permitted Encumbrances” means, collectively, (a) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor in the Norbord Financial Statements; (b) with respect to Norbord only, Liens under all security documents under Norbord’s 6.25% Senior Secured Notes due April 2023 and 5.75% Senior Secured Notes due July 2027, and Norbord’s revolving bank lines as disclosed in Norbord’s Public Disclosure Record; (c) Liens imposed by law such as builders, workers, carriers, warehousemen, suppliers, landlords and mechanics Liens, in each case incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings; (d) leases or subleases of real estate, survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not individually or in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (e) Liens on insurance policies and proceeds thereof or other deposits to secure insurance premium financings; (f) filing of Uniform Commercial Code or PPSA financing statements as precautionary measures in connection with operating leases and operating leases of personal property entered into in the ordinary course of business and having term renewals of greater than one year that are deemed to be Liens under applicable Law; (g) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made; (h) Liens on specific items of inventory or other goods and the proceeds thereof of any Person securing such Person’s obligations in respect of bankers acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase shipment or storage of such inventory or other goods; (i) grants of software and other technology licenses in the ordinary course of business; (j) Liens arising out of conditional sale title retention consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (k) Liens in connection with escrow deposits made in connection with any acquisition of assets; (l) Liens arising in the ordinary course of business in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor; (m) any extension, renewal or replacement in whole or in part of any Lien described in the foregoing (a) through (e), provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien extended, renewed or replaced and shall not extend to any other property other than such item of property originally covered by such Lien or by improvement thereof or additions or accessions thereto; (n) leases, licenses, subleases and sublicenses of assets, including, real property and intellectual property rights that do not materially interfere with the ordinary conduct of the business of the Person or any of its subsidiaries; (o) covenants, conditions, restrictions, agreements, easements and other matters of record affecting title to the real property provided that they have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used; (p) any unregistered easements, rights-of-way or other unregistered interests or claims not disclosed by the records of the land registry or land titles division in which the real property is located but which are granted by or prescribed by Law have been complied with or which do not individually or in the aggregate materially and adversely impair the current use and operation of the real property; (q) such defects, imperfections or irregularities of title or Liens including, by way of example, encroachments and other matters which would be revealed by an up-to-date survey as do not individually or in the aggregate materially and adversely impair the current use and operation of the real property; (r) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private parties pertaining to the use, development, redevelopment and/or operation of the real property and any security granted in connection therewith; (s) standard statutory limitations conditions and exceptions to title and any rights reserved or vested in any Person by any original patent or grant or any statutory provision provided that they have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used; (t) general native land claims in respect of aboriginal title to crown lands in British Columbia that do not relate specifically to any Norbord Tenures, any Norbord Owned Real Property or any Authorization of Norbord or its subsidiaries and (u) Liens disclosed in Section 1.1 of the Norbord Disclosure Letter;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 9.1 hereof or the Plan of Arrangement;

“PPSA” means the Personal Property Security Act (Ontario) or the Personal Property Security Act (British Columbia), to the extent applicable based on the location of the personal property and the application of applicable conflicts rules, and any other applicable federal, provincial or territorial statute pertaining to the granting perfecting priority or ranking of security interests, liens or hypothecs on personal property including the Civil Code of Quebec and any successor statutes together with any regulations thereunder in each case as in effect from time to time;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.8(a);

“Qualifying Holdco” has the meaning ascribed thereto in Section 2.13(a);

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in Section 2.13(a);

“Qualifying Holdco Shares” has the meaning ascribed thereto in Section 2.13(a)(v);

“RBC” means RBC Dominion Securities Inc.;

“Regulatory Action” means any action, lawsuit, review, investigation, inquiry or other proceeding taken, commenced or threatened by or before any antitrust or competition regulatory authorities of Canada, the United States or any other jurisdiction in connection with Competition Laws to enjoin, prohibit or impose material limitations or conditions on the transactions contemplated by this Agreement or which would or would reasonably be expected to have such an effect;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby, including the Key Regulatory Approvals;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property;

“Replacement Option” means an option to purchase West Fraser Shares to be issued in accordance with Section 3.1(a)(i) of the Plan of Arrangement;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, consultants, agents, representatives and any financial or other advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Restricted Party” means a Person that is: (i) listed on, or owned or controlled by a person listed on, or acting on behalf of a Person listed on, any Sanctions List, (ii) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of Sanctions, or (iii) otherwise a target of Sanctions;

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) the United Kingdom; or (v) the respective governmental institutions and agencies of any of the foregoing, including, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority (together “the Sanctions Authorities”);

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designations made by, any of the Sanctions Authorities;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act (ON)” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

“Securities Laws” means the Securities Act (ON), the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended;

“Statutory Plans” means statutory benefit plans which a Party or any of its subsidiaries is required to participate in or comply with or in respect of which any of them has an actual or potential liability, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation;

“subsidiary” means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal with respect to a Party made after the date of this Agreement by an arm’s length third party or arm’s length third parties acting jointly (and, for certainty, is not made by Brookfield or any of its affiliates if in respect of Norbord) that:

(a)	complies with Securities Laws in all material respects;

(b)	if in respect of Norbord, did not result from or otherwise involve a breach of Sections 7.1, 7.2, 7.3 or 7.4 by Norbord or its Representatives;

(c)	if in respect of West Fraser, did not result from or otherwise involve a breach of Sections 7.5, 7.6, 7.7 or 7.8 by West Fraser or its Representatives;

(d)

relates to the acquisition of 100% of the outstanding shares of a Party or all or substantially all of the consolidated assets of a Party and its subsidiaries, whether by way of a single or multistep transaction or a series of related transactions;

(e)

is reasonably capable of being completed without undue delay, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal (including required shareholder approvals and minimum tender requirements) and the Person making such Acquisition Proposal;

(f)

that is not subject to a financing condition or contingency and in respect of which it has been demonstrated to the satisfaction of the Party’s board of directors, acting in good faith (and after receipt of advice from its non-related financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(g)	is not subject to a due diligence or access to information condition; and

(h)

in respect of which the Party’s board of directors determines, in their good faith judgment, after consultation with outside legal counsel and after receiving advice from their non-related financial advisors that, having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of the Party from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by the other Party pursuant to Section 7.4(b) or Section 7.8(b));

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“TDSI” means Toronto Dominion Securities Inc.;

“Termination Fee” means $110 million;

“Transaction” means the completion of the acquisition of Norbord by West Fraser in accordance with the terms of the Plan of Arrangement;

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) that is in the control of a Party that is to be disclosed or conveyed to the other Party or any of its Representatives or agents by or on behalf of such Party as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to such other Party prior to the execution of this Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended; and

“Voting Agreements” means, collectively:

(a)	the Brookfield Voting Agreement;

(b)	the West Fraser Voting Agreements; and

(c)	the Norbord Voting Agreements;

“West Fraser” means West Fraser Timber Co. Ltd., a corporation existing under the laws of the Province of British Columbia;

“West Fraser Board” means the board of directors of West Fraser as the same is constituted from time to time;

“West Fraser Board Recommendation” means the unanimous determination of the West Fraser Board, after consultation with its legal and financial advisors, including the West Fraser Financial Advisors, that the Arrangement is in the best interests of West Fraser and is fair to West Fraser Shareholders and the unanimous recommendation of the West Fraser Board to West Fraser Shareholders that they vote in favour of the West Fraser Resolution;

“West Fraser Capital Plan” means the capital plan forecasted by West Fraser and made available to Norbord in the West Fraser Data Room;

“West Fraser Change in Recommendation” means:

(a)	the failure by the West Fraser Board to make the West Fraser Board Recommendation;

(b)

the withdrawal, amendment, modification or qualification of the West Fraser Board Recommendation in a manner adverse to Norbord prior to the West Fraser Meeting or any public statement by West Fraser of an intention to withdraw, amend, modify or qualify the West Fraser Board Recommendation in a manner adverse to Norbord prior to the West Fraser Meeting;

(c)

the failure by the West Fraser Board to publicly reaffirm (without qualification) the West Fraser Board Recommendation within five Business Days (but in any case prior to the West Fraser Meeting) after having been requested to do so in writing by Norbord, acting reasonably;

(d)	the acceptance, approval, endorsement or recommendation of any Acquisition Proposal, or a public proposal to do so, by the West Fraser Board;

(e)

the failure by the West Fraser Board to take any position, or the taking by the West Fraser Board of a neutral position, with respect to any Acquisition Proposal for more than five Business Days (but in any case prior to the West Fraser Meeting) after the announcement of such Acquisition Proposal;

(f)	the failure by West Fraser to include the West Fraser Board Recommendation in the West Fraser Circular in accordance with Section 2.7(b) of this Agreement; or

(g)	any resolution or proposal by the West Fraser Board to take any of the foregoing actions in paragraphs (a) through (f) above;

“West Fraser Circular” means the notice of the West Fraser Meeting to be sent to the West Fraser Shareholders in connection with the West Fraser Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“West Fraser Class B Shares” means the Class B common shares of West Fraser;

“West Fraser Computer Systems” has the meaning ascribed thereto in paragraph (ll)(i) of Schedule C;

“West Fraser Data Room” means the electronic data room established by West Fraser in connection with the transactions contemplated by this Agreement, hosted by McMillan LLP, as such electronic data room existed as of 11:59pm (Eastern time) on November 18, 2020;

“West Fraser Disclosure Letter” means the disclosure letter executed by West Fraser and delivered to Norbord on the date hereof in connection with the execution of this Agreement;

“West Fraser DS Unit” means a deferred share unit granted under the West Fraser DSU Plan; “West Fraser DSU Plan” means the Director Deferred Share Unit Plan of West Fraser;

“West Fraser Employee Plans” has the meaning ascribed thereto in paragraph (hh)(i) of Schedule C;

“West Fraser Excess Dividend” means any dividend or other distribution (whether in cash, shares or property, or any combination thereof) declared, set aside or paid on the West Fraser Shares if such dividend or other distribution is in excess of $0.30 per share per quarter;

“West Fraser Excess Dividend Notice” has the meaning ascribed thereto in Section 5.2(j); “West Fraser Executives” means the following executives of West Fraser:

(a)	Ray Ferris, President and Chief Executive Officer;

(b)	Chris Virostek, Vice-President, Finance and Chief Financial Officer;

(c)	Chris McIver, Vice-President, Sales and Marketing;

(d)	Sean McLaren, Vice-President, U.S. Lumber; and

(e)	Brian Balkwill, Vice-President, Canadian Wood Products;

“West Fraser Fairness Opinions” means the opinions of the West Fraser Financial Advisors to the effect that, as of the date of the opinion, the completion of the Transaction is fair, from a financial point of view, to the West Fraser Shareholders;

“West Fraser Financial Advisors” means TDSI and Scotia Capital Inc., in their capacity as financial advisors to the West Fraser Board;

“West Fraser Fundamental Representations” means the representations and warranties of West Fraser set forth in paragraphs (a), (c), (f)(i)(A) and (h) of Schedule C and the first sentence of paragraph (b) of Schedule C;

“West Fraser Matching Period” has the meaning ascribed thereto in Section 7.4(a)(v);

“West Fraser Material Subsidiaries” means each of the following subsidiaries of West Fraser:

(a)	West Fraser Mills Ltd.;

(b)	Blue Ridge Lumber Inc.;

(c)	Sundre Forest Products Inc.;

(d)	Manning Forest Products Ltd.;

(e)	West Fraser, Inc.;

(f)	West Fraser Wood Products Inc.;

(g)	West Fraser Southeast, Inc.; and

(h)	West Fraser Newsprint Ltd.;

“West Fraser Meeting” means the special meeting of West Fraser Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with this Agreement to consider the West Fraser Resolution and for any other purpose as may be set out in the West Fraser Circular;

“West Fraser PS Unit” means a performance share unit granted under the West Fraser PSU Plan;

“West Fraser PSU Plan” means the Phantom Share Unit Plan of West Fraser;

“West Fraser Public Disclosure Record” means all documents and information filed by West Fraser under applicable Securities Laws on SEDAR since December 31, 2019;

“West Fraser Resolution” means the resolution of the West Fraser Shareholders approving the issuance of the Consideration to the Norbord Shareholders pursuant to the Arrangement in accordance with the requirements of the TSX;

“West Fraser RS Unit” means a restricted share unit granted under the West Fraser PSU Plan;

“West Fraser Shareholder Approval” means the approval by the majority of West Fraser Shareholders of the West Fraser Resolution in the manner required by the TSX;

“West Fraser Shareholders” means the holders of the West Fraser Shares and the West Fraser Class B Shares;

“West Fraser Shares” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “WFT”;

“West Fraser Stock Option Plan” means the stock option plan of West Fraser, as amended and restated as of April 19, 2016;

“West Fraser Superior Proposal Notice” has the meaning ascribed thereto in Section 7.8(a)(iii);

“West Fraser Tax Installment Deficiency” has the meaning ascribed thereto in Section 5.2(j);

“West Fraser Tenures” means, with respect to West Fraser, all forest licenses, forest management agreements, tree farm licenses, timber sale licenses, timber quotas, timber permits, pulpwood agreements and other forms of agreements granting harvesting rights under the Forest Act, or similar legislation in any other jurisdictions, held by it and its subsidiaries;

“West Fraser Termination Fee Event” has the meaning ascribed thereto in Section 8.3(b); and

“West Fraser Voting Agreements” means (i) the voting agreements entered into by Norbord with all of the directors of West Fraser and the West Fraser Executives, substantially in the form of Schedule E and (ii) the voting agreements entered into by Norbord with certain shareholders of West Fraser, substantially in the form of Schedule H, in each case pursuant to which, among other things, such persons have agreed to vote all of the West Fraser Shares held by them in favour of the West Fraser Resolution, on the terms and subject to the conditions set forth in such agreements.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7 Knowledge

In this Agreement, references to “the knowledge of Norbord” means the actual collective knowledge, following due inquiry, of Peter Wijnbergen, President and Chief Executive Officer of Norbord, and Robin Lampard, Senior Vice President and Chief Financial Officer of Norbord, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of Norbord or its subsidiaries).

In this Agreement, references to “the knowledge of West Fraser” means the actual collective knowledge, following due inquiry, of Ray Ferris, President and Chief Executive Officer of West Fraser, and Chris Virostek, Vice-President, Finance and Chief Financial Officer of West Fraser, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of West Fraser or its subsidiaries).

1.8 Disclosure Letters

Each of the Norbord Disclosure Letter and the West Fraser Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.9 Subsidiaries

References to Norbord in Article 3 and Schedule B refer to Norbord and its subsidiaries on a consolidated basis (provided that for greater certainty, for purposes of paragraph (x) of Schedule B, the representation and warranty shall not be provided on a consolidated basis if that basis is not required or provided for under applicable Law, in which case a reference to Norbord shall refer to Norbord and each of its subsidiaries on an unconsolidated basis), except that references to Norbord in paragraphs or subparagraphs (b), (c), (d), (f), (g), (h), (i), (j), (k), (l) and 1(x)(x) of Schedule B refer to only Norbord and not to its subsidiaries.

References to West Fraser in Article 4 and Schedule C refer to West Fraser and its subsidiaries on a consolidated basis (provided that for greater certainty, for purposes of paragraph (w) of Schedule C, the representation and warranty shall not be provided on a consolidated basis if that basis is not required or provided for under applicable Law, in which case a reference to West Fraser shall refer to West Fraser and each of its subsidiaries on an unconsolidated basis), except that references to West Fraser in paragraphs or subparagraphs (c), (d), (e), (h), (i), (j), (k), (l), and (w)(x) of Schedule C refer to only West Fraser and not to its subsidiaries.

1.10 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Representations and Warranties of Norbord

Schedule D – Representations and Warranties of West Fraser

Schedule E – Form of Brookfield Voting Agreement

Schedule F – Form of Director/Officer Voting Agreement

Schedule G – Form of West Fraser Shareholder Voting Agreement

ARTICLE 2

THE ARRANGEMENT

2.1 The Arrangement

West Fraser and Norbord agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order

Norbord shall apply to the Court pursuant to section 192 of the CBCA for the Interim Order as follows:

(a)

as soon as reasonably practicable following the date of execution of this Agreement, but in no event later than December 18, 2020, Norbord shall, in a manner reasonably acceptable to West Fraser, prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order which must provide, among other things:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Norbord Meeting and the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Arrangement Resolution shall be 66 2⁄3% of the votes cast on the Arrangement Resolution by Norbord Shareholders present in person or represented by proxy and entitled to vote at the Norbord Meeting (“Norbord Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of Norbord’s constating documents, including quorum requirements and other matters, shall apply in respect of the Norbord Meeting;

(iv)

for the grant of the Dissent Rights to registered holders of Norbord Shares which Dissent Rights shall provide for a Norbord Shareholder’s written objection to the Arrangement Resolution to be received by Norbord at least two days before the Norbord Meeting;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Norbord Meeting may be adjourned or postponed from time to time by Norbord in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)

that the record date for Norbord Shareholders entitled to notice of and to vote at the Norbord Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Norbord Meeting; and

(viii)	for such other matters as West Fraser may reasonably require, subject to obtaining the prior written consent of Norbord, which will not be unreasonably withheld.

(b)

In seeking the Interim Order, Norbord shall advise the Court that it is West Fraser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of West Fraser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement, as contemplated in Section 2.5.

2.3 Norbord Meeting

Subject to the terms of this Agreement:

(a)

Norbord shall set the record date for Norbord Shareholders entitled to vote at the Norbord Meeting as promptly as practicable and, in any event, the record date shall be no later than December 11, 2020, and shall convene and conduct the Norbord Meeting in accordance with the Interim Order, Norbord’s constating documents and applicable Laws as soon as reasonably practicable, and in any event on or before January 31, 2021, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Norbord Meeting without the prior written consent of West Fraser, except:

(i)	as required for quorum purposes; or

(ii)	as required or permitted under Section 6.5 or Section 7.4(e).

Norbord will use commercially reasonable efforts to schedule the Norbord Meeting on the same day as, and immediately prior to, the West Fraser Meeting.

(b)

Norbord will use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, at Norbord’s discretion or if so requested by West Fraser (and at Norbord’s sole expense), using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the Arrangement Resolution. Norbord shall instruct Norbord’s transfer agent to report to West Fraser and its designated Representatives on a daily basis on each of the last ten (10) Business Days prior to the Norbord Meeting as to the aggregate tally of the proxies received by Norbord in respect of the Arrangement Resolution.

(c)	Except for non-substantive communications from any Norbord Shareholder (provided that communications from such Norbord Shareholders are not substantive in the aggregate), Norbord will promptly advise West Fraser of any communication (written or oral) from any Norbord Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Norbord Shareholder of Dissent Rights received by Norbord in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Norbord, and any written communications sent by or on behalf of Norbord to any Norbord Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(d)	Norbord will not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of West Fraser.

(e)

Norbord, at the request of West Fraser from time to time, will provide West Fraser with a list (in both written and electronic form) of (i) the Norbord Shareholders, together with their addresses and respective holdings of Norbord Shares, and (ii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Norbord Shares, together with their addresses and respective holdings of Norbord Shares. Norbord shall from time to time require that its registrar and transfer agent furnish West Fraser with such additional information, including updated or additional lists of Norbord Shareholders, and lists of securities positions and other assistance as West Fraser may reasonably request in order to be able to communicate with respect to the Arrangement with the Norbord Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

2.4 Norbord Circular

(a)

Subject to West Fraser’s compliance with Section 2.4(c), Norbord shall as promptly as practicable prepare and compile the Norbord Circular together with any other documents required by Law in connection with the Norbord Meeting and cause the Norbord Circular and such other documents to be filed and sent to each Norbord Shareholder and any other Person as required by the Interim Order or Law.

(b)

Norbord shall ensure that the Norbord Circular complies in all material respects with the Interim Order and applicable Laws, and, without limiting the generality of the foregoing, that the Norbord Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (a “Misrepresentation”) (other than in each case with respect to any information relating to and provided by West Fraser) and shall provide Norbord Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Norbord Meeting. Without limiting the generality of the foregoing, the Norbord Circular will include: (i) a copy of the Norbord Fairness Opinions; (ii) the Norbord Board Recommendation; and (iii) statements that Brookfield and the officers and directors of Norbord intend to vote all of their respective Norbord Shares in favour of the Arrangement Resolution, subject to the other terms of this

Agreement, the Brookfield Voting Agreement and the Norbord Voting Agreements.

(c)

West Fraser will furnish to Norbord all such information regarding West Fraser and its affiliates as may be required by Law to be included in the Norbord Circular and other documents related thereto. West Fraser shall ensure that no such information will include any Misrepresentation. West Fraser hereby indemnifies and saves harmless Norbord and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which Norbord or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Norbord Circular that was provided by West Fraser or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(d)

West Fraser and its legal counsel shall be given a reasonable opportunity to review and comment on the Norbord Circular and related documents, prior to the Norbord Circular being printed and mailed to Norbord Shareholders and filed with the Securities Authorities and reasonable consideration shall be given to any comments made by West Fraser and its counsel, provided that all information relating to Norbord and its subsidiaries included in the Norbord Circular shall be in form and content reasonably satisfactory to Norbord and all information relating to West Fraser and its subsidiaries included in the Norbord Circular shall be in form and content reasonably satisfactory to West Fraser.

(e)

Each Party shall promptly notify the other Party if at any time before the Effective Date, it becomes aware that the Norbord Circular contains a Misrepresentation, or that the Norbord Circular otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Norbord Circular, as required or appropriate, and Norbord shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Norbord Circular to Norbord Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5 U.S. Securities Law Matters

The Parties agree that the Arrangement shall be carried out with the intention that all West Fraser Shares issued under the Arrangement shall be issued by West Fraser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate West Fraser’s compliance with the U.S. Securities Act and other United States securities Laws, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)

pursuant to Section 2.2(b), prior to the issuance of the Interim Order, the Court shall be advised as to the intention of Norbord and West Fraser to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of West Fraser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)

prior to the issuance of the Interim Order, Norbord shall file with the Court a copy of the proposed text of the Norbord Circular together with any other documents required by applicable Laws in connection with the Norbord Meeting;

(c)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Arrangement and the issuance of the West Fraser Shares pursuant to the Arrangement;

(d)

Norbord shall ensure that each Norbord Shareholder shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

all Norbord Shareholders entitled to receive West Fraser Shares pursuant to the Arrangement shall be advised that the West Fraser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and shall be issued by West Fraser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of West Fraser, shall be subject to certain restrictions on resale under the United States securities Laws, including Rule 144 under the U.S. Securities Act;

(f)

the Interim Order approving the Norbord Meeting shall specify that each Person entitled to receive West Fraser Shares pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(g)

the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Norbord Shareholders entitled to receive West Fraser Shares pursuant to the Arrangement;

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of common shares and options of West Fraser pursuant to the Plan of Arrangement.”; and

(i)	the Court shall hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order.

2.6 West Fraser Meeting

Subject to the terms of this Agreement:

(a)

West Fraser shall set the record date for West Fraser Shareholders entitled to vote at the West Fraser Meeting as promptly as practicable and, in any event, the record date shall be no later than December 11, 2020, and shall convene and conduct the West Fraser Meeting in accordance with West Fraser’s constating documents and applicable Laws as soon as reasonably practicable, and in any event on or before January 31, 2021 and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the West Fraser Meeting without the prior written consent of Norbord, except:

(i)	as required for quorum purposes; or

(ii)	as required or permitted under Section 6.5 or Section 7.8(e).

(b)	West Fraser will use commercially reasonable efforts to schedule the West Fraser Meeting on the same day as, and immediately following, the Norbord Meeting.

(c)

West Fraser will use commercially reasonable efforts to solicit proxies in favour of the approval of the West Fraser Resolution, including, at West Fraser’s discretion or if so requested by Norbord (and at West Fraser’s sole expense), using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the West Fraser Resolution. West Fraser shall instruct West Fraser’s transfer agent to report to Norbord and its designated Representatives on a daily basis on each of the last ten (10) Business Days prior to the West Fraser Meeting as to the aggregate tally of the proxies received by West Fraser in respect of the West Fraser Resolution.

(d)

Except for non-substantive communications from any West Fraser Shareholder (provided that communications from such West Fraser Shareholders are not substantive in the aggregate), West Fraser will promptly advise Norbord of any communication (written or oral) from any West Fraser Shareholder in opposition to the West Fraser Resolution.

2.7 West Fraser Circular

(a)

Subject to Norbord’s compliance with Section 2.4(c), West Fraser shall as promptly as practicable prepare and compile the West Fraser Circular together with any other documents required by Law in connection with the West Fraser Meeting and cause the West Fraser Circular and such other documents to be filed and sent to each West Fraser Shareholder and any other Person as required by Law.

(b)

West Fraser shall ensure that the West Fraser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the West Fraser Circular does not contain any Misrepresentation (other than in each case with respect to any information relating to and provided by Norbord) and shall provide West Fraser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the West Fraser Meeting. Without limiting the generality of the foregoing, the West Fraser Circular will include: (i) a copy of the West Fraser Fairness Opinions; (ii) the West Fraser Board Recommendation, and (iii) a

statement that the officers and directors of West Fraser intend to vote all of their respective West Fraser Shares in favour of the West Fraser Resolution, subject to the other terms of this Agreement and the West Fraser Voting Agreements.

(c)

Norbord will furnish to West Fraser all such information regarding Norbord and its affiliates as may be required by Law to be included in the West Fraser Circular and other documents related thereto. Norbord shall ensure that no such information will include any Misrepresentation. Norbord hereby indemnifies and saves harmless West Fraser and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which West Fraser or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the West Fraser Circular that was provided by Norbord or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(d)

Norbord and its legal counsel shall be given a reasonable opportunity to review and comment on the West Fraser Circular and related documents, prior to the West Fraser Circular being printed and mailed to West Fraser Shareholders and filed with the Securities Authorities and reasonable consideration shall be given to any comments made by Norbord and its counsel, provided that all information relating to West Fraser and its subsidiaries included in the West Fraser Circular shall be in form and content reasonably satisfactory to West Fraser and all information relating to Norbord and its subsidiaries included in the West Fraser Circular shall be in form and content reasonably satisfactory to Norbord.

(e)

Each Party shall promptly notify the other Party if at any time before the Effective Date, it becomes aware that the West Fraser Circular contains a Misrepresentation, or that the West Fraser Circular otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the West Fraser Circular, as required or appropriate, and West Fraser shall promptly mail or otherwise publicly disseminate any amendment or supplement to the West Fraser Circular to West Fraser Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.8 Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Norbord Meeting by Norbord Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the West Fraser Resolution is passed at the West Fraser Meeting by the West Fraser Shareholders, subject to the terms of this Agreement, Norbord shall as soon as reasonably practicable thereafter, and in any event within three Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA.

2.9 Court Proceedings

Subject to the terms of this Agreement, Norbord will, in cooperation with West Fraser, diligently pursue the Interim Order and the Final Order and West Fraser will cooperate with and assist Norbord in seeking the Interim Order and the Final Order, including by providing Norbord on a timely basis any information required to be supplied by West Fraser in connection therewith. Norbord will provide West Fraser’s legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials, and will give reasonable consideration to all such comments. Norbord will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement. Norbord will also provide West Fraser’s legal counsel on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Norbord or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. In addition, Norbord will not object to legal counsel to West Fraser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Norbord is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Norbord will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, West Fraser.

2.10 Articles of Arrangement and Effective Date

(a)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(b)

Norbord shall amend the Plan of Arrangement at any time and from time to time prior to the Effective Date, at the reasonable request of West Fraser, to modify any of its terms as determined to be necessary or desirable by West Fraser, acting reasonably, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to Norbord or the Norbord Shareholders in any respect, or (iii) creates a reasonable risk of delaying, impairing or impeding in any material respect the satisfaction of any conditions set forth in Article 6.

(c)

The Arrangement shall become effective on the date upon which West Fraser and Norbord agree in writing as the Effective Date or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Sections 6.1, 6.2 and 6.3 of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist) and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

2.11 Incentive Plan and Employment Matters

(a)	In accordance with the Plan of Arrangement, Norbord shall take all actions necessary so that, at the time specified in the Plan of Arrangement:

(i)

with respect to Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives, or Norbord directors, such Incentive Securities will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(A)

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

(B)

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended in accordance with the adjustment provisions of the Norbord RSU Plan so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, and provided that references in the Norbord RSU Plan to “Shares” will be to West Fraser Shares; and

(C)	with respect to the Norbord DSUs:

(1)

any director fees earned, but not yet credited in the form of Norbord DSUs, in accordance with the Norbord DSU Plans, to a participating director, shall be credited in the form of Norbord DSUs to the applicable participating director on the Business Day immediately preceding the Effective Date (which day shall be the “Valuation Date” for purposes of the Norbord DSU Plans);

(2)

any salary earned, but not yet credited in the form of Norbord DSUs, in accordance with the Norbord DSU Plans, to a participating employee, shall be credited in the form of Norbord DSUs to the applicable participating employee on the day immediately preceding the Effective Date (which day shall be the “Salary Credit Date” for purposes of the Norbord DSU Plans); and

(3)

after giving effect to the credits in Section 2.11(a)(i)(C)(1) and Section 2.11(a)(i)(C)(2) above, each Norbord DSU outstanding immediately prior to the Effective Time, will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended in accordance with the adjustment provisions of the Norbord DSU Plans so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio and provided that references in the Norbord DSU Plans to “Shares” will be to West Fraser Shares;

(ii)

with respect to Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives, such Incentive Securities will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(A)

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to (1) the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (2) the Payout Value, less (3) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to $0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

(B)

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

(b)

Norbord will file an election in the prescribed form under subsection 110(1.1) of the Tax Act in respect of each holder of Norbord Options who would be entitled to a deduction pursuant to paragraph 110(1)(d) of the Tax Act and provide the holder of Norbord Options with evidence in writing of the election.

(c)

West Fraser will take all steps reasonably necessary to enable West Fraser to issue the Replacement Options in accordance with the Plan of Arrangement and, following the completion of the Arrangement, to ensure that the West Fraser Shares issuable upon the exercise of the Replacement Options be freely tradeable by the holders thereof, including by filing a Form S-8 with the SEC within a reasonable period of time following the Effective Date.

(d)

At least ten Business Days prior to the Effective Date, West Fraser and Norbord will agree, each acting reasonably, upon a list containing the names, job titles and location of the Norbord Departing Executives. Any such Norbord Departing Executive will be terminated on a without cause basis following the Effective Time.

(e)

West Fraser and Norbord agree that West Fraser shall make, or shall not impair, impede or delay Norbord from making, any and all payments owing to employees of Norbord and its subsidiaries pursuant to the Norbord AIP and the Norbord Profit Sharing Plans in respect of the 2020 fiscal year by February 28, 2021, consistent with past practice. For greater certainty, if such payments are made by Norbord prior to the Effective Time, the Parties agree that such payments shall not be a breach of Norbord’s obligations under this Agreement, including under Section 5.1.

2.12 Payment of Consideration

West Fraser will, following receipt of the Final Order and at least one Business Day prior to the Effective Date, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time: (i) sufficient West Fraser Shares to satisfy the aggregate Consideration to be paid to Norbord Shareholders (other than dissenting Norbord Shareholders) and Qualifying Holdco Shareholders and (ii) sufficient funds to satisfy any cash payments in lieu of fractional West Fraser Shares, in each case under the Plan of Arrangement.

2.13 Holdco Alternative

(a)	West Fraser will permit persons (“Qualifying Holdco Shareholders”) that, (A) are resident in Canada for purposes of the Tax Act (including a “Canadian partnership”

as defined for the purposes of the Tax Act); (B) are not exempt from tax under Part I of the Tax Act; (C) are registered owners of Norbord Shares as of the date that is 10 days prior to the Norbord Meeting; and (D) elect in respect of such Norbord Shares, by notice in writing provided to West Fraser (or the Depositary) not later than 5:00 p.m. (Toronto time) on the date that is 10 days prior to the Norbord Meeting (the “Holdco Election Date”), to sell all of the issued shares of a corporation (“Qualifying Holdco”), which shall not be comprised of more than one class of common shares, the terms and conditions of which shall be determined in consultation with West Fraser (the “Holdco Alternative”), provided that:

(i)	such Qualifying Holdco was incorporated under the CBCA or in another Canadian jurisdiction satisfactory to West Fraser, acting reasonably, not earlier than the date of this Agreement;

(ii)

such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than Norbord Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the ownership of the Norbord Shares or, with West Fraser’s consent, such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

(iii)

at the time of the acquisition of the Qualifying Holdco Shares by West Fraser (the “Acquisition Time”), such Qualifying Holdco will have no liabilities or obligations of any kind whatsoever, absolute or contingent, accrued or accruing (except to West Fraser under the terms of the Holdco Alternative), and nothing shall have occurred that, with the passage of time or the happening of events, could lead to such liabilities or obligations;

(iv)

at the Acquisition Time, such Qualifying Holdco will not have unpaid declared dividends or other unpaid distributions of any description and, prior to the Acquisition Time, such Qualifying Holdco shall not have declared or paid any dividends or other distributions, other than one or more increases in stated capital, one or more stock dividends, a cash dividend financed with a daylight loan, which shall not be outstanding as of the Acquisition Time, or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall no longer be outstanding as of the Acquisition Time;

(v)

at the Acquisition Time, such Qualifying Holdco shall have no shares outstanding other than the shares (the “Qualifying Holdco Shares”) being disposed of to West Fraser by the Qualifying Holdco Shareholder, who shall be the sole registered and beneficial owner of such shares with good and valid title thereto free and clear of all Liens, and no other person shall have any option, warrant or other right to acquire any securities of or other interest of any description in such Qualifying Holdco, and the Qualifying Holdco shall be the sole registered and beneficial owner of its Norbord Shares with good and valid title thereto free and clear of all Liens;

(vi)	at all times such Qualifying Holdco shall be a resident of Canada for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;

(vii)	such Qualifying Holdco shall have not more than three directors and three officers;

(viii)

the Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending prior to the Acquisition Time, subject to West Fraser’s right to approve all such Tax Returns as to form and substance;

(ix)

notwithstanding any other provision of this Agreement, the Qualifying Holdco Shareholder, and its ultimate controlling shareholder, shall indemnify West Fraser and Norbord, and any successor thereof, for any and all liabilities of the Qualifying Holdco in respect of any matter in connection with the acquisition of such Qualifying Holdco Shares by West Fraser that relates to the period prior to the Effective Time, together with any inaccuracies in the provisos or failure to comply with any of the covenants referenced in this Section 2.13, in a form satisfactory to West Fraser and Norbord, each acting reasonably, such indemnities to survive the execution and delivery of this Agreement and the Effective Time;

(x)

the Qualifying Holdco Shareholder will provide West Fraser with copies of all documents necessary to effect the transactions contemplated herein or ancillary thereto on or before the later of: (a) 5 days prior to the date of the Norbord Meeting or (b) the date that is 15 days prior to the Effective Date, as communicated by West Fraser to the Qualifying Holdco Shareholder, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Acquisition Time;

(xi)

the entering into or implementation of the Holdco Alternative will not result in any delay in the Norbord Meeting, the mailing date of the Norbord Circular or the completion of the Arrangement, and will not impair, impede or delay completing any other transaction contemplated by this Agreement, and will not be, in the opinion of West Fraser, acting reasonably, prejudicial or adverse to West Fraser or Norbord;

(xii)

access to the books and records of such Qualifying Holdco shall have been provided on or before the later of: (a) 5 days prior to the date of the Norbord Meeting or (b) the date that is 15 days prior to Effective Date, as communicated by West Fraser to the Qualifying Holdco Shareholder, and West Fraser and its advisors shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(xiii)

the terms and conditions of such Holdco Alternative and the Holdco Agreements (as defined below) must be satisfactory to West Fraser and Norbord in form and substance, each acting reasonably, and must include representations, warranties and indemnities which are satisfactory to West Fraser and Norbord, each acting reasonably;

(xiv)	the Qualifying Holdco Shareholder shall waive its Dissent Rights;

(xv)

the Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses, including legal and accounting expenses, incurred by West Fraser or Norbord in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by West Fraser or Norbord;

(xvi)

the Qualifying Holdco Shareholder and West Fraser shall agree that West Fraser or the Qualifying Holdco Shareholder may require that the Qualifying Holdco make the election provided in section 256(9) of the Tax Act in respect of the acquisition of control of the Qualifying Holdco by West Fraser;

(xvii)

at the Acquisition Time, performance of this Agreement by the Qualifying Holdco Shareholder, and the consummation of the transactions contemplated hereby, will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or by-laws or constating documents of the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable); (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or judgment, order, writ, injunction or decree of any regulatory authority or Governmental Entity having jurisdiction over the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable); (iii) require any consent or other action by any person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any provision of any contract to which the Qualifying Holdco or Qualifying Holdco Shareholder (if applicable) is a party or by which it or any of its properties or assets may be bound; or (iv) result in the creation or imposition of any Lien on the Norbord Shares held by the Qualifying Holdco or the shares of the Qualifying Holdco being sold to West Fraser by the Qualifying Holdco Shareholder; and

(xviii)

at the Acquisition Time, unless prior written consent is obtained by West Fraser, such Qualifying Holdco will not have made any election or designation under the Tax Act or any Canadian provincial or territorial income tax legislation, other than eligible dividend designations and proper elections made under section 85 of the Tax Act and any Canadian provincial or territorial income tax legislation in connection with the transactions contemplated herein.

(b)

Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to West Fraser and Norbord, by the later of (i) 5 days prior to the date of the Norbord Meeting, and (ii) the date that is 15 days prior to the Effective Date, of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of or the transactions involved in such Holdco

Alternative are not satisfactory to West Fraser in form and substance, acting reasonably, West Fraser will consider reasonably any proposals put forward by the Qualifying Holdco Shareholder in structuring an alternative transaction in a manner satisfactory to West Fraser, acting reasonably. In the event that the terms and conditions of the transactions involved in such Holdco Alternative are not satisfactory to West Fraser, acting reasonably, and no alternative transactions can be agreed, no Holdco Alternative shall be offered and the other transactions contemplated by this Agreement shall be completed subject to the other terms and conditions hereof.

(c)

Each Qualifying Holdco Shareholder (and, as required by West Fraser, the Qualifying Holdco Shareholder’s ultimate controlling shareholder) that has elected the Holdco Alternative will be required to enter into a share purchase agreement and other ancillary documentation (collectively, the “Holdco Agreements”) providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco by West Fraser and for such other matters involving the Qualifying Holdco (including representations, warranties and indemnities reasonably acceptable to West Fraser in form and substance) as are contemplated by the Plan of Arrangement in a form consistent with the foregoing. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to properly enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative. Upon request by a Qualifying Holdco Shareholder, West Fraser may in its sole discretion agree to waive any of the requirements described in this Section 2.13.

(d)

Norbord covenants and agrees to use commercially reasonable efforts, as determined by Norbord in its sole discretion and provided such efforts do not impair, impede or delay completion of the Arrangement, to cooperate in providing any information that a Shareholder may reasonably request in determining whether it will elect the Holdco Alternative.

2.14 Board of Directors of West Fraser

(a)

West Fraser shall take all necessary actions to ensure that upon the completion of the Arrangement, two current independent directors of Norbord will be appointed to the board of directors of West Fraser.

(b)

Norbord will cause each of the Norbord directors to resign as a director of Norbord as of the Effective Time, irrespective of whether such Norbord director will be appointed to the West Fraser Board in connection with the completion of the Arrangement.

2.15 Announcement and Shareholder Communications

The Parties shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in the form approved by each of West Fraser and Norbord in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. West Fraser and Norbord agree to co-operate in the preparation of presentations, if any, to Norbord Shareholders and West Fraser Shareholders, as applicable, regarding the Plan of Arrangement; provided, however, that the foregoing shall be subject to either Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and each Party shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, none of the foregoing shall prevent either Party from making (i) internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the ordinary course of business that do not relate specifically to this Agreement or the Arrangement so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by Norbord. The Parties acknowledge that each Party will file this Agreement and a material change report relating thereto on SEDAR.

2.16 Withholding Taxes

West Fraser, the Depositary and Norbord shall be entitled to deduct and withhold from any amount payable or deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other consideration or payments otherwise payable or deliverable to any former securityholders of Norbord, such amounts as West Fraser, the Depositary or Norbord, as applicable, determines are required to deduct and withhold with respect to such payment or delivery under the Tax Act or any provision of any other Laws in respect of Taxes, or to meet any related remittance requirement. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.17 Adjustment of Consideration

(a) If on or after the date hereof and except pursuant to the Plan of Arrangement either Party: (i) splits, consolidates or reclassifies any of its issued and outstanding common shares; (ii) undertakes any other capital reorganization; or (iii) declares, sets aside or pays any dividend or other distribution to its common shareholders of record as of a time prior to the Effective Time (other than the declaration or payment of dividends as permitted under Section 5.1(k) or Section 5.2(j)), each Party shall, acting in good faith, agree to such adjustments to the Arrangement, including adjustments to the Exchange Ratio and adjustments to provide for the deduction and payment of a dividend, as necessary to provide the same economic effect as contemplated by this Agreement and to restore the original intention of the Parties in the circumstances (and in the case of any dividend or other distribution to shareholders, other than the dividends or distributions permitted under Section 5.1(k) or Section 5.2(j), the adjustment shall be based on the amount or value of any such dividend or other distribution and, in the case of a Norbord Excess Dividend, calculated in accordance with Section 2.17(b)), or, in the case of a West Fraser Excess Dividend, calculated in accordance with Section 2.17(c).

(b)

If Norbord declares, sets aside or pays a Norbord Excess Dividend during the period between the date hereof and the Effective Time in accordance with Section 5.1(k), the Exchange Ratio will be adjusted to equal the following amount:

Adjusted	=	Exchange	x	(Consideration Value – Norbord
Exchange Ratio		Ratio		Excess Dividend Amount)
Consideration Value

(A)	Adjusted Exchange Ratio = the Exchange Ratio, as adjusted to give effect to the Norbord Excess Dividend

(B)	Exchange Ratio = the Exchange Ratio, as then in effect prior to the adjustment for the Norbord Excess Dividend

(C)	Consideration Value = the amount of the Consideration Value, as then in effect prior to the adjustment for the Norbord Excess Dividend

(D)

Norbord Excess Dividend Amount = the aggregate amount of the Norbord Excess Dividend (which amount will be the total amount of Norbord Excess Dividend without deduction of the $0.60 per share threshold), as calculated on a per Norbord Share basis with reference to the number of issued and outstanding Norbord Shares as of the date of this Agreement, minus, the amount by which $0.60 per fiscal quarter exceeds any regular quarterly dividend declared by Norbord after the date hereof and prior to the Effective Date;

(c)

To the extent that West Fraser declares, sets aside or pays a West Fraser Excess Dividend during the period between the date hereof and the Effective Time in accordance with Section 5.2(j), the Exchange Ratio will be adjusted to equal the following amount:

Adjusted	Exchange
Ratio		=	Consideration Value
(Consideration Value / Exchange Ratio – West Fraser Excess Dividend Amount)

(A)	Adjusted Exchange Ratio = the Exchange Ratio, as adjusted to give effect to the West Fraser Excess Dividend

(B)	Exchange Ratio = the Exchange Ratio, as then in effect prior to the adjustment for the West Fraser Excess Dividend

(C)	Consideration Value = the amount of the Consideration Value, as then in effect prior to the adjustment for the West Fraser Excess Dividend

(D)

West Fraser Excess Dividend Amount = the aggregate amount of the West Fraser Excess Dividend (which amount will be the total amount of West Fraser Excess Dividend without deduction of the $0.30 per share threshold), as calculated on a per West Fraser Share basis with reference to the number of issued and outstanding West Fraser Shares as of the date of this Agreement, minus, the amount by which $0.30 per fiscal quarter exceeds any regular quarterly dividend declared by West Fraser after the date hereof and prior to the Effective Date;

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF NORBORD

3.1 Representations and Warranties

Except as disclosed in the Norbord Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Norbord Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the Norbord Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), Norbord hereby represents and warrants to and in favour of West Fraser as set forth in Schedule B, and acknowledges that West Fraser is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2 Disclaimer

West Fraser agrees and acknowledges that, except as set forth in this Agreement, Norbord makes no representation or warranty, express or implied, at law or in equity, with respect to Norbord, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed..

3.3 Survival of Representations and Warranties

The representations and warranties of Norbord contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF WEST FRASER

4.1 Representations and Warranties

Except as disclosed in the West Fraser Public Disclosure Record (excluding any disclosures set forth in any section of a document in the West Fraser Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the West Fraser Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), West Fraser hereby represents and warrants to and in favour of Norbord as set forth in Schedule C, and acknowledges that Norbord is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2 Disclaimer

Norbord agrees and acknowledges that, except as set forth in this Agreement, West Fraser makes no representation or warranty, express or implied, at law or in equity, with respect to West Fraser, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3 Survival of Representations and Warranties

The representations and warranties of West Fraser contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF NORBORD AND WEST FRASER

5.1 Covenants of Norbord Regarding the Conduct of Business

Norbord covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by this Agreement or as otherwise expressly contemplated by this Agreement, (ii) as disclosed in the Norbord Disclosure Letter, (iii) as contemplated in the Norbord Capital Plan, (iv) as required by applicable Laws or any Governmental Entity, (v) any COVID-19 Measures undertaken by Norbord, provided that Norbord shall use its commercially reasonable efforts to consult with West Fraser in good faith prior to undertaking such COVID-19 Measures and provide notice to West Fraser upon undertaking such COVID-19 Measures, or (vi) as consented to by West Fraser in writing (which consent shall not be unreasonably withheld or delayed), Norbord shall, and shall cause each of its subsidiaries to conduct its business in the Ordinary Course of business consistent in all material respects with past practice, and use commercially reasonable efforts to maintain and preserve the business organization, assets, goodwill and business relationships it currently maintains and keep available the services of its respective officers and employees as a group. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or, as disclosed in the Norbord Disclosure Letter, as contemplated in the Norbord Capital Plan or as required by applicable Laws or any Governmental Entity, Norbord shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of West Fraser (such consent not to be unreasonably withheld or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Norbord or any of its subsidiaries; (iii) except in relation to internal transactions solely involving Norbord and its wholly-owned subsidiaries or solely among such wholly-

owned subsidiaries, issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares in the capital of Norbord or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Norbord or its subsidiaries, other than the issuance of Norbord Shares pursuant to the terms of the Norbord Options outstanding on the date hereof, the issuance of Norbord DSUs to participating directors and employees of Norbord as regularly scheduled under the Norbord DSU Plans and secondary market purchases of Norbord Shares in accordance with the Norbord ESSP; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Norbord or any of its subsidiaries, other than secondary market purchases of Norbord Shares in accordance with the Norbord ESSP and the redemption of Norbord RSUs or Norbord DSUs pursuant to the terms of the Norbord RSU Plans or Norbord DSU Plans, as applicable, on the date hereof; (v) amend the terms of any of its securities; (vi) reduce the stated capital of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Norbord or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or other applicable Laws; (ix) (A) make or rescind any material Tax election, amend, in any manner adverse to Norbord, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting, or (B) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice; or (x) enter into any agreement with respect to any of the foregoing;

(b)	reorganize, amalgamate, consolidate or merge with any Person;

(c)

(i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in whole or in part, any asset with a transaction value in excess of $5 million, other than in accordance with the Norbord Capital Plan (which for the avoidance of doubt, shall not be considered to include the disposal by Norbord or any subsidiary of obsolete assets or the sale by Norbord or any subsidiary of accounts receivable or inventory in the Ordinary Course of business) or in relation to internal transactions solely involving Norbord and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (a) the acquisition of any raw materials in the Ordinary Course of business, (b) pursuant to a Contract in existence on the date hereof, (c) pursuant to acquisitions in the Ordinary Course of business not in excess of $5 million in purchase price (including any related debt financing described in clause (iii) of this Section 5.1(c) in the aggregate) or otherwise in accordance with the Norbord Capital Plan or (d) in relation to internal transactions solely involving Norbord and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances, in an amount, on a per transaction or series of related transactions basis, in excess of $10 million in the aggregate, other than (a) pursuant to a Contract in existence on the date hereof, (b) in connection with acquisitions permitted under clause (ii) of this Section 5.1(c) or (c) in relation to internal transactions solely involving Norbord and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (iv) prepay any long-term indebtedness before its scheduled maturity; (v) take any action that would result in any material amendment, modification or change of any term of any Financial Indebtedness of Norbord, other than in relation to internal transactions solely involving Norbord and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (vi) waive, release, grant or transfer any rights of material value; or (vii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(d)

other than as is necessary to comply with the terms of this Agreement, applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 5.1(h) of the Norbord Disclosure Letter:

(i)

provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

(ii)	make any payment to a holder of Incentive Securities in consideration for the extinguishment or termination of the Incentive Securities;

(iii)	grant any stock options under the Norbord Stock Option Plan;

(iv)	make any adjustment to the exercise price of any outstanding stock options or other payment or grant of consideration in respect of any payment by Norbord of any dividends;

(v)

grant any RSUs, other than RSUs granted to the holders of outstanding RSUs to the extent that such holders are entitled to be credited with additional RSUs with respect to dividends declared and paid by Norbord prior to the Effective Date in accordance with this Agreement; or

(vi)

grant any DSUs, other than DSUs granted to the holders of outstanding DSUs to the extent that such holders are entitled to be credited with additional DSUs with respect to dividends declared and paid by Norbord prior to the Effective Date in accordance with this Agreement and DSUs credited pursuant to outstanding elections to receive DSUs in lieu of salary and bonus or directors fees that have been made by employees or directors of Norbord consistent Norbord’s disclosed compensation policies;

(e)

other than in the Ordinary Course of business consistent with past practice or as is necessary to comply with the terms of this Agreement, applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 5.1(h) of the Norbord Disclosure Letter:

(i)	grant to any officer, director, or employee of Norbord or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase;

(ii)	make any loan to any officer, employee, consultant or director of Norbord or any of its subsidiaries;

(iii)

take any action with respect to the grant of any severance, change of control, retention, bonus or termination pay to, or enter into, establish, amend or terminate any employment agreement, deferred compensation or other similar agreement with, or hire, or terminate employment (except for just cause or poor performance, and the backfill of those positions in the Ordinary Course) of, any officer or director of Norbord or any of its subsidiaries;

(iv)	materially increase any benefits payable under or materially amend any Employee Plan;

(v)	increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Norbord or any of its subsidiaries; or

(vi)	establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or other agreement with a labour union;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Norbord and/or any of its subsidiaries in excess of $5 million (except where the action, claim or proceeding is insured and Norbord’s contribution does not exceed its deductible); or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Norbord or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Norbord or any of its affiliates from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Norbord or any of its subsidiaries;

(i)

other than in the Ordinary Course of business or as is necessary to comply with applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 5.1(d) of the Norbord Disclosure Letter: (i) modify or amend in any material respect adverse to Norbord, transfer or terminate any Material Contract or waive, release or assign any material rights or claims thereto or thereunder; or (ii) enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(j)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(k)	declare, set aside or pay any dividends or other distribution (whether in cash, shares or property, or any combination thereof) on the Norbord Shares, other than in accordance with the following:

(i)

quarterly dividends to be paid in accordance with the variable dividend policy and dividend payment schedule of Norbord currently in effect, provided that if such dividends exceed the amount of $0.60 per Norbord Share per quarter, then such dividend shall be a Norbord Excess Dividend;

(ii)	it will be a condition to the declaration and payment of any Norbord Excess Dividend that:

(A)	the Norbord Excess Dividend will be declared no earlier than five Business Days prior to the Effective Time, and will be paid in full prior to the Effective Time;

(B)	there will only be one Norbord Excess Dividend declared and/or paid prior to the Effective Time;

(C)	the adjustment provisions of Section 2.17 shall apply; and

(D)	the conditions in Sections 5.1(k)(iii) and (iv) will be complied with;

(iii)

it will be a condition to the declaration and payment of any Norbord Excess Dividend that Norbord will have sufficient cash available for distribution to pay such Norbord Excess Dividend and, specifically:

(A)

Norbord will not fund the cash for payment of any Norbord Excess Dividend through any borrowing, advance, loan or other liability under Norbord’s credit facilities or any other debt or debt like arrangements (including the accounts receivable securitization program);

(B)	payment of any Norbord Excess Dividend will not result in Norbord having any Financial Indebtedness in excess of that recorded on Norbord’s October 3, 2020 balance sheet;

(C)

Norbord will not defer or delay any ongoing capital plans, including the plans set out in the Norbord Capital Plan referenced in the Arrangement Agreement, or the payment of expenses thereunder or the payment of any accounts payable which will be paid when due in the ordinary course in a manner consistent with past practice;

(D)

Norbord will ensure that the payment of the Norbord Excess Dividend would not result in Norbord having cash on hand at the Effective Time of less than $50 million, plus the amount of cash required to pay after the Effective Time all amounts that would be payable by Norbord and its subsidiaries in respect of taxes for the 2020 tax year to the extent that Norbord has not fully paid such taxes through installment payments, which cash will not be funded through any borrowing, advance, loan or other liability under Norbord’s credit facilities or any other debt or debt like arrangements (the “Norbord Tax Installment Deficiency”); and

(E)	payment of the Norbord Excess Dividend would not be prohibited under the CBCA;

(iv)

in the event that Norbord proposes to proceed with the declaration of a Norbord Excess Dividend, it will provide written notice of such proposal to West Fraser no less than five Business Days prior to the date of declaration of the proposed Norbord Excess Dividend (a “Norbord Excess Dividend Notice”). Each Norbord Excess Dividend Notice will include (i) the amount of any proposed Norbord Excess Dividend and the proposed adjustment to the Exchange Ratio under Section 2.17, along with a certificate of an officer certifying compliance with the covenants on interim dividends, (ii) the cash and Financial Indebtedness position of Norbord and the estimated Norbord Tax Installment Deficiency as of a date within ten Business Days of the date of the Norbord Excess Dividend Notice, and (iii) Norbord’s estimate of the Effective Time. West Fraser will review the proposed adjustment and provide within three Business Days, as calculated from the date of its receipt of the Excess Dividend Notice, a notice either (A) confirming its agreement with the proposed adjustment, (B) providing notice that it disagrees with the proposed adjustment and the reasons it is not accordance with the Arrangement Agreement or that it disagrees that the conditions to the payment of the Norbord Excess Dividend have been satisfied and the reasons for such disagreement, or (C) providing its notice that it disagrees with Norbord’s estimate of the Effective Time; and

(v)

Norbord RSUs and Norbord DSUs credited to applicable directors and employees to reflect dividends paid on the Norbord Shares pursuant to the terms of the Norbord RSU Plan and the Norbord DSU Plans, respectively;

(l)	make or commit to make capital expenditures, in the aggregate, in excess of $5 million above forecasted capital expenditures disclosed in the Norbord Capital Plan; or

(m)	agree, resolve or commit to do any of the foregoing.

Norbord shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Norbord or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing or captive insurance companies are purchased that provide for sufficient coverage for Norbord and its subsidiaries consistent with the prevailing insurance practice for companies in the forest products industry; provided that, subject to Section 7.10, none of Norbord or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2 Covenants of West Fraser Regarding the Conduct of Business

West Fraser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by this Agreement or as otherwise expressly contemplated by this Agreement, (ii) as disclosed in the West Fraser Disclosure Letter, (iii) as contemplated in the West Fraser Capital Plan, (iv) as required by applicable Laws or any Governmental Entity, (v) any COVID-19 Measures undertaken by West Fraser, provided that West Fraser shall use its commercially reasonable efforts to consult with Norbord in good faith prior to undertaking such COVID-19 Measures and provide notice to Norbord upon undertaking such COVID-19 Measures, or (vi) as consented to by West Fraser in writing (which consent shall not be unreasonably withheld or delayed), West Fraser shall, and shall cause each of its subsidiaries to conduct its business in the Ordinary Course of business consistent in all material respects with past practice, and use commercially reasonable efforts to maintain and preserve the business organization, assets, goodwill and business relationships it currently maintains and keep available the services of its respective officers and employees as a group. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or, as disclosed in the West Fraser Disclosure Letter, as contemplated in the West Fraser Capital Plan or as required by applicable Laws or any Governmental Entity, West Fraser shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of West Fraser (such consent not to be unreasonably withheld or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of West Fraser or any of its subsidiaries; (iii) except in relation to internal transactions solely involving West Fraser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries, issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares in the capital of West Fraser or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of West Fraser or its subsidiaries, other than the issuance of West Fraser Shares pursuant to the terms of the West Fraser Options outstanding on the date hereof, the issuance of West Fraser DS Units to directors and employees of West Fraser as regularly scheduled under the West Fraser DSU Plan; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of West

Fraser or any of its subsidiaries, other than secondary market purchases of West Fraser Shares in accordance with the West Fraser normal course issuer bid and consistent with past practice; (v) amend the terms of any of its securities; (vi) reduce the stated capital of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of West Fraser or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or other applicable Laws; (ix) (A) make or rescind any material Tax election, amend, in any manner adverse to West Fraser, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting, or (B) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice; or (x) enter into any agreement with respect to any of the foregoing;

(b)	reorganize, amalgamate, consolidate or merge with any Person;

(c)

(i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in whole or in part, any asset with a transaction value in excess of $5 million, other than in accordance with the West Fraser Capital Plan (which for the avoidance of doubt, shall not be considered to include the disposal by West Fraser or any subsidiary of obsolete assets or the sale by West Fraser or any subsidiary of accounts receivable or inventory in the Ordinary Course of business) or in relation to internal transactions solely involving West Fraser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (a) the acquisition of any raw materials in the Ordinary Course of business (b) pursuant to a Contract in existence on the date hereof, (c) pursuant to acquisitions in the Ordinary Course of business not in excess of $5 million in purchase price (including any related debt financing described in clause (iii) of this Section 5.2(c) in the aggregate) or otherwise in accordance with the West Fraser Capital Plan, or (d) in relation to internal transactions solely involving West Fraser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances, in an amount, on a per transaction or series of related transactions basis, in excess of $10 million in the aggregate, other than (a) pursuant to a Contract in existence on the date hereof, (b) in connection with acquisitions permitted under clause (ii) of this Section 5.2(c) or (c) in relation to internal transactions solely involving West Fraser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (iv) prepay any long-term indebtedness before its scheduled maturity; (v) take any action that would result in any material amendment, modification or change of any term of any Financial

Indebtedness of West Fraser, other than in relation to internal transactions solely involving West Fraser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries; (vi) waive, release, grant or transfer any rights of material value; or (vii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(d)

other than in the Ordinary Course of business consistent with past practice or as is necessary to comply with the terms of this Agreement, applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 4.1(h) of the West Fraser Disclosure Letter (i) grant to any officer, director or employee of West Fraser or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of West Fraser or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, retention, bonus or termination pay to, or enter into, establish, amend or terminate any employment agreement, deferred compensation or other similar agreement with, or hire, or terminate employment (except for just cause or poor performance, and the backfill of those positions in the Ordinary Course) of, any officer or director of West Fraser or any of its subsidiaries; (iv) materially increase any benefits payable under or materially amend any Employee Plan; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of West Fraser or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or other agreement with a labour union; or (viii) make any payment to a holder of West Fraser Incentive Securities in consideration for the extinguishment or termination of the West Fraser Incentive Securities;

(e)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against West Fraser and/or any of its subsidiaries in excess of $5 million (except where the action, claim or proceeding is insured and West Fraser’s contribution does not exceed its deductible); or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(f)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect West Fraser or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect West Fraser or any of its affiliates from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of West Fraser or any of its subsidiaries;

(h)	other than in the Ordinary Course of business or as is necessary to comply with applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 5.2(d) of the West Fraser Disclosure Letter: (i) modify or amend in any material respect adverse to West Fraser, transfer or terminate any Material Contract or waive, release or assign any material rights or claims thereto or thereunder; or (ii) enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(j)	declare, set aside or pay any dividends or other distribution (whether in cash, shares or property, or any combination thereof) on the West Fraser Shares and West Fraser Class B Shares, other than:

(i)

quarterly dividends to be paid in accordance with the dividend policy and dividend payment schedule of West Fraser currently in effect, provided that if such dividends exceed $0.30 per West Fraser Share per quarter, then such dividend shall be a West Fraser Excess Dividend;

(ii)	it will be a condition to the declaration and payment of any West Fraser Excess Dividend that:

(A)	the West Fraser Excess Dividend will be declared no earlier than five Business Days prior to the Effective Time, and will be paid in full prior to the Effective Time;

(B)	there will only be one West Fraser Excess Dividend declared and/or paid prior to the Effective Time;

(C)	the adjustment provisions of Section 2.17 shall apply; and

(D)	the conditions in Sections 5.2(j)(iii) and (iv) will be complied with;

(iii)

it will be a condition to the declaration and payment of any West Fraser Excess Dividend that West Fraser will have sufficient cash available for distribution to pay such West Fraser Excess Dividend and, specifically:

(A)

West Fraser will not fund the cash for payment of any West Fraser Excess Dividend through any borrowing, advance, loan or other liability under West Fraser’s credit facilities or any other debt or debt like arrangements (including the accounts receivable securitization program);

(B)	payment of any West Fraser Excess Dividend will not result in West Fraser having any Financial Indebtedness in excess of that recorded on West Fraser’s September 30, 2020 balance sheet;

(C)

West Fraser will not defer or delay any ongoing capital plans, including the plans set out in the West Fraser Capital Plan referenced in the Arrangement Agreement, or the payment of expenses thereunder or the payment of any accounts payable which will be paid when due in the ordinary course in a manner consistent with past practice;

(D)

West Fraser will ensure that the payment of the West Fraser Excess Dividend would not result in West Fraser having cash on hand at the Effective Time of less than $50 million, plus the amount of cash required to pay after the Effective Time all amounts that would be payable by West Fraser and its subsidiaries in respect of taxes for the 2020 tax year to the extent that West Fraser has not fully paid such taxes through installment payments, which cash will not be funded through any borrowing, advance, loan or other liability under West Fraser’s credit facilities or any other debt or debt like arrangements (the “West Fraser Tax Installment Deficiency”); and

(E)	payment of the West Fraser Excess Dividend would not be prohibited under the Business Corporations Act (British Columbia).

(iv)

in the event that West Fraser proposes to proceed with the declaration of a West Fraser Excess Dividend, it will provide written notice of such proposal to Norbord no less than five Business Days prior to the date of declaration of the proposed West Fraser Excess Dividend (a “West Fraser Excess Dividend Notice”). Each West Fraser Excess Dividend Notice will include (i) the amount of any proposed West Fraser Excess Dividend and the proposed adjustment to the Exchange Ratio under Section 2.17, along with a certificate of an officer certifying compliance with the covenants on interim dividends, (ii) the cash and Financial Indebtedness position of West Fraser and the estimated West Fraser Tax Installment Deficiency as of a date within ten Business Days of the date of the West Fraser Excess Dividend Notice, and (iii) West Fraser’s estimate of the Effective Time. Norbord will review the proposed adjustment and provide within three Business Days, as calculated from the date of its receipt of the Excess Dividend Notice, notice either (A) confirming its agreement with the proposed adjustment, (B) providing notice that it disagrees with the proposed adjustment and the reasons it is not accordance with the Arrangement Agreement or that it disagrees that the conditions to the payment of the West Fraser Excess Dividend have been satisfied and the reasons for such disagreement, or (C) providing its notice that it disagrees with West Fraser’s estimate of the Effective Time; and

(v)	dividend equivalents granted pursuant to the terms of the West Fraser DS Units, West Fraser RS Units and West Fraser PS Units;

(k)	make or commit to make capital expenditures, in the aggregate, in excess of $5 million above forecasted capital expenditures disclosed in the West Fraser Capital Plan; or

(l)	agree, resolve or commit to do any of the foregoing.

West Fraser shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by West Fraser or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing or captive insurance companies are purchased that provide for sufficient coverage for West Fraser and its subsidiaries consistent with the prevailing insurance practice for companies in the forest products industry.

5.3 Mutual Covenants

Each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to promptly:

(i)	obtain all necessary waivers, consents, and approvals required to be obtained by it from parties to the Material Contracts to which it is Party;

(ii)	co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(iii)

obtain all necessary and material Regulatory Approvals as are required to be obtained by such party and its subsidiaries under applicable Laws, including promptly taking any and all steps necessary to obtain the Key Regulatory Approvals; and

(b)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement. Without limiting the generality of the foregoing, it will not take any action or enter into any transaction, or any agreement to effect any transaction, that might reasonably be expected to make it more difficult or to increase the time required to obtain or increase the risk of not obtaining the Key Regulatory Approvals or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement.

5.4 Regulatory Approvals

(a)	Each of Norbord and West Fraser shall, as promptly as practicable after the execution of this Agreement and other than as expressly contemplated by this Agreement:

(i)	make, or cause to be made, all filings and submissions applicable to it under all Laws applicable to complete the Transaction in accordance with the terms of this Agreement,

(ii)

use its commercially reasonable efforts to obtain, or cause to be obtained, all Regulatory Approvals, including the Key Regulatory Approvals, as necessary or advisable to be obtained in order to complete the Transaction, and

(iii)	use its commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement.

(b)	With respect to the Key Regulatory Approvals:

(i)

each of the Parties shall, as promptly as practicable after the date of this Agreement, make, or cause to be made, all filings and submissions, and submit all documentation and information that is required to obtain the Key Regulatory Approvals, which will include the following filings to be completed within the following timeframes:

(A)

as promptly as practicable after the date of this Agreement and no later than December 2, 2020 or such later date as the Parties may agree, the Parties will prepare and file with the Commissioner of Competition with respect to the transactions contemplated by this Agreement a request for an advance ruling certificate under section 102 of the Competition Act or, in the alternative, a “No Action” letter and a waiver under s. 113(c) of the Competition Act;

(B)

as promptly as practicable after the date of this Agreement and no later than December 2, 2020 or such later date as the Parties may agree, prepare and file with the Commissioner of Competition with respect to the transactions contemplated by this Agreement a notification under Part IX of the Competition Act;

(C)

file, as promptly as practicable after the date of this Agreement, and with respect to any required filings pursuant to the HSR Act, no later than December 2, 2020 or such later date as the Parties may agree, any other filings or notifications under any other applicable Competition Laws that the Parties may mutually agree to be required or appropriate to consummate the transactions contemplated by this Agreement; and

(D)

file, as promptly as practicable after the date of this Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Key Regulatory Approvals;

(ii)

each Party will use its commercially reasonable efforts to satisfy all requests for additional information and documentation (including responding to any “supplementary information request” or “second request” for additional information and documentary material under the Competition Act and HSR Act, respectively) received under or pursuant to those filings, submissions and the applicable legislation and any orders or requests made by any Governmental Entity under such legislation;

(iii)	all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Key Regulatory Approvals shall be paid equally by the Parties;

(iv)

the Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge their respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement, including providing each other with advance copies and a reasonable opportunity to comment on all notices, information, submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, supplied to or filed with any Governmental Entity, including considering in good faith any suggestions made by the other Party and its counsel; provided, however, that information indicated by either Party to be competitively sensitive shall be provided on an external counsel-only basis;

(v)

each Party will promptly notify the other Party of any substantive communications from or with any Governmental Entity with respect to the transactions contemplated hereby and will use its commercially reasonable efforts to ensure to the extent permitted by Law that the other Party, or their external counsel where appropriate, is involved in any substantive communications and invited to attend meetings with, or other appearances before, any Governmental Entity with respect to the transactions contemplated hereby. No party hereto shall independently participate in any meeting or substantive conference call with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or substantive conference call and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under Competition Laws; provided, that such materials may be redacted as necessary to comply with applicable Law. To the extent that any information or documentation is deemed to be competitively sensitive by a Party, acting reasonably, such information may be provided on a confidential and privileged basis to external counsel only, provided that nothing in this Agreement requires a Party to share with the other Party or its external counsel any information that relates to the valuation of the transactions contemplated by this Agreement. Such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials; and

(vi)

no Party shall extend or consent to any extension of the waiting period under the Competition Act or enter into any agreement with the Commissioner of Competition to not consummate the Arrangement, except with the written consent of the other Party, acting reasonably;

(c)

No Party shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(d)

Notwithstanding anything in this Agreement to the contrary and in connection with obtaining the Key Regulatory Approvals, in no event will either Party be obligated to take or to commit to take any remedial action that, in the reasonable judgement of either Party, could be expected to materially limit the right of West Fraser to own, retain, control, operate, or exploit any production or manufacturing facility or any asset material to the operation of such facility of the Parties or any of their respective subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis).

5.5 Additional Covenants of Norbord

Norbord covenants and agrees that:

(a)

except as expressly contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from Norbord or any of its subsidiaries relating to the Arrangement;

(ii)

obtain and maintain all third party waivers, consents and approvals required to be obtained by Norbord or any of its subsidiaries in connection with the Arrangement from other parties to Contracts with Norbord or its subsidiaries; and

(iii)

defend all lawsuits or legal proceedings against Norbord or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby until Norbord and/or any of its subsidiaries, as applicable, has exhausted all rights of appeal, and coordinate and cooperate with West Fraser in any defense pursuant to this Section 5.5(a)(iii) or Section 5.6(a)(iv).

(b)	Norbord shall promptly notify West Fraser in writing of:

(i)

any Material Adverse Effect in respect of Norbord or any change, effect, event, development, circumstance or state of facts that could reasonably be expected to have a Material Adverse Effect in respect of Norbord;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(iii)

any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller to the effect that such material supplier, marketing partner, customer, distributor or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Norbord or any of its subsidiaries as a result of this Agreement or the Arrangement; or

(iv)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Norbord, its subsidiaries or the assets of Norbord.

5.6 Additional Covenants of West Fraser

(a)

Except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, West Fraser shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from West Fraser or any of its subsidiaries relating to the Arrangement;

(ii)

prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on the TSX of the West Fraser Shares to be issued as the Consideration, subject only to satisfaction of the customary listing conditions of the TSX;

(iii)

obtain and maintain all third party waivers, consents and approvals required to be obtained by West Fraser or a subsidiary in connection with the Arrangement from other parties to Contracts with West Fraser or its subsidiaries; and

(iv)

defend all lawsuits or legal proceedings against it or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby until West Fraser and/or any of its subsidiaries, as applicable, has exhausted all rights of appeal, and coordinate and cooperate with Norbord in any defense pursuant to this Section 5.6(a)(iv) or Section 5.5(a)(iii).

(b)

West Fraser shall use its commercially reasonable efforts to cause the West Fraser Shares, including the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement (subject to official notice of issuance), to be approved for listing on the NYSE on or prior to the Effective Date.

(c)	West Fraser shall promptly notify Norbord in writing of:

(i)

any Material Adverse Effect in respect of West Fraser or any change, effect, event, development, circumstance or state of facts that could reasonably be expected to have a Material Adverse Effect in respect of West Fraser;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or

(iii)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting West Fraser, its subsidiaries or the assets of West Fraser, in each case to the extent that such filing, actions, suits, claims, investigations or proceedings would reasonably be expected to impair, impede, materially delay or prevent West Fraser from performing its obligations under this Agreement.

5.7 Financing Assistance

Norbord shall provide and shall use commercially reasonable efforts to have its Representatives (including counsel, financial advisors and auditors) provide to West Fraser cooperation reasonably requested by West Fraser in connection with any financing entered into in connection with the Arrangement, compliance with or modifications to or waivers of the provisions of any indebtedness of Norbord, and/or the retirement, redemption, satisfaction and discharge of any Financial Indebtedness of West Fraser (collectively, the “Financing”), including: (i) furnishing West Fraser as promptly as reasonably practicable with financial and other information regarding Norbord and its subsidiaries, provided that competitively sensitive information may be provided only to the external counsel of West Fraser, (ii) using its commercially reasonable efforts to facilitate the pledging of collateral in connection with the Financing (subject to the occurrence of the Effective Time), including facilitating the execution and delivery of any customary collateral documents and other customary certificates and documents as may be reasonably requested by West Fraser, (iii) participating in meetings, drafting sessions, rating agency presentations and due diligence sessions, (iv) assisting West Fraser and its financing sources with the preparation of bank information memoranda and other marketing and rating agency materials for the Financing, (v) cooperating with West Fraser to obtain customary corporate and facilities ratings including for Norbord and the Financing and (vi) using its commercially reasonable efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge; provided, however, that (A) such requested cooperation or Financing is not, in the opinion of Norbord or Norbord’s counsel, acting reasonably, prejudicial to Norbord or any of its subsidiaries or the Norbord Shareholders, (B) such requested cooperation or Financing shall not materially impede, delay or prevent the satisfaction of any conditions set forth in Article 6, (C) such requested cooperation or Financing shall not materially impede, delay or prevent the consummation of the Arrangement, (D) such requested cooperation or Financing shall not require Norbord to obtain the approval of the Norbord Shareholders and shall not require West Fraser to obtain the approval of the holders of any securities of West Fraser or any of its Affiliates, (E) West Fraser shall pay all of the cooperation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of such requested cooperation or Financing, including actual out-of-pocket costs and expenses for external counsel and auditors which may be incurred by Norbord, (F) such requested cooperation or Financing does not require the directors, officers, employees or agents of Norbord or its subsidiaries to take any action in any capacity other than as a director, officer or employee, and (G) no such requested cooperation or Financing shall be considered to constitute a breach of the representations, warranties or covenants of Norbord hereunder.

5.8 Pre-Acquisition Reorganization

(a)

Subject to Section 5.8(b), Norbord agrees that, upon request of West Fraser, Norbord shall use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as West Fraser may request prior to the Effective Date, acting reasonably (each a “Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly, and (ii) cooperate with West Fraser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; provided that the completion of a Pre-Acquisition Reorganization shall not be a condition to the consummation of the Arrangement.

(b)

Norbord and its Subsidiaries will not be obligated to participate in any Pre-Acquisition Reorganization under Section 5.8(a) unless such Pre-Acquisition Reorganization in the opinion of Norbord, acting reasonably:

(i)

cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to the Norbord Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(ii)	is not prejudicial to Norbord or its securityholders in any material respect;

(iii)	does not require Norbord to obtain the approval of securityholders of Norbord or proceed absent any required consent of any third party (including any Regulatory Approval);

(iv)	does not unreasonably interfere with Norbord’s or its subsidiaries’ material operations prior to the Effective Time;

(v)	does not require Norbord or its subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or its organization documents;

(vi)	can be completed immediately prior to the Effective Date; and

(vii)

does not impair the ability of Norbord to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Norbord Superior Proposal.

(c)

West Fraser must provide written notice to Norbord of any proposed Pre-Acquisition Reorganization in reasonable written detail at least twenty-five Business Days prior to the Effective Date. Upon receipt of such notice, Norbord and West Fraser shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement. The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date (but after West Fraser has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied); provided that no Pre-Acquisition Reorganization will be made effective unless: (i) the Parties are reasonably certain, after consulting with one another, that the Arrangement will become effective; (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Norbord Shareholders, holders of Incentive Securities, Norbord or any of its subsidiaries in the event that the Arrangement does not become effective and this Agreement is terminated; or (iii) Norbord otherwise reasonably agrees.

(d)

West Fraser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization, including professional fees and expenses and Taxes, to be carried out at its request and shall indemnify and save harmless Norbord and its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Norbord under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). If the Arrangement is not completed, West Fraser shall reimburse

Norbord forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Norbord in considering or effecting all or any part of the Pre-Acquisition Reorganization. The obligation of West Fraser to reimburse Norbord set out in this Section 5.8(d) will be in addition to any other payment West Fraser may be obligated to make hereunder and will survive the termination of this Agreement.

5.9 Privacy

(a)

Each Party acknowledges and confirms that the disclosure of Transferred Information to the other Party is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Party and the completion of the transactions contemplated herein.

(b)

Each Party covenants and agrees to, upon request, use reasonable efforts to advise the other Party of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where such Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(c)	Each Party receiving Transferred Information from the other Party covenants and agrees to:

(i)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)

where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to the other Party;

(iii)	return or destroy the Transferred Information, at the direction of the other Party, should the transactions contemplated herein not be completed; and

(iv)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the other Party requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until such Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

(d)	Each Party covenants and agrees, after the completion of the transactions contemplated herein, to collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) Norbord or West Fraser have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual.

(e)

Each Party shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the other Party’s obligations hereunder and in accordance with applicable Law.

(f)

Each Party shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the Party who have a bona fide need to access such information in order to complete the transactions contemplated herein.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived, in whole or in part, with the mutual consent of West Fraser and Norbord:

(a)	the Norbord Shareholder Approval shall have been obtained at the Norbord Meeting in accordance with the Interim Order, applicable Law and this Agreement;

(b)	the West Fraser Shareholder Approval shall have been obtained at the West Fraser Meeting in accordance with applicable Law and this Agreement;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance satisfactory to each Party, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)

the TSX shall have conditionally approved the listing thereon of the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement and the West Fraser Shares issuable on the exercise of the Replacement Options, subject, in each case, to the satisfaction of customary listing conditions of the TSX;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)

other than in connection with a Regulatory Action addressed in Section 6.1(g) below, there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law by any Governmental Entity or other regulatory authority or any other Person, that makes illegal or otherwise directly or indirectly enjoins, prevents or prohibits Norbord or West Fraser from consummating the Arrangement;

(g)

there shall not be any Regulatory Action filed, taken or commenced as a result of the Arrangement (i) to cease trade, enjoin or prohibit West Fraser’s ability to acquire, hold, or exercise full rights of ownership over, any Norbord Shares, including the right to vote the Norbord Shares, or (ii) seeking to (A) prohibit the Arrangement, (B) prohibit the ownership or operation by West Fraser of any portion of the business, properties, assets or product lines of Norbord and its subsidiaries; (C) compel West Fraser to dispose of or hold separate any portion of the business, properties, assets or product lines of West Fraser and its subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis); or (D) limiting West Fraser’s freedom of action with respect to West Fraser and its subsidiaries (which will include Norbord and its subsidiaries on a post-Transaction basis);

(h)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities); and

(i)

the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions under the U.S. Securities Act or subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of West Fraser following the Effective Date.

6.2 Additional Conditions Precedent to the Obligations of West Fraser

The obligations of West Fraser to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of West Fraser and may be waived by West Fraser in whole or in part at any time):

(a)

all covenants of Norbord under this Agreement to be performed on or before the Effective Date which have not been waived by West Fraser shall have been duly performed by Norbord in all material respects, and West Fraser shall have received a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

(i) each Norbord Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Norbord shall be true and correct as of the Effective Time in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except (x) where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to Norbord and (y) that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Norbord under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract); and (iii) West Fraser shall have received a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Norbord and Norbord will have delivered to West Fraser a certificate of Norbord addressed to West Fraser and dated the Effective Date, signed on behalf of Norbord by a senior executive officer of Norbord (on Norbord’s behalf and without personal liability), confirming the same as at the Effective Time;

(d)

to the extent that Norbord has declared a Norbord Excess Dividend, such Norbord Excess Dividend will have been paid prior to the Effective Date and each condition to the payment of such Norbord Excess Dividend set forth in Section 5.1(k) will have been materially complied with; and

(e)	Norbord Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 5% of the Norbord Shares.

6.3 Additional Conditions Precedent to the Obligations of Norbord

The obligations of Norbord to complete the Arrangement are subject to the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Norbord and may be waived by Norbord in whole or in part at any time):

(a)

all covenants of West Fraser under this Agreement to be performed on or before the Effective Date which have not been waived by Norbord shall have been duly performed by West Fraser in all material respects, and Norbord shall have received a certificate of West Fraser, addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

(i) each West Fraser Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of West Fraser shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to West Fraser; and (iii) Norbord shall have received a certificate of West Fraser addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer of West Fraser (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to West Fraser and West Fraser will have delivered to Norbord a certificate of West Fraser addressed to Norbord and dated the Effective Date, signed on behalf of West Fraser by a senior executive officer of West Fraser (on West Fraser’s behalf and without personal liability), confirming the same as at the Effective Time;

(d)

the NYSE shall have approved the listing thereon of the West Fraser Shares, including the West Fraser Shares to be issued as the Consideration pursuant to the Arrangement and the West Fraser Shares issuable upon the exercise of the Replacement Options (subject only to official notice of issuance);

(e)

to the extent that West Fraser has declared a West Fraser Excess Dividend, such West Fraser Excess Dividend will have been paid prior to the Effective Date and each condition to the payment of such West Fraser Excess Dividend set forth in Section 5.2(j) will have been materially complied with; and

(f)

West Fraser shall have deposited, or caused to be deposited, with the Depositary sufficient West Fraser Shares to satisfy the obligations under Section 2.12 and the Depositary will have confirmed to Norbord receipt from or on behalf of West Fraser of such West Fraser Shares.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1 to Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all West Fraser Shares held in escrow by the Depositary pursuant to Section 2.12 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

6.5 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the

Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time if such failure to be true or accurate would cause any condition in Section 6.2(a) or Section 6.3(a) not to be satisfied; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time if such failure to be true or accurate would cause any condition in Section 6.2(b) or Section 6.3(b) not to be satisfied.

Neither Party may exercise its rights to terminate this Agreement, pursuant to Section 8.2(c)(v), with respect to termination by West Fraser or pursuant to Section 8.2(d)(iv) with respect to termination by Norbord, unless such Party has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered by a Party, provided that such other Party is proceeding diligently to cure such matter and such matter is capable of being cured, the Party may not terminate this Agreement pursuant to such termination right until the earlier of (i) the Outside Date and (ii) the date that is 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, the Norbord Meeting (with respect to a notice delivered by West Fraser) or the West Fraser Meeting (with respect to a notice delivered by Norbord), such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by any Party to provide a notification pursuant to Section 6.5 shall not be considered in determining whether any condition in Section 6.2(a), Section 6.2(b), Section 6.2(c), Section 6.3(a) or Section 6.3(b) has been satisfied.

Neither Norbord nor West Fraser may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

ARTICLE 7

ADDITIONAL COVENANTS

7.1 Norbord Non-Solicitation

(a)

Except as expressly provided in this Article 7, Norbord shall not, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Norbord or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than West Fraser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, if Norbord is in compliance with its obligations under this Article 7, Norbord shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the Norbord Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	take any action or fail to take any action that, in either case, constitutes a Norbord Change in Recommendation;

(iv)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Norbord Board of the transactions contemplated hereby; or

(v)

accept or enter into or publicly propose to accept or enter into (other than a confidentiality agreement permitted pursuant to Section 7.3) any letter of intent, agreement in principle, agreement, arrangement or understanding in respect of any Acquisition Proposal.

(b)

Norbord shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than West Fraser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Norbord will:

(i)

promptly discontinue access to and disclosure of all confidential information, including any data room and access to properties, facilities, books and records of Norbord or of any of its subsidiaries; and

(ii)

use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require (i) the return or destruction of all copies of any non-public confidential information regarding Norbord or any of its subsidiaries provided to any Person (other than West Fraser) since January 1, 2020 in respect of a possible Acquisition

Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Norbord or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)

Norbord represents and warrants as of the date of this Agreement that neither Norbord nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, non-solicitation, business purpose, use or similar agreement or restriction to which Norbord or any of its subsidiaries is a party. Norbord covenants and agrees (i) that, except in respect of an unsolicited Acquisition Proposal made on a non-public basis to Norbord as contemplated by Sections 7.3 or 7.4, Norbord shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which Norbord or any of its subsidiaries is a party, and (ii) that neither it, nor any of its subsidiaries have or will, without the prior written consent of West Fraser (which may be withheld or delayed in West Fraser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Norbord, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which Norbord or any of its subsidiaries is a party; provided, however, that West Fraser acknowledges and agrees that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 7.1(c)(ii).

7.2 Notification of Acquisition Proposals

If Norbord or any of its subsidiaries or, to the knowledge of Norbord, or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal with respect to Norbord after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to Norbord or any subsidiary in connection with such an Acquisition Proposal, Norbord shall as soon as practicable and in any event within 24 hours of the receipt thereof notify West Fraser (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of its material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal inquiry, proposal, offer or request and will provide West Fraser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Persons. Norbord shall keep West Fraser promptly and fully informed of the status of material or substantive developments and (to the extent Norbord is permitted by Section 7.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, including any material changes, modifications or other amendments to such Acquisition Proposal or request, and shall promptly provide to West Fraser copies of all material or substantive documents and correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms communicated), received in respect of, from or on behalf of any Person in connection with such Acquisition Proposal.

7.3	Responding to Acquisition Proposal and Superior Proposals

(a)

Notwithstanding Section 7.1, if at any time prior to obtaining the Norbord Shareholder Approval, Norbord receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1(a)), Norbord or its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Norbord or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(i)

the Norbord Board first determines in good faith, after consultation with its non-related financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(ii)

such Person submitting the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with Norbord or any of its subsidiaries;

(iii)	Norbord has been, and continues to be, in compliance with its obligations under this Article 7;

(iv)

prior to providing any such copies, access, or disclosure, Norbord enters into a confidentiality agreement with such Person substantially in the same form as the Confidentiality Agreement and on terms no less favourable, in the aggregate, to Norbord and that is no less onerous or more beneficial to such Person and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to West Fraser; and

(v)	Norbord promptly provides West Fraser with:

(A)

written notice stating Norbord’s intention to participate in such discussions or negotiations and to provide such access and disclosure and that the Norbord Board has determined that the failure to take such action would be inconsistent with its fiduciary duties, together with

(B)	a copy of the confidentiality agreement referred to in paragraph 7.3(a)(iv) above.

(b)	Notwithstanding anything else in this Agreement:

(i)	the Norbord Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Norbord Shares, that it determines is not a Norbord Superior Proposal, provided that West Fraser and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the Norbord Board shall give reasonable consideration to such comments; and

(ii)	prior to the Norbord Meeting, Norbord and the Norbord Board shall not be prohibited from making a Norbord Change in Recommendation if:

(A)	a Material Adverse Effect with respect to West Fraser has occurred and is continuing; and

(B)	the Norbord Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

7.4	Norbord Superior Proposal Determination and Right to Match

(a)

If Norbord receives an Acquisition Proposal that the Norbord Board has determined constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Norbord Shareholders, Norbord may, subject to compliance with Article 8, make a Norbord Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with Norbord or any of its subsidiaries;

(ii)	Norbord has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(iii)

Norbord has delivered to West Fraser a written notice of the determination of the Norbord Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Norbord Board to enter into a definitive agreement with respect to such Superior Proposal (the “Norbord Superior Proposal Notice”), which Norbord Superior Proposal Notice will set forth the determinations of the Norbord Board regarding the value and financial terms that the Norbord Board, in consultation with Norbord’s outside legal counsel and non-related financial advisor, has determined should be ascribed to any non-cash consideration offered under such Norbord Superior Proposal;

(iv)

Norbord has provided West Fraser a copy of the proposed definitive agreement for the Superior Proposal, together with all documentation and supporting materials related to and detailing the Superior Proposal, including any financing documents received by Norbord in connection with the Superior Proposal;

(v)	at least five Business Days (the “West Fraser Matching Period”) have elapsed from the date on which West Fraser received a copy of the documentation referred to in Section 7.4(a)(iv) above;

(vi)

during any West Fraser Matching Period, West Fraser has had the opportunity (but not the obligation), in accordance with Section 7.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the West Fraser Matching Period, the Norbord Board has determined in good faith, after consultation with its outside legal counsel and non-related financial advisor, that:

(A)	such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by West Fraser under Section 7.4(b)); and

(B)	the failure of the Norbord Board to recommend that Norbord enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)

prior to or concurrently with entering into such definitive agreement Norbord terminates this Agreement pursuant to Section 8.2(d)(iv) and pays the Termination Fee to West Fraser pursuant to Section 8.3(a)(ii).

(b)	During the West Fraser Matching Period, or such longer period as Norbord may approve in writing for such purpose:

(i)	West Fraser will have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration;

(ii)

the Norbord Board shall review any offer made by West Fraser under this Section 7.4(b) to amend the terms of this Agreement and the Arrangement in good faith and in a manner consistent with the fiduciary duties of the Norbord Board in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(iii)

Norbord shall negotiate with West Fraser in good faith and in a manner consistent with the fiduciary duties of the Norbord Board to make such amendments to the terms of this Agreement and the Arrangement as would enable West Fraser to proceed with the transactions contemplated by this Agreement on such amended terms.

If the Norbord Board determines that such Acquisition Proposal would cease to be a Superior Proposal as compared to the proposed amendments to the terms of this Agreement, Norbord shall promptly so advise West Fraser and the Parties shall amend this Agreement to reflect such offer made by West Fraser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing, including promptly re-affirming the Norbord Board Recommendation to the Norbord Shareholders.

(c)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Norbord Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4, and West Fraser shall be afforded a new three Business Day West Fraser Matching Period from the later of (i) the date on which West Fraser received the Norbord Superior Proposal Notice with respect to the new Superior Proposal from Norbord, and (ii) the date on which West Fraser received a copy of the documentation referred to in Section 7.4(a)(iii) above with respect to such new Superior Proposal.

(d)

The Norbord Board shall promptly reaffirm the Norbord Board Recommendation by press release after: (i) the Norbord Board determines any Acquisition Proposal that has been publicly announced or publicly disclosed is not a Norbord Superior Proposal; or (ii) the Norbord Board determines that a proposed amendment to the terms of this Agreement would result in any Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and West Fraser has so amended the terms of this Agreement. West Fraser and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Norbord shall make all reasonable amendments to such press release as requested by West Fraser and its counsel.

(e)

If Norbord provides a Norbord Superior Proposal Notice to West Fraser on a date that is less than seven Business Days before the Norbord Meeting, Norbord shall be entitled to, and shall upon request from West Fraser, postpone such Norbord Meeting in accordance with the terms of this Agreement to a date specified by West Fraser that is not more than seven Business Days after the scheduled date of the Norbord Meeting. If a West Fraser Matching Period would not terminate before the date fixed for the Norbord Meeting, Norbord shall adjourn or postpone the Norbord Meeting to a date that is at least five Business Days after the expiration of the applicable West Fraser Matching Period. Notwithstanding the foregoing, in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

(f)

For greater certainty, notwithstanding any Norbord Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, Norbord shall cause the Norbord Meeting to occur and the Arrangement Resolution to be put to the Norbord Shareholders thereat for consideration in accordance with this Agreement, and Norbord shall not, except as required by applicable Law, submit to a vote of the Norbord Shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

7.5	West Fraser Non-Solicitation

(a)

Except as expressly provided in this Article 7, West Fraser shall not, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of West Fraser or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Norbord) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, if West Fraser is in compliance with its obligations under this Article 7, West Fraser shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the West Fraser Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	take any action or fail to take any action that, in either case, constitutes a West Fraser Change in Recommendation;

(iv)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the West Fraser Board of the transactions contemplated hereby; or

(v)

accept or enter into or publicly propose to accept or enter into (other than a confidentiality agreement permitted pursuant to Section 7.7) any letter of intent, agreement in principle, agreement, arrangement or understanding in respect of any Acquisition Proposal.

(b)

West Fraser shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than Norbord) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, West Fraser will:

(i)

promptly discontinue access to and disclosure of all confidential information, including any data room and access to properties, facilities, books and records of West Fraser or of any of its subsidiaries; and

(ii)

use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require (i) the return or destruction of all copies of any non-public confidential information regarding West Fraser or any of its subsidiaries provided to any Person (other than Norbord) since January 1, 2020 in respect of a possible Acquisition Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding West Fraser or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)

West Fraser represents and warrants as of the date of this Agreement that neither West Fraser nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, non-solicitation, business purpose, use or similar agreement or restriction to which West Fraser or any of its subsidiaries is a party. West Fraser covenants and agrees (i) that, except in respect of an unsolicited Acquisition Proposal made on a non-public basis to West Fraser as contemplated by Sections 7.6 or 7.7, West Fraser shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which West Fraser or any of its subsidiaries is a party, and (ii) that neither it, nor any of its subsidiaries have or will, without the prior written consent of Norbord (which may be withheld or delayed in Norbord’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting

West Fraser, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, business purpose, use or similar agreement, restriction or covenant to which West Fraser or any of its subsidiaries is a party; provided, however, that Norbord acknowledges and agrees that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 7.5(c)(ii).

7.6	Notification of Acquisition Proposals

If West Fraser or any of its subsidiaries or, to the knowledge of West Fraser, or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal with respect to West Fraser after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to West Fraser or any subsidiary in connection with such an Acquisition Proposal, West Fraser shall as soon as practicable and in any event within 24 hours of the receipt thereof notify Norbord (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of its material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal inquiry, proposal, offer or request and will provide Norbord with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Persons. West Fraser shall keep Norbord promptly and fully informed of the status of material or substantive developments and (to the extent West Fraser is permitted by Section 7.7 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, including any material changes, modifications or other amendments to such Acquisition Proposal or request, and shall promptly provide to Norbord copies of all material or substantive documents and correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms communicated) received in respect of, from or on behalf of any Person in connection with such Acquisition Proposal.

7.7	Responding to Acquisition Proposal and Superior Proposals

(a)

Notwithstanding Section 7.5, if at any time prior to obtaining the West Fraser Shareholder Approval, West Fraser receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.5(a)), West Fraser or its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of West Fraser or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(i)

the West Fraser Board first determines in good faith, after consultation with its non-related financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(ii)

such Person submitting the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with West Fraser or any of its subsidiaries;

(iii)	West Fraser has been, and continues to be, in compliance with its obligations under this Article 7;

(iv)

prior to providing any such copies, access, or disclosure, West Fraser enters into a confidentiality agreement with such Person substantially in the same form as the Confidentiality Agreement and on terms no less favourable, in the aggregate, to West Fraser and that is no less onerous or more beneficial to such Person and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to West Fraser; and

(v)	West Fraser promptly provides Norbord with:

(A)

written notice stating West Fraser’s intention to participate in such discussions or negotiations and to provide such access and disclosure and that the West Fraser Board has determined that the failure to take such action would be inconsistent with its fiduciary duties, together with

(B)	a copy of the confidentiality agreement referred to in paragraph 7.7(a)(iv) above.

(b)	Notwithstanding anything else in this Agreement:

(i)

the West Fraser Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the West Fraser Shares that it determines is not a West Fraser Superior Proposal, provided that Norbord and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the West Fraser Board shall give reasonable consideration to such comments; and

(ii)	prior to the West Fraser Meeting, West Fraser and the West Fraser Board shall not be prohibited from making a West Fraser Change in Recommendation if:

(A)	a Material Adverse Effect with respect to Norbord has occurred and is continuing; and

(B)	the West Fraser Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

7.8	West Fraser Superior Proposal Determination and Right to Match

(a)

If West Fraser receives an Acquisition Proposal that the West Fraser Board has determined constitutes a Superior Proposal prior to the approval of the West Fraser Resolution by the West Fraser Shareholders, West Fraser may, subject to compliance with Article 8, make a West Fraser Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with West Fraser or any of its subsidiaries;

(ii)	West Fraser has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(iii)

West Fraser has delivered to Norbord a written notice of the determination of the West Fraser Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the West Fraser Board to enter into a definitive agreement with respect to such Superior Proposal (the “West Fraser Superior Proposal Notice”), which West Fraser Superior Proposal Notice will set forth the determinations of the West Fraser Board regarding the value and financial terms that the West Fraser Board, in consultation with its non-related financial advisor and West Fraser’s outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such West Fraser Superior Proposal;

(iv)

West Fraser has provided Norbord a copy of the proposed definitive agreement for the Superior Proposal, together with all documentation and supporting materials related to and detailing the Superior Proposal, including any financing documents received by West Fraser in connection with the Superior Proposal;

(v)	at least five Business Days (the “Norbord Matching Period”) have elapsed from the date on which Norbord received a copy of the documentation referred to in Section 7.8(a)(iv) above;

(vi)

during any Norbord Matching Period, Norbord has had the opportunity (but not the obligation), in accordance with Section 7.8(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Norbord Matching Period, the West Fraser Board has determined in good faith, after consultation with its outside legal counsel and non-related financial advisor, that:

(A)	such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Norbord under Section 7.8(b)); and

(B)	the failure of the West Fraser Board to recommend that West Fraser enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)

prior to or concurrently with entering into such definitive agreement West Fraser terminates this Agreement pursuant to Section 8.2(c)(iv) and pays to Norbord the Termination Fee pursuant to Section 8.3(b)(ii).

(b)	During the Norbord Matching Period, or such longer period as West Fraser may approve in writing for such purpose:

(i)	Norbord will have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including a decrease in, or modification of, the Consideration;

(ii)

the West Fraser Board shall review any offer made by Norbord under this Section 7.8(b) to amend the terms of this Agreement and the Arrangement in good faith and in a manner consistent with the fiduciary duties of the West Fraser Board in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(iii)

West Fraser shall negotiate with Norbord in good faith and in a manner consistent with the fiduciary duties of the West Fraser Board to make such amendments to the terms of this Agreement and the Arrangement as would enable Norbord to proceed with the transactions contemplated by this Agreement on such amended terms.

If the West Fraser Board determines that such Acquisition Proposal would cease to be a Superior Proposal as compared to the proposed amendments to the terms of this Agreement, West Fraser shall promptly so advise Norbord and the Parties shall amend this Agreement to reflect such offer made by Norbord, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing, including promptly re-affirming the West Fraser Board Recommendation to the West Fraser Shareholders.

(c)

Each successive amendment or modification to any Acquisition Proposal that results in a decrease in, or modification of, the consideration (or value of such consideration) to be received by the Norbord Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.8, and Norbord shall be afforded a new three Business Day Norbord Matching Period from the later of (i) the date on which Norbord received the West Fraser Superior Proposal Notice with respect to the new Superior Proposal from West Fraser, and (ii) the date on which Norbord received a copy of the documentation referred to in Section 7.8(a)(iv) above with respect to such new Superior Proposal.

(d)

The West Fraser Board shall promptly reaffirm the West Fraser Board Recommendation by press release after: (i) the West Fraser Board determines any Acquisition Proposal that has been publicly announced or publicly disclosed is not a West Fraser Superior Proposal; or (ii) the West Fraser Board determines that a proposed amendment to the terms of this Agreement would result in any Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Norbord has so amended the terms of this Agreement. Norbord and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. West Fraser shall make all reasonable amendments to such press release as requested by Norbord and its counsel.

(e)

If West Fraser provides a West Fraser Superior Proposal Notice to Norbord on a date that is less than seven Business Days before the West Fraser Meeting, West Fraser shall be entitled to, and shall upon request from Norbord, postpone such West Fraser Meeting in accordance with the terms of this Agreement to a date specified by Norbord that is not more than seven days after the scheduled date of the West Fraser Meeting. If a Norbord Matching Period would not terminate before the date fixed for the West Fraser Meeting, West Fraser shall adjourn or postpone the West Fraser Meeting to a date that is at least five Business Days after the expiration of the applicable Norbord Matching Period. Notwithstanding the foregoing, in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

(f)

For greater certainty, notwithstanding any West Fraser Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, West Fraser shall cause the West Fraser Meeting to occur and the West Fraser Resolution to be put to the West Fraser Shareholders thereat for consideration in accordance with this Agreement, and West Fraser shall not, except as required by applicable Law, submit to a vote of the West Fraser Shareholders any Acquisition Proposal other than the West Fraser Resolution prior to the termination of this Agreement.

7.9	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its respective subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to other Party and its Representatives (upon reasonable advance notice and, at the option of such Party, with a representative of such Party present), such reasonable access during regular business hours as the other Party may reasonably require at all reasonable times, without material disruption to the conduct of such Party’s business, to its and its subsidiaries’ officers, employees, agents, properties, books, records and Contracts, and shall make available to the other Party all data and information as such other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to this Section 7.9 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.10	Insurance and Indemnification

(a)

Prior to the Effective Time, Norbord shall be entitled to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Norbord and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and West Fraser will, or will cause Norbord and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage.

(b)

West Fraser shall cause Norbord to ensure that the articles and/or by-laws of Norbord and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Norbord’s or the applicable subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Norbord or any of its subsidiaries (together with their respective heirs, executors or administrators, an “Indemnified Party”).

(c)

West Fraser agrees that it shall cause Norbord to honour all rights to indemnification or exculpation now existing in favour of Indemnified Parties, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(d)	West Fraser shall pay all reasonable expenses, including legal fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.10.

(e)

The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organization documents of Norbord or any of its subsidiaries or any other indemnification arrangement.

(f)

The provisions of this Section 7.10 shall survive the consummation of the Effective Time for a period of six years and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(g)

In the event West Fraser, Norbord or any of their respective successors or assigns transfers all or substantially all of its properties and assets to any Person, then, proper provision shall be made so that the successors and assigns of West Fraser or Norbord, as the case may be, shall assume the obligations set forth in this Section 7.10.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of Norbord and West Fraser;

(b)	by either Norbord or West Fraser, if:

(i)

the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Norbord or West Fraser from consummating the Arrangement and such applicable Law or Order shall have become final and non-appealable;

(iii)	the Norbord Meeting shall have been held and completed and the Norbord Shareholder Approval shall not have been obtained, provided that the right to terminate this Agreement pursuant to this Section 8.2(b)(iii) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to obtain the Norbord Shareholder Approval; or

(iv)

the West Fraser Meeting shall have been held and completed and the West Fraser Shareholder Approval shall not have been obtained, provided that the right to terminate this Agreement pursuant to this Section 8.2(b)(iv) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to obtain the West Fraser Shareholder Approval;

(c)	by West Fraser, if:

(i)

the Norbord Board takes any action or fails to take any action that, in either case, results in a Norbord Change in Recommendation, other than in circumstances where the Norbord Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to West Fraser and Norbord has complied with Section 7.3(b)(ii)(B);

(ii)

Norbord enters into (other than a confidentiality agreement pursuant to Section 7.3) any letter of intent, agreement in principal, agreement, arrangement or understanding in respect of an Acquisition Proposal, other than in circumstances where Norbord has terminated this Agreement in accordance with Section 8.2(d)(iv) and paid the Termination Fee in accordance with Section 8.3(a)(ii);

(iii)	Norbord breaches its obligations under Section 7.1, Section 7.2, Section 7.3 or Section 7.4 in any material respect;

(iv)

prior to obtaining the West Fraser Shareholder Approval, subject to West Fraser having complied with Section 7.7 and Section 7.8, the West Fraser Board authorizes West Fraser to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.7) with respect to a Superior Proposal in accordance with Section 7.8; provided that concurrently with such termination, West Fraser pays the Termination Fee payable pursuant to Section 8.3 to Norbord;

(v)

Norbord breaches any representation or warranty of Norbord set forth in this Agreement which breach would cause the condition in Section 6.2(b) not to be satisfied or Norbord fails to perform any material covenant or material obligation made in this Agreement, which failure would cause the conditions in Section 6.2(a) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5; provided that any wilful breach shall be deemed incapable of being cured and provided that West Fraser is not then in breach of this

Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(vi)	a Material Adverse Effect has occurred with respect to Norbord and is continuing, provided that the West Fraser Board has complied with Section 7.7(b)(ii)(B).

(d)	by Norbord, if:

(i)

the West Fraser Board takes any action or fails to take any action that, in either case, results in a West Fraser Change in Recommendation, other than in circumstances where the West Fraser Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Norbord and West Fraser has complied with Section 7.7(b)(ii)(B);

(ii)

West Fraser enters into (other than a confidentiality agreement pursuant to Section 7.7) any letter of intent, agreement in principal, agreement, arrangement or understanding in respect of an Acquisition Proposal, other than in circumstances where West Fraser has terminated this Agreement in accordance with Section 8.2(c)(iv) and paid the Termination Fee in accordance with Section 8.3(b)(ii);

(iii)	West Fraser breaches its obligations under Section 7.5, Section 7.6, Section 7.7 or Section 7.8 in any material respect;

(iv)

prior to obtaining Norbord Shareholder Approval, subject to Norbord having complied with Sections 7.3 and 7.4, the Norbord Board authorizes Norbord to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.3) with respect to a Superior Proposal in accordance with Section 7.4; provided that concurrently with such termination, Norbord pays the Termination Fee payable pursuant to Section 8.3(a)(ii) to West Fraser;

(v)

West Fraser breaches any representation or warranty of West Fraser set forth in this Agreement which breach would cause the condition in Section 6.3(b) not to be satisfied or West Fraser fails to perform any material covenant or material obligation made in this Agreement, which failure would cause the condition in Section 6.3(a) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5; provided that any wilful breach shall be deemed incapable of being cured and provided that Norbord is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(vi)	a Material Adverse Effect has occurred with respect to West Fraser and is continuing, provided that the Norbord Board has complied with Section 7.3(b)(ii)(B).

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph, Section 2.4(c) (Indemnification regarding Norbord Circular), Section 2.7(c) (Indemnification regarding West Fraser Circular), Section 5.8 (Pre-Acquisition Reorganization), Section 5.9 (Privacy), Section 8.3 (Termination Fee), Section 8.4 (Fees and Expenses) and Article 9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to this Section 8.2; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

8.3	Termination Fee

(a)

Norbord shall pay to West Fraser and West Fraser shall be entitled to the Termination Fee upon the occurrence of any of the following events (each a “Norbord Termination Fee Event”) which shall be paid by Norbord within the time specified in respect of each such Norbord Termination Fee Event:

(i)

this Agreement is terminated by West Fraser pursuant to Section 8.2(c)(i) (Norbord Change in Recommendation), Section 8.2(c)(ii) (Norbord Agreement with respect to Acquisition Proposal) or Section 8.2(c)(iii) (Norbord Breach of Deal Protection Covenants), in which case the Termination Fee shall be paid on the second Business Day following such termination;

(ii)	this Agreement is terminated by Norbord pursuant to Section 8.2(d)(iv) (Norbord to enter into a Superior Proposal), in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)	this Agreement is terminated:

(A)	by either Party pursuant to Section 8.2(b)(i) (Effective Time Not Occurring Prior to Outside Date),

(B)	by either Party pursuant to Section 8.2(b)(iii) (No Norbord Shareholder Approval), or

(C)	by West Fraser pursuant to Section 8.2(c)(v) (Norbord Breaches of Representations, Warranties or Covenants)

but only if, in the case of this Section 8.3(a)(iii), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to Norbord, or an Acquisition Proposal with respect to Norbord is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Norbord (other than by West Fraser), and if within twelve months following the date of such termination (i) Norbord or one of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal, whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this paragraph; and

(ii) such Acquisition Proposal is consummated at any time thereafter (whether or not within twelve months following the date of termination of this Agreement), in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

For purposes of this Section 8.3(a)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(b)

West Fraser shall pay to Norbord and Norbord shall be entitled to the Termination Fee upon the occurrence of any of the following events (each a “West Fraser Termination Fee Event”) which shall be paid by West Fraser within the time specified in respect of each such West Fraser Termination Fee Event:

(i)

this Agreement is terminated by Norbord pursuant to Section 8.2(d)(i) (West Fraser Change in Recommendation), Section 8.2(d)(ii) (West Fraser Agreement with respect to Acquisition Proposal) or Section 8.2(d)(iii) (West Fraser Breach of Deal Protection Covenants), in which case the Termination Fee shall be paid on the second Business Day following such termination;

(ii)

this Agreement is terminated by West Fraser pursuant to Section 8.2(c)(iv) (West Fraser to enter into a Superior Proposal), in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)	this Agreement is terminated:

(A)	by either Party pursuant to Section 8.2(b)(i) (Effective Time Not Occurring Prior to Outside Date), or

(B)	by either Party pursuant to Section 8.2(b)(iv) (No West Fraser Shareholder Approval), or

(C)	by Norbord pursuant to Section 8.2(d)(v) (West Fraser Breaches of Representations, Warranties or Covenants)

but only if, in the case of this Section 8.3(b)(iii), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to West Fraser, or an Acquisition Proposal with respect to West Fraser is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to West Fraser (other than by Norbord), and if within twelve months following the date of such termination (i) West Fraser or one of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal, whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this paragraph; and (ii) such Acquisition Proposal is consummated at any time thereafter (whether or not within twelve months following the date of termination of this Agreement);

in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

For purposes of this Section 8.3(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(c)

The Termination Fee shall be payable by a Party by wire transfer in immediately available funds to an account specified by the other Party. For greater certainty, in no event shall a Party be obligated to pay the Termination Fee on more than one occasion.

(d)

Each of the Parties acknowledges that the agreements regarding the payment of any Termination Fee contained in Section 8.3 of this Agreement are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that any payment by a Party of a Termination Fee to the other Party is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the other Party will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the Transaction in the circumstances in which the Termination Fee is payable, that such payment is not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. Each Party irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where a Party is entitled to the payment of a Termination Fee pursuant to Section 8.3 and such Termination Fee is paid in full to such Party, such Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(e)

Subject to the last sentence of Section 8.3(d), nothing in this Section 8.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived.

8.4	Fees and Expenses

Except as expressly provided by this Agreement, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. West Fraser shall pay any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement.

ARTICLE 9 GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Norbord Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.2	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

9.3	Third Party Beneficiaries

(a)

Except as provided in Section 2.4(c) and Section 7.10 and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.3 as the “Indemnified Persons”), and except as provided in Section 9.3(c), Norbord and West Fraser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)

Despite the foregoing, West Fraser acknowledges to each of the Indemnified Persons their direct rights against it under Section 2.4(c) and Section 7.10, respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, Norbord confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c)	In no circumstance shall the consent of any Indemnified Person be required for the termination or amendment of this Agreement.

9.4	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

9.5	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail transmission (with transmission confirmation), or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to West Fraser:

West Fraser Timber Co. Ltd.

601-858 Beatty Street

Vancouver, British Columbia

V6B 1C1

Attention:	Chris Virostek, Vice-President, Finance and CFO

E-mail:	Chris.Virostek@westfraser.com	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

McMillan LLP

Suite 1500, 1055 West Georgia Street

Vancouver, British Columbia

V6E 4N7

Attention:	Mr. Tom Theodorakis
E-mail:	tom.theodorakis@mcmillan.ca

(b)	if to Norbord:

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

Attention:	Ms. Robin Lampard, Senior V.P. and Chief Financial Officer

E-mail:	robin.lampard@norbord.com	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, 30th Floor

Toronto, ON M5K 1N2

Attention:	Karrin Powys-Lybbe
E-mail:	kpowys-lybbe@torys.com

9.6	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

9.7	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided in Section 8.3, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or address breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived.

9.8	Time of Essence

Time shall be of the essence in this Agreement.

9.9	Entire Agreement, Binding Effect and Assignment

West Fraser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of West Fraser, provided that if such assignment and/or assumption takes place, West Fraser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the Schedules hereto, the Norbord Disclosure Letter and the schedules thereto and the West Fraser Disclosure Letter and the schedules thereto) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF West Fraser and Norbord have caused this Agreement to be executed as of the date first written above.

WEST FRASER TIMBER CO. LTD.

By:	/s/ Raymond W. Ferris
	Name:	Raymond W. Ferris
	Title:	President and CEO

NORBORD INC.

By:	/s/ Peter Wijnbergen
	Name:	Peter Wijnbergen
	Title:	President and Chief Executive
Officer

By:	/s/ Robin Lampard
	Name:	Robin Lampard
	Title:	Senior Vice President and Chief
Financial Officer

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

Please see Appendix E, “Plan of Arrangement” to the Norbord Circular.

SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

Please see Appendix C, “Form of Arrangement Resolution” to the Norbord Circular.

SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF NORBORD

(a)	Fairness Opinions and Directors’ Approvals.

(i)	RBC has delivered the Norbord Fairness Opinion to the Norbord Board, and a copy of the Norbord Fairness Opinion has been delivered to West Fraser;

(ii)	Norbord has been authorized by RBC to permit inclusion of the Norbord Fairness Opinion and references thereto and a summary thereof in the Norbord Circular;

(iii)

the Norbord Board has unanimously (i) determined that the Arrangement is in the best interests of Norbord and is fair to the Norbord Shareholders, (ii) resolved to recommend to the Norbord Shareholders that they vote in favour of the Arrangement Resolution and (iii) approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement;

(iv)

to the knowledge of Norbord, each director and named executive officer of Norbord has indicated that he or she intends to vote the Norbord Shares that he or she directly or indirectly owns in favour of the Arrangement Resolution in accordance with the Norbord Voting Agreements; and

(v)

to the knowledge of Norbord, no “related party” of Norbord (within the meaning of MI 61-101) together with it associated entities will receive any “collateral benefit” (within the meaning of MI 61-101) or be a party to any “connected transaction” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(b)

Organization and Qualification. Norbord and each of the Norbord Material Subsidiaries is a corporation or other entity duly incorporated, continued or organized, as applicable, validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or organization and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. Norbord and each of the Norbord Material Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. No action has been taken to amend or supersede such constating documents of Norbord or any of the Norbord Material Subsidiaries.

(c)

Authority Relative to this Agreement. Norbord has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Norbord as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Norbord and the performance by Norbord of its obligations under this Agreement have been duly authorized by the Norbord Board and, except for obtaining Norbord Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, and providing the Director under the CBCA with any records, information or other documents required by him in connection with the Arrangement, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Norbord Circular and other matters relating thereto, the approval of the Norbord Board.

(d)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Norbord, and constitutes a legal, valid and binding obligation of Norbord, enforceable against Norbord in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)	No Default. None of Norbord or any of the Norbord Material Subsidiaries is in conflict with, or in default under or in violation of:

(i)	its articles or by-laws or equivalent constating documents; or

(ii)

any material Authorization or Material Contract to which Norbord or any Norbord Material Subsidiary is a party, except for any violation or default which would not, individually or in the aggregate, result in a Material Adverse Effect with respect to Norbord.

(f)

No Violation. Except as disclosed in Section 3.1(f) of the Norbord Disclosure Letter, neither the authorization, execution and delivery of this Agreement by Norbord nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by Norbord with any of the provisions hereof or thereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	the articles, by-laws or other constating documents of Norbord or any Norbord Material Subsidiary;

(B)	any material Authorization or Material Contract to which Norbord or any Norbord Material Subsidiary is a party or to which it or any of its properties or assets are bound; or

(C)	except required filings under applicable Securities Laws or rules and regulations of the TSX or NYSE or any Key

Regulatory Approvals, any Laws, regulation, order, judgment or decree applicable to Norbord or any of the Norbord Material Subsidiaries or their respective properties or assets;

except in the case of (B) and (C) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate materially adversely affect Norbord’s ability to perform its obligations under this Agreement or result in a Norbord Material Adverse Effect;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract or material Authorization to which Norbord or any Norbord Material Subsidiary is a party;

(iii)

give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Norbord or any of the Norbord Material Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available; or

(iv)

result in the imposition of any Lien upon any of the property or assets of Norbord or any Norbord Material Subsidiary (whether owned or leased), or restrict, hinder, impair or limit the ability of Norbord or any Norbord Material Subsidiary to conduct their respective businesses as and where it is now being conducted, except as would not and would not reasonably be expected to be, individually or in the aggregate, material to the business of Norbord or any Norbord Material Subsidiary as presently conducted.

Except as disclosed in Section 3.1(f) of the Norbord Disclosure Letter, no consents, approvals or notices are required to be obtained from, or given to, any third party under any Material Contracts or any material Authorizations of Norbord in order for Norbord to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(g)

Governmental Approvals. Except as disclosed in Section 3.1(g) of the Norbord Disclosure Letter, the execution, delivery and performance by Norbord of this Agreement and the consummation by Norbord of the Arrangement requires no Authorization or consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than:

(i)	the Interim Order and any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	filings with the Director under the CBCA;

(iv)	the Key Regulatory Approvals;

(v)	compliance with any applicable Securities Laws and stock exchange rules and regulations;

(vi)

any consent waiver or approval or other action by or in respect of, or filings with, or notification to, any Governmental Entity which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect; and

(vii)	any Authorization or other action by or in respect of, of filings with, or notification to, any Governmental Entity regarding the Norbord Tenures.

(h)	Capitalization.

(i)

The authorized share capital of Norbord consists of an unlimited number of Norbord Shares, an unlimited number of Class A preferred shares, an unlimited number of Class B preferred shares and an unlimited number of non-voting participating shares. As of the close of business on November 17, 2020, there were issued and outstanding 80,653,875 Norbord Shares and no Class A preferred shares, Class B preferred shares or non-voting participating shares.

(ii)

As of the close of business on November 17, 2020, an aggregate of up to 1,381,504 Norbord Shares are issuable upon the exercise of Norbord Options, Section 3.1(h) of the Norbord Disclosure Letter contains a complete and accurate list of all Norbord Options as of the date hereof, including, with respect to such Norbord Options, a unique identifier for the holder, the date of grant, exercise prices and the number of outstanding Norbord Options in respect of each grant. Norbord has included in the Norbord Data Room a true and complete copy of the Norbord Stock Option Plan governing such Norbord Options and the Legacy Ainsworth Option Plan.

(iii)

On the date hereof, there are 96,643 Norbord DSUs and 224,833 Norbord RSUs issued and outstanding. Section 3.1(h) of the Norbord Disclosure Letter contains a complete and accurate list of; (x) all Norbord DSUs issued and outstanding as of the date hereof; and (y) all Norbord RSUs issued and outstanding as of the date hereof, including, with respect to each such Norbord RSU, a unique identifier for the holder, the date of grant and the number of outstanding Norbord RSUs with respect to each grant. No Norbord Shares will be issued upon settlement of any Norbord DSUs or Norbord RSUs. Norbord has included in the Norbord Data Room a true and complete copy of the Norbord DSU Plans governing such Norbord DSUs and the Norbord RSU Plan governing such Norbord RSUs.

(iv)

Except for the Norbord Options, Norbord RSUs, Norbord DSUs, the Norbord ESSP, the Norbord DRIP and the Plan of Arrangement, there are no options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Norbord of any securities of Norbord (including Norbord Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Norbord (including Norbord Shares) or subsidiaries of Norbord.

(v)

Since the close of business on October 3, 2020, no Norbord Shares have been issued other than pursuant to the terms of the Norbord DRIP and the Norbord Options outstanding at that time, and no Norbord Options have been issued.

(vi)

All outstanding Norbord Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Norbord Shares issuable upon the exercise of Norbord Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Norbord (including the Norbord Shares and the Norbord Options) have been issued in compliance with all applicable Laws and Securities Laws.

(vii)

All stock repurchase plans, automatic share purchase plans, and any policies, agreements, and arrangements of Norbord relating to the repurchase of its securities have been established, maintained, and administered in all material respects with their terms and in material compliance with all applicable laws, including any applicable rules and regulations of the TSX, NYSE, Canadian Securities Laws and the U.S. Exchange Act, and all purchases of Norbord securities pursuant to such plans, policies, agreements and arrangements have been completed in material compliance with all such applicable laws.

(viii)

There are no securities of Norbord or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Norbord Shares on any matter. There are no outstanding contractual or other obligations of Norbord or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Norbord or any of its subsidiaries having the right to vote with the holders of the outstanding Norbord Shares on any matters.

(i)

Ownership of Subsidiaries. All of the issued and outstanding shares and other ownership interests in the subsidiaries of Norbord are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Norbord are legally and beneficially owned free and clear of all Liens (other than Permitted Encumbrances), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests in or material assets or properties of any of the subsidiaries of Norbord. No securities of any of the subsidiaries of Norbord have been issued in violation of any Law, or pre-emptive or similar rights. There are no Contracts, commitments, understandings or restrictions which require any subsidiaries of Norbord to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of equity interests in its subsidiaries, Norbord, directly or indirectly through any of its subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(j)

Shareholder and Similar Agreements. Except as set forth in Section 3.1(j) of the Norbord Disclosure Letter and in connection with the Norbord Voting Agreements, neither Norbord nor any of the Norbord Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of Norbord or any of the Material Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Norbord or any of the Material Subsidiaries and Norbord has not adopted a shareholder rights plan or any other similar plan or agreement.

(k)

Reporting Status and Securities Laws Matters. Norbord is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws in each of the provinces and territories of Canada. The Norbord Shares are registered under Section 12 of the U.S. Exchange Act and Norbord is in material compliance with its reporting obligations pursuant to Section 13 of the U.S. Exchange Act as a “foreign private issuer”, as defined by Rule 3b-4 of the U.S. Exchange Act. Norbord is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. Norbord is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of Norbord, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Norbord Shares are listed on, and Norbord is in compliance, in all material respects, with the rules and policies of, the TSX and NYSE. Norbord is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Norbord and to the knowledge of Norbord, no inquiry, audit, review or investigation (formal or informal) of any Securities Authority, the TSX or NYSE is in effect or ongoing or, to the knowledge of Norbord, expected to be implemented or undertaken. There are no outstanding or unresolved comments in any comment letters from the Securities Authorities with respect to any document filed as part of the Norbord Public Disclosure Record.

(l)

Public Filings. Norbord has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the TSX and/or NYSE. All such documents and information comprising the Norbord Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Norbord Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX and/or NYSE. Norbord has not filed any confidential material change report with any Securities Authorities, the TSX and/or NYSE that at the date of this Agreement remains confidential.

(m)

Financial Statements. Norbord’s audited financial statements as at and for the fiscal years ended December 31, 2018 and December 31, 2019 (including the notes thereto) and related MD&A and Norbord’s consolidated financial statements as at and for the three and nine months ended October 3, 2020 and related MD&A (collectively, the “Norbord Financial Statements”) were prepared in accordance with IFRS consistent with the prior period (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Norbord’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and applicable Laws and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of Norbord for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Norbord on a consolidated basis. There has been no material change in Norbord’s accounting policies, except as described in the Norbord Financial Statements, since December 31, 2019. Other than as disclosed in Section 3.1(m) of the Norbord Disclosure Letter, Norbord has not made any determination to correct or restate, nor, to the knowledge of Norbord is there any basis for any correction or restatement of, any aspect of any of the Norbord Financial Statements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Norbord or any of its subsidiaries with unconsolidated entities or other Persons that are not reflected in the Norbord Financial Statements.

(n)

Disclosure Controls and Procedures. Norbord has designed and maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”)) to provide reasonable assurance that (i) material information relating to Norbord is made known to the Chief Executive Officer and Chief Financial Officer of Norbord on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; and (ii) information required to be disclosed by Norbord in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws.

(o)

Internal Controls and Financial Reporting. Norbord has designed and maintains a system of internal controls over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2019, there has been no change in Norbord’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Norbord’s internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of Norbord, as of the date of this Agreement, (i) there are no material weaknesses in, the internal controls over financial reporting of Norbord that could reasonably be expected to lead management to conclude that such internal controls over financial reporting are not effective, and (ii) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Norbord.

(p)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of Norbord (or each former principal executive officer and each former principal financial officer of Norbord, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Norbord Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Norbord Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Norbord nor any of its subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of Norbord or any of its subsidiaries. Norbord is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(q)

Reportable Audit Events. Since January 1, 2018, Norbord has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Norbord or its internal accounting controls, including any material complaint, allegation, assertion, or claim that Norbord has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Norbord Board.

(r)	Books and Records; Disclosure. The financial books, records and accounts of Norbord:

(i)	have been maintained in all material respects in accordance with applicable Laws and IFRS on a basis consistent with prior years;

(ii)	accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Norbord; and

(iii)	accurately and fairly reflect the basis for the Norbord Financial Statements in all material respects.

(s)

Minute Books. The corporate minute books of Norbord are complete and accurate in all material respects, other than in respect of those portions of minutes of meetings reflecting discussions of the Arrangement and the strategic alternatives considered by Norbord.

(t)

Financial Indebtedness. As of the date hereof and as of the date of Closing, Norbord is and will be in compliance in all material respects with the terms and conditions of the material Financial Indebtedness of and has not and will not have received any notice of default or breach of, or termination under, any other instruments governing material Financial Indebtedness of Norbord.

(u)

No Material Undisclosed Liabilities. Norbord has no material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than:

(i)	those specifically disclosed in the Norbord Public Disclosure Record filed prior to the date of this Agreement,

(ii)	specifically identified in the Norbord Financial Statements,

(iii)	which relate to the proposed Arrangement (including any transaction expenses), or

(iv)	incurred in the Ordinary Course of conduct of Norbord’s continuing business operations consistent with past practice since the date of the most recent Norbord Financial Statements.

(v)

No Material Change. Since December 31, 2019, Norbord has conducted its business in all material respects in the Ordinary Course of business consistent with past practice, excluding matters relating to the proposed Arrangement and the related process and except as disclosed in the Norbord Public Disclosure Record or Section 3.1(v) of the Norbord Disclosure Letter;

(i)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect;

(ii)

except as disclosed in the Norbord Public Disclosure Record and other than in the Ordinary Course of business consistent with past practice, there has not been any acquisition or sale by Norbord of any material property or assets;

(iii)

other than in the Ordinary Course of business consistent with past practice or as disclosed in the Norbord Financial Statements, there has not been any creation, incurrence, assumption or guarantee by Norbord of any Financial Indebtedness, any creation or assumption by Norbord of any Lien or any making by Norbord of any loan, advance or capital contribution to or investment in any other Person;

(iv)	except as disclosed in the Norbord Public Disclosure Record, there has been no dividend or distribution of any kind declared, paid or made by Norbord on any Norbord Shares;

(v)	Norbord has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Norbord Shares;

(vi)

Norbord has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other Norbord Benefit Plan or shareholder rights plan;

(vii)

there has not been any material increase in or modification of the compensation payable to or to become payable by Norbord to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any Employee Plans of Norbord (including the granting of Norbord Options pursuant to the Norbord Stock Option Plan or Norbord RSUs pursuant to the Norbord RSU Plan) made to, for or with any of such directors or officers; and

(viii)	Norbord has not removed any auditor or director or terminated any senior officer.

(w)

Litigation. Other than as disclosed in Section 3.1(w) of the Norbord Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, indictment or investigation that is pending or has been commenced or, to the knowledge of Norbord, is threatened affecting Norbord or affecting any of its property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to Norbord, has or could reasonably be expected to result in liability to Norbord in excess of $1 million. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Norbord, threatened against or relating to Norbord before any Governmental Entity. Except as disclosed in the Norbord Public Disclosure Record or Section 3.1(w) of the Norbord Disclosure Letter, neither Norbord nor any of its respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to Norbord and its subsidiaries on a consolidated basis.

(x)	Taxes. Other than as disclosed in Section 3.1(x) of the Norbord Disclosure Letter:

(i)	Norbord has duly and timely filed all material Tax Returns required by applicable Law to be filed prior to the date hereof with the appropriate

Governmental Entities and all such Tax Returns are true and correct in all material respects;

(ii)	Norbord has duly and timely:

(A)	paid all material Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Entity;

(B)

withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and

(C)	collected all amount of all material Taxes required to be collected and has duly and timely remitted the same to the appropriate Governmental Entity’

(iii)

the charges, accruals and reserves for Taxes reflected on the Norbord Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are in accordance with and adequate under IFRS to cover Taxes with respect to Norbord and its subsidiaries for the periods covered thereby, and, since the date of the Norbord Financial Statements, no material liability in respect of Taxes not reflected in such statements has accrued or been incurred other than in the Ordinary Course;

(iv)

there are no proceedings, investigations, audits, re-assessments or claims now pending against Norbord in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of Norbord, has threatened to assert against Norbord any deficiency or claim for Taxes or interest thereon or penalties in connection therewith;

(v)

there are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by Norbord, or the payment of any Taxes by Norbord, and Norbord has not requested or offered to enter into any such agreement, arrangement, waiver or objections;

(vi)	there are no material Liens for Taxes upon any property or assets of Norbord (whether owned or leased), except Permitted Encumbrances;

(vii)

Norbord is not a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes, and Norbord is not liable under section 160 of the Tax Act for the Taxes of another Person;

(viii)	Norbord has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees,

officers, directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity;

(ix)

Norbord has not transferred any property to, or supplied any services to, or acquired any property or services from, a Person with whom it was not dealing at arm’s length (within the meaning of the Tax Act) at the relevant time for consideration other than the consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services;

(x)	for the purposes of the Tax Act and any other relevant Tax purposes, Norbord is resident in Canada;

(xi)

Norbord is and has been at all relevant times, in respect of any taxation year for which any assessment or reassessment period in respect of Taxes by any Governmental Entity has not yet closed, in compliance with all applicable transfer pricing Laws, including contemporaneous documentation and disclosure requirements thereunder; and

(xii)	no written claim has been made by any Governmental Entity in a jurisdiction where Norbord does not file Tax Returns that is or may be subject to Tax by that jurisdiction.

Notwithstanding any provision of this Agreement to the contrary, this Section 3.1(x) shall be the exclusive representation and warranty of Norbord in respect of Tax matters of any kind or conditions, liabilities or losses arising from or relating to such matters.

(y)	Norbord Tenures.

Except as disclosed in the Norbord Financial Statements:

(i)

to the knowledge of Norbord, each of the Norbord Tenures is now recorded in the records of the appropriate Governmental Entity in the name of Norbord or one of its subsidiaries and no material rentals, stumpage, royalty or scale accounts and other Taxes, assessments or costs arising under the Norbord Tenures are overdue or in dispute with any Governmental Entity;

(ii)

Norbord is in compliance in all material respects, commensurate with good forest industry practice prevailing in the forest regions in which Norbord operates as at the date hereof, with all covenants, agreements and obligations including silviculture obligations on its part to be observed or performed under the provisions of each of Norbord Tenures and the licenses, authorizations, permits, plans, contracts and other agreements relating thereto and applicable Laws, other than such non-compliance as collectively would not have a Material Adverse Effect;

(iii)	Norbord is not in breach of, nor has received any notice of breach of, the Norbord Tenures, any of the timber cutting rights or Authorizations or operating or development plans issued or filed pursuant to any of the Norbord Tenures, other than breaches which collectively would not have a Material Adverse Effect, have been remedied by Norbord or in respect of which the notice has been abandoned by the Person having authority to do so;

(iv)	Norbord has all material licences, permits, orders, authorities and other permissions necessary or advisable to provide free access in and out of the Norbord Tenures; and

(v)

Norbord has not received written notice from any Governmental Entity with respect to any matter which would have the effect of reducing, impairing, suspending or terminating in a material manner any Norbord Tenures or any rights or privileges attached thereto after the date hereof.

(z)	Property.

(i)

Norbord or one of its subsidiaries is the registered and/or beneficial owner of its real property (collectively, the “Norbord Owned Real Property”) free and clear of all Liens, except Permitted Encumbrances.

(ii)	In respect of the Norbord Owned Real Property:

(A)	Norbord has received no notice, and has no knowledge, of any intention of any Governmental Entity to expropriate all or any material part of the Norbord Owned Real Property;

(B)	there are no leases in respect of the Norbord Owned Real Property or any part thereof other than Permitted Encumbrances;

(C)	no Person has any right of first refusal, option, or other right to acquire the Norbord Owned Real Property or any part thereof other than Permitted Encumbrances;

(D)	to the knowledge of Norbord, Norbord is not in default under any of its material obligations arising out of any Permitted Encumbrances beyond any applicable cure periods; and

(E)	all necessary material permits and approvals have been obtained from the appropriate Governmental Entity in respect of Norbord’s present use of and operations on the Norbord Owned Real Property.

(iii)

Norbord or one of its subsidiaries, as applicable, holds good and valid leasehold interests in each property currently leased or subleased by Norbord or one of its subsidiaries from a third party (collectively, the “Norbord Leased Properties”), free and clear of all Liens other than Permitted Encumbrances or those Liens which taken together would not constitute a Material Adverse Effect. Each of the documents relating to the

Norbord Leased Properties (the “Norbord Lease Documents”) is valid, binding and in full force and effect as against Norbord and, to the knowledge of Norbord, as against the other party thereto, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). To the knowledge of Norbord, neither Norbord nor any of the other parties to the Norbord Lease Documents, is in breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Norbord Lease Documents which breach, violation or default has not been cured and would, individually or in the aggregate, have a Material Adverse Effect, and Norbord has not received or given any notice of default under any such agreement which remains uncured which would, individually or in the aggregate, have a Material Adverse Effect.

(iv)

Norbord has good and valid title to, or a valid and enforceable leasehold interest in, all of its other material assets and property not listed above in paragraph (z). Norbord’s ownership of or leasehold interest in any such property is not subject to any Liens, except for Permitted Encumbrances or Liens disclosed in either the Norbord Financial Statements or the Norbord Public Disclosure Record, or to any agreement to sell or otherwise dispose, back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Norbord’s interest in any of the foregoing material properties and assets.

(aa)

Sufficiency of Assets. The assets and property owned, leased or licensed by Norbord and its subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of Norbord.

(bb)	Material Contracts. With respect to the Material Contracts of Norbord:

(i)	All of the Material Contracts of Norbord are in full force and effect, and Norbord is entitled to all rights and benefits thereunder in accordance with the terms thereof.

(ii)	Norbord has performed in all material respects all of its obligations required to be performed by it under each Material Contract to which it is a party to the date of this Agreement.

(iii)

Norbord has not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of Norbord or, to the knowledge of Norbord, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iv)

All of the Material Contracts of Norbord are valid and binding obligations of Norbord and are enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(v)

As at the date hereof, Norbord has not received written notice that any party to a Material Contract of Norbord intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Norbord, no such action has been threatened.

(cc)	Authorizations.

(i)

Norbord has obtained all material Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Norbord or otherwise in connection with the material business or operations of Norbord and such Authorizations are in full force and effect.

(ii)	Norbord has complied with and are in compliance in all material respects with all such Authorizations.

(iii)	There is no action, investigation or proceeding pending or, to the knowledge of Norbord, threatened regarding the termination, revocation or non-renewal of such Authorizations.

(iv)

Norbord has not received any written notice of revocation or non-renewal or material amendment of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or materially amend any of such Authorizations, except where such revocation, non-renewal or material amendment of such Authorizations would not, individually or in the aggregate, have a Material Adverse Effect.

(v)

Other than as disclosed in Section 3.1(cc)(v) of the Norbord Disclosure Letter, no material Authorizations for Norbord will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(vi)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of Norbord as it is currently being conducted.

(vii)	No Person other than Norbord owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(dd)	Environmental Matters.

Other than as disclosed in Section 3.1(dd) of the Norbord Disclosure Letter:

(i)	Norbord has, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits.

(ii)

Norbord has not received any order, request, demand or written notice from any Person either alleging a material violation of any Environmental Law or requiring that Norbord carry out any work, incur any costs or assume any liabilities, related to Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, (x) Norbord has not Released, and, to the knowledge of Norbord, no other Person has Released, any Hazardous Substances (in each case except in compliance with or which has been remediated in compliance with applicable Environmental Laws) on, at, in, under or from any of the Norbord Owned Real Property or Norbord Leased Properties (including the workplace environment) currently owned, leased or operated by Norbord, and (y), to the knowledge of Norbord, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect Norbord under or related to any Environmental Law on, at, in, under or from any of the Norbord Owned Real Property or Norbord Leased Properties (including the workplace environment) currently owned, leased or operated by Norbord.

(iv)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no pending claims, notices, complaints, penalties, prosecutions or other judicial or administrative proceedings issued against Norbord or, to the knowledge of Norbord, threatened against Norbord arising out of any Environmental Laws.

(v)

Notwithstanding any provisions of this Agreement to the contrary, Section 3.1(dd) shall be the exclusive representation and warranty in respect of, or relating to, Environmental Laws, Environmental Permits, Hazardous Substances or any other environmental or occupational health or safety matters of any kind or conditions, liabilities or losses arising from or relating to such matters.

(ee)	Compliance with Laws.

(i)

Norbord has complied with and is not in violation of any applicable Laws (other than Environmental Laws), other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(ii)

Norbord has not received within the last twelve months prior to the date hereof any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the applicable Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(ff)	Anti-Corruption.

(i)

None of Norbord, its subsidiaries nor any of their directors, officers, employees, agents or representatives has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Norbord or its subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Norbord or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Norbord of any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect with respect to Norbord.

(ii)

Neither Norbord, nor, to the knowledge of Norbord, any of its directors, executives, representatives, agents or employees has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, or the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions.

(iii)

Since January 1, 2017, Norbord and its subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iv)	None of Norbord nor its subsidiaries nor any of its directors, officers, employees, agents or representatives has

(A)

conducted or initiated any review, audit or internal investigation that concluded that Norbord or any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or

(B)

made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(v)

Norbord and its subsidiaries have maintained systems of internal controls intended to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering.

(gg)	Sanctions.

(i)

Neither Norbord nor any of its subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of Norbord, any agents or persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

None of Norbord or any of its subsidiaries or, to the knowledge of Norbord, any director, officer, employee or agent of Norbord any of its subsidiaries is a Person that is, or is owned or controlled by Persons that are: (i) the subject/target of any Sanctions, or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including Crimea, Cuba, Iran, North Korea, and Syria).

(iii)

Norbord, its subsidiaries and their respective directors, officers and employees and, to the knowledge of Norbord, the agents of Norbord and its subsidiaries are in compliance with all applicable Sanctions in all material respects.

(iv)	Norbord and its subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(v)	Norbord represents and covenants that for the past three years, neither Norbord nor any of its subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(hh)	Employment & Labour Matters. Except as disclosed in Section 3.1(hh) of the Norbord Disclosure Letter:

(i)

Neither Norbord nor any of its subsidiaries is party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Norbord, threatened union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at Norbord.

(ii)

There are no (and have not in the last three years been any) labour disputes, strikes, organizing activities or work stoppages against Norbord pending, or, to the knowledge of Norbord, threatened. No union has applied to have any of Norbord or its subsidiaries declared a common or related employer under applicable labour legislation.

(iii)	The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not:

(A)

result in any payment (including any bonus, golden parachute, retirement, severance, unemployment compensation or other benefit) becoming due and payable to any of the employees, officers or directors of Norbord, or result in an employee’s, officer’s or director’s entitlement to such payments upon termination or resignation;

(B)	increase the compensation or benefits otherwise payable to any of the employees, officers or directors of Norbord; or

(C)	other than as expressly contemplated in this Agreement, result in the acceleration of the time of payment or vesting of entitlements otherwise available under any Employee Plan of Norbord.

(iv)

Norbord has been for the last three years and is now in compliance, in all material respects, with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including, wages, hours of work, overtime, pay equity, human rights, employment and labour standards, occupational health and safety and workers’ compensation, immigration and work permits and privacy and there are no current, or, to the knowledge of Norbord, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing Employee Plans of Norbord (other than routine claim for benefits).

(v)

None of Norbord nor any of its subsidiaries is subject to any current, pending or, to the knowledge of Norbord, threatened claim, application, complaint or proceeding for wrongful dismissal, constructive dismissal or any tort claim relating to employment or termination of employment of employees or independent or dependent contractors, or under any applicable Law with respect to employment and labour, except for routine claims for benefits and except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(vi)

None of Norbord nor any of its subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Norbord, threatened against Norbord or any of its subsidiaries.

(vii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and Norbord has not been assessed or reassessed in any material respect under such statute or regulation during the past three (3) years and no audit of Norbord is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and there are no claims or, to the knowledge of Norbord, potential claims which may materially adversely affect Norbord’s accident cost experience in respect of the business.

(viii)

Norbord has not amended the terms of any employment agreements since the date of its information circular for its 2020 annual general meeting of shareholders to provide for any change of control provisions or benefits that would be triggered by the completion of the Arrangement or which, when such change of control is followed by a termination of employment (with or without cause or for good reason), would result in the payment of any severance or other termination obligations or accelerate the vesting of any rights under any Norbord Incentive Securities.

Notwithstanding any provisions of this Agreement to the contrary, Section 3.1(hh) shall be the exclusive representation and warranty in respect of, or relating to, employees of Norbord or any other employment, labour or pension matters of any kind or conditions, liabilities or losses arising from or relating to such matters (other than Norbord Employee Plans addressed in Section 3.1(ii) below), employee-related items involving Taxes addressed in Section 3.1(x), and employee-related items constituting Material Contracts addressed in Section 3.1(bb).

(ii)	Employee Plans. Other than as disclosed in Section 3.1(ii) of the Norbord Disclosure Letter:

(i)	Section 3.1(ii) of the Norbord Disclosure Letter lists all Employee Plans of Norbord (the “Norbord Employee Plans”).

(ii)

Norbord has forwarded to West Fraser or made available to West Fraser in the Norbord Data Room true, correct and complete copies of all the Norbord Employee Plans as amended as of the date hereof, together with all related documentation.

(iii)

All Norbord Employee Plans are and have been established, registered, funded, administered, communicated and invested in all material respects (x) in accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of Norbord, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(iv)	All contributions, premiums or taxes required to be made or paid by Norbord under the terms of each Norbord Employee Plan or by applicable Laws have been made in a timely fashion.

(v)	All obligations in respect of each Norbord Employee Plan have been properly accrued and reflected in the Norbord Financial Statements.

(vi)

Norbord has not approved or announced any change in employee participation, coverage, or benefits provided under, any Norbord Employee Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vii)

There are no unfunded liabilities in respect of any Norbord Employee Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(viii)

Other than routine claims for benefits, no Norbord Employee Plan is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(ix)

Other than as disclosed in Section 3.1(ii) of the Norbord Disclosure Letter and excluding pension plan benefits, none of the Norbord Employee Plans provide for retiree or post-termination life insurance, health or other benefits to retired or terminated employees or to the beneficiaries or dependents of retired or terminated employees, except as required by Law.

(x)

Subject to the requirements of Laws, no provision of any Norbord Employee Plan or of any agreement, and no act or omission of Norbord in any way limits, impairs, modifies or otherwise affects the right of Norbord to unilaterally amend or terminate any Norbord Benefit Plan, and no commitments to improve or otherwise amend any Norbord Benefit Plan have been made.

(xi)

Other than as disclosed in Section 3.1(ii) neither Norbord nor any of its ERISA Affiliates currently contributes to or is obligated to contribute to, or has in the past six plan years contributed or been obligated to contribute to, any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, including a “multiemployer plan,” as defined in Section 3(37) of ERISA. With respect to each such employee pension benefit plan: (a) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (b) the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested, each as determined under the assumptions and valuation method of the latest actuarial valuation of such plan); (c) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by Norbord or any ERISA Affiliate and (d) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred.

(jj)

First Nations Claims. Neither Norbord nor any of its subsidiaries has received any written First Nations Claim which affects the Norbord or any of its subsidiaries nor to the knowledge of Norbord, has any First Nations Claim been threatened which relates to the Norbord Tenures, any Norbord Owned Real Property or any Norbord Leased Property, any Authorizations, or the operation by Norbord or its subsidiaries of their respective businesses in the area in which such operations are carried on or in which the Norbord Tenures, such Norbord Owned Real Property or Norbord Leased Property is located that would individually or in the aggregate constitute a Material Adverse Effect with respect to Norbord, and neither Norbord nor any of its subsidiaries has any material outstanding agreements, memorandums of understanding or similar arrangement with any First Nations Group and, except as disclosed in Section 3.1(jj) of the Norbord Disclosure Letter, to the knowledge of Norbord, there are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning Norbord or any its subsidiaries or their respective businesses, operations or assets.

(kk)	NGOs and Community Groups. Except as listed in Section 3.1(kk) of the Norbord Disclosure Letter, to the knowledge of Norbord:

(i)

no authorized legal representative of any community in the vicinity of any of the Norbord Owned Real Properties or Norbord Leased Properties has communicated in writing to Norbord a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such Norbord Owned Real Property or any Norbord Leased Property, or (ii) a material increase in the compensation payments payable by Norbord under any community development or social framework or similar agreements as a condition to the continued operation of Norbord Owned Real Property or any Norbord Leased Property, except for such consents or increases in compensation payments as would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)

no dispute exists or is threatened in writing between community groups and Norbord and its subsidiaries with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a Material Adverse Effect.

(ll)	Intellectual Property.

(i)

Norbord owns all right, title and interest in and to, or is validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of Norbord (collectively, the “Norbord Intellectual Property”). Such Norbord Intellectual Property is sufficient, in all material respects, for conducting the business, as currently conducted, of Norbord, and to the knowledge of Norbord, such Norbord Intellectual Property is valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally), and does not infringe upon the Intellectual Property rights of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(mm)	Computer Systems.

(i)

Computer Systems used by Norbord (the “Norbord Computer Systems”) along with the Computer Systems Carve-Outs used by Norbord meet the data processing and other computing needs of the business and operations of Norbord as presently conducted, subject to ordinary course hardware refreshes and ordinary course maintenance by Norbord and its third party providers of Computer Systems and related services.

(ii)

Norbord uses commercial anti-virus and other cybersecurity tools designed to protect the Norbord Computer Systems from viruses, worms, Trojan horses, and unauthorized or illegal back doors, drop dead devices or time bombs (as such terms are commonly understood in the software industry).

(iii)

Norbord has in place business continuity and disaster recovery plans, procedures and facilities designed to ensure the continuing availability of the functionality provided by the Norbord Computer Systems in the event of any material malfunction or other form of material unscheduled unavailability affecting the Norbord Computer Systems and has plans and procedures in place designed to safeguard the Norbord Computer Systems and prevent unauthorized access to the Norbord Computer Systems.

(iv)

To the extent that Norbord Computer Systems or the use thereof are provided to Norbord by a provider of software as a service, platform as a service or infrastructure as a service, Norbord has a written agreement with such third party, except where the failure to have a written agreement with such third party would not, individually or in the aggregate, have a Material Adverse Effect.

(v)

To Norbord’s knowledge, there has been no material security breach or incident, or other material compromise of the Norbord Computer Systems (which has resulted or would be likely to result in the material unauthorized access or disclosure of any data of any customers, employees, and suppliers maintained, processed or stored by Norbord Computer Systems (including Computer Systems provided by third parties on behalf of Norbord).

(nn)

Related Party Transactions. With the exception of this Agreement and any contracts related to the Norbord ESSP, the Incentive Securities, employment agreements included in the Norbord Data Room and any transactions disclosed in the Norbord Public Disclosure Record, there are no Contracts or other material transactions (including any agreements related to Financial Indebtedness) currently in place between Norbord, on the one hand, and: (i) any officer or director of Norbord; (ii) any affiliate or associate of any such, officer or director, or (iii) any holder of more than 5% of the Norbord Shares and any affiliate or associate of such shareholder.

(oo)

Brokers. Other than as disclosed in Section 3.1(oo) of the Norbord Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Norbord.

(pp)

Insurance. As of the date hereof, Norbord has such policies of insurance as are included in the Norbord Data Room. All insurance polies maintained by Norbord are in full force and effect and in good standing and are in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the wood products industry. Norbord is in compliance in all material respects with all requirements with respect to such insurance policies. Such insurance policies will not be cancelled or otherwise terminated as a result of the completion of the Plan of Arrangement. None of Norbord nor any of its subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(qq)

Restrictions on Business Activities. There is no Material Contract to which Norbord is a party or Order binding upon Norbord or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Norbord or any of its subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Material Contract to which Norbord is a party or Orders to which Norbord is subject which has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect with respect to Norbord.

(rr)

Certain Contracts. Other than as disclosed in Section 3.1(rr) of the Norbord Disclosure Letter, none of Norbord or any of its subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to:

(i)	limit the manner or the localities in which all or any material portion of the business of Norbord or any of its subsidiaries is conducted;

(ii)	limit any business practice of Norbord or any of its subsidiaries in any material respect; or

(iii)	restrict any acquisition or disposition of any property by Norbord or any of its subsidiaries in any material respect.

(ss)

Confidentiality Agreement. Except as disclosed in the Norbord Disclosure Letter, neither Norbord nor any of its subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by Norbord or any of its subsidiaries and neither the entering into of this Agreement or the completion of the transactions contemplated hereby will release or spring (or be deemed to release or spring) any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements.

(tt)

Ownership of West Fraser Shares. As of the date hereof neither Norbord nor any of its subsidiaries, whether alone or together with any person under common control with Norbord or any of its subsidiaries or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of West Fraser nor do they have any options, rights or entitlements to acquire any securities of West Fraser.

(uu)	Compliance with Competition Laws.

(i)	Neither Norbord, nor, to the knowledge of Norbord, any of its directors, executives, representatives, agents or employees has violated or is violating any provision of any Competition Law.

(ii)

Neither Norbord nor any of its subsidiaries is subject to any order, agreement or other constraint imposed by any court, tribunal or Government Entity that requires Norbord or any of its subsidiaries to take action to comply with any Competition Law in any jurisdiction, to dispose of any of its business, assets, properties or product lines in connection with its operations in such jurisdiction, or to otherwise limit its freedom to operate in such jurisdiction.

(iii)	None of Norbord nor its subsidiaries nor any of its directors, officers, employees, agents or representatives has

(A)	conducted or initiated any review, audit or internal investigation that concluded that Norbord or any of its subsidiaries or any of their respective directors, officers,

employees, agents or representatives has violated any Competition Law, or

(B)

made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to non-compliance with any Competition Laws, or received any notice, request or citation from any person alleging non-compliance with any Competition Laws, other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vv)	Investment Canada Act. Norbord is not a non-Canadian for purposes of the Investment Canada Act.

SCHEDULE D

TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF WEST FRASER

(a)	Fairness Opinions and Directors’ Approvals.

(i)	The West Fraser Financial Advisors have delivered the West Fraser Fairness Opinions to the West Fraser Board, and a copy of each West Fraser Fairness Opinion has been delivered to Norbord;

(ii)

West Fraser has been authorized by the West Fraser Financial Advisors to permit inclusion of the West Fraser Fairness Opinions and references thereto and summaries thereof in the West Fraser Circular; and

(iii)

the West Fraser Board has unanimously (i) determined that the Transaction is in the best interests of West Fraser and is fair to the West Fraser Shareholders, (ii) resolved to recommend to the West Fraser Shareholders that they vote in favour of the West Fraser Resolution, and (iii) approved the execution and performance of this Agreement and the completion of the Transaction pursuant to this Agreement; and

(iv)

to the knowledge of West Fraser, each director and named executive officer of West Fraser has indicated that he or she intends to vote the West Fraser Shares that he or she directly or indirectly owns in favour of the West Fraser Resolution in accordance with the West Fraser Voting Agreements.

(b)

Organization and Qualification. West Fraser and each of the West Fraser Material Subsidiaries is a corporation or other entity duly incorporated, continued or organized, as applicable and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or organization and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. West Fraser and each of the West Fraser Material Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. No action has been taken to amend or supersede such constating documents of West Fraser or any of the West Fraser Material Subsidiaries.

(c)

Authority Relative to this Agreement. West Fraser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by West Fraser as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by West Fraser and the performance by West Fraser of its obligations under this Agreement have been duly authorized by the West Fraser Board and, except for obtaining West Fraser Shareholder Approval in the manner contemplated herein, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the West Fraser Circular and other matters relating thereto, the approval of the West Fraser Board.

(d)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by West Fraser, and constitutes a legal, valid and binding obligation of West Fraser, enforceable against West Fraser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)	No Default. None of West Fraser or any of the West Fraser Material Subsidiaries is in conflict with, or in default under or in violation of:

(i)	its articles or by-laws or equivalent constating documents; or

(ii)

any Authorization or Material Contract to which West Fraser or any West Fraser Material Subsidiary is a party, except for any violation or default which would not, individually or in the aggregate, result in a Material Adverse Effect with respect to West Fraser.

(f)

No Violation. Except as disclosed in Section 4.1(f) of the West Fraser Disclosure Letter, neither the authorization, execution and delivery of this Agreement by West Fraser nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by West Fraser with any of the provisions hereof or thereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	the articles, by-laws or other constating documents of West Fraser or any West Fraser Material Subsidiary;

(B)	any material Authorization or Material Contract to which West Fraser or any West Fraser Material Subsidiary is a party or to which it or any of its properties or assets are bound; or

(C)

except required filings under applicable Securities Laws or rules and regulations of the TSX or any Key Regulatory Approvals, any Laws, regulation, order, judgment or decree applicable to West Fraser or any of the West Fraser Material Subsidiaries or their respective properties or assets;

except in the case of (B) and (C) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate materially adversely affect West Fraser’s ability to perform its obligations under this Agreement or result in a West Fraser Material Adverse Effect;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract or material Authorization to which West Fraser or any West Fraser Material Subsidiary is a party;

(iii)

give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by West Fraser or any of the West Fraser Material Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available; or

(iv)

result in the imposition of any Lien upon any of the property or assets of West Fraser or any West Fraser Material Subsidiary (whether owned or leased), or restrict, hinder, impair or limit the ability of West Fraser or any West Fraser Material Subsidiary to conduct their respective businesses as and where it is now being conducted, except as would not and would not reasonably be expected to be, individually or in the aggregate, material to the business of West Fraser or any West Fraser Material Subsidiary as presently conducted.

Except as disclosed in Section 4.1(f) of the West Fraser Disclosure Letter, no consents, approvals or notices are required to be obtained from, or given to, any third party under any Material Contracts or any material Authorizations of West Fraser in order for West Fraser to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(g)

Governmental Approvals. Except as disclosed in Section 4.1(g) of the West Fraser Disclosure Letter, the execution, delivery and performance by West Fraser of this Agreement and the consummation by West Fraser of the Arrangement requires no Authorization or consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than:

(i)	the Key Regulatory Approvals;

(ii)	compliance with any applicable Securities Laws and stock exchange rules and regulations;

(iii)

any consent waiver or approval or other action by or in respect of, or filings with, or notification to, any Governmental Entity which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect; and

(iv)	any Authorization or other action by or in respect of, of filings with, or notification to, any Governmental Entity regarding the West Fraser Tenures.

(h)	Capitalization.

(i)

The authorized share capital of West Fraser consists of 430,000,000 shares divided into 400,000,000 West Fraser Shares, 20,000,000 West Fraser Class B Shares and 10,000,000 preferred shares. As of the close of business on November 18, 2020, there were issued and outstanding 66,396,434 West Fraser Shares and 2,281,478 West Fraser Class B Shares for a total of 68,677,912 West Fraser Shares and Class B Shares. No preferred shares have been issued or are outstanding.

(ii)

As of the close of business on November 18, 2020, an aggregate of up to 1,332,632 West Fraser Shares are issuable upon the exercise of West Fraser Options. West Fraser has included in the West Fraser Data Room a true and complete copy of the West Fraser Stock Option Plan governing such West Fraser Options.

(iii)	On the date hereof, there are 85,161 West Fraser DS Units, 33,498 West Fraser RS Units and 118,403 West Fraser PS Units issued and outstanding.

No West Fraser Shares will be issued upon settlement of any West Fraser RS Units or West Fraser PS Units. West Fraser has included in the West Fraser Data Room a true and complete copy of each of the West Fraser DSU Plan and the West Fraser PSU Plan.

(iv)

Except for the West Fraser Class B Shares, the West Fraser Options, West Fraser RS Units, and the Plan of Arrangement, there are no options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by West Fraser of any securities of West Fraser (including West Fraser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of West Fraser (including West Fraser Shares) or subsidiaries of West Fraser.

(v)

Since the close of business on September 30, 2020, no West Fraser Shares have been issued other than pursuant to the exercise of West Fraser Options outstanding at that time, and no West Fraser Options have been issued.

(vi)

All outstanding West Fraser Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all West Fraser Shares issuable upon the exercise of West Fraser Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of West Fraser (including the West Fraser Shares and the West Fraser Options)

have been issued in compliance with all applicable Laws and Securities Laws.

(vii)

All stock repurchase plans, automatic share purchase plans, and any policies, agreements, and arrangements of West Fraser relating to the repurchase of its securities have been established, maintained, and administered in all material respects with their terms and in material compliance with all applicable laws, including any applicable rules and regulations of the TSX and Canadian Securities Laws, and all purchases of West Fraser securities pursuant to such plans, policies, agreements and arrangements have been completed in material compliance with such applicable laws.

(viii)

There are no securities of West Fraser or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding West Fraser Shares and West Fraser Class B Shares on any matter. There are no outstanding contractual or other obligations of West Fraser or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of West Fraser or any of its subsidiaries having the right to vote with the holders of the outstanding West Fraser Shares on any matters.

(i)

Ownership of Subsidiaries. All of the issued and outstanding shares and other ownership interests in the subsidiaries of West Fraser are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by West Fraser are legally and beneficially owned free and clear of all Liens (other than Permitted Encumbrances), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests in or material assets or properties of any of the subsidiaries of West Fraser. No securities of any of the subsidiaries of West Fraser have been issued in violation of any Law, or pre-emptive or similar rights. There are no Contracts, commitments, understandings or restrictions which require any subsidiaries of West Fraser to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of equity interests in its subsidiaries, West Fraser, directly or indirectly through any of its subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(j)

Shareholder and Similar Agreements. Except as set forth in Section 4.1(j) of the West Fraser Disclosure Letter and in connection with the West Fraser Voting Agreements, neither West Fraser nor any of the West Fraser Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of West

Fraser or any of the Material Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in West Fraser or any of the Material Subsidiaries and except for the shareholder rights plan dated April 9, 2020, West Fraser has not adopted a shareholder rights plan or any other similar plan or agreement.

(k)

Reporting Status and Securities Laws Matters. West Fraser is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws in each of the provinces and territories of Canada. The West Fraser Shares are not registered under Section 12 of the U.S. Exchange Act and West Fraser is as a “foreign private issuer”, as defined by Rule 3b-4 of the U.S. Exchange Act. West Fraser is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. West Fraser is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of West Fraser, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The West Fraser Shares are listed on, and West Fraser is in compliance, in all material respects, with the rules and policies of the TSX. West Fraser is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of West Fraser and to the knowledge of West Fraser, no inquiry, audit, review or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of West Fraser, expected to be implemented or undertaken. There are no outstanding or unresolved comments in any comment letters from the Securities Authorities with respect to any document filed as part of the West Fraser Public Disclosure Record.

(l)

Public Filings. West Fraser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the TSX. All such documents and information comprising the West Fraser Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the West Fraser Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities and/or the TSX. West Fraser has not filed any confidential material change report with any Securities Authorities and/or the TSX that at the date of this Agreement remains confidential.

(m)

Financial Statements. West Fraser’s audited financial statements as at and for the fiscal years ended December 31, 2018 and December 31, 2019 (including the notes thereto) and related MD&A and West Fraser’s consolidated financial statements as at and for the three and nine months ended September 30, 2020 and related MD&A (collectively, the “West Fraser Financial Statements”) were prepared in accordance with IFRS consistent with the prior period (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of West Fraser’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and applicable Laws and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of West Fraser for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of West Fraser on a consolidated basis. There has been no material change in West Fraser’s accounting policies, except as described in the West Fraser Financial Statements, since December 31, 2019. West Fraser has not made any determination to correct or restate, nor, to the knowledge of West Fraser is there any basis for any correction or restatement of, any aspect of any of the West Fraser Financial Statements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of West Fraser or any of its subsidiaries with unconsolidated entities or other Persons that are not reflected in the West Fraser Financial Statements.

(n)

Disclosure Controls and Procedures. West Fraser has designed and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to West Fraser is made known to the Chief Executive Officer and Chief Financial Officer of West Fraser on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; and (ii) information required to be disclosed by West Fraser in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws.

(o)

Internal Controls and Financial Reporting. West Fraser has designed and maintains a system of internal controls over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2019, there has been no change in West Fraser’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, West Fraser’s internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of West Fraser, as of the date of this Agreement, (i) there are no material weaknesses in, the internal controls over financial reporting of West Fraser that could reasonably be expected to lead management to conclude that such internal controls over financial reporting are not effective, and (ii) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of West Fraser.

(p)

Reportable Audit Events. Since January 1, 2018, West Fraser has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of West Fraser or its internal accounting controls, including any material complaint, allegation, assertion, or claim that West Fraser has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the West Fraser Board.

(q)

Books and Records; Disclosure. The financial books, records and accounts of West Fraser: (i) have been maintained in all material respects in accordance with applicable Laws and IFRS on a basis consistent with prior years; (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of West Fraser; and (iii) accurately and fairly reflect the basis for the West Fraser Financial Statements in all material respects.

(r)

Minute Books. The corporate minute books of West Fraser are complete and accurate in all material respects, other than in respect of those portions of minutes of meetings reflecting discussions of the Arrangement and the strategic alternatives considered by West Fraser.

(s)

Financial Indebtedness. As of the date hereof and as of the date of Closing, West Fraser is and will be in compliance in all material respects with the terms and conditions of the material Financial Indebtedness of West Fraser and has not and will not have received any notice of default or breach of, or termination under, any other instruments governing material Financial Indebtedness of West Fraser.

(t)

No Material Undisclosed Liabilities. West Fraser has no material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than:

(i)	those specifically disclosed in the West Fraser Public Disclosure Record filed prior to the date of this Agreement,

(ii)	specifically identified in the West Fraser Financial Statements,

(iii)	which relate to the proposed Arrangement (including any transaction expenses), or

(iv)	incurred in the Ordinary Course of conduct of West Fraser’s continuing business operations consistent with past practice since the date of the most recent West Fraser Financial Statements.

(u)

No Material Change. Since December 31, 2019: West Fraser has conducted its business in all material respects in the Ordinary Course of business consistent with past practice, excluding matters relating to the proposed Arrangement and the related process and except as disclosed in the West Fraser Public Disclosure Record or Section 4.1(u) of the West Fraser Disclosure Letter;

(i)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect;

(ii)

except as disclosed in the West Fraser Public Disclosure Record and other than in the Ordinary Course of business consistent with past practice, there has not been any acquisition or sale by West Fraser of any material property or assets;

(iii)

other than in the Ordinary Course of business consistent with past practice or as disclosed in the West Fraser Financial Statements, there has not been any creation, incurrence, assumption or guarantee by West Fraser of any Financial Indebtedness, any creation or assumption by West Fraser of any Lien or any making by West Fraser of any loan, advance or capital contribution to or investment in any other Person;

(iv)	except as disclosed in the West Fraser Public Disclosure Record, there has been no dividend or distribution of any kind declared, paid or made by West Fraser on any West Fraser Shares;

(v)	West Fraser has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding West Fraser Shares;

(vi)

West Fraser has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other West Fraser Benefit Plan or shareholder rights plan;

(vii)

there has not been any material increase in or modification of the compensation payable to or to become payable by West Fraser to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any Employee Plans of West Fraser (including the granting of West Fraser Options pursuant to the West Fraser Stock Option Plan or West Fraser RS Units pursuant to the West Fraser RS Unit Plan) made to, for or with any of such directors or officers; and

(viii)	West Fraser has not removed any auditor or director or terminated any senior officer.

(v)

Litigation. Other than as disclosed in Section 4.1(v) of the West Fraser Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, indictment or investigation that is pending or has been commenced or, to the knowledge of West Fraser, is threatened affecting West Fraser or affecting any of its property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to West Fraser, has or could reasonably be expected to result in liability to West Fraser in excess of $1 million. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of West Fraser, threatened against or relating to West Fraser before any Governmental Entity. Except as disclosed in the West Fraser Public Disclosure Record or Section 4.1(v) of the West Fraser Disclosure Letter, neither West Fraser nor any of its respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to West Fraser and its subsidiaries on a consolidated basis.

(w)	Taxes. Other than as disclosed in Section 4.1(w) of the West Fraser Disclosure Letter:

(i)

West Fraser has duly and timely filed all material Tax Returns required by applicable Law to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects;

(ii)	West Fraser has duly and timely:

(A)	paid all material Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Entity;

(B)

withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and

(C)	collected all amount of all material Taxes required to be collected and has duly and timely remitted the same to the appropriate Governmental Entity’

(iii)

the charges, accruals and reserves for Taxes reflected on the West Fraser Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are in accordance with and adequate under IFRS to cover Taxes with respect to West Fraser and its subsidiaries for the periods covered thereby, and, since the date of the West Fraser Financial Statements, no material liability in respect of Taxes not reflected in such statements has accrued or been incurred other than in the Ordinary Course;

(iv)

there are no proceedings, investigations, audits, re-assessments or claims now pending against West Fraser in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of West Fraser, has threatened to assert against West Fraser any deficiency or claim for Taxes or interest thereon or penalties in connection therewith;

(v)

there are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by West Fraser, or the payment of any Taxes by West Fraser, and

West Fraser has not requested or offered to enter into any such agreement, arrangement, waiver or objections;

(vi)	there are no material Liens for Taxes upon any property or assets of West Fraser (whether owned or leased), except Permitted Encumbrances;

(vii)

West Fraser is not a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes, and West Fraser is not liable under section 160 of the Tax Act for the Taxes of another Person;

(viii)

West Fraser has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees, officers, directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity;

(ix)

West Fraser has not transferred any property to, or supplied any services to, or acquired any property or services from, a Person with whom it was not dealing at arm’s length (within the meaning of the Tax Act) at the relevant time for consideration other than the consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services;

(x)	for the purposes of the Tax Act and any other relevant Tax purposes, West Fraser is resident in Canada;

(xi)

West Fraser is and has been at all relevant times, in respect of any taxation year for which any assessment or reassessment period in respect of Taxes by any Governmental Entity has not yet closed, in compliance with all applicable transfer pricing Laws, including contemporaneous documentation and disclosure requirements thereunder; and

(xii)	no written claim has been made by any Governmental Entity in a jurisdiction where West Fraser does not file Tax Returns that it is or may be subject to Tax by that jurisdiction.

Notwithstanding any provision of this Agreement to the contrary, this Section 4.1(w) shall be the exclusive representation and warranty of West Fraser in respect of Tax matters of any kind or conditions, liabilities or losses arising from or relating to such matters.

(x)	West Fraser Tenures.

Except as disclosed in the West Fraser Financial Statements:

(i)

to the knowledge of West Fraser, each of the West Fraser Tenures is now recorded in the records of the appropriate Governmental Entity in the name of West Fraser or one of its subsidiaries and no material rentals, stumpage, royalty or scale accounts and other Taxes, assessments or costs arising under the West Fraser Tenures are overdue or in dispute with any Governmental Entity;

(ii)

West Fraser is in compliance in all material respects, commensurate with good forest industry practice prevailing in the forest regions in which West Fraser operates as at the date hereof, with all covenants, agreements and obligations including silviculture obligations on its part to be observed or performed under the provisions of each of West Fraser Tenures and the licenses, authorizations, permits, plans, contracts and other agreements relating thereto and applicable Laws, other than such non-compliance as collectively would not have a Material Adverse Effect;

(iii)

West Fraser is not in breach of, nor has received any notice of breach of, the West Fraser Tenures, any of the timber cutting rights or Authorizations or operating or development plans issued or filed pursuant to any of the West Fraser Tenures, other than breaches which collectively would not have a Material Adverse Effect, have been remedied by West Fraser or in respect of which the notice has been abandoned by the Person having authority to do so;

(iv)	West Fraser has all material licences, permits, orders, authorities and other permissions necessary or advisable to provide free access in and out of the West Fraser Tenures; and

(v)

West Fraser has not received written notice from any Governmental Entity with respect to any matter which would have the effect of reducing, impairing, suspending or terminating in a material manner any West Fraser Tenures or any rights or privileges attached thereto after the date hereof.

(y)	Property.

(i)

West Fraser or one of its subsidiaries is the registered and/or beneficial owner of its real property (collectively, the “West Fraser Owned Real Property”) free and clear of all Liens, except Permitted Encumbrances.

(ii)	In respect of the West Fraser Owned Real Property:

(A)	West Fraser has received no notice, and has no knowledge, of any intention of any Governmental Entity to expropriate all or any material part of the West Fraser Owned Real Property;

(B)	there are no leases in respect of the West Fraser Owned Real Property or any part thereof other than Permitted Encumbrances;

(C)	no Person has any right of first refusal, option, or other right to acquire the West Fraser Owned Real Property or any part thereof other than Permitted Encumbrances;

(D)	to the knowledge of West Fraser, West Fraser is not in default under any of its material obligations arising out of any Permitted Encumbrances beyond any applicable cure periods; and

(E)

all necessary material permits and approvals have been obtained from the appropriate Governmental Entity in respect of West Fraser’s present use of and operations on the West Fraser Owned Real Property.

(iii)

West Fraser or one of its subsidiaries, as applicable, holds good and valid leasehold interests in each property currently leased or subleased by West Fraser or one of its subsidiaries from a third party (collectively, the “West Fraser Leased Properties”), free and clear of all Liens other than Permitted Encumbrances or those Liens which taken together would not constitute a Material Adverse Effect. Each of the documents relating to West Fraser Leased Properties (the “West Fraser Lease Documents”) is valid, binding and in full force and effect as against West Fraser and, to the knowledge of West Fraser, as against the other party thereto, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). To the knowledge of West Fraser, neither West Fraser nor any of the other parties to the West Fraser Lease Documents, is in breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the West Fraser Lease Documents which breach, violation or default has not been cured and would, individually or in the aggregate, have a Material Adverse Effect, and West Fraser has not received or given any notice of default under any such agreement which remains uncured which would, individually or in the aggregate, have a Material Adverse Effect.

(iv)

West Fraser has good and valid title to, or a valid and enforceable leasehold interest in, all of its other material assets and property not listed above in paragraph (y). West Fraser’s ownership of or leasehold interest in any such property is not subject to any Liens, except for Permitted Encumbrances or Liens disclosed in either the West Fraser Financial Statements or the West Fraser Public Disclosure Record, or to any agreement to sell or otherwise dispose, back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect West Fraser’s interest in any of the foregoing material properties and assets.

(z)

Sufficiency of Assets. The assets and property owned, leased or licensed by West Fraser and its subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of West Fraser.

(aa)	Material Contracts. With respect to the Material Contracts of West Fraser:

(i)	All of the Material Contracts of West Fraser are in full force and effect, and West Fraser is entitled to all rights and benefits thereunder in accordance with the terms thereof.

(ii)	West Fraser has performed in all material respects all of its obligations required to be performed by it under each Material Contract to which it is a party to the date of this Agreement.

(iii)

West Fraser has not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of West Fraser or, to the knowledge of West Fraser, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iv)

All of the Material Contracts of West Fraser are valid and binding obligations of West Fraser and are enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(v)

As at the date hereof, West Fraser has not received written notice that any party to a Material Contract of West Fraser intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of West Fraser, no such action has been threatened.

(bb)	Authorizations.

(i)

West Fraser has obtained all material Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of West Fraser or otherwise in connection with the material business or operations of West Fraser and such Authorizations are in full force and effect.

(ii)	West Fraser has complied with and are in compliance in all material respects with all such Authorizations.

(iii)	There is no action, investigation or proceeding pending or, to the knowledge of West Fraser, threatened regarding the termination, revocation or non-renewal of such Authorizations.

(iv)

West Fraser has not received any written notice of revocation or non-renewal or material amendment of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or materially amend any of such Authorizations, except where such revocation, non-renewal or material amendment of such Authorizations would not, individually or in the aggregate, have a Material Adverse Effect.

(v)

Other than as disclosed in Section 4.1(bb)(v) of the West Fraser Disclosure Letter, no material Authorizations for West Fraser will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(vi)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of West Fraser as it is currently being conducted.

(vii)	No Person other than West Fraser owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(cc)	Environmental Matters.

Other than as disclosed in Section 4.1(cc) of the West Fraser Disclosure Letter:

(i)	West Fraser has, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits.

(ii)

West Fraser has not received any order, request, demand or written notice from any Person either alleging a material violation of any Environmental Law or requiring that West Fraser carry out any work, incur any costs or assume any liabilities, related to Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, (x) West Fraser has not Released, and, to the knowledge of West Fraser, no other Person has Released, any Hazardous Substances (in each case except in compliance with or which has been remediated in compliance with applicable Environmental Laws) on, at, in, under or from any of the West Fraser Owned Real Property or West Fraser Leased Properties (including the workplace environment) currently owned, leased or operated by West Fraser, and (y), to the knowledge of West Fraser, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect West Fraser under or related to any Environmental Law on, at, in, under or from any of the West Fraser Owned Real Property or West Fraser Leased Properties (including the workplace environment) currently owned, leased or operated by West Fraser.

(iv)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no pending claims, notices, complaints, penalties, prosecutions or other judicial or administrative proceedings issued against West Fraser or, to the knowledge of West Fraser, threatened against West Fraser arising out of any Environmental Laws.

(v)

Notwithstanding any provisions of this Agreement to the contrary, Section 4.1(cc) shall be the exclusive representation and warranty in respect of, or relating to, Environmental Laws, Environmental Permits, Hazardous Substances or any other environmental or occupational health or safety matters of any kind or conditions, liabilities or losses arising from or relating to such matters.

(dd)	Compliance with Laws.

(i)

West Fraser has complied with and is not in violation of any applicable Laws (other than Environmental Laws), other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(ii)

West Fraser has not received within the last twelve months prior to the date hereof any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the applicable Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(ee)	Anti-Corruption.

(i)

None of West Fraser, its subsidiaries nor any of their directors, officers, employees, agents or representatives has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of West Fraser or its subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist West Fraser or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist West Fraser of any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect with respect to West Fraser.

(ii)

Neither West Fraser, nor, to the knowledge of West Fraser, any of its directors, executives, representatives, agents or employees has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, or the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions.

(iii)

Since January 1, 2017, West Fraser and its subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iv)	None of West Fraser nor its subsidiaries nor any of its directors, officers, employees, agents or representatives has

(A)

conducted or initiated any review, audit or internal investigation that concluded that West Fraser or any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or

(B)

made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(v)

West Fraser and its subsidiaries have maintained systems of internal controls intended to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering.

(ff)	Sanctions.

(i)

Neither West Fraser nor any of its subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of West Fraser, any agents or persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

None of West Fraser or any of its subsidiaries or, to the knowledge of West Fraser, any director, officer, employee or agent of West Fraser any of its subsidiaries is a Person that is, or is owned or controlled by Persons that are: (i) the subject/target of any Sanctions, or (ii) located, organized or resident in a country or territory that is the subject of Sanctions, including Crimea, Cuba, Iran, North Korea, and Syria).

(iii)

West Fraser, its subsidiaries and their respective directors, officers and employees and, to the knowledge of West Fraser, the agents of West Fraser and its subsidiaries are in compliance with all applicable Sanctions in all material respects.

(iv)	West Fraser and its subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(v)

West Fraser represents and covenants that for the past three years, neither West Fraser nor any of its subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(gg)	Employment & Labour Matters. Except as disclosed in Section 4.1(gg) of the West Fraser Disclosure Letter:

(i)

Neither West Fraser nor any of its subsidiaries is party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of West Fraser, threatened union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at West Fraser.

(ii)

There are no (and have not in the last three years been any) labour disputes, strikes, organizing activities or work stoppages against West Fraser pending or, to the knowledge of West Fraser, threatened. No union has applied to have any of West Fraser or its subsidiaries declared a common or related employer under applicable labour legislation.

(iii)	The execution, delivery and performance of this Agreement and the consummation of the Plan of Arrangement will not:

(A)

result in any payment (including any bonus, golden parachute, retirement, severance, unemployment compensation or other benefit) becoming due and payable to any of the employees, officers or directors of West Fraser, or result in an employee’s, officer’s or director’s entitlement to such payments upon termination or resignation;

(B)	increase the compensation or benefits otherwise payable to any of the employees, officers or directors of West Fraser; or

(C)	other than as expressly contemplated in this Agreement, result in the acceleration of the time of payment or vesting of entitlements otherwise available under any West Fraser Employee Plan.

(iv)

West Fraser has been for the last three years and is now in compliance, in all material respects, with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including, wages, hours of work, overtime, pay equity, human rights, employment and labour standards, occupational health and safety and workers’ compensation, immigration and work permits and privacy and there are no current, or, to the knowledge of West Fraser, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing Employee Plans of West Fraser (other than routine claim for benefits).

(v)

None of West Fraser nor any of its subsidiaries is subject to any current, pending or, to the knowledge of West Fraser, threatened claim, application, complaint or proceeding for wrongful dismissal, constructive dismissal or any tort claim relating to employment or termination of employment of employees or independent or dependent contractors, or under any applicable Law with respect to employment and labour, except for routine claims for benefits and except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(vi)

None of West Fraser nor any of its subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of West Fraser, threatened against West Fraser or any of its subsidiaries.

(vii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and West Fraser has not been assessed or reassessed in any material respect under such statute or regulation during the past three (3) years and no audit of West Fraser is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and there are no claims or, to the knowledge of West Fraser, potential claims which may materially adversely affect West Fraser’s accident cost experience in respect of the business.

Notwithstanding any provisions of this Agreement to the contrary, Section 4.1(gg) shall be the exclusive representation and warranty in respect of, or relating to, employees of West Fraser or any other employment, labour or pension matters of any kind or conditions, liabilities or losses arising from or relating to such matters (other than West Fraser Employee Plans addressed in Section 4.1(hh) below), employee-related items involving Taxes addressed in Section 4.1(w), and employee-related items constituting Material Contracts addressed in Section 4.1(aa).

(hh)	Employee Plans. Other than as disclosed in Section 4.1(hh) of the West Fraser Disclosure Letter:

(i)	Section 4.1(hh) of the West Fraser Disclosure Letter lists all Employee Plans of West Fraser (the “West Fraser Employee Plans”).

(ii)

West Fraser has forwarded to Norbord or made available to Norbord in the West Fraser Data Room true, correct and complete copies of all the West Fraser Employee Plans as amended as of the date hereof, together with all related documentation.

(iii)

All West Fraser Employee Plans are and have been established, registered, funded, administered, communicated and invested in all material respects (x) in accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of West Fraser, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(iv)	All contributions, premiums or taxes required to be made or paid by West Fraser under the terms of each West Fraser Employee Plan or by applicable Laws have been made in a timely fashion.

(v)	All obligations in respect of each West Fraser Employee Plan have been properly accrued and reflected in the West Fraser Financial Statements.

(vi)

West Fraser has not approved or announced any change in employee participation, coverage, or benefits provided under, any West Fraser Employee Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vii)

There are no unfunded liabilities in respect of any West Fraser Employee Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(viii)

Other than routine claims for benefits, no West Fraser Employee Plan is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(ix)

Other than as disclosed in Section 4.1(hh) of the West Fraser Disclosure Letter and excluding pension plan benefits, none of the West Fraser Employee Plans provide for retiree or post-termination life insurance, health or other benefits to retired or terminated employees or to the beneficiaries or dependents of retired or terminated employees, except as required by Law.

(x)

Subject to the requirements of Laws, no provision of any West Fraser Employee Plan or of any agreement, and no act or omission of West Fraser in any way limits, impairs, modifies or otherwise affects the right of West Fraser to unilaterally amend or terminate any West Fraser Benefit Plan, and no commitments to improve or otherwise amend any West Fraser Benefit Plan have been made.

(xi)

Other than with respect to the West Fraser, Inc. Pension Plan, including each component defined-benefit pension plan merged within and into it, neither West Fraser nor any of its ERISA Affiliates currently contributes to or is obligated to contribute to, or has in the past six plan years contributed or been obligated to contribute to, any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, including a “multiemployer plan,” as defined in Section 3(37) of ERISA. With respect to the West Fraser, Inc. Pension Plan, including each component defined-benefit pension plan merged within and into it: (a) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (b) the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested, each as determined under the assumptions and valuation method of the latest actuarial valuation of such plan); (c) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by West Fraser or any ERISA Affiliate and (d) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred.

(ii)

First Nations Claims. Neither West Fraser nor any of its subsidiaries has received any written First Nations Claim which affects the West Fraser or any of its subsidiaries nor to the knowledge of West Fraser, has any First Nations Claim been threatened which relates to the West Fraser Tenures, any West Fraser Owned Real Property or any West Fraser Leased Property, any Authorizations, or the operation by West Fraser or its subsidiaries of their respective businesses in the area in which such operations are carried on or in which the West Fraser Tenures, such West Fraser Owned Real Property or West Fraser Leased Property is located that would individually or in the aggregate constitute a Material Adverse Effect with respect to West Fraser, and neither West Fraser nor any of its subsidiaries has any material outstanding agreements, memorandums of understanding or similar arrangement with any First Nations Group and, to the knowledge of West Fraser, there are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning West Fraser or any its subsidiaries or their respective businesses, operations or assets.

(jj)	NGOs and Community Groups. Except as listed in Section 4.1(jj) of the West Fraser Disclosure Letter, to the knowledge of West Fraser:

(i)

no authorized legal representative of any community in the vicinity of any of the West Fraser Owned Real Properties or West Fraser Leased Properties has communicated in writing to West Fraser a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such West Fraser Owned Real Property or any West Fraser Leased Property, or (ii) a material increase in the compensation payments payable by West Fraser under any community development or social framework or similar agreements as a condition to the continued operation of West Fraser Owned Real Property or any West Fraser Leased Property, except for such consents or increases in compensation payments as would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)

no dispute exists or is threatened in writing between community groups and West Fraser and its subsidiaries with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a Material Adverse Effect.

(kk)	Intellectual Property.

(i)

West Fraser owns all right, title and interest in and to, or is validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of West Fraser (collectively, the “West Fraser Intellectual Property”). Such West Fraser Intellectual Property is sufficient, in all material respects, for conducting the business, as currently conducted, of West Fraser, and to the knowledge of West Fraser, such West Fraser Intellectual Property is valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally), and does not infringe upon the Intellectual Property rights of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(ll)	Computer Systems.

(i)

Computer Systems used by West Fraser (the “West Fraser Computer Systems”) along with the Computer Systems Carve-Outs used by West Fraser meet the data processing and other computing needs of the business and operations of West Fraser as presently conducted, subject to ordinary course hardware refreshes and ordinary course maintenance by West Fraser and its third party providers of Computer Systems and related services.

(ii)

West Fraser uses commercial anti-virus and other cybersecurity tools designed to protect the West Fraser Computer Systems from viruses, worms, Trojan horses, and unauthorized or illegal back doors, drop dead devices or time bombs (as such terms are commonly understood in the software industry).

(iii)

West Fraser has in place business continuity and disaster recovery plans, procedures and facilities designed to ensure the continuing availability of the functionality provided by the West Fraser Computer Systems in the event of any material malfunction or other form of material unscheduled unavailability affecting the West Fraser Computer Systems and has plans and procedures in place designed to safeguard the West Fraser Computer Systems and prevent unauthorized access to the West Fraser Computer Systems.

(iv)

To the extent that West Fraser Computer Systems or the use thereof are provided to West Fraser by a provider of software as a service, platform as a service or infrastructure as a service, West Fraser has a written agreement with such third party, except where the failure to have a written agreement with such third party would not, individually or in the aggregate, have a Material Adverse Effect.

(v)

To West Fraser’s knowledge, there has been no material security breach or incident, or other material compromise of the West Fraser Computer Systems (which has resulted or would be likely to result in the material unauthorized access or disclosure of any data of any customers, employees, and suppliers maintained, processed or stored by West Fraser Computer Systems (including Computer Systems provided by third parties on behalf of West Fraser).

(mm)

Related Party Transactions. With the exception of this Agreement and any contracts related to the West Fraser Stock Option Plan, the West Fraser DSU Plan, the West Fraser PSU Plan, employment agreements included in the West Fraser Data Room and any transactions disclosed in the West Fraser Public Disclosure Record, there are no Contracts or other material transactions (including any agreements related to Financial Indebtedness) currently in place between West Fraser, on the one hand, and: (i) any officer or director of West Fraser; (ii) any affiliate or associate of any such, officer or director, or (iii) any holder of more than 5% of the West Fraser Shares (including the West Fraser Class B Shares) and any affiliate or associate of such shareholder.

(nn)

Brokers. Other than as disclosed in Section 4.1(nn) of the West Fraser Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of West Fraser.

(oo)	Insurance. As of the date hereof, West Fraser has such policies of insurance as are included in the West Fraser Data Room. All insurance polies maintained by West

Fraser are in full force and effect and in good standing and are in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the wood products industry. West Fraser is in compliance in all material respects with all requirements with respect to such insurance policies. Such insurance policies will not be cancelled or otherwise terminated as a result of the completion of the Plan of Arrangement. None of West Fraser nor any of its subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(pp)

Restrictions on Business Activities. There is no Material Contract to which West Fraser is a party or Order binding upon West Fraser or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of West Fraser or any of its subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Material Contract to which West Fraser is a party or Orders to which West Fraser is subject which has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect with respect to West Fraser.

(qq)

Certain Contracts. Other than as disclosed in Section 3.1(qq) of the West Fraser Disclosure Letter, none of West Fraser or any of its subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to:

(i)	limit the manner or the localities in which all or any material portion of the business of West Fraser or any of its subsidiaries is conducted;

(ii)	limit any business practice of West Fraser or any of its subsidiaries in any material respect; or

(iii)	restrict any acquisition or disposition of any property by West Fraser or any of its subsidiaries in any material respect.

(rr)

Confidentiality Agreement. Except as disclosed in the West Fraser Disclosure Letter, neither West Fraser nor any of its subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by West Fraser or any of its subsidiaries and neither the entering into of this Agreement or the completion of the transactions contemplated hereby will release or spring (or be deemed to release or spring) any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements.

(ss)

Ownership of Norbord Shares. As of the date hereof neither West Fraser nor any of its subsidiaries, whether alone or together with any person under common control with West Fraser or any of its subsidiaries or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Norbord nor do they have any options, rights or entitlements to acquire any securities of Norbord.

(tt)

Consideration Shares. The West Fraser Shares to be issued as the Consideration pursuant to the Arrangement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of West Fraser, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, will be listed for trading on the TSX, and will not be subject to any contractual or other restrictions on transferability or voting, except in respect of those holders as are subject to restrictions on resale as a result of being a “control person” as defined under applicable Securities Laws or an “affiliate” under the U.S. Securities Act.

(uu)	Compliance with Competition Laws.

(i)	Neither West Fraser, nor, to the knowledge of West Fraser, any of its directors, executives, representatives, agents or employees has violated or is violating any provision of any Competition Law.

(ii)

Neither West Fraser nor any of its subsidiaries is subject to any order, agreement or other constraint imposed by any court, tribunal or Government Entity that requires West Fraser or any of its subsidiaries to take action to comply with any Competition Law in any jurisdiction, to dispose of any of its business, assets, properties or product lines in connection with its operations in such jurisdiction, or to otherwise limit its freedom to operate in such jurisdiction.

(iii)	None of West Fraser nor its subsidiaries nor any of its directors, officers, employees, agents or representatives has

(A)

conducted or initiated any review, audit or internal investigation that concluded that West Fraser or any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Competition Law, or

(B)

made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to non-compliance with any Competition Laws, or received any notice, request or citation from any person alleging non-compliance with any Competition Laws, other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vv)	Investment Canada Act. West Fraser is not a non-Canadian for purposes of the Investment Canada Act.

SCHEDULE E

TO THE ARRANGEMENT AGREEMENT

AMENDED AND RESTATED BROOKFIELD VOTING AGREEMENT

(see attached)

AMENDED AND RESTATED

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is dated as of the 18th day of November, 2020 (the “Effective Date”), as amended and restated on the 14th day of December, 2020 (the “Amendment Date”).

AMONG:

BROOKFIELD ASSET MANAGEMENT INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter called “Brookfield Parent”)

- and -

each of the affiliated entities of Brookfield Parent that has executed this Agreement on the signature pages hereof

(together, the “Brookfield Affiliates”)

(Brookfield and the Brookfield Affiliates are collectively referred to herein as “Brookfield”),

- and -

NORBORD INC.,

a corporation existing under the laws of Canada

(hereinafter called “Norbord”),

-and-

WEST FRASER TIMBER CO. LTD.,

a corporation existing under the laws of British Columbia (hereinafter called “West Fraser”),

WHEREAS:

A.	Brookfield is the owner of, or has the power to control or direct, the securities of Norbord listed in Schedule A hereto (the “Norbord Subject Securities”);

B.

West Fraser and Norbord are concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) which provides for, among other things, West Fraser directly or indirectly acquiring all of the outstanding common shares of Norbord (the “Norbord Shares”) in a transaction (the “Transaction”) from the shareholders of Norbord (the “Norbord Shareholders”);

C.	This Agreement sets out the terms and conditions of the agreement of Brookfield to, among other things:

(i)	vote or cause to be voted the Norbord Subject Securities in favour of the Transaction and any other matter necessary for the completion of the Transaction;

(ii)	support West Fraser following the completion of the Transaction; and

(iii)	abide by the restrictions and covenants set forth herein; and

D.

Norbord and West Fraser are relying on the covenants, representations and warranties of Brookfield set forth in this Agreement in connection with their execution and delivery of the Arrangement Agreement.

E.

This Agreement was originally entered into concurrent with the execution of the Arrangement Agreement on the Effective Date and has been amended and restated as of the Amendment Date in order to give effect to revisions to Article 5 of this Agreement that have been made to comply with certain policies of the Toronto Stock Exchange.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

1.2 For greater certainty, this Agreement and all covenants of Brookfield herein shall not apply to:

(a)

any portfolio company of Brookfield Parent or its affiliates (as defined in National Instrument 45-106 – Prospectus Exemptions) or any public or private investment vehicle or program managed by Brookfield Parent or any subsidiary thereof, or

(b)

any subsidiary or affiliate (as defined in National Instrument 45-106 – Prospectus Exemptions) of Brookfield Parent in respect of which an actual or virtual information barrier is in place, or in respect of which there is no coordination or consultation in respect of investment decisions.

ARTICLE 2

THE TRANSACTION

2.1 Norbord and West Fraser each hereby covenant and irrevocably agree that it shall not, without the prior written consent of Brookfield, change the amount or form of Consideration, provided that neither Norbord nor West Fraser shall require Brookfield’s prior written consent to:

(a)	any adjustment to the Consideration made pursuant to Section 2.17 of the Arrangement Agreement; or

(b)

any change to the Consideration proposed by West Fraser pursuant to Section 7.4(b) of the Arrangement Agreement in response to a Norbord Superior Proposal Notice (without imposing any obligation on West Fraser to make any such change).

2.2 West Fraser acknowledges that Brookfield may act as a Representative of Norbord under the Arrangement Agreement subject to the following conditions, and Brookfield agrees that it will only act as a Representative of Norbord under the Arrangement Agreement in accordance with the following conditions:

(a)	Brookfield will act as agent for Norbord in connection with any actions taken by Brookfield as a Representative of Norbord, and

(b)

to the extent that Brookfield acts as a Representative of Norbord under the Arrangement Agreement, it will comply with the agreements governing Representatives of Norbord under the Arrangement Agreement.

ARTICLE 3

INTERIM COVENANTS OF BROOKFIELD

3.1 Brookfield hereby covenants and irrevocably agrees that it shall, from the date hereof until the termination of this Agreement pursuant to Article 9:

(a)	not, except to the extent permitted by Section 2.2 of this Agreement, directly or indirectly,

(i)	solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal in respect of Norbord;

(ii)	engage in any discussions or negotiations with any Person regarding any Acquisition Proposal in respect of Norbord;

(iii)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal in respect of Norbord;

(iv)	provide any confidential information relating to Norbord to any Person or group in connection with any Acquisition Proposal in respect of Norbord, or

(v)	otherwise co-operate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing (subject, in all cases, to Section 6.1 of this Agreement);

(b)

immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person or group or any agent or representative of any Person or group conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of Norbord;

(c)	not, except with the prior written consent of West Fraser, solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers or engage in any discussions or negotiations in respect of any sale (or other arrangement having the same economic effect as a sale) of the Norbord Subject Securities;

(d)

not, directly or indirectly option, sell, transfer, pledge, encumber, hedge, swap, grant a security interest in, hypothecate or enter into any monetization transaction (or other arrangement having the same economic effect as a sale) with respect to any of the Norbord Subject Securities, as applicable, or any right or interest therein, to any Person or group, except (i) with the prior written consent of Norbord and West Fraser, (ii) as expressly permitted under this Agreement or (iii) to a Brookfield affiliate, provided Brookfield shall cause such affiliate to comply with this Agreement;

(e)

not grant or agree to grant any proxy, power of attorney or other right to vote the Norbord Subject Securities, except for proxies or voting instructions to vote, or cause to be voted, securities granted in accordance with this Agreement;

(f)

not, except with the prior written consent of Norbord and West Fraser, requisition or join in the requisition of any meeting of the securityholders of Norbord for the purpose of considering any resolution other than the Arrangement Resolution;

(g)

not, except to the extent permitted by Section 2.2 of this Agreement, solicit, arrange or provide assistance to any other Person to arrange for the solicitation of proxies relating to or purchases of or offers to sell Norbord Shares or securities convertible into or exchangeable or exercisable for, or representing, Norbord Shares or act in concert or jointly with any other Person for the purpose of acquiring any Norbord Shares or securities convertible into or exchangeable or exercisable for, or representing, Norbord Shares, in each case for the purpose of influencing the voting of Norbord Shares or affecting the control of Norbord, other than, in the case of proxy solicitation, in support of the Plan of Arrangement and the Transaction;

(h)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement; and

(i)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2 Brookfield agrees not to exercise any Dissent Rights in respect of the Transaction, contest the approval of the Transaction by any Governmental Entity or exercise any other rights or remedies available at common law or pursuant to applicable corporate or securities laws or other registrations or, except to the extent permitted by Section 2.2 of this Agreement, take any action that is reasonably likely to in any manner impede, delay, postpone, hinder, prevent or challenge the Transaction. For greater certainty, nothing in this Section 3.2 shall prohibit or prevent Brookfield from enforcing this Agreement or exercising its rights hereunder.

3.3 Brookfield irrevocably and unconditionally consents to the details of this Agreement being set out in the Norbord Circular and the West Fraser Circular and, to the extent required pursuant to applicable securities laws, to this Agreement being made publicly available, including by filing on SEDAR. Without limiting the foregoing, Brookfield (a) consents to and authorizes the publication and disclosure by each of Norbord and West Fraser of its identity and holding of Norbord Subject Securities, the nature of its commitments and obligations under this Agreement and any other information that Norbord or West Fraser, as applicable, reasonably determines is required to be disclosed by applicable Law in any press release, the Norbord Circular, the West Fraser Circular or any other disclosure document in connection with the Transaction and any transactions contemplated by the Arrangement Agreement and (b) agrees promptly to give to Norbord and/or West Fraser, as applicable, any information they may reasonably require for the preparation of any such disclosure documents. Brookfield and its legal counsel shall be given a reasonable opportunity to review and comment on any information pertaining to it, its affiliates and funds managed by it (other than Norbord and its respective subsidiaries) contained in any such disclosure document prior to such disclosure document being publicly disseminated and reasonable consideration shall be given to any comments made by Brookfield and its legal counsel. Brookfield agrees to promptly notify Norbord and/or West Fraser, as applicable, of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

3.4 In the event of a stock split, stock dividend or distribution, or any change in the Norbord Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Norbord Subject Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction and any consideration payable in respect of such Norbord Subject Securities shall be adjusted pursuant to Section 2.17 of the Arrangement Agreement.

ARTICLE 4

AGREEMENT TO VOTE AND SUPPORT

4.1 Brookfield hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the termination of this Agreement pursuant to Article 9:

(a)

it shall attend (either in person or by proxy) the Norbord Meeting (including any adjournments and postponements thereof) and, at the Norbord Meeting, vote or cause to be voted the Norbord Subject Securities in favour of the Transaction, including, without limitation, by voting in favour of the Arrangement Resolution and any other matter necessary for the completion of the Transaction (including in favour of all matters recommended by the management of Norbord to the extent not otherwise inconsistent with the terms of this Agreement);

(b)

it shall vote or cause to be voted (either in person or by proxy) at any meeting of the securityholders of Norbord the Norbord Subject Securities against, or not tender or cause to be tendered the Norbord Subject Securities to,

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of Norbord or similar transaction involving Norbord or the Norbord Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of Norbord other than in connection with the Transaction and any transaction related thereto;

(iii)

any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction (including against any Acquisition Proposal in respect of Norbord) at any meeting of the securityholders of Norbord, called for the purpose of considering same; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Norbord in the Arrangement Agreement;

(c)

if Brookfield Parent or any Brookfield Affiliate is the holder of record of the Norbord Subject Securities, no later than 10 Business Days prior to the date of the Norbord Meeting, it shall deliver or cause to be delivered to Norbord, with a copy to West Fraser concurrently, a duly executed irrevocable proxy or proxies in respect of the Norbord Subject Securities directing the holder of such proxy or proxies to vote in favour of the Transaction and/or any matter necessary for the completion of the Transaction;

(d)

if Brookfield Parent or any Brookfield Affiliate is the beneficial owner of the Norbord Subject Securities, no later than 10 Business Days prior to the date of the Norbord Meeting, it shall deliver or cause to be delivered, a duly executed voting instruction form to the intermediary through which it or its affiliates holds its beneficial interest in the Norbord Subject Securities (provided that if it or any of its affiliates is a non-objecting beneficial owner, such voting instructions shall be delivered directly to Norbord), with a copy to West Fraser concurrently, instructing that the Norbord Subject Securities be voted at the Norbord Meeting in favour of the Transaction and/or any matter necessary for the completion of the Transaction; and

(e)

such proxy or proxies and voting instruction form or forms delivered pursuant to Section 4.1(c) and Section 4.1(d) shall name those individuals as may be designated by Norbord in the Norbord Circular and shall not be revoked without the written consent of West Fraser in respect of the Norbord Subject Securities.

4.2 If, in lieu of the Transaction, each of Norbord and West Fraser determines in its good faith judgement that it is necessary or desirable to complete the acquisition of all of the Norbord Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides the same, or better, financial treatment to all affected parties and the financial implications (including tax) are the same or better for Brookfield than as contemplated by the Arrangement Agreement, (b) is initiated on or prior to the Outside Date and is capable of being completed on or prior to the Outside Date, and (c) is otherwise on terms and conditions no more onerous to Brookfield than the terms of the Transaction, including any take-over bid (any such transaction, an “Alternative Transaction”), then during the term of this Agreement Brookfield may, on its own accord, and will, upon written request of Norbord and West Fraser, support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (a) voting or causing to be voted all of the Norbord Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by West Fraser; and (b) delivering or causing the delivery of any duly executed items, instruments, documents and agreements required as conditions to consummate an Alternative Transaction.

ARTICLE 5

POST-TRANSACTION COVENANTS OF BROOKFIELD

5.1 Brookfield hereby covenants and irrevocably agrees that, from the Effective Time until the first date following the date of the 2021 annual general meeting of the shareholders of West Fraser (the “West Fraser 2021 AGM”):

(a)	it shall attend (either in person or by proxy) the West Fraser 2021 AGM (including any adjournments and postponements thereof);

(b)

it shall either vote for or abstain from voting in respect of any nominee selected by the board of directors of West Fraser (the “West Fraser Board”) for election to the West Fraser Board at the West Fraser 2021 AGM, as such nominees are named in the information circular (the “West Fraser AGM Circular”) for the West Fraser 2021 AGM (the “West Fraser Nominee Directors”);

(c)

it shall either vote for or abstain from voting in respect of any auditor selected by the West Fraser Board for appointment by West Fraser Shareholders at the West Fraser 2021 AGM, as such auditor is named in the West Fraser AGM Circular;

(d)

it shall not vote against any proposal or resolution that may be put forward by the West Fraser Board for approval by the West Fraser Shareholders at the West Fraser 2021 AGM in connection with any of the following matters:

(i)	the receipt and approval of financial statements;

(ii)

the adoption of or amendment to any reasonable director, officer or employee equity compensation plan, including any stock option plan, DSU plan or PSU plan that is unanimously approved and recommended by the West Fraser Board; and

(iii)	the advisory vote on executive compensation (Say on Pay), provided that such executive compensation has been unanimously approved and recommended by the West Fraser Board; and

(e)	it shall not vote in favour of any proposal or resolution that may be put forward for approval by the West Fraser Shareholders at the West Fraser 2021 AGM in respect of the following:

(i)	the election to the West Fraser Board of any nominee proposed for election that is not a West Fraser Nominee Director; and

(ii)	the removal of any of the members of the West Fraser Board that is serving as a member of the West Fraser Board immediately prior to the West Fraser 2021 AGM.

ARTICLE 6

FIDUCIARY OBLIGATIONS

6.1 Notwithstanding any other provision of this Agreement, each of Norbord and West Fraser hereby agrees and acknowledges that Brookfield is bound hereunder solely in its capacity as a securityholder of Norbord and that the provisions hereof shall not be deemed or interpreted to bind any employee, officer or director of Brookfield in his or her capacity as a director or officer of Norbord. If any employee, officer or director of Brookfield is also a director of Norbord, Norbord and West Fraser each acknowledges and agrees that any such employee, officer or director may vote in his or her capacity as a director of Norbord in favour of a Superior Proposal in respect of Norbord as contemplated in the Arrangement Agreement and any such vote shall not be a violation of this Agreement.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BROOKFIELD

7.1 Brookfield represents, warrants and, where applicable, covenants to Norbord and West Fraser as follows and acknowledges that each of Norbord and West Fraser are relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	Brookfield has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement;

(b)

this Agreement has been duly executed and delivered by Brookfield and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation, enforceable by the other parties hereto against it in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

Brookfield (i) is the legal and beneficial owner of record, (ii) is the beneficial owner exercising control and direction over (but not the holder of record of) or (iii) exercises control over, the Norbord Subject Securities with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(d)

except as would not have a material effect on Brookfield’s ability to fulfill its obligations hereunder, Brookfield does not own, either as legal and beneficial owner of record or beneficial owner exercising control and direction over (but not the holder of record), any West Fraser Shares, nor does Brookfield exercise control over any West Fraser Shares (other than West Fraser Shares acquired by any affiliates of Brookfield engaged in the business of cash management and investing activities on behalf of third parties);

(e)

Brookfield has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of the Norbord Subject Securities, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) any Norbord Subject Securities hereafter acquired by it;

(f)	Brookfield has the sole right to vote (or cause to be voted) all of the Norbord Subject Securities;

(g)

no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from Brookfield of any of the Norbord Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except pursuant to this Agreement;

(h)

the Norbord Subject Securities are the only securities of Norbord or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by Brookfield and its affiliates (excluding any affiliates engaged in the business of cash management and investing activities on behalf of third parties);

(i)

Brookfield and its affiliates (excluding any affiliates engaged in the business of cash management and investing activities on behalf of third parties) have no agreements or options, or rights or privileges (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by Brookfield and such affiliates of additional securities of Norbord; and

(j)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Brookfield, threatened against Brookfield or its affiliates that would adversely affect in any manner the ability of Brookfield to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES OF NORBORD AND WEST FRASER

8.1 Each of Norbord and West Fraser, in respect of itself only, represents, warrants and, where applicable, covenants to Brookfield as follows and acknowledges that Brookfield is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	Norbord is validly existing under the laws of Canada and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)	West Fraser is validly existing under the laws of British Columbia and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)

the execution and delivery of this Agreement by each of Norbord and West Fraser and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(d)

this Agreement has been duly executed and delivered by each of Norbord and West Fraser and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation, enforceable by Brookfield against it in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought; and

(e)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of each of Norbord and West Fraser, threatened against it or its affiliates that would adversely affect in any manner the ability of Norbord and West Fraser to enter into this Agreement or the Arrangement Agreement and to perform its respective obligations hereunder or thereunder.

ARTICLE 9

TERMINATION

9.1 This Agreement will terminate and be of no further force and effect on the earliest to occur of the following events:

(a)	the date upon which all of the parties to this Agreement mutually agree in writing to terminate this Agreement;

(b)

in the event that the Transaction is completed in accordance with the Arrangement Agreement and subject to Section 9.2, the termination or expiration of the post-Transaction covenants set forth in Section 5.1;

(c)

the termination of the Arrangement Agreement in accordance with its terms, provided that if Norbord and West Fraser provide written notice to Brookfield of their intention to complete an Alternative Transaction prior to or concurrent with the termination of the Arrangement Agreement, this Agreement will terminate automatically on the Outside Date in the event that the Alternative Transaction is not completed by the Outside Date;

(d)	written notice by Brookfield to Norbord and West Fraser in the event that:

(i)

Norbord makes a Norbord Change in Recommendation in the circumstances contemplated by and in compliance with Section 7.3(b)(ii) of the Arrangement Agreement in respect of a Material Adverse Effect with respect to West Fraser; or

(ii)	the Arrangement Agreement is amended to reduce or adversely change the Consideration or is amended in any other respect that is materially adverse to Brookfield, provided that:

(A)

any amendment to the Arrangement or adjustment to the Consideration that in each case is permitted pursuant to Section 2.1 of this Agreement will not entitle Brookfield to terminate this Agreement under this Section 9.1(d)(ii); and

(B)

the waiver by either West Fraser or Norbord of any condition to closing of the Transaction provided for in the Arrangement Agreement, other than the conditions to closing of the Transaction set forth in Section 6.3(c) of the Arrangement Agreement, will not be considered an amendment to the Arrangement Agreement entitling

(e)

this Agreement may be terminated by any of Norbord, West Fraser or Brookfield upon written notice to the others in the event that the Transaction is not completed in accordance with the Arrangement Agreement by the Outside Date, as such date may be extended in accordance with the Arrangement Agreement.

9.2 In the event that the Transaction is completed in accordance with the Arrangement Agreement, all obligations of Brookfield under this Agreement will terminate other than the post-Transaction obligations under Section 5.1, which will continue in full force and effect until the expiration or termination of the covenants contained therein.

ARTICLE 10

PUBLICITY

10.1 After such time as one or both of Norbord and/or West Fraser has publicly disclosed the existence of the Transaction by way of press release or other public disclosure, Brookfield and/or any of its affiliates may disclose and publicize the existence of and information related to the Transaction, including by way of press release or other means of public disclosure, without notice to or consent from either Norbord or West Fraser.

ARTICLE 11

GENERAL

11.1 The parties shall promptly execute and deliver all such further documents and instruments and do all such acts and things as the other parties may reasonably require to effectively carry out the intent of this Agreement, in each case at the requesting party’s cost.

11.2 This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

11.3 Time shall be of the essence of this Agreement.

11.4 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by e-mail or other electronic transmission:

(a)	in the case of Brookfield:

BROOKFIELD ASSET MANAGEMENT INC.

181 Bay Street,Suite 300

P.O. Box 762

Toronto, ON

M5J 2T3

Attention: Kathy Sarpash

E-mail:	bam.legal@brookfield.com	[Redacted – personal information]

(b)	in the case of Norbord:

NORBORD INC.

1 Toronto Street, Suite 600 Toronto, ON

M5C 2W4

Attention: Robin Lampard, Senior Vice President and CFO

E-mail:	Robin.Lampard@norbord.com	[Redacted – personal information]

(c)	in the case of West Fraser:

WEST FRASER TIMBER CO. LTD.

858 Beatty Street, Suite 501

Vancouver, BC

V6B 1C1

Attention: Chris Virostek, Vice-President, Finance and CFO

E-mail:	Chris.Virostek@westfraser.com	[Redacted – personal information]

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

11.5 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

11.6 Each of the parties hereto agrees with the others that: (i)if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any of the parties, the other parties would suffer irreparable damage; (ii) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (iii)in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iv)any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

11.7 No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

11.8 This Agreement, as amended and restated as of the Amendment Date,constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

11.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WEST FRASER TIMBER CO. LTD.

Per:	/s/ Raymond W. Ferris
Name: Raymond W. Ferris
Title: President and CEO

NORBORD INC.

Per:	/s/ Peter Wijnbergen
Name: Peter Wijnbergen
Title: President & CEO

Per:	/s/ Robin Lampard
Name: Robin Lampard
Title: Senior Vice President &
CFO

BROOKFIELD ASSET
MANAGEMENT INC.

Per:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal
& Regulatory

BROOKFIELD INVESTMENTS
CORPORATION

Per:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief
Financial Officer

BPE OSB INVESTMENT HOLDING
LP, by its general partner,
BROOKFIELD PRIVATE EQUITY
INC.

Per:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD PRIVATE EQUITY
GROUP HOLDINGS LP, by its general
partner, BROOKFIELD PRIVATE
EQUITY INC.

Per:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL
PARTNERS II L.P., by its general
partner, BROOKFIELD CAPITAL
PARTNERS II GP L.P., by its general
partner, BROOKFIELD CAPITAL
PARTNERS LTD.

Per:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

SCHEDULE “A”

Ownership or Control/Direction of Norbord Subject Securities

Name of Brookfield Entity	Number of Norbord Subject Securities Owned or Controlled
BROOKFIELD INVESTMENTS CORPORATION	16,724,709
BPE OSB INVESTMENT HOLDING LP	11,359,634
BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP	1,276,670
BROOKFIELD CAPITAL PARTNERS II L.P.	5,426,522

SCHEDULE E

TO THE ARRANGEMENT AGREEMENT

FORM OF DIRECTOR/OFFICER VOTING AGREEMENT

(see attached)

FORM OF VOTING SUPPORT AGREEMENT

November 18, 2020

[West Fraser/Norbord]

[Address]

Dear Sirs/Madams:

Re:	Voting Support Agreement

The undersigned understands that West Fraser Timber Co. Ltd. (“West Fraser”) and Norbord Inc. (“Norbord”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of Norbord under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by West Fraser of all the outstanding common shares (the “Common Shares”) of Norbord.

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

The undersigned represents and warrants to [West Fraser/ Norbord] that the undersigned is the legal and beneficial owner or beneficial owner of the securities of [Norbord/West Fraser] set forth on the execution page to this letter agreement (the “Holder Securities”) as of the date of this letter agreement.

In connection with West Fraser and Norbord entering into the Arrangement Agreement, the undersigned hereby agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of [Norbord/West Fraser], from the date hereof until the earlier of (i) the Effective Time, (ii) the date the Arrangement Agreement is terminated in accordance with its terms, and (iii) the Outside Date (the “Termination Date”):

(a)

to vote or to cause to be voted his or her Holder Securities, including Common Shares, owned (beneficially or otherwise) by the undersigned as of the record date for the [Norbord Meeting/West Fraser Meeting]:

(i)

in favour of the [Arrangement Resolution/West Fraser Resolution] and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by the management of [Norbord/West Fraser]), and

(ii)	against any matters that could reasonably be expected to impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement;

(b)

no later than five days prior to the deadline for the delivery of proxies in respect of the [Norbord Meeting/West Fraser Meeting], to deliver or to cause to be delivered to [Norbord/West Fraser] or its transfer agent, in accordance with the instructions to be set out in the [Norbord Circular/West Fraser Circular], duly executed proxies or voting instruction forms, as the case may be, voting in favour of the [Arrangement Resolution/West Fraser Resolution], such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of [West Fraser/ Norbord];

(c)

except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of [Norbord/West Fraser] or the exercise of other rights to purchase Common Shares[, including any purchases of Common Shares under the Norbord ESSP], not to, directly or indirectly, acquire or seek to acquire Common Shares or other voting securities of [Norbord/West Fraser], and any additional securities of [Norbord/West Fraser] so acquired will be deemed to be Holder Securities;

(d)

sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any of the Holder Securities, in each case without [West Fraser’s/ Norbord’s] prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(e)	[not to exercise any rights of dissent in connection with the Arrangement;]

(f)

except as required pursuant to this letter agreement (including to give effect to clause (a) above), not to grant or agree to grant any proxy or other right to vote the Holder Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Holder Securities or enter into or subject any of the Holder Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement;

(g)	not take any action which may in any way adversely affect the success of the Arrangement; and

(h)

not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal.

Notwithstanding any provision of this letter agreement to the contrary, [West Fraser/ Norbord] hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of [Norbord/West Fraser]. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect in any way any actions the undersigned may take in his or her capacity as a director or officer of [Norbord/West Fraser] or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of [Norbord/West Fraser].

The undersigned hereby represents and warrants that:

(a)

this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his or her obligations hereunder will not constitute a violation, breach of, default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance;

(b)

he or she is (and until the [Norbord Meeting/West Fraser Meeting] will be) the sole registered and/or beneficial owner of the Holder Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he or she has the sole right to vote and sell (in the case of transferable Holder Securities) all of the Holders Securities;

(c)

no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the undersigned of any of the Holder Securities or any interest therein or right thereto;

(d)	the only securities of [Norbord/West Fraser] beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Holder Securities;

(e)	the Holder Securities are not subject to any power of attorney, voting trust, proxy or similar arrangement affecting the undersigned’s ability to vote the Holder Securities; and

(f)

he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement.

The undersigned hereby irrevocably consents to (i) details of this letter agreement being set out in any information circular and court documents produced by West Fraser, Norbord or any of their respective affiliates in connection with the transactions contemplated by this letter agreement and the Arrangement Agreement and (ii) this letter agreement being made publicly available on SEDAR and EDGAR.

This letter agreement shall terminate and be of no further force and effect on the Termination Date.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the courts of [Ontario/British Columbia] and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

This letter agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties thereto.

If the foregoing is in accordance with [West Fraser’s/ Norbord’s] understanding and is agreed to by [West Fraser/ Norbord], please signify [West Fraser’s/ Norbord’s] acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of [West Fraser/ Norbord] and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among [West Fraser/ Norbord] and the undersigned.

The parties expressly acknowledge that they have requested that this letter agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

[Norbord]

NORBORD HOLDER SECURITIES

Common Shares	Stock Options	Director Deferred Stock Units	Restricted Stock Units	Management Deferred Stock Units

[West Fraser]

WEST FRASER HOLDER SECURITIES

Common Shares	Stock Options	Deferred Stock Units	Restricted Stock Units	Performance Stock Units

Accepted and agreed on this _____ day of , 2020.

[WEST FRASER/ NORBORD]

By:
Name:
Title:

SCHEDULE G

TO THE ARRANGEMENT AGREEMENT

FORM OF WEST FRASER SHAREHOLDER VOTING AGREEMENT

(see attached)

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT made 18th day of November, 2020.

BETWEEN:

[SHAREHOLDER],

a corporation existing under the laws of ∎ (“[Shareholder]”)

- and -

NORBORD INC.,

a corporation existing under the laws of Canada

(“Norbord”),

WHEREAS:

F.

[Shareholder] is the owner of, or has the power to control or direct, the securities of West Fraser (“West Fraser”), a corporation existing under the laws of British Columbia, listed in Schedule A hereto (the “West Fraser Subject Securities”).

G.

West Fraser and Norbord are concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) which provides for, among other things, West Fraser directly or indirectly acquiring all of the outstanding common shares of Norbord (the “Norbord Shares”) in a transaction (the “Transaction”) from the shareholders of Norbord (the “Norbord Shareholders”).

H.

This Agreement sets out the terms and conditions of the agreement of [Shareholder] to, among other things: (i) vote or cause to be voted the West Fraser Subject Securities in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; and (ii) abide by the restrictions and covenants set forth herein.

I.	Norbord is relying on the covenants, representations and warranties of [Shareholder] set forth in this Agreement in connection with its execution and delivery of the Arrangement Agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the

Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

ARTICLE 2

THE TRANSACTION

2.1 Norbord hereby covenants and irrevocably agrees that it shall not, without the prior written consent of [Shareholder], change the amount or form of Consideration, provided that neither Norbord nor West Fraser shall require [Shareholder]’s prior written consent to:

(a)	any adjustment to the Consideration pursuant to Section 2.17 of the Arrangement Agreement; or

(b)

any change to the Consideration proposed by Norbord pursuant to Section 7.8(b) of the Arrangement Agreement in response to a West Fraser Superior Proposal Notice (without imposing any obligation on Norbord to make any such change).

ARTICLE 3

INTERIM COVENANTS OF [SHAREHOLDER]

3.1 [Shareholder] hereby covenants and irrevocably agrees that it shall, from the date hereof until the termination of this Agreement pursuant to Article 9:

(a)	not directly or indirectly,

(i)	solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal in respect of West Fraser;

(ii)	engage in any discussions or negotiations with any Person regarding any Acquisition Proposal in respect of West Fraser;

(iii)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal in respect of West Fraser;

(iv)	provide any confidential information relating to West Fraser to any Person or group in connection with any Acquisition Proposal in respect of West Fraser, or

(v)	otherwise co-operate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing (subject, in all cases, to Section 6.1 of this Agreement);

(b)	immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person or group or any agent or representative of any

Person or group conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of West Fraser;

(c)

not, except with the prior written consent of Norbord, solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers or engage in any discussions or negotiations in respect of any sale (or other arrangement having the same economic effect as a sale) of the West Fraser Subject Securities;

(d)

not, except with the prior written consent of Norbord, directly or indirectly option, sell, transfer, pledge, encumber, hedge, swap, grant a security interest in, hypothecate or enter into any monetization transaction (or other arrangement having the same economic effect as a sale) with respect to any of the West Fraser Subject Securities, as applicable, or any right or interest therein, to any Person or group;

(e)

not grant or agree to grant any proxy, power of attorney or other right to vote the West Fraser Subject Securities, except for proxies or voting instructions to vote, or cause to be voted, securities granted in accordance with this Agreement;

(f)

not, except with the prior written consent of Norbord, requisition or join in the requisition of any meeting of the securityholders of West Fraser for the purpose of considering any resolution other than the West Fraser Resolution;

(g)

not solicit, arrange or provide assistance to any other Person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell securities of West Fraser or securities convertible into or exchangeable or exercisable for, or representing, West Fraser Shares or act in concert or jointly with any other Person for the purpose of acquiring any West Fraser Shares or securities convertible into or exchangeable or exercisable for, or representing, West Fraser Shares, in each case for the purpose of influencing the voting of West Fraser Shares or affecting the control of West Fraser, other than, in the case of proxy solicitation, in support of the Plan of Arrangement and the Transaction;

(h)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction; and

(i)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2 [Shareholder] agrees not to contest the approval of the Transaction by any Governmental Entity or exercise any other rights or remedies available at common law or pursuant to applicable corporate or securities laws or other registrations or take any action that is reasonably likely to in any manner impede, delay, postpone, hinder, prevent or challenge the Transaction.

3.3 [Shareholder] irrevocably and unconditionally consents to the details of this Agreement being set out in the Norbord Circular and the West Fraser Circular and, to the extent required pursuant to applicable securities laws, to this Agreement being made publicly available, including by filing on SEDAR. Without limiting the foregoing, [Shareholder] (a) consents to and authorizes the publication and disclosure by Norbord of its identity and holding of West Fraser Subject Securities, the nature of its commitments and obligations under this Agreement and any other information that Norbord or West Fraser, as applicable, reasonably determines is required to be disclosed by applicable Law in any press release, the Norbord Circular, the West Fraser Circular or any other disclosure document in connection with the Transaction and any transactions contemplated by the Arrangement Agreement and (b) agrees promptly to give to Norbord and/or West Fraser, as applicable, any information they may reasonably require for the preparation of any such disclosure documents. [Shareholder] and its legal counsel shall be given a reasonable opportunity to review and comment on any information pertaining to it, its affiliates and funds managed by it (other than West Fraser and its respective subsidiaries) contained in any such disclosure document prior to such disclosure document being publicly disseminated and reasonable consideration shall be given to any comments made by [Shareholder] and its legal counsel. [Shareholder] agrees to promptly notify Norbord and/or West Fraser, as applicable, of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

3.4 In the event of a stock split, stock dividend or distribution, or any change in the West Fraser Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “West Fraser Subject Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such securities may be changed or exchanged or which are received in the transaction and any consideration payable in respect of such West Fraser Subject Securities shall be adjusted pursuant to Section 2.17 of the Arrangement Agreement.

ARTICLE 4

AGREEMENT TO VOTE AND SUPPORT

4.1 [Shareholder] hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the termination of this Agreement pursuant to Article 9:

(a)

it shall attend (either in person or by proxy) the West Fraser Meeting (including any adjournments and postponements thereof) and, at the West Fraser Meeting, vote or cause to be voted the West Fraser Subject Securities in favour of the Transaction, including, without limitation, by voting in favour of the West Fraser Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)

it shall vote or cause to be voted (either in person or by proxy) at any meeting of the securityholders of West Fraser the West Fraser Subject Securities against, or not tender or cause to be tendered the West Fraser Subject Securities to,

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of West Fraser or similar transaction involving West Fraser or the West Fraser Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of West Fraser other than in connection with the Transaction and any transaction related thereto;

(iii)

any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction (including against any Acquisition Proposal in respect of West Fraser) at any meeting of the securityholders of West Fraser, called for the purpose of considering same; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of West Fraser in the Arrangement Agreement;

(c)

if [Shareholder] is the holder of record of the West Fraser Subject Securities, no later than 10 Business Days prior to the date of the Norbord Meeting, it shall deliver or cause to be delivered to West Fraser, with a copy to Norbord concurrently, a duly executed irrevocable proxy or proxies in respect of the West Fraser Subject Securities directing the holder of such proxy or proxies to vote in favour of the Transaction and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)

if [Shareholder] is the beneficial owner of the West Fraser Subject Securities, no later than 10 Business Days prior to the date of the West Fraser Meeting, it shall deliver or cause to be delivered, a duly executed voting instruction form to the intermediary through which it or its affiliates holds its beneficial interest in the West Fraser Subject Securities (provided that if it or any of its affiliates is a non-objecting beneficial owner, such voting instructions shall be delivered directly to West Fraser), with a copy to Norbord concurrently, instructing that the West Fraser Subject Securities be voted at the West Fraser Meeting in favour of the Transaction and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)

such proxy or proxies and voting instruction form or forms delivered pursuant to Section 4.1(c) and Section 4.1(d) shall name those individuals as may be designated by West Fraser in the West Fraser Circular and shall not be revoked without the written consent of Norbord in respect of the West Fraser Subject Securities.

4.2 If, in lieu of the Transaction, each of Norbord and West Fraser determines in its good faith judgement that it is necessary or desirable to complete the acquisition of all of the Norbord Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides the same, or better, financial treatment to all affected parties and the financial implications (including tax) are the same or better for [Shareholder] than as contemplated by the Arrangement Agreement, (b) is initiated on or prior to the Outside Date and is capable of being completed on or prior to the Outside Date, and (c) is otherwise on terms and conditions no more onerous to [Shareholder] than the terms of the Transaction, including any take-over bid (any such transaction, an “Alternative Transaction”), then during the term of this Agreement [Shareholder] may, on its own accord, and will, upon written request of Norbord, support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (a) voting or causing to be voted all of the West Fraser Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Norbord; and (b) delivering or causing the delivery of any duly executed items, instruments, documents and agreements required as conditions to consummate an Alternative Transaction.

ARTICLE 5

FIDUCIARY OBLIGATIONS

5.1 Notwithstanding any other provision of this Agreement, Norbord hereby agrees and acknowledges that [Shareholder] is bound hereunder solely in its capacity as a securityholder of West Fraser and that the provisions hereof shall not be deemed or interpreted to bind any employee, officer or director of [Shareholder] in his or her capacity as a director or officer of West Fraser. If any employee, officer or director of [Shareholder] is also a director of West Fraser, Norbord acknowledges and agrees that any such employee, officer or director may vote in his or her capacity as a director of West Fraser in favour of a Superior Proposal in respect of West Fraser as contemplated in the Arrangement Agreement and any such vote shall not be a violation of this Section 6.1.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF [SHAREHOLDER]

6.1 [Shareholder] represents, warrants and, where applicable, covenants to Norbord as follows and acknowledges that Norbord is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	[Shareholder] has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement;

(b)

this Agreement has been duly executed and delivered by [Shareholder] and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation, enforceable by the other parties hereto against it in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

[Shareholder] (i) is the legal and beneficial owner of record, (ii) is the beneficial owner exercising control and direction over (but not the holder of record of) or (iii) exercises control over, the West Fraser Subject Securities with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(d)

[Shareholder] does not own, either as legal and beneficial owner of record or beneficial owner exercising control and direction over (but not the holder of record), any Norbord Shares, nor does [Shareholder] exercise control over any Norbord Shares;

(e)

[Shareholder] has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of West Fraser Subject Securities now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) any West Fraser Subject Securities hereafter acquired by it;

(f)

[Shareholder] has the sole right to vote (or cause to be voted) all the West Fraser Subject Securities now held, and will have the right to vote (or cause to be voted) all West Fraser Subject Securities hereafter acquired by it;

(g)

no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from [Shareholder] of any of the West Fraser Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except pursuant to this Agreement;

(h)

West Fraser Subject Securities are the only securities of West Fraser or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by [Shareholder] and its affiliates (excluding any affiliates engaged in the business of cash management and investing activities on behalf of third parties);

(i)

[Shareholder] and its affiliates (excluding any affiliates engaged in the business of cash management and investing activities on behalf of third parties) have no agreements or options, or rights or privileges (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by [Shareholder] and such affiliates of additional securities of West Fraser; and

(j)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of [Shareholder], threatened against [Shareholder] or its affiliates that would adversely affect in any manner the ability of [Shareholder] to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF NORBORD

7.1 Norbord represents, warrants and, where applicable, covenants to [Shareholder] as follows and acknowledges that [Shareholder] is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	Norbord is validly existing under the laws of Canada and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Norbord and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)

this Agreement has been duly executed and delivered by Norbord and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation, enforceable by [Shareholder] against it in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought; and

(d)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Norbord, threatened against it or its affiliates that would adversely affect in any manner the ability of Norbord to enter into this Agreement or the Arrangement Agreement and to perform its respective obligations hereunder or thereunder.

ARTICLE 8

TERMINATION

8.1 This Agreement will continue in full force and effect until terminated in accordance with the earliest to occur of the following events:

(a)	this Agreement will terminate on the date upon which all of the parties to this Agreement mutually agree in writing to terminate this Agreement;

(b)	in the event that the Transaction is completed in accordance with the Arrangement Agreement;

(c)

this Agreement will terminate automatically in the event of termination of the Arrangement Agreement provided that if Norbord provides written notice to [Shareholder] of the intention of Norbord and West Fraser to complete an Alternative Transaction prior to or concurrent with the termination of the Arrangement Agreement, this Agreement will terminate automatically on the

Outside Date in the event that the Alternative Transaction is not completed by the Outside Date;

(d)	this Agreement will terminate on written notice by [Shareholder] to Norbord in the event that:

(i)

West Fraser makes a West Fraser Change in Recommendation in the circumstances contemplated by and in compliance with Section 7.7(b)(ii) of the Arrangement Agreement in respect of a Material Adverse Effect with respect to Norbord;

(ii)	the Arrangement Agreement is amended to reduce or adversely change the Consideration or is amended in any other respect that is materially adverse to [Shareholder], provided that:

(A)

any amendment to the Arrangement or adjustment to the Consideration permitted pursuant to Section 2.1 of this Agreement will not entitle [Shareholder] to terminate this Agreement under this Section 8.1(d)(ii); and

(B)

the waiver by either West Fraser or Norbord of any condition to closing of the Transaction, other than the conditions to closing of the Transaction set forth in Section 6.2(c) of the Arrangement Agreement, provided for in the Arrangement Agreement will not be considered an amendment to the Arrangement Agreement entitling [Shareholder] to terminate this Agreement under this Section 8.1(d)(ii);

(e)

this Agreement may be terminated by either Norbord or [Shareholder] upon written notice to the other in the event that the Transaction is not completed in accordance with the Arrangement Agreement by the Outside Date, as such date may be extended in accordance with the Arrangement Agreement.

ARTICLE 9

PUBLICITY

9.1 After such time as one or both of Norbord and/or West Fraser has publicly disclosed the existence of the Transaction by way of press release or other public disclosure, [Shareholder] and/or any of its affiliates may disclose and publicize the existence of and information related to the Transaction, including by way of press release or other means of public disclosure, without notice to or consent from Norbord.

(a)	in the case of [Shareholder]:

[SHAREHOLDER]

[Address]

Attention:    ∎

E-mail:        ∎

(b)	in the case of Norbord:

NORBORD INC.

1 Toronto Street, Suite 600

Toronto, ON

M5C 2W4

Attention: Robin Lampard, Senior Vice President and CFO

E-mail:	Robin.Lampard@norbord.com	[Redacted – personal information]

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

10.5 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

10.6 Each of the parties hereto agrees with the others that: (i)if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any of the parties, the other parties would suffer irreparable damage; (ii) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (iii)in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iv) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

10.7 No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

by any of the parties, the other parties would suffer irreparable damage; (ii) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (iii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iv) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

10.7 No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this

Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

10.8 This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

10.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NORBORD INC.

Per:
Name:
Title:

[SHAREHOLDER]

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE “A”

Ownership or Control/Direction of West Fraser Subject Securities

Name of Entity	Number of West Fraser Subject Securities Owned or Controlled

[Shareholder]	Common Shares ∎

Class B Shares ∎

APPENDIX E

PLAN OF ARRANGEMENT

(see attached)

APPENDIX E

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated November 18, 2020 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Consideration” means the West Fraser Shares to be issued to the Shareholders pursuant to this Plan of Arrangement on the basis of 0.675 of a West Fraser Share in exchange for each Norbord Share held, subject to adjustment as provided for in the Arrangement Agreement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any trust company, bank or financial institution agreed to in writing by West Fraser and Norbord, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Norbord Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Norbord Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Norbord Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date upon which West Fraser and Norbord agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 3:01am (Toronto time) on the Effective Date or such other time as agreed to by West Fraser and Norbord in writing;

“Exchange Ratio” means the exchange ratio of 0.675 of a West Fraser Share for each Norbord Share, as such Exchange Ratio may be adjusted pursuant to the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to Section 192(4) of the CBCA approving the Arrangement, as such order may be amended by the Court (with the consent of West Fraser and Norbord, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of West Fraser and Norbord, acting reasonably) on appeal;

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Holdco Agreements” has the meaning ascribed thereto in Section 2.13(c) of the Arrangement Agreement;

“Holdco Share Consideration” means, in respect of each Qualifying Holdco Share, (i) 0.675 of a West Fraser Share, subject to adjustment as provided for in the Arrangement Agreement, multiplied by the number of Norbord Shares held by such Qualifying Holdco divided by (ii) the aggregate number of Qualifying Holdco Shares that are issued and outstanding;

“In the Money Amount” means in respect of a Norbord Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Norbord DSUs, the Norbord RSUs and the Norbord Options;

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of West Fraser and Norbord, acting reasonably);

“Law” or “Laws” means all laws (including common law), by laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over such Person or its or their business, undertaking, assets, property or securities;

“Legacy Ainsworth Option Plan” means the Norbord stock option plan for participants in the Ainsworth Lumber Co. Ltd. stock option plan effective as of March 31, 2015;

“Letter of Transmittal” means the letters of transmittal to be delivered by Norbord to the Shareholders and the Qualifying Holdco Shareholders providing for delivery of the certificates representing the Shareholder’s Norbord Shares or the Qualifying Holdco’s Qualifying Holdco Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Norbord” means Norbord Inc., a corporation existing under the laws of Canada;

“Norbord Continuing Executives” means the holders of Incentive Securities who are not Norbord Departing Executives;

“Norbord Departing Executives” means the officers and employees of Norbord who will cease and not continue as officers and employees of Norbord following the completion of the Arrangement;

“Norbord DSU Plans” means (i) the deferred share unit plan for management of Norbord, as amended and restated as of May 5, 2020, (ii) the deferred share unit plan for non-employee directors of Norbord, as amended and restated as of May 5, 2020 and (iii) the deferred share unit plan of Ainsworth Lumber Co. Ltd., as amended and restated as of March 31, 2015;

“Norbord DSUs” means the outstanding deferred share units issued under the Norbord DSU Plans;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan;

“Norbord RSU Plan” means the restricted stock unit plan of Norbord instituted effective as of January 31, 2006;

“Norbord RSUs” means the outstanding restricted share units issued under the Norbord RSU Plan;

“Norbord Shares” means common shares in the capital of Norbord, as currently constituted and that are currently listed and posted for trading on the TSX and NYSE under the symbol “OSB”;

“Norbord Stock Option Plan” means the stock option plan of Norbord dated April 27, 2012, as amended on June 14, 2015, and includes, as it relates to Norbord UK Eligible Employees, the Norbord UK Subplan;

“Norbord UK Eligible Employees” has the meaning ascribed thereto in Section 2 of the Norbord UK Subplan;

“Norbord UK Subplan” means the Appendix to the Norbord Stock Option Plan, approved on February 12, 2013, relating to the granting of Norbord Options to Norbord UK Eligible Employees;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the volume-weighted average price on the TSX of the West Fraser Shares for a five Business Day period, starting with the opening of trading on the seventh Business Day prior to the Effective Date to the closing of trading on the third to last Business Day prior to the Effective Date, as reported by Bloomberg;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 9.1 of the Arrangement Agreement and this plan of arrangement;

“Qualifying Holdco” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shares” has the meaning ascribed thereto in Section 2.13(a)(v) of the Arrangement Agreement;

“Replacement Option” means an option to purchase West Fraser Shares having the terms and conditions determined in accordance with Section 3.1(a)(i);

“Shareholders” means the holders of Norbord Shares;

“Special Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“TSX” means the Toronto Stock Exchange;

“West Fraser” means West Fraser Timber Co. Ltd., a corporation existing under the laws of British Columbia;

“West Fraser Shares” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “WFT”;

“West Fraser Stock Option Plan” means the stock option plan of West Fraser, as amended and restated as of April 19, 2016; and

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(g) hereof.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and in accordance with the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon West Fraser, Norbord, the Shareholders, including any Dissenting Shareholders and the Qualifying Holdco Shareholders, and the holders of Incentive Securities.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)

with respect to Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives or Norbord directors, such Incentive Securities will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

(ii)

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio; and

(iii)

with respect to the Norbord DSUs, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio;

(b)

with respect to Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives, such Incentive Securities will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (1) the Payout Value, less (2) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to $0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

(ii)

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of this Plan of Arrangement;

(c)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date;

(d)

each Dissenting Shareholder shall transfer to Norbord all of the Dissent Shares held, without any further act or formality on its part, and, in consideration therefor, Norbord shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those Dissent Shares as determined pursuant to Section 4.1, and, in respect of the Dissent Shares so deemed to be transferred:

(i)	the Dissenting Shareholder shall cease to be a holder of such Dissent Shares;

(ii)	the name of the Dissenting Shareholder shall be removed from the register of Shareholders as of the Effective Time;

(iii)

the Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Dissent Shares to Norbord; and

(iv)	the Dissent Shares shall be cancelled by Norbord and the central securities register of Norbord shall be revised accordingly;

(e)

each Qualifying Holdco Share of a particular Qualifying Holdco that is outstanding and held by a Qualifying Holdco Shareholder shall be transferred and deemed to be transferred by the Qualifying Holdco Shareholder to West Fraser (free and clear of any Liens) in accordance with the applicable Holdco Agreement in exchange for the Holdco Share Consideration for the particular Qualifying Holdco;

(f)

each Norbord Share (other than (i) any Dissent Share and (ii) any Norbord Share held by a Qualifying Holdco, the Qualifying Holdco Shares of which are acquired by West Fraser pursuant to Section 3.1(e) (which shall not be exchanged under the Arrangement and shall remain outstanding as a Norbord Share held by such Qualifying Holdco)) shall be transferred and assigned to West Fraser (free and clear of any Liens) in exchange for the Consideration; and

(g)	with respect to each Norbord Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Section 3.1(e) or Section 3.1(f):

(i)

the registered holder thereof shall cease to be the registered holder of such Norbord Share or Qualifying Holdco Share (as applicable) and the name of such registered holder shall be removed from the register of Shareholders or Qualifying Holdco Shareholders (as applicable) as of the Effective Time of the applicable transfer and assignment provided for in Section 3.1(e) or Section 3.1(f);

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Norbord Share or Qualifying Holdco Share; and

(iii)

West Fraser will be the holder of all of the outstanding Norbord Shares and Qualifying Holdco Shares and the central securities register of Norbord and any Qualifying Holdco shall be revised accordingly.

3.2	No Fractional Consideration

In no event shall any fractional West Fraser Shares be issued under this Plan of Arrangement. All calculations of West Fraser in respect of Consideration and Holdco Share Consideration to be received under this Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate number of West Fraser Shares to be issued to a Shareholder or a Qualifying Holdco Shareholder as Consideration or Holdco Share Consideration under this Plan of Arrangement would result in a fraction of a West Fraser Share being issuable, then the number of West Fraser Shares to be issued to such Shareholder or Qualifying Holdco Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional West Fraser Share thereof, West Fraser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume-weighted average trading price of West Fraser Shares on the TSX for the five trading days immediately preceding the Effective Date.

3.3	Deemed Fully Paid and Non-Assessable Shares

All West Fraser Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Business Corporations Act (British Columbia).

3.4	Adjustments to the Consideration

All calculations and determinations made by West Fraser, Norbord or the Depositary, as applicable, for the purposes of this Plan of Arrangement and the Arrangement Agreement shall be conclusive, final, and binding.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to Norbord Shares held by such Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order and this section 4.1(a); provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be received by Norbord not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Special Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)

are ultimately entitled to be paid by Norbord fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Norbord in accordance with Section 3.1(d); and

(ii)

are ultimately not entitled, for any reason, to be paid by Norbord fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Norbord Shares on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration that such non-dissenting Shareholders are entitled to receive, on the basis set forth in Section 3.1(f).

(b)

In no event shall West Fraser or Norbord or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Norbord Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time of Section 3.1(d) or 3.1(f) as applicable, and at the Effective Time of Section 3.1(d) or 3.1(f), as applicable, the names of such Dissenting Shareholders shall be deleted from the central securities register of Norbord as at such Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Norbord Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, West Fraser shall deliver or arrange to be delivered to the Depositary the Consideration.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) or 3.1(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Qualifying Holdco Shareholder or the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Qualifying Holdco Shareholder or Shareholder, the Holdco Share Consideration or the Consideration, as applicable, which such Shareholder has the right to receive under the Arrangement for such Qualifying Holdco Shares or Norbord Shares, less any amounts withheld pursuant to Section 5.1(g), and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) and Section 3.1(f), respectively, shall be deemed after the Effective Time of Section 3.1(e) and Section 3.1(f), respectively, to represent only the right to receive upon such surrender the Holdco Share Consideration or the Consideration (as applicable) to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.1(g). Any such certificate formerly representing Norbord Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Norbord Shares or Qualifying Holdco Shares of any kind or nature against or in Norbord or West Fraser. On such date, all Consideration or Holdco Share Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to West Fraser or Norbord, as applicable.

(d)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Shareholder to receive the Consideration for Norbord Shares or of any Qualifying Holdco Shareholder to receive the Holdco Share Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to West Fraser or Norbord, as applicable.

(e)

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Norbord Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to West Fraser and the Depositary

(acting reasonably) in such sum as West Fraser may direct, or otherwise indemnify West Fraser and Norbord in a manner satisfactory to West Fraser and Norbord, acting reasonably, against any claim that may be made against West Fraser and Norbord with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)

On the Effective Date, Norbord shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of Norbord in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Security, less any amounts withheld pursuant to Section 5.1(h) hereof.

(g)

West Fraser, Norbord and the Depositary shall be entitled to deduct and withhold from any amount payable or deliverable to any Person under the Plan of Arrangement and from all dividends or other distributions or other consideration or payments otherwise payable or deliverable to any former securityholders of Norbord, such amounts as West Fraser, Norbord or the Depositary, as applicable, determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, or to meet any related remittance requirement (collectively, a “Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

(h)	Any exchange or transfer of Norbord Shares and Qualifying Holdco Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

West Fraser and Norbord reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Special Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Shareholders and communicated to the Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Norbord and West Fraser, may be proposed by Norbord and West Fraser at any time prior to or at the Special Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting will be effective only if it is consented to by each of Norbord and West Fraser and, if required by the Court, by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Norbord and West Fraser without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of Norbord and West Fraser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Shareholders.

(e)

Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX F

APPLICATION FOR FINAL ORDER

(see attached)

Commercial List Court File No. CV-20-00652854-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS

AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF NORBORD INC.

NORBORD INC.	Applicant
NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a Zoom hearing before a Judge presiding over the Commercial List on a date and at a time to be set by the Commercial List or as soon after that time as the Application may be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: December 10, 2020	Maggie Sawka	Digitally signed by Maggie Sawka DN: cn=Maggie Sawka, o=Ministry of the Attorney General, ou=Superior Court of Justice, email=maggie.sawka@ontario.ca, c=CA Date: 2020.12.10 12:11:28 -05’00’
Local Registrar

Address of court office: 330 University Avenue 9th floor Toronto, Ontario Canada M5G ~~1E6~~ 1R7

TO:	THE HOLDERS OF COMMON SHARES OF NORBORD INC.

AND TO:	THE HOLDERS OF OPTIONS, DEFERRED SHARE UNITS AND RESTRICTED STOCK UNITS OF NORBORD INC.

AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	WEST FRASER TIMBER CO. LTD. c/o McMillan LLP 181 Bay Street Suite 4400 Toronto, Ontario Canada M5J 2T3 Attn: Adam Chisholm

APPLICATION

1.	The Applicant, Norbord Inc. (“Norbord”), makes Application for:

(a)

an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) with respect to calling and conducting a special meeting (the “Meeting”) of the holders of the common shares of Norbord to consider, among other things, the proposed plan of arrangement involving Norbord (the “Arrangement”);

(b)	an order pursuant to section 192 of the CBCA approving the Arrangement; and

(c)	such further and other relief as this Honourable Court may deem just.

2.	The grounds of the Application are:

(a)	Norbord is incorporated under the CBCA, its headquarters are in Toronto, Ontario and its common shares trade on the Toronto Stock Exchange;

(b)	the Arrangement is an “arrangement” within the meaning of section 192(1) of the CBCA;

(c)	it is not practicable to effect the transactions contemplated by the Arrangement other than pursuant to section 192 of the CBCA;

(d)	Norbord is not insolvent within the meaning of section 192(3) of the CBCA;

(e)	all preconditions to the approval of the Arrangement by the Court will have been satisfied prior to the hearing of the application;

(f)	the Arrangement is fair and reasonable;

(g)	section 192 of the OBCA;

(h)	rules 14.05(1), 14.05(2), 14.05(3)(f), 17.02 and 38 of the Rules of Civil Procedure;

(i)

section 3(a)(10) of the United States Securities Act of 1933, as amended, which exempts from registration those securities which are issued in exchange for bona fide outstanding securities where the terms and conditions of such issuance and exchange after a hearing by a court upon the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in exchange shall have the right to appear; and

(j)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	The following documentary evidence will be used at the hearing of the Application:

(a)	such interim order as may be granted by this Honourable Court;

(b)	affidavit evidence, to be sworn;

(c)	supplementary affidavit material reporting on the results of the Meeting; and

(d)	such further and other material as counsel may advise and this Honourable Court may permit.

4.	Notice of this Application to holders of Norbord securities outside Ontario is given pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure.

December 10, 2020	TORYS LLP Suite 3000 79 Wellington Street W. Toronto, Ontario Canada M5K 1N2

Andrew Gray LSO#: 46626V Tel: 416.865.7630

Henry Federer LSO#:79435B Tel: 416.865.7312 Fax: 416.865.7380

Lawyers for the Applicant, Norbord Inc.

Commercial List Court File No. CV-20-00652854-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

NORBORD INC.

Applicant

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at TORONTO

NOTICE OF APPLICATION
TORYS LLP Suite 3000 79 Wellington Street West Toronto, Ontario M5K 1N2 Canada

Andrew Gray (LSO #: 46626V) Tel: 416-865-7630 Fax: 416-865-7830 Email: agray@torys.com

Henry Federer (LSO #: 79435B) Tel: 416-865-7312 Email: hfederer@torys.com

Lawyers for the Applicant

APPENDIX G

INTERIM ORDER

(see attached)

Commercial List Court File No. CV-20-00652854-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE	)	THURSDAY, THE 17th
CAVANAGH	)	DAY OF DECEMBER 2020
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF

THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF

CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT

OF NORBORD INC.

NORBORD INC.

Applicant

INTERIM ORDER

(December 17, 2020)

THIS MOTION made by the Applicant, Norbord Inc. (the “Norbord”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day by Zoom.

ON READING the Notice of Motion, the Notice of Application issued on December 10, 2020 and the affidavit of Robin Lampard, sworn December 15, 2020, (the “Lampard Affidavit”), including the draft management proxy circular (the “Circular”), which is attached as Exhibit “A” to the Lampard Affidavit, on hearing the submissions of counsel for the Applicant and counsel for West Fraser Timber Co. Ltd. (“West Fraser”), and upon being advised that the Director appointed under the CBCA (the “Director”) has determined it does not need to attend the hearing of the motion,

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Norbord is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of voting common shares (the “Shareholders”) in the capital of Norbord to be held virtually on January 19, 2021 at 1:00 p.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Norbord, subject to what may be provided hereafter and subject to further order of this court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be December 11, 2020.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of Norbord;

(c)	representatives and advisors of West Fraser;

(d)	the Director; and

(e)	other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that, subject to the Arrangement Agreement, Norbord may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

7. THIS COURT ORDERS that, notwithstanding the requirements of the CBCA and the by-laws and articles of incorporation of Norbord, (i) Norbord is permitted to conduct the Meeting (including conducting voting at the Meeting), in whole or in part using exclusively electronic means, including one or more of webcasting, telephone conference, and/or other electronic means as may be practicable and as determined by Norbord acting reasonably, (ii) Norbord is not required to convene an in-person Meeting in respect of the Arrangement, and (iii) quorum for the Meeting may be satisfied by the attendance of Shareholders, in person or represented by proxy, through webcast, telephone conference or another electronic means employed by Norbord in accordance with this Order.

Quorum

8. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Norbord and that the quorum at the Meeting shall be not less than two persons present in person or virtually at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

9. THIS COURT ORDERS that Norbord is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 10, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 13 and 14 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

10. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 9, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Norbord may determine.

Amendments to the Circular

11. THIS COURT ORDERS that Norbord is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 13 and 14.

Adjournments and Postponements

12. THIS COURT ORDERS that Norbord, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Norbord may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

13. THIS COURT ORDERS that, in order to effect notice of the Meeting, Norbord shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Norbord may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)

the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first-class mail at the addresses of the Shareholders as they appear on the books and records of Norbord, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the corporate secretary of Norbord;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Norbord, who requests such transmission in writing and, if required by Norbord, who is prepared to pay the charges for such transmission;

(b)

non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)

the respective directors and auditors of Norbord, and to the Director, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

14. THIS COURT ORDERS that, in the event that Norbord elects to distribute the Meeting Materials, Norbord is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Norbord to be necessary or desirable (collectively, the “Court Materials”) to the holders of Norbord Options (the “Optionholders”), Norbord DSUs and Norbord RSUs, by any method permitted for notice to Shareholders as set forth in paragraphs 13(a) or 13(b), above, concurrently with the distribution described in paragraph 13 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Norbord or its registrar and transfer agent at the close of business on the Record Date.

15. THIS COURT ORDERS that accidental failure or omission by Norbord to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Norbord, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Norbord, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. THIS COURT ORDERS that Norbord is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Norbord may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 10, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Norbord may determine.

17. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 13 and 14 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 13 and 14 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 10, above.

Solicitation and Revocation of Proxies

18. THIS COURT ORDERS that Norbord is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Norbord may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Norbord is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Norbord may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Norbord deems it advisable to do so.

19. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (i) may be deposited at the registered office of Norbord or with the transfer agent of Norbord as set out in the Circular; and (ii) any such instruments must be received by Norbord or its transfer agent not later than two business days immediately preceding the Meeting (or any adjournment or postponement thereof).

Voting

20. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the

Meeting, shall be those Shareholders who hold Shares of Norbord as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

21. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders. Such vote shall be sufficient to authorize Norbord to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

22. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Norbord (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

23. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the

Plan of Arrangement) provided that: (i) Qualifying Holdcos or Qualifying Holdco Shareholders who validly elect the Holdco Alternative are not entitled to exercise Dissent Rights and (ii) notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Norbord in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Norbord not later than 4:00 p.m. (Toronto time) on the day that is two business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court.

24. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent

Rights set out in paragraph 23 above and who:

(a)

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Norbord for cancellation in consideration for a payment of cash from Norbord equal to such fair value; or

(b)

is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Norbord, West Fraser or any other person be required to recognize such Shareholders as holders of voting common shares of Norbord at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Norbord’s register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Norbord may apply to this Honourable Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which the Shareholders, Optionholders, and other interested parties have the right to appear, subject to section 27 hereof, which final order will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof regarding the distribution of securities pursuant to the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 13 and 14 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Norbord, with a copy to counsel for West Fraser, as soon as reasonably practicable, and, in any event, no less than five business days before the hearing of this Application at the following addresses:

Torys LLP

Suite 3000

79 Wellington Street W.

Toronto, Ontario

Canada M5K 1N2

Attn: Andrew Gray

agray@torys.com

Lawyers for Norbord

and

McMillan LLP

181 Bay Street

Suite 4400

Toronto, Ontario

Canada M5J 2T3

Attn: Adam Chisholm

adam.chisholm@mcmillan.ca

Lawyers for West Fraser

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	Norbord;

(b)	West Fraser;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29. THIS COURT ORDERS that any materials to be filed by Norbord in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the voting common shares, Norbord Options, DSUs or RSUs, or the articles or by-laws of Norbord, this Interim Order shall govern.

Extra-Territorial Assistance

32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. THIS COURT ORDERS that Norbord shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

Peter	Digitally signed by Peter Cavanagh
Cavanagh	Date: 2020.12.17 12:07:58 -05‘00’

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA	Commercial List Court File No. CV-20-00652854-00CL
BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

NORBORD INC.                                                                                                       Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER
(December 17, 2020)

TORYS LLP
Suite 3000 79 Wellington Street West
Toronto, Ontario
M5K 1N2 Canada

Andrew Gray (LSO #: 46626V)
Tel: 416-865-7630
Fax: 416-865-7830
Email: agray@torys.com

Henry Federer (LSO #: 79435B)
Tel: 416-865-7312
Email: hfederer@torys.com

Lawyers for the Applicant

APPENDIX H

RBC FAIRNESS OPINION

(see attached)

RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

November 18, 2020

The Board of Directors

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Norbord Inc. (“Norbord”) and West Fraser Timber Co. Ltd. (“West Fraser”) propose to enter into an agreement to be dated November 18, 2020 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, pursuant to which West Fraser will acquire all of the outstanding common shares of Norbord (each a “Norbord Share”) for consideration of 0.675 of a common share of West Fraser for each Norbord Share. The terms of the Arrangement will be more fully described in a management proxy circular (the “Circular”), which will be mailed to holders of Norbord Shares (each a “Norbord Shareholder”) in connection with the Arrangement.

RBC also understands that Brookfield Asset Management Inc. and certain of its controlled affiliates (“Brookfield”), Norbord and West Fraser propose to enter into an agreement to be dated November 18, 2020 (the “Brookfield Voting Agreement”) pursuant to which, among other things, Brookfield has agreed to vote its Norbord Shares, representing approximately 43% of the Norbord Shares outstanding, in favour of the Arrangement.

Norbord has retained RBC to deliver to Norbord’s board of directors (the “Board”) RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration under the Arrangement from a financial point of view to the Norbord Shareholders. RBC has not prepared a valuation of Norbord, West Fraser, or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

Norbord initially contacted RBC regarding a potential assignment in October 2020, and RBC was formally engaged by Norbord through an agreement between Norbord and RBC (the “Engagement Agreement”) dated October 15, 2020. The terms of the Engagement Agreement provide that RBC is to be paid a fee for the delivery of the Fairness Opinion (regardless of its conclusion). In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Norbord in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Norbord with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Norbord, West Fraser or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Norbord, West Fraser, Brookfield or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as disclosed herein. In the past two years, RBC has been engaged in the following capacities for Norbord: (i) joint bookrunner on a US$350 million senior secured notes offering in June 2019; and (ii) financial advisor in connection with the potential sale of Norbord in 2018. In the past two years, RBC has been engaged in the following capacities for Brookfield and its associates or affiliates: (i) financial advisor on three transactions with an aggregate transaction value of C$21.4 billion and one active undisclosed advisory assignment; (ii) sole or joint bookrunner or co-manager for eleven offerings of equity securities for gross proceeds of C$3.8 billion; and (iii) joint bookrunner or co-manager for twenty-one offerings of debt securities for gross proceeds of C$15.2 billion. There are no understandings, agreements or commitments between RBC and Norbord, West Fraser, Brookfield or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Norbord, West Fraser, Brookfield or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Norbord, West Fraser, Brookfield and certain of its associates or affiliates in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Norbord, West Fraser or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Norbord, West Fraser or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated November 18, 2020, of the Arrangement Agreement;

2.	the most recent draft, dated November 18, 2020, of the Brookfield Voting Agreement;

3.	audited financial statements of Norbord and West Fraser for each of the five years ended December 31, 2015, 2016, 2017, 2018 and 2019;

4.	the unaudited interim reports of Norbord for each of the quarters ended April 4, 2020, July 4, 2020 and October 3, 2020;

RBC CAPITAL MARKETS

5.	the unaudited interim reports of West Fraser for each of the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020;

6.	annual reports of Norbord and West Fraser for each of the two years ended December 31, 2018 and 2019;

7.	the Notice and Management Proxy Circular of Norbord for each of the two years ended December 31, 2018 and 2019;

8.	the Notice of Annual Meeting of Shareholders and Information Circular of West Fraser for each of the two years ended December 31, 2018 and 2019;

9.	annual information forms of Norbord and West Fraser for each of the two years ended December 31, 2018 and 2019;

10.	unaudited financial projections for Norbord prepared by management of Norbord for the years ending December 31, 2021 through December 31, 2025;

11.	the internal management budget of Norbord prepared by management of Norbord for the year ending December 31, 2020;

12.	unaudited financial projections for West Fraser prepared by management of West Fraser for the years ending December 31, 2021 through December 31, 2025;

13.	the internal management budget of West Fraser prepared by management of West Fraser for the year ending December 31, 2020;

14.	discussions with senior management of Norbord and West Fraser;

15.	discussions with Norbord’s legal counsel;

16.	public information relating to the business, operations, financial performance and stock trading history of Norbord, West Fraser and other selected public companies considered by us to be relevant;

17.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

18.	public information regarding the forest products industry;

19.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of Norbord and West Fraser as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

20.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Norbord to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Norbord and West Fraser) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Norbord and West Fraser, and their consultants and advisors (collectively, the “Norbord Information” as it relates to Norbord and the “West Fraser Information” as it relates to West Fraser). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Norbord Information and West Fraser Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Norbord Information or West Fraser Information.

Senior officers of Norbord have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Norbord Information (as defined above) provided to RBC orally

RBC CAPITAL MARKETS

by, or in the presence of, any officer or employee of Norbord, or in writing by Norbord, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact, and did not and does not omit to state a material fact necessary to make such Norbord Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the Norbord Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Norbord or any of its subsidiaries, material change in the Norbord Information, or to the knowledge of Norbord, other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

Senior officers of West Fraser have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the West Fraser Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of West Fraser, or in writing by West Fraser, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact, and did not and does not omit to state a material fact necessary to make such West Fraser Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the West Fraser Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of West Fraser or any of its subsidiaries, material change in the West Fraser Information, or to the knowledge of West Fraser, other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Norbord, West Fraser and their respective subsidiaries and affiliates, as they were reflected in the Norbord Information and West Fraser Information as they have been represented to RBC in discussions with management of Norbord and West Fraser. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness

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opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Norbord Shareholder as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Arrangement from a financial point of view to the Norbord Shareholders, RBC considered and relied upon the following: (i) a comparison of the consideration under the Arrangement to the results of a discounted cash flow analysis of Norbord; and (ii) a comparison of the multiples implied by the consideration under the Arrangement to multiples of selected precedent transactions. RBC also reviewed trading multiples of publicly traded forest products companies similar to Norbord, but given that public trading values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Norbord Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX I

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX J

COMPARISON OF SHAREHOLDERS’ RIGHTS UNDER THE CBCA AND THE BCBCA

The following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their own legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the CBCA, the charter documents consist of a corporation’s articles of incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and by-laws, which govern the management of the corporation.

Under the BCBCA, the charter documents consist of a notice of articles, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and articles, which govern the management of the corporation.

Amendments to Charter Documents

Under the CBCA, changes to the by-laws of the corporation generally require shareholder approval by ordinary resolution. Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction, generally require special resolutions passed by not less than 66 2⁄3% of the votes cast by the shareholders voting on the resolutions authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66 2⁄3% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution. A special resolution must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66 2⁄3% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66 2⁄3% of the votes cast on the resolution. Certain other fundamental changes, including continuances out of the jurisdiction and certain amalgamations also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than 66 2⁄3% of the votes cast upon special resolutions for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of a corporation, other than in the ordinary course of business of the corporation. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least 66 2⁄3% and not more than 75% of the votes cast on the resolutions, or, if the articles do not contain such a provision, special resolutions passed by at least 66 2⁄3% of the votes cast on the resolutions.

Comparison of Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation is subject to an order of the court permitting such shareholder to dissent or where a corporation proposes to:

(a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	enter into certain statutory amalgamations;

(d)	continue out of the jurisdiction;

(e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

(f)	carry out a going-private transaction or squeeze-out transaction; or

(g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Under the BCBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where a corporation proposes to:

(a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	continue out of the jurisdiction;

(d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

(e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction; or

(f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

Oppression Remedies

The CBCA contains rights that are broader than the BCBCA in that they are available (without seeking leave from a court) to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been, carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been, exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Under the BCBCA, a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

The CBCA extends rights to bring a derivative action to a broad range of complainants as it affords the right to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, the Director appointed under the CBCA, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

(a)

the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and

(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a complainant, being a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend an action against a corporation. Under the BCBCA, a court may grant leave if:

(a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

(b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

(c)	the complainant is acting in good faith; and

(d) it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

Short Selling

Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation. The BCBCA has no such restriction.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at any place within Canada provided by the by-laws, or in the absence of such a provision, at the place within Canada that the directors determine. Meetings of shareholders may be held outside of Canada if the place is specified in the articles or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

(b)

the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Under the CBCA, fully virtual meetings of shareholders are permitted. Unless the corporation’s by-laws provide otherwise, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the corporation makes available such a communication facility.

Under the BCBCA, the corporation may first require an order of the court to hold a fully virtual meeting of shareholders. Hybrid shareholder meetings, which comprise both of an in-person and virtual element, are permitted under the BCBCA. Unless the memorandum or articles of a corporation provide otherwise, any person entitled to attend a meeting of shareholders may do so by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether by telephone, by other communications medium or in person, are able to communicate with each other.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months of receiving the requisition. Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the resolution, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares carrying the right to vote may call a meeting.

Shareholder Proposals

Under the CBCA, a registered or beneficial shareholder may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Under the BCBCA, in order for one or more registered or beneficial shareholders to be entitled to submit a proposal, they must have held voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

Director Residency Requirements

The CBCA requires a distributing corporation whose shares are held by more than one person to have a minimum of three directors, but it also requires that at least one-quarter of the directors be resident Canadians. If a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, an individual has to be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

The BCBCA provides that a reporting corporation must have a minimum of three directors and does not impose any residency requirements on the directors.

Removal of Directors

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at an annual meeting or special meeting. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles so provide, by a lower proportion of shareholders or by some other method. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a majority of votes that is less than the majority of votes required to pass a special separate resolution or by some other method.